 As filed with the Securities and Exchange Commission on November  , 1999
                                                     Registration No. 333-89393
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  -----------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                  -----------

                              TELECORP PCS, INC.
            (Exact name of registrant as specified in its charter)
         Delaware                   4812                   54-1872248
                             (Primary Standard          (I.R.S. Employer
     (State or other     Industrial Classification    Identification No.)
     jurisdiction of            Code Number)
     incorporation or
      organization)

                                  -----------

                              1010 N. Glebe Road
                                   Suite 800
                              Arlington, VA 22201
                                (703) 236-1100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  -----------

                              Thomas H. Sullivan
             Executive Vice President and Chief Financial Officer
                              TeleCorp PCS, Inc.
                         1010 N. Glebe Road, Suite 800
                              Arlington, VA 22201
                                (703) 236-1122
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  -----------

                                  Copies to:
           Thomas J. Murphy                     William P. Rogers, Jr.
           David A. Cifrino                    Cravath, Swaine & Moore
        McDermott, Will & Emery                   825 Eighth Avenue
            28 State Street                    New York, New York 10019
      Boston, Massachusetts 02109                   (212) 474-1270
            (617) 535-4000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  -----------

   The Registrant hereby amends this Registration Statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall then become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1999.

PROSPECTUS

                                7,800,000 Shares
                               TeleCorp PCS, Inc.
                              Class A Common Stock

                                   --------

  We are selling 7,800,000 shares of our class A common stock. The underwriters named in this prospectus may purchase up to 1,170,000 additional shares of our class A common stock to cover over-allotments.

  This is our initial public offering and no public market currently exists for our shares. We currently expect that the initial public offering price will be between $16.00 and $18.00 per share. We have applied for quotation of the class A common stock on the Nasdaq National Market under the symbol "TLCP".

                                   --------

  Investing in our class A common stock involves risks. See "Risk Factors" beginning on page 6.

                                   --------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                        Per Share Total
                                        --------- -----
Initial Public Offering Price             $       $
Underwriting Discount                     $       $
Proceeds to TeleCorp (before expenses)    $       $

                                   --------

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about      ,
1999.

                                   --------

Salomon Smith Barney                                         Lehman Brothers

Deutsche Banc Alex. Brown                                    Merrill Lynch & Co.

     , 1999

   [Map showing TeleCorp PCS and AT&T Wireless networks in south-central and northeast United States and Puerto Rico, and captions.]

   [TeleCorp and AT&T Wireless markets shaded in appropriate regions. TeleCorp and SunCom logos also displayed.]

   [Pictures of wireless phones and users.]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Historical and Pro Forma Consolidated Financial Information.....  20
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations...........................................................  22
The Wireless Communications Industry.....................................  36
Business.................................................................  38
Management...............................................................  59
Principal Stockholders and Beneficial Ownership of Management............  68
Certain Relationships and Related Transactions...........................  72
Description of Indebtedness..............................................  89
Description of Capital Stock.............................................  95
Shares Eligible for Future Sale.......................................... 103
Material U.S. Tax Consequences to Non-U.S. Holders....................... 105
Underwriting............................................................. 108
Legal Matters............................................................ 109
Experts.................................................................. 109
Available Information.................................................... 110
Index to Financial Statements............................................ F-1

                                 ------------

   Until    , 1999, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

                                    TeleCorp

   We are the largest AT&T Wireless affiliate in the United States, with licenses covering approximately 16.5 million people. We provide wireless personal communications services in selected markets in the south-central and northeast United States and in Puerto Rico, encompassing eight of the 100 largest metropolitan areas in the United States. Commencing with the launch of our New Orleans market in February 1999, we have successfully launched our services in 20 markets, including all of our major markets, and currently have more than 100,000 subscribers. Our senior management team has substantial experience in the wireless communications industry with companies such as AT&T, Bell Atlantic and Sprint PCS.

                          Strategic Alliance with AT&T

   We entered into a venture with AT&T in July 1998 under which AT&T contributed personal communications services, or PCS, licenses to us in exchange for ownership in our company. AT&T is one of our largest investors, beneficially owning approximately 16% of our class A common stock upon completion of this offering. As an AT&T Wireless affiliate, we enjoy numerous strategic benefits, including the following:

  . Exclusivity. We are AT&T's exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T in our covered markets, subject to AT&T's right to resell services on our network.

  . Brand. We have the right to use the AT&T brand name and logo together with our SunCom brand name and logo in our covered markets, giving equal emphasis to each. We also benefit from AT&T's nationwide advertising and marketing campaigns.

  . Roaming. We are AT&T's preferred roaming partner in our markets. Our roaming revenues increased from approximately $1.9 million in the first quarter of 1999 to approximately $9.5 million in the third quarter. We believe our AT&T Wireless affiliation will continue to provide us with a valuable base of recurring roaming revenue.

  . Coast-to-Coast Coverage. Outside our markets, our wireless customers can place and receive calls in AT&T Wireless markets and the markets of AT&T Wireless' other roaming partners. Our ability to offer coast-to-coast coverage is a competitive advantage as users increasingly choose national rate plans. As of September 30, 1999, 19% of our customers have chosen one of our national SunRate(TM) pricing plans.

                                    Markets

   Our PCS licenses include several major population centers and popular vacation destinations such as:

  .  San Juan, Puerto Rico and the U.S. Virgin Islands;

  .  New Orleans and Baton Rouge, Louisiana;

  .  Memphis, Tennessee;

  .  Little Rock, Arkansas;

  .  Manchester, Concord and Nashua, New Hampshire; and

  .  Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts.

   Our launched networks covered approximately 65% of our licensed population as of September 30, 1999, and by the end of 1999 we expect our network will cover approximately 75% of our licensed population.

                             Competitive Strengths

   Our goal is to provide our customers with simple-to-buy, easy-to-use wireless services, including coverage across the nation, superior call quality, competitive pricing and personalized customer care. In addition to our strategic alliance with AT&T, we believe we have several key business, operational and marketing advantages, including our:

  . Attractive Markets. Our markets have favorable demographic characteristics for personal communications services with an average population density of approximately 38% above the national average. We believe our markets are strategically important to AT&T because they are located near or adjacent to traffic corridors in and around large markets such as Boston, Houston and St. Louis. Our markets include major population and business centers and vacation destinations that attract an estimated 39 million visitors per year. Most of our markets are also adjacent to the markets of the other SunCom companies, Triton PCS, Inc. and Tritel Communications, Inc.

  . Experienced and Incentivized Management. Our 21 member senior management team has an average of 11 years of experience in the wireless industry. Together, they will beneficially own approximately 12% of our class A common stock on a fully-diluted basis upon completion of this offering.

  . Substantial Airwave Capacity. We have licenses with a minimum of 35 MHz of airwaves in our major urban markets of San Juan and New Orleans and 30 MHz in Little Rock and Memphis. Megahertz, or MHz, represents a measure of airwave capacity. These amounts are equal to or greater than those held by each of our principal competitors in each of these markets. We believe these amounts of airwaves will enable us to competitively deploy new and enhanced voice and data services. This capacity will also permit us to provide service to the increasing number of wireless users and to service increased use by subscribers.

  . Strong Capital Base. Upon completion of this offering, we will have approximately $1.5 billion of funded and committed capital. We believe our existing capital resources, including the proceeds of this offering, will be sufficient to fund our current business plan, including capital expenditures and operating losses, through the end of 2001.

  . Advanced Digital Technology. We are building our network using time division multiple access technology, which makes our network compatible with AT&T's network and other time division multiple access networks. This technology allows us to offer enhanced features and services relative to standard cellular service, including extended battery life, integrated voicemail, paging, fax and e-mail delivery, enhanced voice privacy and short-messaging capability.

                                  Risk Factors

   You should consider carefully all of the information described in this prospectus and, in particular, you should evaluate the specific factors under "Risk Factors" beginning on page 6.

                                  ------------

   Our principal executive offices are at 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201. The telephone number at our executive offices is
(703) 236-1100. This prospectus contains trademarks and registered trademarks of ours and of other companies.

                                  The Offering

Class A common stock offered by this       7,800,000 shares
 prospectus.............................
Class A common stock outstanding after    81,673,889 shares
 this offering..........................
Class A common stock and equivalents
 outstanding
 after this offering (1)(2).............  98,277,504 shares
Use of proceeds.........................  We expect to use the estimated $122.3 million in net proceeds from this
                                          offering
                                          for general corporate purposes,
                                          including capital expenditures in
                                          connection with the expansion of our
                                          personal communications services
                                          network, sales and marketing
                                          activities and working capital.
                                          See "Use of Proceeds."
Proposed Nasdaq National Market symbol..  TLCP

(1) Our restated certificate of incorporation provides that, subject to the rights of specific classes of stock to vote as a class on specified matters, until ownership restrictions of the Federal Communications Commission currently applicable to us no longer apply, the holders of our class A common stock will collectively possess 49.9% of the total voting power of the outstanding common stock. Our founders, Mr. Vento and Mr. Sullivan, as the holders of our voting preference common stock, collectively possess 50.1% of the total voting power of our outstanding common stock. See, "Business--Governmental Regulation--FCC Designated Entity and Small Business Regulation," "Principal Stockholders and Beneficial Ownership of Management" and "Description of Capital Stock."

(2) Includes the following number of shares of class A common stock that are issuable upon conversion of certain of our other securities that will be outstanding after this offering:

    . 14,912,778 shares issuable to the holders of our series F preferred stock at their option at any time,

    . 1,138,332 shares issuable to the holders of our class C, class D and voting preference common stock upon the consent of two-thirds of the class A common stock after the FCC ownership restrictions no longer apply to us, and

    . 552,505 shares issuable upon the exercise of outstanding employee and director options as of September 30, 1999 at a weighted average exercise price of $0.0065 per share, including 212,005 shares issuable within one year of completion of this offering. In addition, 1,261,816 shares of class A common stock are available for awards under our 1999 Stock Option Plan and 118,390 shares are available for grant under our 1998 Restricted Stock Plan.

  Excluded from equivalents presented above are shares of class A common stock issuable to holders of our series A preferred stock at their option at any time after July 17, 2006, at a conversion rate equal to the liquidation preference on those shares divided by the market price of the class A common stock at the time of conversion. At the September 30, 1999 liquidation preference of the series A preferred shares of approximately $107.0 million and a market price equal to an assumed initial public offering price of this offering of $17.00 per share, the outstanding shares of series A preferred stock would convert into 6,291,928 shares of class A common stock. See "Description of Capital Stock." Also excluded are 1,337,322 shares to be issued in connection with pending acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition History" and "--Recent Developments."

   Except where otherwise indicated, the information in this prospectus:

  . has been restated to give effect to a 100-for-1 stock split of our common stock and series F preferred stock effected on August 27, 1999 and a 3.09-for-1 stock split of our common stock and series F preferred stock effected on November 8, 1999, and

  .  assumes no exercise of the underwriters' over-allotment option.

                    Summary Historical Financial Information

   The following summary historical statements of operations and balance sheet data has been derived from our audited and unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our financial statements and related notes included elsewhere in this prospectus and the information under "Use of Proceeds," "Selected Historical and Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       Nine Months Ended
                                           Year Ended December 31,       September 30,
                                           ------------------------  -----------------------
                           July 29, 1996
                          (inception) to
                         December 31, 1996     1997                     1998
                           (Predecessor)   (Predecessor)    1998     (unaudited)     1999
                         ----------------- ------------- ----------  -----------  ----------
                                   (Dollars in thousands, except per share data)
Statements of
 Operations Data:
 Service revenue.......       $   --         $    --     $      --   $      --    $   18,937
 Equipment revenue.....           --              --            --          --        10,322
 Roaming revenue.......           --              --             29         --        18,942
                              -------        --------    ----------  ----------   ----------
  Total revenue........           --              --             29         --        48,201
                              -------        --------    ----------  ----------   ----------
 Operating expense:
 Cost of revenue.......           --              --            --          --        23,087
 Operations and
  development..........           --              --          9,772       3,502       25,925
 Selling and
  marketing............            10             304         6,325       2,488       39,720
 General and
  administrative.......           515           2,637        26,239      15,885       38,942
 Depreciation and
  amortization.........           --               11         1,584         643       34,799
                              -------        --------    ----------  ----------   ----------
  Total operating
   expense.............           525           2,952        43,920      22,518      162,473
                              -------        --------    ----------  ----------   ----------
  Operating loss.......          (525)         (2,952)      (43,891)    (22,518)    (114,272)
 Interest expense......           --              396        11,934       5,501       34,448
 Interest income.......           --              (13)       (4,697)     (2,631)      (4,805)
 Other expense.........           --              --             27          23          160
                              -------        --------    ----------  ----------   ----------
  Net loss.............          (525)         (3,335)      (51,155)    (25,411)    (144,075)
   Accretion of
    mandatorily
    redeemable
    preferred stock....          (289)           (726)       (8,567)     (4,026)     (16,960)
                              -------        --------    ----------  ----------   ----------
  Net loss attributable
   to common equity....       $  (814)       $ (4,061)   $  (59,722) $  (29,437)  $ (161,035)
                              =======        ========    ==========  ==========   ==========
Net loss attributable
 to common equity per
 share--basic and
 diluted...............       $(44.45)       $(111.74)   $    (2.19) $    (1.45)  $    (2.30)
                              =======        ========    ==========  ==========   ==========
Weighted average common
 equity shares
 outstanding--basic and
 diluted...............        18,313          36,340    27,233,786  20,367,373   70,089,141
                              =======        ========    ==========  ==========   ==========
Pro forma net loss
 attributable to common
 equity per share
 (unaudited)--basic and
 diluted(a)............                                  $    (1.28)              $    (2.43)
                                                         ==========               ==========
Pro forma weighted
 average common equity
 shares outstanding
 (unaudited)--basic and
 diluted(a)............                                  58,944,055               71,362,532
                                                         ==========               ==========
Other Operating Data:
Subscribers (end of
 period)...............           --              --            --          --        75,723
Covered population (end
 of period)............           --              --            --          --    10,739,000

- --------
(footnotes on following page)

                                                    As of September 30, 1999
                                                  -----------------------------
                                                               Pro Forma
                                                   Actual    As Adjusted(b)
                                                  ---------  --------------
                  (Dollars in thousands)                      (unaudited)
Balance Sheet Data:
 Cash and cash equivalents....................... $  80,410     $202,734
 Working capital.................................    40,726      163,049
 Property and equipment, net.....................   347,348      347,348
 Personal communications services licenses and
  microwave relocation costs, net................   235,760      252,660
 Intangible assets--AT&T agreements, net.........    39,696       37,631
 Total assets....................................   754,783      891,942
 Total debt......................................   629,750      629,750
 Mandatorily redeemable preferred stock, net.....   250,004      267,942
 Total stockholders' deficit.....................  (203,793)     (84,572)

- --------
(a) Pro forma basic and diluted net loss attributable to common equity per share have been calculated assuming that our pending acquisitions of the remaining minority interest of Viper Wireless, Inc. that we do not currently own and of TeleCorp LMDS, Inc. and the completed acquisitions of Digital PCS, Inc., AT&T Puerto Rico and Wireless 2000, Inc. had been completed at the beginning of the periods presented. Since we had a net loss attributable to common equity in each of the periods presented, pro forma basic and diluted net loss attributable to common equity per share is the same.
(b) Gives effect to completion of this offering, our pending acquisitions and adjustments relating to completed acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisition History" and "--Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                                  RISK FACTORS

   Investing in shares of our class A common stock involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this prospectus--including our financial statements and related notes--before investing in our class A common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our class A common stock could decline due to any of these risks, and you could lose all or part of your investment.

We may never achieve operating profitability or generate sufficient cash flow to meet our obligations.

   Our operating history is limited, and we have a history of operating losses. If we do not achieve and maintain positive cash flow from operations on a timely basis, we may be unable to develop our network or conduct our business in an effective or competitive manner. As of September 30, 1999, we had incurred cumulative operating losses of approximately $199.1 million. We expect to continue to incur operating losses and to generate negative cash flow from operating activities during the next several years while we develop our business and expand our network. Additionally, our business has required and will continue to require substantial capital expenditures. We will have to dedicate a substantial portion of any cash flow from operations to make interest and principal payments on our debt, which will reduce funds available for other purposes.

   As a result of the offering, the value of some outstanding stock option and restricted stock awards will become fixed and a portion of them will be fully vested. Based on an assumed initial public offering price of $17.00 per share, we expect to record approximately $24.8 million of additional compensation expense in the fourth quarter of 1999 in connection with these awards. We expect to recognize an additional $46.5 million will be recognized over time as the remaining awards vest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We depend on our agreements with AT&T for our success, and we would have difficulty operating without them. In addition, our roaming rates with AT&T will decline over time.

   We have entered into a number of agreements with AT&T, including:

  .  a license agreement;

  .  a stockholders' agreement;

  .  an intercarrier roamer services agreement;

  .  a roaming administration service agreement; and

  .  a long distance agreement.

   In limited situations, AT&T may withdraw from these agreements with us. If any of the agreements we have entered into with AT&T are not renewed or are terminated, we would have difficulty operating.

   In addition, under the roaming agreement, the roaming rate that AT&T pays to us when AT&T's customers roam onto our network will decline over each of the next several years and may be renegotiated. This may affect our roaming revenue, most of which has historically been derived from AT&T Wireless' customers traveling through our markets.

   We have agreements with AT&T for equipment discounts. Any disruption in our relationship with AT&T could hinder our ability to obtain the infrastructure equipment that we use in our network or harm our relationship with our vendors.

Our agreements with AT&T contain stringent development requirements which, if not met, will result in the loss of some of our rights under those agreements.

   The agreements we have entered into with AT&T contain requirements regarding the construction of our network, which, in many instances, are more stringent than those imposed by the FCC. The construction of the remainder of our network involves risks of unanticipated costs and delays. If we fail to meet AT&T's requirements, AT&T could terminate the exclusivity of our relationship. Other providers could then enter into agreements with AT&T and we could lose access to customers. See "Business--Network Development" and "Certain Relationships and Related Transactions--AT&T Agreements."

AT&T could terminate its exclusive relationship with us.

   If AT&T combines with specified entities with over $5 billion in revenue from communications activities that have overlapping PCS or cellular licenses with us, then AT&T may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T in those markets, exposing us to increased competition, and we could lose access to customers.

   In addition, AT&T can at any time require us to enter into a resale agreement which would allow AT&T to sell access to, and usage of, our services in our licensed area on a nonexclusive basis using the AT&T brand. See "Certain Relationships and Related Transactions--AT&T Agreements."

We rely on the use of the AT&T brand name and logo to market our services, and a loss of use of this brand and logo or a decrease in the market value of this brand and logo would hinder our ability to market our products.

   The AT&T brand and logo is highly recognizable and AT&T supports its brand and logo by its marketing. If we lose our rights to use the AT&T brand and logo under our license agreement, we would lose the advantages associated with AT&T's marketing efforts. If we lose the rights to use this brand and logo, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition. See "Business--Marketing Strategy," "--Intellectual Property" and "Certain Relationships and Related Transactions--AT&T Agreements."

   In addition, we depend on AT&T's success as a wireless communications provider and the value of its brand and logo because many of our operations use AT&T's network. If AT&T encounters problems in developing and operating its wireless network it could adversely affect the value to us of the AT&T brand and our agreements with AT&T. In that event, we may need to invest heavily in obtaining other operating agreements and in marketing our brand to develop our business, and we may not have funds to do so.

If we fail to maintain certain quality standards, AT&T could terminate its exclusive relationship with us and our rights to the AT&T brand.

   If we fail to meet specified customer care, reception quality and network reliability standards set forth under the stockholders' agreement, AT&T may terminate its exclusivity obligations with us and our rights to use the AT&T brand. If AT&T terminates its exclusivity obligations, other providers could then enter into agreements with AT&T, exposing us to increased competition, and we could lose access to customers. If we lose our rights to use the AT&T brand, we would lose the advantages associated with AT&T's marketing efforts. If we lose the rights to use this brand, customers may not recognize our brand readily. We may have to spend significantly more money on advertising to create a brand recognition. See "Certain Relationships and Related Transactions--AT&T Agreements."

Our association with the other SunCom companies may harm our reputation if consumers react unfavorably to them.

   We use the SunCom brand name to market our products and services in conjunction with two other affiliates of AT&T Wireless, Triton PCS and Tritel Communications, in order to broaden our marketing exposure and share the costs of advertising. If either of those companies encounters problems in developing and operating its network, it could harm consumer perception of the SunCom brand, and in turn harm our own reputation.

We may not be able to manage the construction of our network or the growth of our business successfully.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. Our financial performance will depend on our ability to manage such growth and the successful construction of our network. Our management may not be able to direct our development effectively, including implementing adequate systems and controls in a timely manner or retaining qualified employees. This inability could slow our growth and our ability to compete in the wireless communications service industry.

We have substantial existing debt, and may incur substantial additional debt, that we may be unable to service.

   We have a substantial amount of debt and may incur substantial additional debt in the future, and we may not have sufficient funds to make interest and principal payments on our debt. As of September 30, 1999, our outstanding debt was approximately $629.8 million. Our senior credit facilities provide for total borrowings in the amount of up to $560.0 million. In addition, Lucent has committed to purchase up to an additional $75.0 million of junior subordinated notes in connection with our development of new markets.

   We expect to incur substantial additional debt under existing commitments in connection with the construction of our network and operation of our existing markets. In addition, if we acquire licenses in additional markets we would expect to incur substantial additional debt as part of the financing of the acquisition and the construction and operation of PCS systems in those markets. We may not have sufficient cash flow in the future to service any additional debt we incur.

Our substantial amount of debt makes us especially susceptible to competition and market fluctuations, which may affect our ability to grow our business or service our debt.

   Our substantial amount of debt limits our ability to adjust to changing market conditions. Because we require significant amounts of cash flow to service our debt, we may not be able to discount our prices to maintain competitive pricing packages. If our business does not grow, we may not have funds to service our debt. We need to realize a significant amount of revenue to pay our debt.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   The documents governing our indebtedness, including the credit facility and senior subordinated note indenture, contain significant covenants that limit our ability to engage in various transactions and, in the case of the credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness. The limitations imposed by the documents governing our outstanding indebtedness are substantial, and if we fail to comply with them, our debts could become immediately payable at a time when we are unable to pay them.

If we do not pay our debt owed to the U.S. government when due, the FCC may impose financial penalties on us or terminate or modify our licenses.

   If we do not pay the interest and principal on any debt that we or our subsidiaries owe to the U.S. government when it is due, the FCC may:

  .  impose substantial financial penalties;

  .  reclaim and reauction the licenses for which we incurred the debt;

  .  not renew any of our other licenses; and

  .  pursue other enforcement measures.

   Any of these FCC actions would slow our growth and our ability to compete in the wireless communications industry. See "Description of Indebtedness-- Government Debt."

Some of our stockholders are obligated to make equity contributions to us in the future and we cannot guarantee that they will make those contributions.

   We received unconditional and irrevocable equity commitments from some of our stockholders in connection with the completion of our venture with AT&T and certain other acquisitions. In return for these commitments, these stockholders received shares of our common and preferred stock, which they pledged to us and our senior bank lenders to secure their commitments. These stockholders are required to fund $37.7 million of these commitments in 2000, $48.6 million in 2001 and the remaining $11.0 in 2002. Under certain circumstances, these stockholders can transfer their interests in our preferred stock, subject to the pledge, prior to funding their commitments. In the event any of these stockholders do not fund the remaining portions of their commitments, we could foreclose on their pledged shares, but we would likely have to obtain alternative financing to complete our network. Such financing may not be available on terms satisfactory to us. If we are unable to secure alternate financing, we may have to delay, modify or abandon some of our plans to construct the remainder of our network.

We may not be able to obtain the additional financing we may need to complete our network and fund operating losses.

   We will make significant capital expenditures to finish the construction, testing and deployment of our network. The actual expenditures necessary to achieve these goals may differ significantly from our estimates. We cannot predict whether any additional financing we may need will be available, or what the terms of any such additional financing would be or whether our existing debt agreements will allow additional financing. We may incur variable rate debt, which would make us more vulnerable to interest rate increases. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans to construct the remainder of our network, which could slow our growth and our ability to compete in the wireless communications industry.

   We would have to obtain additional financing if, among other things:

  .  any of our sources of capital are unavailable or insufficient;

  .  we significantly depart from our business plan;

  . we experience unexpected delays or cost overruns in the construction of our network;

  .  we experience increases in operating costs;

  . changes in technology or governmental regulations create unanticipated costs; or

  .  we acquire additional licenses.

We have many competitors that have substantial coverage of our licensed areas, which makes it difficult for us to acquire and maintain a strong competitive position and to earn profits.

   We compete in our markets with three or more major U.S. wireless communications services companies in each of our markets, such as:

  .  Bell Atlantic;

  .  BellSouth;

  .  GTE;

  .  SBC Communications; and

  .  Sprint PCS.

   In some markets, we compete with as many as five major competitors. Many of these competitors have greater financial, marketing and sales and distribution resources than we do. In addition, some of these competitors have achieved substantial coverage in portions of our licensed areas. Some of our competitors have more extensive coverage within our licensed areas than we provide and also have broader regional coverage. In order to attract customers and otherwise compete effectively, we may have to significantly discount our prices, which may reduce our revenues and make it more difficult for us to achieve positive cash flow to meet our obligations. See "Business--Competition."

We may not be able to effectively compete with carriers who entered the wireless communications market before us.

   Competitors who entered the wireless communications services market before us may have a significant time-to-market advantage over us. As a new entrant in the market, we may have to significantly discount our prices to attract customers, which would make it more difficult for us to achieve positive cash flow to meet our obligations. See "Business--Competition."

Some competitors may have different or better technology than us, and may attract more customers.

   We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. Specialized mobile radio is a digital technology system that reuses radio airwaves. These technologies may have advantages over our technology, and may attract our customers. See "Business--The Wireless Communications Industry."

Competitors who offer more services than us may attract more customers.

   Some of our competitors market other services, such as traditional telephone service, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers. They may attract customers away from us, or prevent us from attracting customers. In addition, in the future, we expect that providers of traditional telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services may compete with us and other wireless providers. See "Business--Competition."

We may not be able to acquire the sites necessary to complete our network.

   We must lease or otherwise acquire rights to use sites for the location of network equipment and obtain zoning variances and other governmental approvals for construction of our network and to provide wireless communications services to customers in our licensed areas. If we encounter significant difficulties in leasing or otherwise acquiring rights to sites for the location of network equipment, we may need to alter the design of our network. Changes in our development plan could slow the construction of our network, which would make it harder to compete in the wireless communications industry or cause us not to meet development requirements.

Difficulties in obtaining infrastructure equipment may affect our ability to construct our network and meet our development requirements.

   If we do not receive our network equipment in a timely manner, we may be unable to provide wireless communications services comparable to those of our competitors. We have purchased a substantial majority of our network equipment from Lucent. There is high demand for the equipment that we require to construct our network, and manufacturers of this equipment, including Lucent, could have substantial backlogs of orders. Accordingly, the lead time for the delivery of this equipment may be long. Some of our competitors purchase large quantities of communications equipment and may have established relationships with the manufacturers of this equipment, such as Lucent. Consequently, they may receive priority in the delivery of this equipment. If we fail to construct our network in a timely manner, we may not be able to compete effectively, we could lose our licenses or we could breach our agreements with AT&T. See "Business--Network Development" and "Certain Relationships and Related Transactions--AT&T Agreements."

Potential acquisitions may require us to incur substantial additional debt and integrate new technologies, operations and services, which may be costly and time consuming.

   We continually evaluate opportunities for the acquisition of licenses and properties that will compliment or extend our existing operations. If we acquire new licenses or facilities, we may encounter difficulties that may be costly and time-consuming and that may slow our growth, which could lower the market value of our class A common stock. Examples of such difficulties are that we may have to:

  .  incur substantial additional debt to finance the acquisitions;

  .  assume U.S. government debt related to any licenses we acquire;

  .  integrate new technologies with our technology;

  .  integrate new operations with our operations;

  .  integrate new services with our offering of services; or

  .  divert the attention of our management from other business concerns.

We may experience a high rate of customer turnover which may negatively impact our business.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, nonusage of phones, change of employment, affordability, customer care concerns and other competitive factors. Price competition and other competitive factors could also cause increased customer turnover.

We depend upon consultants and contractors for our network services, and if any of them fail to perform its obligations to us, we may not complete our network development on a timely basis.

   We have retained Lucent and other consultants and contractors to help us to design, construct and support our network. See "Business--Network Development." The failure by any of these consultants or contractors to fulfill its contractual obligations could slow the construction of our network in a timely manner, which could slow our growth and our ability to compete in the wireless communications industry.

We may become subject to new health and safety regulations, which may result in a decrease in demand for our services.

   Media reports have suggested that some radio airwave emissions from wireless handsets may be linked to health concerns. These reports could discourage the use of wireless handsets, which would decrease demand for our services. Recent studies have also suggested that hand-held phones may interfere with medical devices. Subsequent studies that raise public concern could decrease demand for our services. Governmental authorities may create new regulations concerning hand-held phones, and our handsets may not comply with rules adopted in the future. Noncompliance would decrease demand for our services. In addition, some state and local legislatures have passed or are considering restrictions on wireless phone use for drivers. The passage or proliferation of this or future legislation could decrease demand for our services. See "Business--Government Regulation."

If the management agreement with TeleCorp Management is terminated, we may not be able to comply with applicable FCC rules.

   Under our management agreement with TeleCorp Management, Mr. Vento and Mr. Sullivan provide management services to us regarding the design, development and operation of our network. If the management agreement is terminated, we may have limited success and less ability to comply with the FCC rules regarding our licenses. See "Business--Government Regulation" and "Management--Management Agreement."

If we cannot retain senior management, we may not be able to effectively run our business.

   We depend on Mr. Vento, our Chief Executive Officer, Mr. Sullivan, our Executive Vice President and Chief Financial Officer, and Ms. Dobson, our Chief Operating Officer, for management leadership. If we lose the services of any of these executives, we may not be successful in running our business. We do not carry life insurance on Mr. Vento, Mr. Sullivan or Ms. Dobson. See "Management."

Government regulation, changes in our licenses or other governmental action could affect how we do business.

   Congress, the FCC, the Federal Aviation Administration, state and local regulatory authorities or the courts may adopt new regulations, amend existing regulations, alter the administration of existing regulations or take other actions that might cause us to incur significant costs in making changes to our network, and such costs might affect our cash flows.

   As the FCC continues to implement changes to promote competition under the Communication Act of 1934, as amended by the Telecommunication Act of 1996, it may change how it regulates how our network connects with other carriers' networks. The FCC may require us to provide lower cost services to other carriers, which may lessen our revenues.

   Our licenses to provide wireless communications services, which are our principal assets, have terms of ten years. The FCC may revoke all of our licenses at any time for cause, which includes our failure to comply with the terms of the licenses, our failure to remain qualified under applicable FCC rules to hold the licenses, violations of FCC regulations and malfeasance and other misconduct. The FCC may not renew our licenses upon expiration of their terms. Further, the FCC could modify our licenses in a way that decreases their value or use to us or allocate unused airwaves for similar services. The nonrenewal or loss of any of our licenses would slow our growth and our ability to compete in the wireless communications industry. See "Business--Government Regulation."

We could lose our PCS licenses or incur financial penalties if the FCC determines we are not a very small business or if we do not meet the FCC's minimum construction requirements.

   The FCC could impose penalties on us related to our very small business status and its requirements regarding minimum construction of our network that could slow our growth and our ability to compete in the wireless communications industry.

   We and TeleCorp Holding acquired PCS licenses as a very small business, and TeleCorp Holding and we must remain a very small business for at least five years to comply with applicable rules of the FCC, including rules governing our capital and ownership structure and corporate governance. If the FCC determines that we violated these rules or failed to meet its minimum construction requirements, it could impose substantial penalties upon us or TeleCorp Holding. Among other things, the FCC could:

  .  fine us;

  .  revoke our licenses;

  .  accelerate our installment payment obligations; or

  .  cause us to lose bidding credits retroactively.

See "Business--Government Regulation."

The technologies that we use may become obsolete, which would limit our ability to compete effectively.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the marketplace. We use the TDMA, or time division multiple access, technology standard in our network. This digital technology allocates a discrete amount of radio airwaves to each user to permit many simultaneous conversations on one radio airwave channel. Other digital technologies, such as CDMA, or code division multiple access, and GSM, or global system for mobile communications, may have significant advantages over TDMA. CDMA codes and sends scrambled speech using very few information bits on a network. GSM encompasses uniform standards in Europe and Japan. Our agreements with AT&T include conditions requiring us to upgrade of our technology to match the technology of AT&T. We may not be able to purchase and install successfully the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. See "Business--The Wireless Communications Industry" and "Certain Relationships and Related Transactions--AT&T Agreements."

We expect to incur operating costs due to fraud.

   Based upon the experiences of other providers of wireless communications services, we expect to incur costs as a result of the unauthorized use of our network and to lose revenues. If we are not able to control the unauthorized use of our network, or if we experience unanticipated types of fraud, we will not collect revenues owing to us and will incur costs. These costs include the capital and administrative costs associated with detecting, monitoring and reducing the incidence of fraud and the costs associated with payments to other providers of wireless communications services for unbillable fraudulent roaming on their networks.

A limited number of stockholders control us, and their interests may be different from yours.

   Mr. Vento and Mr. Sullivan will continue to control at least 50.1% of our total voting power after the offering through their ownership of the voting preference stock and have agreed to vote their shares of this stock together on all matters. In addition, Chase Capital Partners, Equity Linked Investors-II, Hoak Communications Partners, L.P., Whitney Equity Partners, LP, Media Communications Partners, AT&T Wireless and TWR Cellular, Inc., will control approximately 36.4% of our total voting power, in the aggregate, after this offering. Mr. Vento and Mr. Sullivan together, and collectively with these stockholders, will have the power to elect all of our directors. They have agreed in a stockholders agreement to arrangements for the designation of board nominees and to vote their shares together to elect all of the nominees designated by them under the stockholders agreement. As a result of their stock ownership, these stockholders and our management will have the ability to control our future operations and strategy. They will also be able to effect or prevent a sale or merger or other change of control of us. In addition, by virtue of their ownership of voting preference stock, Mr. Vento and Mr. Sullivan can control the outcome of any matter that requires a vote of a majority of the common stock and can prevent the approval of any matter that requires a supermajority vote of the common stock.

   Conflicts of interest between these stockholders and management stockholders and our public stockholders may arise with respect to sales of shares of class A common stock owned by our initial investors and management stockholders or other matters. For example, sales of shares by our initial investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our senior subordinated discount note indenture, which would require us to offer to repurchase those notes. In addition, the interests of our initial investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our new public stockholders, especially if the consideration to be paid for the class A common stock is less than the price paid by public stockholders in this offering.

Our initial investors, directors and members of our management have interests in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors.

   Our initial investors, or their affiliates, currently have significant investments in personal communications services companies other than us. These initial investors may in the future invest in other entities that compete with us. In addition, several of our directors, including Mr. Vento and Mr. Sullivan, serve as directors of, own, or may acquire interests in other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as our directors. Also, Mr. Vento or Mr. Sullivan may allocate a portion of their time to managing these companies. Our interests may conflict with the interests of these companies and any conflicts may not be resolved in our favor.

   In addition, Mr. Vento and Mr. Sullivan own several companies that have acquired PCS licenses in markets where we do not currently operate. AT&T has provided financing for these companies. Mr. Vento and Mr. Sullivan may allocate a portion of their time to managing these companies. These relationships may result in conflicts of interest between us and Mr. Vento and Mr. Sullivan and these conflicts may not be resolved in our favor.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend on our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate.

Our stock price is likely to be very volatile.

   Prior to this offering, you could not buy or sell our class A common stock publicly. The market price of the class A common stock after this offering may vary from the initial public offering price. The market price of our class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in the status of our intellectual property and other proprietary rights;

  .  changes in law and regulation;

  . announcements by third parties of significant claims or proceedings against us;

  .  changes in market valuations of other PCS companies;

  . announcements of technological innovations or new services by us or our competitors;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  future sales of our class A common stock; and

  .  stock market price and volume fluctuations.

Additional shares of our class A common stock will be eligible for public sale in the future and could cause our stock price to drop, even if our business is doing well.

   After this offering, we will have 81,673,889 shares of class A common stock outstanding, or 82,843,889 shares if the underwriters' over-allotment option is exercised in full, and we have reserved an additional 1,814,321 shares of class A common stock for the issuance of stock options available for grant under our 1999 Stock Option Plan, 552,505 of which have been granted as of September 30, 1999, and 118,390 shares are available for grant under our 1998 Restricted Stock Plan. In addition, we anticipate issuing 1,337,322 shares of class A common stock in connection with pending acquisitions, an aggregate of 16,051,110 shares of our class A common stock may be issued upon conversion of our class C and class D and voting preference common stock and our series F preferred stock, and, based on the September 30, 1999 liquidation preference of the series A preferred stock and an assumed initial public offering price of $17.00 per share, 6,291,928 shares of class A common stock are issuable upon conversion of our outstanding series A preferred stock. The shares sold in this offering, except for any shares purchased by our affiliates, may be resold in the public market immediately. The remaining shares of our outstanding class A common stock, representing approximately 90.4% of the total class A common stock outstanding, will be restricted securities and will become available for resale in the public market as shown in the chart below.

                        % of        Date of availability for resale into public
 Number of shares total outstanding market
 ---------------- ----------------- -------------------------------------------
       101,459          0.12%       After January 11, 2000, due to provisions
                                    of the federal securities laws.
     3,783,362          4.63%       180 days after the date of this prospectus
                                    due to an agreement these stockholders have
                                    with the underwriters, subject to vesting
                                    requirements listed in our 1998 Restricted
                                    Stock Plan. However, the underwriters can
                                    waive this restriction and allow these
                                    stockholders to sell their shares at any
                                    time.
    69,989,068         85.69%       After July 17, 2001, upon lapse of
                                    restrictions on transfer under the
                                    stockholders' agreement, unless the
                                    restrictions are earlier waived by the
                                    parties thereto, in which case those shares
                                    will be subject to resale subject to volume
                                    limitations, and, in the case of non-
                                    affiliates, without restriction after July
                                    17, 2000. In addition the 16,051,110 shares
                                    of our class A common stock issuable upon
                                    conversion of our class C and class D and
                                    voting preference common stock and our
                                    series F preferred stock and shares of
                                    class A common stock issuable upon
                                    conversion of our class A preferred stock
                                    are also subject to the restrictions on
                                    transfer under the stockholders' agreement.

   We also intend to register under the Securities Act of 1933 1,814,321 shares of our class A common stock reserved for issuance under our 1999 Stock Option Plan.

   As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See "Shares Eligible for Future Sale."

We depend on our third party service providers to become year-2000 compliant and we can not assure that this will occur.

   We are dependent upon the ability of our third party service providers to make their software and equipment year-2000 compliant. The failure of such third party service providers to be year-2000 compliant may affect, among other things, our clearing house services and billing systems and our customers' ability to receive local access and over the air activation or to roam on other networks.

   We have engaged a nationwide provider of year-2000 services and initiated a year-2000 readiness program. While we expect our systems will be year-2000 compliant, we can not guarantee that this will be the case.

Anti-takeover provisions affecting us could prevent or delay a change of control that you may favor.

   Provisions of our restated certificate of incorporation that will become effective upon closing of this offering and our bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. The provisions of our restated certificate of incorporation or bylaws, among other things, will:

  . divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

  .  limit the right of stockholders to remove directors;

  . regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

  . authorize our board of directors to issue preferred stock on one or more series, without stockholder approval.

   These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids for our class A common stock at a premium over the market price;

  . lower the market price of, and the voting and other rights of the holders of, our class A common stock; or

  . impede the ability of the holders of our class A common stock to change our management.

   In addition, our stockholders' agreement, credit facility and our senior subordinated notes indenture contain limitations on our ability to enter into change of control transactions. See "Certain Relationships and Related Transactions," "Description of Indebtedness" and "Description of Capital Stock--Anti-Takeover Provisions."

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

You will experience immediate and substantial dilution.

   We expect the initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock. Purchasers of common stock in this offering will suffer immediate and substantial dilution. Based on our net tangible book deficit as of September 30, 1999, the dilution in net tangible book deficit will be $21.60 per share of the class A common stock at an assumed initial public offering price of $17.00 per share, which is the midpoint of the initial public offering price range set forth on the cover of this prospectus.

This prospectus contains statements that are not statements of fact, and these statements may prove to be incorrect, which may mean we need more capital than we anticipate.

   All statements in this prospectus that are not statements of historical facts are forward-looking statements. Forward-looking statements are inherently speculative, and they may be incorrect. We base forward-looking statements in this prospectus upon the following assumptions, among others, and they may be incorrect:

  . We will not incur any unanticipated costs in the construction of our network.

  .  We will be able to compete successfully in each of our markets.

  . Demand for our services will meet wireless communications industry projections.

  . Our network will satisfy the requirements described in our agreements with AT&T and support the services we expect to provide.

  . We will be successful in working with AT&T and the other SunCom companies, as well as with other providers of wireless communications services and roaming partners, to ensure effective marketing of our network and the services we intend to offer.

  . There will be no change in any governmental regulation or the administration of existing governmental regulations that requires a material change in the operation of our business.

   If one or more of these assumptions is incorrect, our actual business, operations and financial results may differ materially from the expectations, expressed or implied, in the forward-looking statements. Do not place undue reliance on any forward-looking statements.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 7,800,000 shares of class A common stock in this offering will be approximately $122.3 million at an assumed initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $140.9 million.

   We expect to use the net proceeds of this offering for general corporate purposes, including capital expenditures in connection with the expansion of our personal communications services network, sales and marketing activities and working capital. We anticipate spending approximately $95 million in the fourth quarter of 1999 and approximately $185 million in the year 2000 on capital expenditures to continue our network construction, although actual amounts expended may vary significantly depending upon the progress of the construction and other factors. These capital expenditures are expected to be funded through a combination of the proceeds of this offering, cash on hand, available bank and vendor credit facilities and committed equity investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   A portion of the net proceeds may also be used for approved acquisitions. Other than the pending acquisitions of TeleCorp LMDS and additional airwaves in Louisiana, we have no agreements or commitments with respect to any such acquisition. However, we continually evaluate opportunities and enter into discussions regarding possible acquisitions of licenses and properties that will complement or extend our existing operations. We may incur substantial additional debt to finance any future acquisitions. We do not currently expect that we would acquire licenses in any new market unless we are able to extend the AT&T agreements to cover our operations in that market.

   Pending such uses, the net proceeds of this offering will be invested in short term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial conditions and results of operations, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Our ability to pay dividends is restricted by the terms of our preferred stock, our senior subordinated notes indenture and our senior credit facilities. See "Description of Capital Stock" and "Description of Indebtedness."

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999:

  .  on an actual basis,

  . giving pro forma effect to our pending acquisitions of TeleCorp LMDS and the remaining minority interest of Viper Wireless that we do not currently own, and adjustments related to completed acquisitions during the first nine months of 1999, and

  . on a pro forma as adjusted basis to give effect to the items described above and the sale of 7,800,000 shares of class A common stock in this offering at an assumed initial public offering price of $17.00 per share.

   This information should be read together with "Selected Historical and Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and our other financial statements and related notes included elsewhere in this prospectus.

                                                 As of September 30, 1999
                                            -----------------------------------
                                                      (In thousands)
                                                                     Pro Forma
                                             Actual    Pro Forma(a) As Adjusted
                                            ---------  ------------ -----------
Cash and cash equivalents.................. $  80,410   $  80,410    $ 202,734
                                            =========   =========    =========
Long-term debt:
  Government license obligations, net of
   discounts............................... $  17,883   $  17,883    $  17,883
  Senior credit facilities (b).............   225,000     225,000      225,000
  Senior subordinated discount notes.......   344,351     344,351      344,351
  Vendor financing (c).....................    42,516      42,516       42,516
                                            ---------   ---------    ---------
    Total long-term debt...................   629,750     629,750      629,750
                                            ---------   ---------    ---------
Mandatorily redeemable preferred stock,
 net.......................................   250,004     267,942      267,942
                                            ---------   ---------    ---------
Stockholders' equity (deficit):
  Series F preferred stock.................       149         149          149
  Common stock.............................       750         763          841
  Additional paid-in capital...............     5,379      28,306      150,551
  Deferred compensation....................      (801)     (3,841)      (3,841)
  Common stock subscriptions receivable....      (191)       (191)        (191)
  Treasury stock...........................       --          --           --
  Accumulated deficit......................  (209,079)   (232,081)    (232,081)
                                            ---------   ---------    ---------
    Total stockholders' equity (deficit)...  (203,793)   (206,895)     (84,572)
                                            ---------   ---------    ---------
    Total capitalization................... $ 675,961   $ 690,797    $ 813,120
                                            =========   =========    =========

- --------
(a) Includes, in addition to the Viper Wireless and TeleCorp LMDS transactions, adjustments resulting from the amortization of the extension of a network membership license agreement which increases the accumulated deficit, and the accretion of mandatorily redeemable preferred stock issued in connection with asset acquisitions which were completed, or are to be issued in connection with completed and pending acquisitions, which increases the mandatorily redeemable preferred stock, net, and the accumulated deficit.
(b) Our senior credit facilities provide up to $560.0 million of term loan and revolving credit financing. See "Description of Indebtedness--Senior Credit Facilities."
(c) Our vendor arrangements with Lucent Technologies have an aggregate additional commitment of up to $75.0 million. See "Description of Indebtedness--Vendor Financing."

                                    DILUTION

   If you invest in our class A common shares, your interest will be diluted by an amount equal to the difference between the initial public offering price per class A common share and the net tangible book value per class A common share after this offering. We calculate net tangible book value, which is total assets less intangible assets, total liabilities and net mandatorily redeemable preferred stock, by the number of outstanding class A common shares.

   Our net tangible book deficit as of September 30, 1999, was approximately $(497,632,810) or approximately $(6.74) per class A common share. After the sale of the 7,800,000 class A common shares we are offering under this prospectus, at an assumed initial public offering price per class A common share of $17.00, and after deducting underwriting discounts and our estimated expenses in connection with this offering, our net tangible book deficit as of September 30, 1999, would have been approximately $(375,309,310) or approximately $(4.60) per class A common share. This represents an immediate decrease in net tangible book deficit of $2.14 per class A common share to existing shareholders and an immediate dilution of $(21.60) per class A common share to new investors. The following table illustrates this dilution on a per class A common share basis:

   Assumed initial public offering price per class A common
    share....................................................          $ 17.00
     Net tangible book deficit per class A common share at
      September 30, 1999.....................................  $(6.74)
     Decrease in net tangible book deficit per class A common
      share attributable to new investors....................  $ 2.14
                                                               ------
   Net tangible book deficit per class A common share after
    the offering.............................................          $ (4.60)
                                                                       -------
   Dilution in net tangible book deficit per class A common
    share to new investors...................................          $(21.60)
                                                                       =======

   The following table summarizes on an unaudited pro forma basis as of November 17, 1999, the differences between the number of class A common shares purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by the new investors in the offering before deducting the underwriting discounts and estimated offering expenses payable by us, at an assumed public offering price of $17.00 per share.

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing Stockholders... 73,873,889   90.4% $ 19,280,585   12.7%    $ 0.26
   New Investors...........  7,800,000    9.6%  132,600,000   87.3%    $17.00
                            ----------  -----  ------------  -----
     Total................. 81,673,889  100.0% $151,880,585  100.0%
                            ==========  =====  ============  =====

   The foregoing discussion and table assumes no exercise of outstanding options and no conversion of our outstanding preferred or common stock after September 30, 1999 into class A common stock. An aggregate of 16,051,110 shares of class A common stock are issuable upon conversion of our outstanding class C, class D and voting preference common stock and our series F preferred stock, subject to FCC ownership restrictions no longer being applicable to us, and, based on the September 30, 1999 liquidation preference of our series A preferred stock of approximately $107.0 million and an assumed initial public offering price of $17.00 per share, 6,291,928 shares of our class A common stock would be issuable upon conversion of our series A preferred stock. As of September 30, 1999, an aggregate of 552,505 shares of class A common stock were issuable upon the exercise of options outstanding under our 1999 Stock Option Plan at a weighted average exercise price of $0.0065 per share. If all such shares of capital stock were converted to class A common shares and all such options were exercised, the net tangible book deficit per share immediately after completion of the offering would be $(2.57). This represents an immediate dilution in net tangible book deficit of $19.57 per share to purchasers of class A common shares in the offering.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The selected historical statements of operations and balance sheet data presented on the following page for the period from inception on July 29, 1996 to December 31, 1996, for the years ended December 31, 1997 and 1998, and as of and for the nine months ended September 30, 1999, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. "Other Operating Data" is not directly derived from our historical consolidated financial statements, and has been presented to provide additional information. The unaudited pro forma balance sheet data as of September 30, 1999 give effect to our pending acquisition of the remaining minority interest of Viper Wireless that we do not currently own and our pending acquisition of TeleCorp LMDS as if each of these transactions had occurred on January 1, 1998. The unaudited pro forma statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to our Viper Wireless and TeleCorp LMDS transactions as if they had occurred at the beginning of the periods presented. The unaudited pro forma as adjusted balance sheet data as of September 30, 1999 give effect to Viper Wireless and TeleCorp LMDS transactions and the completion of this offering as if each had occurred on September 30, 1999. We have provided the pro forma information for informational purposes only and you should not assume that our results would actually have been as shown as if we had completed the transactions on the dates indicated.

   You should read this information together with our financial statements and related notes included elsewhere in this prospectus and the information under "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              Year Ended December 31,              Nine Months Ended September 30,
                         July 29, 1996  -------------------------------------     ------------------------------------
                         (inception) to                        1998                                     1999
                          December 31,                -----------------------                  -----------------------
                              1996          1997                   Pro Forma         1998                   Pro Forma
                         (Predecessor)  (Predecessor)   Actual    (unaudited)     (unaudited)    Actual    (unaudited)
                         -------------- ------------- ----------  -----------     -----------  ----------  -----------
                                             (Dollars in thousands, except per share data)
Statements of
 Operations Data:
 Service revenue.......     $   --        $    --     $      --   $      --       $      --    $   18,937  $   18,937
 Equipment revenue.....         --             --            --          --              --        10,322      10,322
 Roaming revenue.......         --             --             29          29             --        18,942      18,942
                            -------       --------    ----------  ----------      ----------   ----------  ----------
 Total revenue.........         --             --             29          29             --        48,201      48,201
                            -------       --------    ----------  ----------      ----------   ----------  ----------
Operating expense:
 Cost of revenue.......         --             --            --          --              --        23,087      23,087
 Operations and
  development..........         --             --          9,772       9,772           3,502       25,925      25,925
 Selling and
  marketing............          10            304         6,325       6,325           2,488       39,720      39,720
 General and
  administrative.......         515          2,637        26,239      31,780          15,885       38,942      44,456
 Depreciation and
  amortization.........         --              11         1,584       2,764             643       34,799      35,684
                            -------       --------    ----------  ----------      ----------   ----------  ----------
 Total operating
  expense..............         525          2,952        43,920      50,641          22,518      162,473     168,872
                            -------       --------    ----------  ----------      ----------   ----------  ----------
 Operating loss........        (525)        (2,952)      (43,891)    (50,612)        (22,518)    (114,272)   (120,671)
Other (income) expense:
 Interest expense......         --             396        11,934      11,934           5,501       34,448      34,448
 Interest income.......         --             (13)       (4,697)     (4,760)         (2,631)      (4,805)     (4,815)
 Other expense.........         --             --             27          27              23          160         160
                            -------       --------    ----------  ----------      ----------   ----------  ----------
 Net loss..............        (525)        (3,335)      (51,155)    (57,813)        (25,411)    (144,075)   (150,464)
  Accretion of
  mandatorily
  redeemable preferred
  stock................        (289)          (726)       (8,567)    (17,897)         (4,026)     (16,960)    (23,026)
                            -------       --------    ----------  ----------      ----------   ----------  ----------
 Net loss attributable
  to common equity.....     $  (814)      $ (4,061)   $  (59,722) $  (75,710)     $  (29,437)  $ (161,035) $ (173,490)
                            =======       ========    ==========  ==========      ==========   ==========  ==========
Net loss attributable
 to common equity per
 share--basic and
 diluted...............     $(44.45)      $(111.74)   $    (2.19) $    (1.28)(a)  $    (1.45)  $    (2.30) $    (2.43)(a)
                            =======       ========    ==========  ==========      ==========   ==========  ==========
Weighted average common
 equity shares
 outstanding--basic and
 diluted...............      18,313         36,340    27,233,786  58,944,055(a)   20,367,373   70,089,141  71,362,532(a)
                            =======       ========    ==========  ==========      ==========   ==========  ==========
Other Operating Data:
 Subscribers (end of
  period)..............         --             --            --          --              --        75,723      75,723
 Covered population
  (end of period)......         --             --            --          --              --    10,739,000  10,739,000

                                                As of September 30, 1999
                                          -------------------------------------
                                                                   Pro Forma
                                                      Pro Forma  As Adjusted(b)
                                           Actual    (unaudited)  (unaudited)
                                          ---------  ----------- --------------
Balance Sheet Data:
 Cash and cash equivalents............... $  80,410   $  80,410     $202,734
 Working capital.........................    40,726      40,726      163,049
 Property and equipment, net.............   347,348     347,348      347,348
 Personal communications services
  licenses and microwave relocation
  costs, net.............................   235,760     252,660      252,660
 Intangible assets--AT&T agreements,
  net....................................    39,696      37,631       37,631
 Total assets............................   754,783     769,618      891,942
 Total debt..............................   629,750     629,750      629,750
 Mandatorily redeemable preferred stock,
  net....................................   250,004     267,942      267,942
 Total stockholders' deficit.............  (203,793)   (206,895)     (84,572)

- --------

(a) Pro forma basic and diluted net loss attributable to common equity per share have been calculated assuming that completion of our pending acquisitions of the remaining minority interest of Viper Wireless, Inc. that we do not currently own and of TeleCorp LMDS, Inc. and the completed acquisitions of Digital PCS, LLC, AT&T Puerto Rico and Wireless 2000, Inc. had been completed at the beginning of periods presented. Since we had a net loss attributable to common equity in each of the periods presented, pro forma basic and diluted net loss attributable to common equity per share is the same.
(b) Gives effect to completion of this offering, our pending acquisitions and adjustments relating to completed acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisition History" and "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

   Our predecessor, TeleCorp Holding Corp., Inc., was incorporated on July 29, 1996 to participate in the FCC's auction of PCS licenses in April 1997, as a designated entity and very small business, as defined by the FCC. TeleCorp Holding obtained PCS licenses in the New Orleans, Memphis, Beaumont and Little Rock basic trading areas, as well as other licenses that were subsequently transferred to unrelated entities. The FCC has divided the country into major trading areas which are each further subdivided into basic trading areas for the purposes of PCS licensing.

   We were incorporated on November 14, 1997 by the controlling stockholders of TeleCorp Holding, which subsequently became our wholly-owned subsidiary. In January 1998, we entered into a venture with AT&T under which AT&T contributed PCS licenses to us in exchange for an equity interest in us and sold additional PCS licenses to us for $21.0 million. In July 1998, we received final FCC approval for the venture and, in connection with the completion of the venture, we entered into exclusivity, licensing, roaming and long distance agreements with AT&T Wireless. We are AT&T's exclusive provider of PCS in our licensed markets subject to AT&T's right to resell services on our network. We use the AT&T brand name and logo together with the SunCom name and logo, giving equal emphasis to each. We have acquired PCS licenses in a total of eight major trading areas covering approximately 16.5 million people. See "Acquisition History" below.

   For periods prior to 1999 we were a development stage company. In the first quarter of 1999, we commenced commercial operations in each of our major mainland U.S. markets, after having launched our New Orleans market for roaming services in late December 1998. We launched our service in our Puerto Rico markets on June 30, 1999.

 Revenue

   We derive our revenue from:

  . Service. We sell wireless personal communications services. The various types of service revenue associated with personal communications services for our subscribers include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' charges are rate plan dependent, based on the number of pooled minutes included in their plans. Service revenue also includes monthly non-recurring airtime usage associated with our prepaid subscribers and non-recurring activation and de-activation service charges.

  . Equipment. We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services.

  . Roaming. We charge monthly, non-recurring, per minute fees to other wireless companies whose customers use our network facilities to place and receive wireless services.

   Roaming revenue constituted the largest component of our revenue during the first six months of this year. We expect that as our customer base grows, there will be a significant change in our gross revenue mix. As a result, service revenue is expected to increase while roaming revenues and equipment sales are expected to decrease, as a percent of gross revenue. Roaming minutes on our network are expected to increase as AT&T and other carriers increase the number of subscribers on their networks. Under our reciprocal roaming agreement with AT&T, our largest roaming partner, the amount we will receive and pay for roaming minutes declines for each of the next several years.

   It appears that the wireless industry is experiencing a general trend towards offering rate plans containing larger buckets of minutes. This is expected to result in decreases in gross revenue per minute.

   We have autonomy in determining our pricing plans. We have developed our pricing plans to be competitive and to emphasize the advantages of our service. We may discount our pricing in order to obtain customers or in response to downward pricing in the market for wireless communications services.

 Cost of Revenue

   Equipment. We purchase personal communications handsets and accessories from third party vendors to resell to our customers for use in connection with our services. The cost of handsets is, and is expected to remain, higher than the resale price to the customer. We record as cost of revenue an amount approximately equal to our revenue on equipment sales. We record the excess cost of handsets as a sales and marketing operating expense. We do not manufacture any of this equipment.

   Roaming Fees. We pay fees to other wireless communications companies based on airtime usage of our customers on other communications networks. It is expected that reciprocal roaming rates charged between us and other carriers will decrease. We do not have any significant minimum purchase requirements other than our obligation to purchase at least 15 million roaming minutes from July 1999 to January 2002 from another wireless provider in Puerto Rico relating to customers roaming outside our coverage area. We believe we will be able to meet these minimum requirements.

   Clearinghouse Fees. We pay fees to an independent clearinghouse for processing our call data records and performing monthly inter-carrier financial settlements for all charges that we pay to other wireless companies when our customers use their network, and that other wireless companies pay to us when their customers use our network. We do not have any significant minimum purchase requirements. These fees are based on the number of transactions processed in a month.

   Variable Interconnect. We pay monthly charges associated with the connection of our network with other carriers' networks. These fees are based on minutes of use by our customers. This is known as interconnection. We do not have any significant minimum purchase requirements.

   Variable Long Distance. We pay monthly usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers. We do not have any significant minimum purchase requirements other than an obligation to AT&T Wireless to purchase a minimum number of minutes of traffic annually over a specified time period and a specified number of dedicated voice and data leased lines in order for us to retain preferred pricing rates. We believe we will be able to meet these minimum requirements.

 Operating Expense

   Operations and development. Our operations and development expense includes engineering operations and support, field technicians, network implementation support, product development, and engineering management. This expense also includes monthly recurring charges directly associated with the maintenance of network facilities and equipment. Operations and development expense is expected to increase as we expand our coverage and add subscribers. In future periods, we expect that this expense will decrease as a percentage of gross revenues.

   Selling and marketing. Our selling and marketing expense includes brand management, external communications, retail distribution, sales training, direct, indirect, third party and telemarketing support. We also record the excess cost of handsets over the resale price as a cost of selling and marketing. Selling and marketing expense is expected to increase as we expand our coverage and add subscribers. In future periods, we expect that this expense will decrease as a percentage of gross revenues.

   General and administrative. Our general and administrative expense includes customer support, billing, information technology, finance, accounting and legal services. Although we expect general and administrative expense to increase in future periods we expect this expense will decrease significantly as a percentage of gross revenues.

   As a result of the offering, the value of some outstanding stock option and restricted stock awards will become fixed, although most of the awards will remain subject to vesting requirements over approximately four years. Accordingly, we will record approximately $71.3 million on our balance sheet as deferred compensation and additional paid-in capital, based on an assumed initial public offering price of $17.00 per share. This amount will be amortized in the statement of operations as additional compensation expense as the vesting requirements are met. Because some of these awards will be vested upon the closing of this offering, we will record a charge of approximately $24.8 million of the $71.3 million on our statement of operations as compensation expense for the fourth quarter of 1999.

   Depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method, generally over three to ten years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network development costs incurred to ready our network for use are capitalized. Amortization of network development costs begins when the network equipment is ready for its intended use and will be amortized over its estimated useful life ranging from five to ten years. We began amortizing the cost of the PCS licenses, microwave relocation costs, and capitalized interest in the first quarter of 1999, when PCS services commenced in some of our basic trading areas. Microwave relocation entails transferring business and public safety companies from radio airwaves that overlap with the portion of the airwaves covered by our business to other portions of the airwaves. Amortization is calculated using the straight-line method over 40 years. The AT&T agreements are amortized on a straight-line basis over the related contractual terms, which range from three to ten years. Amortization of the AT&T exclusivity agreement, long distance agreement and the intercarrier roamer services agreement began once wireless services were available to its customers. Amortization of the network membership license agreement began on July 17, 1998, the date of the finalization of the AT&T transaction.

   Capital expenditures. Our principal capital requirements for deployment of our wireless network include installation of equipment and, to a lesser extent, site development work.

   Interest Income (Expense). Interest income is earned primarily on our cash and cash equivalents. Interest expense through September 30, 1999 consists of interest due on our senior credit facilities, vendor financing, and debt owed to the U.S. government related to our licenses. Interest payable on the Lucent series A notes and the Lucent series B notes on or prior to May 11, 2004 will be payable in additional series A and series B notes. Thereafter, interest will be paid in arrears in cash on each six month and yearly anniversary of the series A and series B closing date or, if cash interest payments are prohibited under the senior credit facilities or a qualifying high yield debt offering, in additional series A and series B notes. The U.S. government financing receives quarterly interest payments, which commenced in July 1998 and continued for one year thereafter, then quarterly principal and interest payments for the remaining nine years.

Results of Operations

 Nine Months ended September 30, 1999 Compared to Nine Months ended September 30, 1998

   The Company, which launched commercial service in the first quarter of 1999, grew its customer base to 75,723 at September 30, 1999.

   For the nine months ended September 30, 1999, service revenue was $18.9 million, equipment revenue totaled $10.3 million and roaming revenue was $18.9 million. We began offering wireless services in each of our major mainland U.S. markets in the first quarter of 1999, and in Puerto Rico on June 30, 1999. We generated no revenue for the nine months ended September 30, 1998.

   Cost of revenue, consisting mainly of cost of equipment and roaming fees, for the nine months ended September 30, 1999 was $23.1 million. We did not generate any cost of revenue for the nine months ended September 30, 1998.

   Operations and development expense for the nine months ended September 30, 1999 was $25.9 million. This expense was primarily related to the engineering and operating staff required to implement and operate our network. For the nine months ended September 30, 1998, operations and development expense was $3.5 million as the Company was preparing for commercial launch.

   Selling and marketing expense for the nine months ended September 30, 1999 was $39.7 million, as compared to $2.5 million for the nine months ended September 30, 1998. This increase was due to salary and benefits for a substantially larger sales and marketing staff, and all other direct sales costs, including advertising, related to acquiring customers and providing wireless services. During the nine months ended September 30, 1998 the Company was preparing for commercial launch.

   General and administrative expense for the nine months ended September 30, 1999 was $38.9 million, as compared to $15.9 million for the nine months ended September 30, 1998. The increase was due to the growth of billing expense related to our increasing 1999 customer base, as well as the growth of our infrastructure and staffing related to information technology, customer care, finance and legal functions incurred in conjunction with the development and rapid expansion of our markets. During the nine months ended September 30, 1998 the Company was preparing for commercial launch.

   Depreciation and amortization expense for the nine months ended September 30, 1999 was $34.8 million, as compared to $0.6 million for the nine months ended September 30, 1998. This increase was related to the amortization on personal communications services licenses and AT&T agreements, as well as the depreciation of our fixed assets subsequent to the commercial launch of our wireless service markets.

   Interest expense, net of interest income, for the nine months ended September 30, 1999 was $29.6 million, as compared to $2.9 million for the nine months ended September 30, 1998. This increase in net interest expenses was related to borrowings under our senior subordinated discount notes of $344.3 million, our senior credit facilities of $225 million and the issuance of $42.5 million aggregate principal amount of notes under the vendor financing provided by Lucent.

 Year ended December 31, 1998 Compared to Year ended December 31, 1997

   Revenue for the year ended December 31, 1998 was approximately $29,200. This revenue resulted from servicing AT&T's roaming customers in our Louisiana markets. We began offering wireless services in most of our major markets in the first quarter of 1999. We generated no revenue for the year ended 1997.

   Operations and development expense for the year ended December 31, 1998, was approximately $9.8 million. This expense was primarily related to an increase in engineering and operating staff devoted to the implementation of future operations of our network. There was no operations and development expense for the year ended December 31, 1997.

   Selling and marketing expenses for the year ended December 31, 1998, was approximately $6.3 million, as compared to approximately $0.3 million for the year ended December 31, 1997. The year-over-year increase was due to the increase in corporate and regional sales and marketing staff in order to prepare for domestic market launches in the first quarter of 1999.

   General and administrative expense for the year ended December 31, 1998, was approximately $26.2 million, as compared to approximately $2.6 million for the year ended December 31, 1997. The year-over-year increase was due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in the preparation for commercial launch of our markets in the first quarter of 1999.

   Depreciation and amortization expense for the year ended December 31, 1998, was approximately $1.6 million, as compared to approximately $11,000 for the year ended December 31, 1997. This expense was related to depreciation of furniture, fixtures and office equipment, as well as the initiation of amortization on AT&T agreements.

   Interest expense, net of interest income, for the year ended December 31, 1998, was approximately $7.2 million, as compared to approximately $0.4 million for the year ended December 31, 1997. This interest expense was related to notes payable to shareholders and affiliates. This increase in interest expense was related to borrowings under the senior credit facilities of $225.0 million since July 1998 and the issuance of $10.0 million aggregate principal amount of notes under the vendor financing provided by Lucent.

 From July 29, 1996 (inception) to December 31, 1996

   Selling and marketing expense and general and administrative expense for the period from July 29, 1996 (inception), to December 31, 1996, was approximately $0.5 million, which were associated with salary, benefits and expenses of administrative personnel, as well as legal and other costs associated with our formation.

Acquisition History

   Following approval of our venture with AT&T by the FCC, we completed the following acquisitions:

   On April 20, 1999, we completed the acquisition of PCS licenses covering the Baton Rouge, Houma, Hammond and Lafayette, Louisiana basic trading areas from Digital PCS. As consideration for these licenses, we issued to Digital PCS $2.3 million of our common and preferred stock, paid Digital PCS approximately $0.3 million in reimbursement of interest paid on U.S. government debt related to the licenses and assumed $4.1 million of debt owed to the U.S. government related to these licenses. This debt is shown on our balance sheet net of a discount of $0.6 million reflecting the below market interest rate on the debt. These licenses cover a population of approximately 1.6 million, including a population of 1.2 million in Baton Rouge and Lafayette covered by licenses we already owned. These licenses also cover areas contiguous to our existing licensed area, including travel corridors, which provide us with opportunities to expand our covered area.

   On May 25, 1999, we completed the acquisition of a PCS license and related assets covering the San Juan major trading area from AT&T. On May 24, 1999, we sold to AT&T $40.0 million of our series A and F preferred stock. On May 25, 1999, we purchased the license and related assets from AT&T for $95.0 million in cash. In addition, we reimbursed AT&T $3.2 million for microwave relocation and $1.5 million for other expenses it incurred in connection with the acquisition. This license covers a population of approximately 3.9 million in Puerto Rico and the U.S. Virgin Islands.

   On June 2, 1999, we completed the acquisition of PCS licenses covering the Alexandria, Lake Charles and Monroe, Louisiana basic trading areas from Wireless 2000. As consideration for these licenses, we issued to Wireless 2000 approximately $0.4 million of common and preferred stock, paid Wireless 2000 $0.2 million for its costs for microwave relocation related to the Monroe license and $0.4 million in reimbursement of interest paid on government debt related to their licenses, and assumed $7.4 million of debt owed to the U.S. government related to these licenses. This debt is shown on our balance sheet net of a discount of $1.0 million reflecting the below market interest rate on the debt. These licenses cover a population of approximately 0.8 million. These licenses also cover areas contiguous to our existing licensed area, including travel corridors, which provide us with opportunities to expand our covered area. We cannot, without AT&T's consent, develop the markets covered by the Monroe license.

   Our agreements with AT&T were extended to cover these markets, except for a portion of the Monroe basic trading area, upon the closing of the Louisiana and Puerto Rico acquisitions.

   We participated in the FCC's reauction of PCS licenses for additional licenses through Viper Wireless. On April 15, 1999, the FCC announced that the reauction ended, and Viper Wireless was the high bidder for additional airwaves in New Orleans, Houma and Alexandria, Louisiana, San Juan, Puerto Rico, Jackson, Tennessee and Beaumont, Texas. The FCC granted us all of these licenses. At present, TeleCorp Holding owns 85% of Viper Wireless, and Mr. Vento and Mr. Sullivan together own the remaining 15%. Mr. Vento and Mr. Sullivan together have voting control over Viper Wireless. On September 30, 1999, we solicited the approval of the FCC for the transfer of shares of Viper Wireless we do not yet own to TeleCorp Holding for 503,022 shares of our class A common stock and 1,111 shares of our series E preferred stock. Any consolidation of Viper Wireless into us will be subject to a final FCC order approving the transaction. In order to finance the acquisition of Viper Wireless, AT&T and some of our other initial investors paid $32.3 million for additional shares of our preferred and common stock.

Recent Developments

   Since September 30, 1999, we have recently entered into the following agreements:

   On October 18, 1999, we agreed to acquire TeleCorp LMDS, Inc. through an exchange of all of the outstanding stock of TeleCorp LMDS for 834,300 shares of our class A common stock and 2,700 shares of our series C preferred stock. TeleCorp LMDS's stockholders are Mr. Vento, Mr. Sullivan and three of our initial investors. By acquiring TeleCorp LMDS, we will gain local multipoint distribution service licenses covering 1100 MHz of airwaves in the Little Rock, Arkansas basic trading area and 150 MHz of airwaves in each of the Beaumont, Texas, New Orleans, Louisiana, San Juan and Mayaguez, Puerto Rico, and U.S. Virgin Islands basic trading areas. These licenses will provide us with additional airwaves that we can use to carry portions of our PCS network traffic in these markets.

   On October 14, 1999, we agreed to purchase 15 MHz of additional airwaves in the Lake Charles, Louisiana basic trading area from Gulf Telecomm, LLC. As consideration for the additional airwaves we will pay Gulf Telecomm $362,844 in cash, assume approximately $2.3 million in FCC debt related to the license and reimburse Gulf Telecomm for all interest it paid to the FCC on debt related to the license from June, 1998 until the date the transaction is completed.

   Each of these agreements are subject to governmental approvals and other customary conditions to closing and they may not close on schedule or at all. From time to time, we enter into discussions regarding the acquisition of other licenses, including swapping our licenses for those of other license holders.

Liquidity and Capital Resources

   Since inception, our activities have consisted principally of:

  .  hiring a management team;

  .  raising capital;

  .  negotiating strategic business relationships;

  .  planning and participating in the PCS auction;

  .  initiating research and development;

  .  conducting market research; and

  .  developing our wireless services offering and network.

   We have been relying on the proceeds from borrowings and issuances of capital stock, rather than revenues, for our primary sources of cash flow. We began commercial operations in December 1998 and began earning recurring revenues by the end of the first quarter of 1999.

   Cash and cash equivalents totaled $80.4 million at September 30, 1999, as compared to $111.7 million at December 31, 1998. This decrease was the result of incoming cash provided by financing activities of $432.8 million, offset by $87.6 million of cash used in operating activities and $376.5 million of cash used in network development and investing activities.

   During the nine months ended September 30, 1999, we increased long-term debt by $386.4 million and received $87.4 million of preferred stock proceeds and receipt of preferred stock subscriptions receivable net of direct issuance costs. Cash outlays for capital expenditures required to develop and construct our network totaled $245.5 million. We spent $72.4 million to purchase PCS licenses. In addition, we were required to deposit $43.6 million with the FCC for other licenses during the nine months ended September 30, 1999. Cash used in operating activities of $87.6 million for the nine months ended September 30, 1999 resulted from a net loss of $144.1 million that was partially offset by non-cash charges of $56.8 million. Net change in assets and liabilities was a reduction of $0.3 million.

   From inception through September 1998, our primary source of financing was notes issued to our stockholders. In July 1996, we issued $0.5 million of subordinated promissory notes to our stockholders. We converted these notes into 50 shares of our series A preferred stock in April 1997. In December 1997, we issued various promissory notes totaling $2.8 million to our stockholders. We converted these notes into mandatorily redeemable preferred stock in July 1998. From January 1 to September 30, 1998, we borrowed approximately $22.5 million in the form of promissory notes to existing and prospective stockholders to satisfy working capital needs. We converted these notes into our equity in July 1998 in connection with the completion of the venture with AT&T.

   From inception through November 15, for aggregate cash payments of $105.7 million and other consideration, we have issued 97,473 shares of series A preferred stock, 210,608 shares of series C preferred stock, 49,417 shares of series D preferred stock, 25,041 shares of series E preferred stock, 14,912,778 shares of series F preferred stock, 73,873,889 shares of class A common stock, 283,813 shares of class C common stock, 851,429 shares of class D common stock; and 3,090 shares of voting preference stock. The class C, class D and voting preference common stock are convertible into an aggregate of 1,138,332 shares of class A common stock. The issuances have been in connection with capital infusions as well as with acquisition of licenses and other assets by the company, as described below. The primary recipients of these shares were CB Capital Investors, L.P; Equity-Linked Investors--II; Hoak Communications Partners, L.P; Whitney Equity Partners. L.P; Media/Communications Partners; AT&T Wireless PCS, LLC; TWR Cellular, Inc; as well as Gerald Vento and Thomas Sullivan and other management. See "Principal Stockholders and Beneficial Ownership of Management."

   Our preferred stock is convertible into shares of our common stock at various times and following various events as follows:

  . our series A preferred stock is convertible into shares of our class A common stock after July 17, 2006 at a conversion rate equal to the liquidation preference, which was approximately $107.0 million as of September 30, 1999, divided by the market price of the class A common stock at the time of conversion;

  . our series F preferred stock is convertible at any time into shares of our class A or class B common stock on a share for share basis.

   We may redeem:

  . shares of our series A preferred stock after the tenth anniversary of its issuance; and

  . shares of our series B, series C and series D preferred stock at any time;

at the liquidation preference for the shares being redeemed.

   The holders of our series A, series B, series C, series D and series E preferred stock have the right to require us to redeem their shares after the twentieth anniversary of their issuance time at the liquidation preference for the shares being redeemed.

   Holders of our series A preferred stock are entitled to a quarterly dividend equal to 10% per annum of that stock's accumulated liquidation preference. The accumulated liquidation preference of our series A preferred stock was approximately $107.0 million in aggregate as of September 30, 1999. We may defer payment of this dividend until December 31, 2008, and we are currently doing so.

   Holders of our series C, D and E preferred stock are not entitled to a dividend except to the extent declared by our board. Those series of stock, however, are entitled to an accumulated liquidation preference, which was approximately $275.8 million in aggregate as of September 30, 1999. The liquidation preference accretes at a rate of 6% per annum, compounded quarterly.

   See "Description of Capital Stock" for additional information on the dividends, liquidation preferences, rankings and voting rights of the capital stock.

 Equity Commitments

   In connection with completion of the venture with AT&T, we received unconditional and irrevocable equity commitments from our stockholders in the aggregate amount of $128.0 million in return for the issuance of preferred and common stock. As of September 30, 1999, approximately $55.5 million of the equity commitments had been funded. The remaining equity commitments are required to be funded in an installment of $36.3 million in July 2000 and $36.2 million in July 2001.

   We received additional irrevocable equity commitments from our stockholders in the aggregate amount of $5.0 million in return for the issuance of preferred and common stock in connection with the Digital PCS acquisition. Our stockholders funded $2.2 million of these equity commitments on April 30, 1999, and are required to fund $1.4 million in each of July 2000 and July 2001.

   We have received additional irrevocable equity commitments from our stockholders in the aggregate amount of approximately $40.0 million in return for the issuance of preferred and common stock in connection with the Puerto Rico acquisition. We received $12.0 million of these commitments on May 24, 1999, and $6.0 million are required to be funded in December 1999 and $11.0 million are required to be funded on each of March 30, 2001 and March 30, 2002.

   We also received irrevocable equity commitments from our stockholders in the amount of approximately $32.3 million in connection with Viper Wireless' participation in the FCC's reauction of PCS licenses. We received approximately $6.5 million of these equity commitments on May 14, 1999, approximately $11.0 million on July 15, 1999 and approximately $14.8 million on September 29, 1999. In the aggregate, we have obtained $205.3 million of equity commitments, of which $102.0 million had been funded as of September 30, 1999.

   These equity commitments cannot be amended without our consent and the consent of AT&T and all of the other initial investors. In addition, the terms of our senior subordinated discount notes and our bank and vendor credit facilities restrict us from waiving or amending these commitments. The foregoing equity commitments are also secured by pledges of the shares of our capital stock issued to each initial investor, other than certain shares of preferred stock. Those pledges have been assigned to our senior lenders as security for our senior credit facilities. Transfers of shares of our capital stock pledged to secure an equity commitment remain subject to such pledge until the equity commitment is funded in full.

   In addition, pursuant to the stockholders' agreement between our initial investors, Mr. Vento and Mr. Sullivan and us, the initial investors are restricted from transferring their shares of common stock prior to July 2001, except to affiliates. Any transfers by them of class A common stock are subject to rights of first offer and tag-along and drag-along rights in favor of AT&T and the other initial investors. In addition to the approval of our senior lenders, the terms of the stockholders' agreement may be amended only if agreed to in writing by us and the beneficial holders of a majority of the class A common stock party to the stockholders' agreement, including AT&T Wireless, 66 2/3% of the class A common stock beneficially owned by our initial investors other than AT&T, and 66 2/3% of the class A common stock beneficially owned by Mr. Vento and Mr. Sullivan. Following the offering and the expiration or waiver of the 180 day restriction on transfers described under "Underwriting," shares of preferred stock may be transferred, subject, however, to the pledge described above and to the continuing obligation of the investor to fund its commitment.

 Senior Subordinated Discount Notes

   On April 20, 1999, we sold $575.0 million aggregate principal amount at maturity of 11 5/8% senior subordinated discount notes due April 15, 2009. Cash interest on these notes will not accrue or be payable prior to April 15, 2004. From April 15, 2004, cash interest will accrue at a rate of 11 5/8% per annum on the principal amount at maturity of the notes through and including the maturity date and will be payable semi-annually on April 15 and October 15 of each year. In connection with the sale of these notes, we received net proceeds of approximately $317 million after deducting initial purchasers' discount and issuance expenses of approximately $10 million.

 Senior Credit Facilities

   In July 1998, we entered into senior credit facilities with a group of lenders for an aggregate amount of $525.0 million. In October 1999 we entered into amendments to the senior credit facilities under which the amount of credit available to us was increased to $560.0 million. Our senior credit facilities currently provide for:

  .   a $150.0 million senior secured term loan that matures in January 2007,

   .   a $225.0 million senior secured term loan that matures in January 2008,

   .   a $150.0 million senior secured revolving credit facility that matures in January 2007, and

   .   a $35.0 million senior secured term loan that matures in May 2009.

   We must repay the term loans in quarterly installments, beginning in September 2002, and the commitments to make loans under the revolving credit facility automatically and permanently reduce beginning in April 2005. As of September 30, 1999, $225.0 million had been drawn under the senior credit facilities and was then accruing interest at an annual rate of 8.29%. See "Description of Indebtedness--Senior Credit Facilities."

 Vendor Financing

   In May 1998, we entered into a vendor procurement contract with Lucent, under which we agreed to purchase radio, call connecting and related equipment and services for the development of our network. We also entered into a note purchase agreement with Lucent under which Lucent agreed to provide us with $80.0 million of junior subordinated vendor financing. This $80.0 million consisted of $40.0 million aggregate principal amount of increasing rate Lucent series A notes and $40.0 million aggregate principal amount of increasing rate Lucent series B notes. We borrowed $40.0 million under the series B note facility and repaid this amount and accrued interest thereon in April 1999 from proceeds of our sale of senior subordinated discount notes. This amount cannot be reborrowed. As of September 30, 1999, we had outstanding approximately $42.5 million of our Lucent series A notes, including $1.6 million of Lucent series A notes issued as payment of interest in kind, plus $0.9 million of additional accrued interest and accruing interest at a rate per annum of 8.5% as of September 30, 1999. The amount outstanding under these series A notes and any future series A note borrowings is subject to mandatory prepayment in an amount equal to 50% of the excess of $198.0 million in net proceeds we receive from an equity offering other than the issuance of capital stock used to acquire related business or assets.

   In October 1999 we entered into an amended and restated note purchase agreement with Lucent under which Lucent has agreed to purchase up to $12.5 million of new series A notes and up to $12.5 of new series B notes under a vendor expansion facility in connection with our prior acquisition of licenses in the San Juan, Puerto Rico, Evansville Indiana, Paducah, Kentucky and Alexandria and Lake Charles, Louisiana markets. The obligation of Lucent to purchase notes under this vendor expansion facility is subject to a number of conditions, including that we commit to purchase one wireless call connection equipment site and 50 network equipment sites for each additional market from Lucent.

   In addition, pursuant to the amended and restated note purchase agreement Lucent has agreed to make available up to an additional $50.0 million of new vendor financing not to exceed an amount equal to 30% of the value of equipment, software and services provided by Lucent in connection with any additional markets we acquire. This $50.0 million of availability is subject to a reduction up to $20 million on a dollar for dollar basis of any additional amounts Lucent otherwise lends to us for such purposes under our senior credit facilities, exclusive of amounts Lucent lends to us under its existing commitments under our senior credit facilities. Any notes purchased under this facility would be divided equally between Lucent series A and series B notes.

   The terms of Lucent series A and series B notes issued under these expansion facilities would be identical to the terms of the original Lucent series A and series B notes as amended, including a maturity date of October 23, 2009.

   Any Lucent series B notes issued under these expansion facilities will mature and will be subject to mandatory prepayment on a dollar for dollar basis out of the net proceeds of any future public or private offering or sale of debt securities, exclusive of any private placement notes issued to finance any additional market and borrowings under the senior credit facilities or any replacement facility.

   See "Description of Indebtedness--Vendor Financing."

 Capital Commitments

   Below is a table of capital commitments to us:

                                                          Amounts Funded
   Capital Commitments            Committed Amounts Through September 30, 1999
   -------------------            ----------------- --------------------------
                                    (in millions)         (in millions)
   Senior credit facility........     $  560.0                $225.0
   Senior subordinated discount
    notes........................        327.6                 327.6
   Vendor financing..............        115.0                  40.0
   Redeemable preferred stock:
     Issuable for cash...........        205.3                  76.2
     Issuable for property.......        148.9                 148.9
                                      --------                ------
     Total.......................     $1,356.8                $817.7

   The senior subordinated discount notes represent a large portion of our capital resources that do not have required scheduled payments of principal or interest for five years from their issue date. Accordingly, they represent a significant source of our liquidity without creating a capital requirement in the near term.

 Capital Expenditures

   From inception through December 31, 1998, cash outlays for capital expenditures were approximately $108.7 million. The continued construction of our network and the marketing and distribution of wireless communications products and services will require substantial additional capital. We will incur significant amounts of debt to implement our business plan and will be highly leveraged. We estimate that our capital commitments will be sufficient to meet our total capital requirements through December 31, 2001, although if we acquire additional licenses or properties, we may need to incur substantial additional debt to meet our capital requirements. These requirements include:

  .  license acquisition costs;

  .  capital expenditures for network construction;

  .  operating cash flow losses and other working capital costs;

  .  debt service; and

  .  closing fees and expenses.

Capital expenditures from inception to September 30, 1999, were approximately $354.2 million. Capital expenditures were approximately $245.5 for the first nine months of 1999. We estimate capital expenditures for year ended December 31, 1999, and December 31, 2000, will be approximately $355.0 million and $185.0 million, respectively.

   As of September 30, 1999, we have approximately $20.5 million of debt owed to the U.S. government related to some of our licenses. This debt is shown on our balance sheet at $17.9 million net of discounts of $2.6 million reflecting the below market interest rates on the debt. As of September 30, 1999, we owe the U.S. government $9.2 million less a discount of $1.2 million, for the acquisition of PCS licenses in New Orleans, Memphis, Beaumont and Little Rock obtained during the 1997 auction. The terms of the notes include: an interest rate of 6.25%, quarterly interest payments which commenced in July 1998 and continued for the one year thereafter, then quarterly principal and interest payments for the remaining nine years. The promissory notes are collateralized by the underlying PCS licenses. As of September 30, 1999, we have approximately $7.7 million of liabilities for microwave relocation obligations. Approximately $5.3 million is required to be paid within the next year, and the remaining $2.4 million is required to be paid in the following year. We do not expect to incur significant additional microwave relocation costs for our existing markets.

 Other

   During the nine months ended September 30, 1999, we completed the acquisition of additional PCS licenses from Digital PCS, LLC and Wireless 2000, Inc. As part of these acquisitions, we assumed additional U.S. government financing with the FCC amounting to $11.3 million, less a discount of $1.4 million. The terms of the notes include an interest rate of 6.125% for notes assumed from Digital PCS, LLC. and 7.00% for notes assumed from Wireless 2000, Inc., quarterly interest payments for a two--year period and then quarterly principal and interest payments for the remaining eight years.

   In May 1998, we entered into a vendor procurement contract with Lucent under which we are permitted to purchase up to $285.0 million of radio, call connecting and related equipment and services for the development of our wireless communications network. Through September 30, 1999, we have purchased approximately $140.0 million of equipment and services from Lucent.

   We have operating leases primarily related to retail store locations, distribution outlets, office space and rent for our network development. The terms of some of the leases include a reduction of rental payments and scheduled rent increases at specified intervals during the term of the leases. We are recognizing rent expense on a straight-line basis over the life of the lease, which establishes deferred rent on the balance sheet. As of September 30, 1999, the aggregate minimum rental commitments under non-cancelable operating leases are as follows:

   October to December 1999....................................... $  3,794,049
   For the year ending December 31:
     2000.........................................................   18,786,811
     2001.........................................................   18,587,171
     2002.........................................................   18,311,199
     2003.........................................................    5,976,624
     2004.........................................................    8,982,627
   Thereafter.....................................................   24,347,399
                                                                   ------------
       Total...................................................... $108,785,880
                                                                   ============

   Rental expense, which is recorded ratably over the lease terms, was approximately $2,000, $157,000, $3.2 million and $9.7 million for the period ended December 31, 1996 and for the years ended December 31, 1997, 1998, and for the nine months ended September 30, 1999 respectively.

   We own more than 163 communications towers situated on leased sites in all of our markets. We are considering entering into sale/leaseback transactions and may do so if we can obtain terms acceptable to us.

   We have entered into a series of agreements for software licenses, consulting, transition support and maintenance with various vendors. The total future commitments under the agreements is approximately $4.0 million as of September 30, 1999.

   We have entered into letters of credit to facilitate local business activities. We are liable under the letters of credit for nonperformance of certain criteria under the individual contracts. The total amount of outstanding letters of credit was $1.5 million at September 30, 1999. The outstanding letters of credit reduce the amount available to be drawn under our senior credit facility.

   We believe that the net proceeds of this offering, the capital we have raised to date and the other capital resources currently available to us, which includes the funding of the irrevocable equity commitments from our initial investors, will be sufficient to meet our projected capital requirements through December 31, 2001. If we acquire additional licenses or properties, we may need to incur substantial additional debt to complete the acquisitions and construct and operate the acquired properties. The network development requirements imposed by our agreements with AT&T create significant capital requirements much of which will be covered by indebtedness we incur. Our ability to meet our capital requirements is subject to our ability to construct our network and obtain customers in accordance with our plans and assumptions and a number of other risks and uncertainties including those discussed under the heading "Risk Factors." The development of our network may not be completed as projected and we may not be able to generate positive cash flow. If any of our projections are incorrect, we may not be able to meet our projected capital requirements.

Quantitative and Qualitative Disclosure About Market Risk

   We are not exposed to fluctuations in currency exchange rates since all of our services are invoiced in U.S. dollars. We are exposed to the impact of interest rate changes on our short-term cash investments, consisting of U.S. Treasury obligations and other investments in respect of institutions with the highest credit ratings, all of which have maturities of three months or less. These short term investments carry a degree of interest rate risk. We believe that the impact of a 10% increase or decline in interest rates would not be material to our investment income.

   We use interest rate swaps to hedge the effects of fluctuations in interest rates on our senior credit facilities. These transactions meet the requirements for hedge accounting, including designation and correlation. These interest rate swaps are managed in accordance with our policies and procedures. We do not enter into these transactions for trading purposes. The resulting gains or losses, measured by quoted market prices, are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of hedged transactions are expensed. Gains or losses associated with interest rate swaps are computed as the difference between the interest expense per the amount hedged using the fixed rate compared to a floating rate over the term of the swap agreement. As of September 30, 1999, we have entered into six interest rate swap agreements totaling $225.0 million to convert our variable rate debt to fixed rate debt. The interest rate swaps had no material impact on our consolidated financial statements as of and for the year ended December 31, 1998 or the nine month period ended September 30, 1999.

Year 2000

   The year-2000 issue is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year-2000. This could result in a major system failure or miscalculations, including an inability to process transactions, send invoices or engage in similar normal business activities. Because we rely on computer hardware and software, telecommunications and related service industries are highly susceptible to the year-2000 issue.

   Over the past two years, as we purchased the various components that comprise our internal information technology systems, we received representations from our vendors that these components were year-2000 compliant. Our non-information technology systems may also be susceptible to the year-2000 issues. In particular, our network equipment that connects calls contains embedded components that are date sensitive. We have received assurances from Lucent that all of our network hardware purchased from them is year-2000 compliant.

   We recently engaged Cayenta.com, a nation-wide provider of year-2000 services. We and Cayenta.com formed a year-2000 committee, and initiated a year-2000 readiness program that:

  .  is developing an enterprise plan for addressing the year-2000 situation;

  .  is providing an inventory of all hardware, software, and network assets;

  . has reviewed vendor contracts to determine if year-2000 language is included;

  . is conducting an assessment of year-2000 readiness of TeleCorp technology assets; and

  .  will recommend further testing and remediation, if applicable.

   The scope of this effort includes our Virginia headquarters as well as our locations in Arkansas, Louisiana, New England, Tennessee, and Puerto Rico. The Cayenta.com engagement will address wireless network infrastructure, internally developed and third party vender-developed applications, information technology networks, and issues at our data centers, call centers, and call connection sites.

   We also depend upon the ability of AT&T, AT&T's roaming partners and Electronic Data Systems to ensure that their software and equipment are year-2000 compliant. We rely on AT&T to provide our customers with over-the-air activation and roaming. We rely on Electronic Data Systems to provide clearinghouse services.

   Our costs with respect to year-2000 compliance have been approximately $0.4 million through September 30, 1999, and we anticipate that our total costs in evaluating our information technology system will not exceed $1.5 million, including costs to build the necessary redundancy into our systems.

   Although we expect our systems will be year-2000 compliant on a timely basis, they may not be, and the systems of other parties may not be year-2000 compliant on a timely basis or be compatible with our systems. We believe that the greatest risk to our ability to provide communications services is the failure of our service providers to be year-2000 compliant, especially those service providers that provide local access and some of the billing systems upon which our long distance communications service relies. In the event one of our vendors is not year-2000 compliant and their noncompliance affects us, we believe that this effect will cause only a temporary disruption of our service, if at all. Although we cannot estimate the material lost revenue due to this worst case scenario, we do not believe that such losses, if any, will be significant.

                      THE WIRELESS COMMUNICATIONS INDUSTRY

   Wireless communications systems use a variety of radio airwaves to transmit voice and data. The wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as personal communications services, or PCS, cellular telephone and other technologies. Each application is licensed and operates in a distinct radio airwave block.

   Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers in the United States has increased from an estimated 340,000 at the end of 1985 to over 69 million as of December 31, 1998, according to the Cellular Telecommunications Industry Association, an international association for the wireless industry. Paul Kagan Associates, an independent media and telecommunications association, estimates that the number of wireless users will increase to 142 million by 2003, with PCS users representing nearly 34% of total users, a significant increase over the approximately 11% of total users represented by PCS today. The following chart illustrates the estimated annual growth in U.S. wireless communications customers, who use cellular, PCS or other two-way wireless services through December 31, 1998:

                                      Year Ended December 31,
                          ------------------------------------------------------
                           1992    1993    1994    1995    1996    1997    1998
                          ------  ------  ------  ------  ------  ------  ------
Wireless Industry
 Statistics(1)
Total service revenues
 (in billions)..........  $  7.8  $ 10.9  $ 14.2  $ 19.1  $ 23.6  $ 27.5  $ 33.1
Wireless subscribers at
 end of period (in
 millions)..............    11.0    16.0    24.1    33.8    44.0    55.3    69.2
Subscriber growth.......    45.9%   45.1%   50.8%   40.0%   30.4%   25.6%   25.1%
Average monthly wireless
 bill...................  $68.68  $61.49  $56.21  $51.00  $47.70  $42.78  $39.43
Ending penetration......     4.4%    6.2%    9.4    13.0%   16.3%   20.7%   25.7%
Digital subscribers (in
 millions)..............     --      --      --      --      --      --     18.3

- --------
Sources: Cellular Telecommunications Industry Association and Paul Kagan Associates.
(1) Reflects domestic commercially operational cellular, enhanced special mobile radio and PCS and enhanced specialized mobile radio technology providers.

   In the wireless communications industry, there are two principal services licensed by the FCC for transmitting voice and data signals: PCS and cellular. Personal communications services, or PCS, is a term commonly used in the United States to refer to service carried over the 1850 MHz to 1990 MHz portion of the radio airwaves. Megahertz, or MHz, is a method of measuring radio airwaves. Cellular is a term commonly used in the United States to refer to service carried over the 824 MHz to 893 MHz portion of the radio airwaves. Cellular service is the predominant form of wireless voice communications service available. Cellular systems were originally analog-based systems, although digital technology has been introduced in some markets. PCS systems use digital technology. Analog technology currently has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy and robust data transmission features, including mobile office applications like facsimile, e-mail and wireless connections to computer/data networks and including the Internet. See "Business--Government Regulation" for a discussion of the FCC auction process and allocation of wireless licenses.

 Operation of Wireless Communications Systems

   Wireless communications system service areas, whether PCS, cellular or other technologies, are divided into multiple units. Each unit contains a transmitter, a receiver and signaling equipment to transmit wireless signals to individual phones. This equipment is connected by telephone lines or microwave signals to call connection equipment that uses computers to control the operation of the communications system for the entire service area. The call connection equipment controls the connection of calls and the connection of the wireless network to local telephone systems and long distance carriers. The system controls the transfer of calls from equipment site to equipment site as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the network equipment sites within the system and connects calls to the local telephone system or to a long distance telephone carrier. Wireless communications providers must establish agreements with local and long distance carriers that allow them to pass calls, or interconnect, thereby integrating their system with the existing communications system.

   Because the signal strength of a transmission between a handset and a network equipment site declines as the handset moves away from the network equipment site, the wireless network monitors the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the call connection equipment may transfer the call to another network equipment site where the signal is stronger. If a handset leaves the service area of a PCS or cellular system, the call is disconnected unless there is a technical connection with the adjacent system. If there is a technical connection with the adjacent system, the customer may roam onto the adjacent system.

   Analog handsets that use the cellular portion of the airwaves are functionally compatible with cellular systems in all markets in the United States. As a result, these handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area and either the service provider's system covers such area or a roaming arrangement exists with a provider covering the area.

   Although PCS and cellular systems use similar technologies and hardware, they operate on different portions of the airwaves and use different technical and network standards. Use of advanced handsets makes it possible for users of one type of system to roam on a different type of system outside of their service area, and to transfer calls from one type of system to another if the appropriate agreements are in place and the networks are properly configured to transfer calls from one system to the next.

   Currently, PCS systems operate under one of three principal digital signal transmission technological standards that various operators and vendors have proposed for use in PCS systems: TDMA, CDMA or GSM. TDMA and GSM are both time division-based standards but are incompatible with each other and with CDMA. Accordingly, a subscriber of a system that uses TDMA technology is unable to use a TDMA handset when travelling in an area not served by TDMA-based PCS operators, unless the subscriber carries a special handset that permits the subscriber to use the analog or digital system on the cellular portion of the airwaves in that area and the appropriate agreements are in place.

   With an advanced handset, a user can place or receive calls using:

  . a PCS system using the technological standard with which the handset is compatible;

  . a digital system on the cellular portion of the airwaves using the corresponding technological standard; or

  .  an analog system on the cellular portion of the airwaves.

   If a PCS system operated by the service provider or covered by a roaming agreement is operating in the area, the call will be placed via this system. If there is no PCS system providing coverage, the call will be placed through a digital system on the cellular portion of the airwaves operating in the area and providing coverage to the user, and if no digital system on the cellular portion of the airwaves is providing coverage, the call will be connected over an analog system that uses the cellular portion of the airwaves providing coverage. These handsets allow for a call in progress to be handed off to an adjacent system, whether the same mode or band or otherwise, without interruption if the appropriate agreements are in place. Prior generations of handsets would cut off the call when the handset left the coverage of one system and would require the customer to place the call again using the adjacent system.

                                    BUSINESS

   We are the largest AT&T Wireless affiliate in the United States, with licenses covering approximately 16.5 million people. We provide wireless PCS in selected markets in the south-central and northeast United States and in Puerto Rico, encompassing eight of the 100 largest metropolitan areas in the United States. Commencing with the launch of our New Orleans market in February 1999, we have successfully launched our services in 20 markets, including all of our major markets, and currently have more than 100,000 subscribers. Our senior management team has substantial experience in the wireless communications industry with companies such as AT&T, Bell Atlantic and Sprint PCS.

   We entered into a venture with AT&T in July 1998 under which AT&T contributed PCS licenses to us in exchange for ownership in our company. We are AT&T's exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T in our covered markets, subject to AT&T's right to resell services on our network. We have the right to use the AT&T brand name and logo together with our SunCom brand name and logo, giving equal emphasis to each. We are AT&T's preferred roaming partner for digital subscribers in our markets. Additionally, our relationship with AT&T allows us to provide coast-to-coast coverage to our customers.

   Our PCS licenses include several major population centers and popular vacation destinations such as:

  .  San Juan, Puerto Rico and the U.S. Virgin Islands;

  .  New Orleans and Baton Rouge, Louisiana;

  .  Memphis, Tennessee;

  .  Little Rock, Arkansas;

  .  Manchester, Concord and Nashua, New Hampshire; and

  .  Worcester, Cape Cod and Martha's Vineyard, Massachusetts.

   Our launched networks covered approximately 65% of our licensed population as of September 30, 1999, and by the end of 1999 we expect our network will cover approximately 75% of our licensed population.

   Our goal is to provide our customers with simple-to-buy, easy-to-use wireless services, including coverage across the nation, superior call quality, competitive pricing and personalized customer care.

   We market our services through company stores, retail outlets, through our direct corporate and telemarketing sales forces, and on the Internet through our website. We have a strong distribution presence in our markets with 35 company-owned stores and more than 500 retail outlets where consumers can purchase our services, including Best Buy, Circuit City, Office Depot, Office Max, Staples and Radio Shack. As of September 30, 1999, we employed approximately 340 sales employees, 84 of whom were dedicated to business-to-business sales activities. Our affiliation with AT&T enables us to leverage its marketing and sales efforts in our markets.

Strategic Alliance with AT&T

   One of our most important competitive advantages is our strategic alliance with AT&T. In order to rapidly develop some of its wireless communications markets, AT&T Wireless has focused on constructing its own network in selected cities and has entered into agreements with independent wireless operators, such as us, to construct and operate wireless networks in other markets. Our strategic alliance with AT&T Wireless provides us with many business, operational and marketing advantages, including:

  . Exclusivity. We are AT&T's exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T in our covered markets, subject to AT&T's right to resell services on our network.

  . Brand. We have the right to use the AT&T brand name and logo together with our SunCom brand name and logo in our markets, giving equal emphasis to each.

  . Roaming. We are AT&T's preferred roaming partner for digital subscribers in our markets. Our roaming revenues increased from approximately $1.9 million in the first quarter of 1999 to approximately $9.5 million in the third quarter. We believe our AT&T affiliation will continue to provide us with a valuable base of recurring roaming revenue.

  . Coast-to-Coast Coverage. Outside our markets, our wireless customers can place and receive calls in AT&T Wireless' markets and the markets of AT&T Wireless' other roaming partners. We believe our ability to offer coast-to-coast coverage is a competitive advantage as users increasingly choose national rate plans. As of September 30, 1999, 19% of our customers have chosen one of our national SunRate pricing plans.

  . Products and Services. We receive preferred terms on selected products and services, including handsets, infrastructure equipment and back office support from companies who provide these products and services to AT&T.

  . Marketing. We benefit from AT&T's nationwide marketing and advertising campaigns, including the success of the AT&T Digital One Rate SM plans, in the marketing of our own national SunRate plans. In addition, we are working with AT&T's national sales representatives to jointly market our wireless services to AT&T corporate customers located in our markets.

Competitive Strengths

   In addition to the advantages provided by our strategic alliance with AT&T, we have the following competitive strengths:

  . Attractive Markets. Our markets have favorable demographic characteristics for personal communications services. According to industry analysts, the average population density of our markets is approximately 38% above the national average. We believe our markets are strategically important to AT&T because they are located near or adjacent to traffic corridors in and around large markets such as Boston, Houston and St. Louis. Our markets include major population and business centers and vacation destinations that attract an estimated 39 million visitors per year. Most of our markets are also adjacent to the markets of the other SunCom companies.

  . Experienced and Incentivized Management. Our 21 member senior management team has an average of 11 years of experience with companies such as AT&T, Bell Atlantic, BellSouth, SBC Communications, ALLTEL and Sprint PCS. Together, they will beneficially own approximately 12% of our class A common stock on a fully-diluted basis upon completion of this offering. Our top three executives are:

    . Gerald Vento, our co-founder and Chief Executive Officer, who has 20 years of experience in communications and previously served as Chief Executive Officer of Sprint Spectrum/American PCS, L.P., leading the development of the first PCS network launched in North America.

    . Thomas Sullivan, our co-founder, Executive Vice President and Chief Financial Officer, who formerly served as President of TeleCorp Holding, our predecessor company, and co-head of the telecommunications law practice at McDermott, Will & Emery.

    . Julie Dobson, our Chief Operating Officer, who has extensive operating experience in the telecommunications industry, including 18 years at Bell Atlantic, most recently as President of the New York region of Bell Atlantic Mobile Systems.

  . Substantial Airwave Capacity. We have licenses with a minimum of 35 MHz of airwaves in our major urban markets of San Juan and New Orleans and 30 MHz in Little Rock and Memphis. These amounts are equal to or greater than those held by each of our principal competitors in each of these markets. We believe these amounts of airwaves will enable us to competitively deploy new and enhanced voice and data services. This capacity will also permit us to provide service to the increasing number of wireless users and to service increased use by subscribers.

  . Strong Capital Base. Upon completion of this offering we will have approximately $1.5 billion of funded and committed capital. We believe our capital resources, including the proceeds of this offering, will be sufficient to fund our current business plan, including capital expenditures and operating losses, through December 31, 2001. Our initial investors included AT&T, Chase Capital, Desai Associates, Hoak Capital Corporation, J.H. Whitney & Co., M/C Partners, One Liberty Fund, Toronto Dominion Investments, and Northwood Capital Partners.

  . Advanced Digital Technology. We are building our network using TDMA technology, which makes our network compatible with AT&T's network and other TDMA networks. TDMA technology allows enhanced features and services relative to analog cellular service, including extended battery life, integrated voicemail, paging, fax and e-mail delivery, enhanced voice privacy and short-messaging capability. Investment in TDMA product development has led to the development of an advanced generation of handsets capable of delivering stand-by battery life of up to 14 days. We believe that wireless users place great value on the convenience and reliability afforded by this technological advance. TDMA provides high network call clarity and in-building penetration. TDMA provides network capacity at least three times greater than existing analog cellular networks, which results in operating cost advantages. The increased volume of TDMA users has driven down handset prices and has increased the importance of TDMA as an industry standard.

Business Strategy

   Our goal is to become the leading provider of wireless personal communications services in each of our markets, by providing our customers with simple-to-buy and easy-to-use wireless services, including coverage across the nation, superior call quality, competitive pricing and personalized customer care. The elements of our strategy to achieve these objectives are:

  . Leverage AT&T Relationship. We receive numerous benefits from AT&T, including market exclusivity, co-branding, roaming and coast-to-coast coverage, and preferred terms on selected products and services. Also, we benefit from AT&T's nationwide marketing and advertising campaigns, including those for the AT&T Digital One Rate SM plans, in the marketing of our national SunRate plans. In addition, we are working with AT&T's national sales representatives to jointly market our wireless services to AT&T corporate customers located in our markets.

  . Provide Coast-to-Coast Coverage. Our market research indicates that scope and quality of coverage are extremely important to customers in their choice of a wireless service provider. We have designed extensive local calling areas, and we offer coast-to-coast coverage through our arrangements with AT&T Wireless and its roaming partners. Our network covers those areas where people are most likely to take advantage of wireless coverage, such as suburbs, metropolitan areas and vacation locations: the places where they live, work and play.

  . Offer Superior Call Quality. We are committed to making the capital investment required to develop a superior network. We intend to invest approximately $55 per covered person in our licensed markets for the construction of our currently planned network, which we believe will ensure consistent quality performance and result in a high level of customer satisfaction. Our capital investment is designed to provide a highly reliable network as measured by performance factors such as percentage of call completion and number of dropped calls. We maintain a state-of-the-art network operations center and, to ensure continuous monitoring and maintenance of our network, we have a disaster recovery plan.

  . Provide Enhanced Value at Low Cost. We offer our customers advanced services and features at competitive prices. Our pricing plans are designed to promote the use of wireless services by enhancing the value of our services to our customers. We include usage enhancing features such as call waiting, three-way conference calling, and short message service in our basic packages. We market our service with a simple, all-in-one focus: digital phone, pager and voice mail. We offer our customers affordable, simple calling plans, and we take advantage of the coast-to-coast reach of AT&T and its roaming partners. Our national SunRate plans are similar to AT&T Digital One Rate SM plans in which minutes can generally be used throughout the United States without paying additional roaming fees or long distance charges. We believe we can offer competitive services because of the cost advantages provided by our agreements with AT&T and the other SunCom companies, the cost-effective characteristics of TDMA and our centralized administrative functions and efficient distribution.

  . Deliver Quality Customer Care. We serve our customers from our state-of-the-art facility in Memphis, Tennessee, which houses our customer service, collections and anti-fraud personnel. Convergys, a leading provider of outsourced call center services, provides backup call center support and, for our Spanish speaking customers, bilingual customer service from two facilities in Florida. We have implemented a "one call resolution" approach to customer care through the use of customer support tools such as an advanced diagnostic mechanism and access to online reference information. In addition, we emphasize proactive and timely customer service, including welcome packages and anniversary calls. Finally, we support our customer care initiatives through employee compensation plans based on subscriber satisfaction and retention.

Market Overview

   We have basic trading area licenses within the following eight major trading areas:

                                                                       Amount of
Markets                           1998 Population*     Launch Date     Airwaves
- -------                           ----------------     -----------     ---------
                                   (in thousands)                      (in MHz)
San Juan, Puerto Rico
 Puerto Rico/San Juan...........        2,719      June 1999               35
 Mayaguez Aguadilla.............        1,089      First Quarter 2000      20
 Virgin Islands.................          106      Second Quarter 2000     20
                                       ------
  Total.........................        3,914
New Orleans, Louisiana
 New Orleans....................        1,402      February 1999           35
 Baton Rouge....................          676      February 1999           20
 Lafayette......................          531      June 1999               20
 Lake Charles...................          279      Second Quarter 2000     30(a)
 Houma..........................          272      First Quarter 2000      25
 Alexandria.....................          265      Third Quarter 2000      30
 Hammond........................          107      September 1999          10
                                       ------
  Total.........................        3,532
Little Rock, Arkansas
 Little Rock....................          926      March 1999              30
 Fort Smith.....................          312      Second Quarter 2000     20
 Fayetteville...................          291      April 1999              20
 Jonesboro......................          174      November 1999           20
 Pine Bluff.....................          148      Third Quarter 2000      20
 Hot Springs....................          133      March 1999              20
 El Dorado......................          103      Fourth Quarter 2002     20
 Russellville...................           95      Second Quarter 2000     20
 Harrison.......................           88      Fourth Quarter 2001     20
                                       ------
  Total.........................        2,270
Memphis, Tennessee
 Memphis........................        1,493      March 1999              30
 Jackson........................          276      September 1999          35
 Dyersburg......................          116      Third Quarter 2000      20
 Blytheville, AR................           70      Third Quarter 2000      20
                                       ------
  Total.........................        1,955
Boston, Massachusetts
 Worcester, MA..................          727      April 1999              20
 Manchester, NH.................          584      April 1999              20
 Boston, MA (b).................          383      April 1999              20
 Hyannis, MA....................          231      April 1999              20
                                       ------
  Total.........................        1,925
St. Louis, Missouri
 Springfield (c)................          283      Fourth Quarter 2001     20
 Carbondale, IL.................          216      Fourth Quarter 2000     20
 Columbia.......................          209      Third Quarter 2000      20
 Cape Giradeau..................          189      Fourth Quarter 2000     20
 Quincy.........................          181      Fourth Quarter 2001     20
 Jefferson City.................          156      Third Quarter 2000      20
 Poplar Bluff...................          155      Fourth Quarter 2002     20
 Mt. Vernon, IL.................          121      Fourth Quarter 2000     20
 Rolla..........................           98      Fourth Quarter 2002     20
 West Plains....................           76      Fourth Quarter 2002     20
 Kirksville.....................           56      Fourth Quarter 2002     20
                                       ------
  Total.........................        1,740
Houston, Texas
 Beaumont.......................          459      Fourth Quarter 2000     40
                                       ------
  Total.........................          459
Louisville, Kentucky
 Evansville, Indiana............          518      Fourth Quarter 2000     20
 Paducah, Kentucky..............          231      Fourth Quarter 2000     20
                                       ------
  Total.........................          749
                                       ======
Population Total................       16,544
                                       ======

- --------
 * Sources: The 1998 PCS Atlas & Databook, Paul Kagan Associates, Inc.; 1990 U.S. Census.
(a) Includes 15 MHz to be acquired under pending agreement.
(b) Rockingham and Strafford counties only.
(c) Camden, Cedar, Dallas, Douglas, Hickory, Laclede, Polk, Stone, Taney, Texas, Webster and Wright counties only.

Marketing Strategy

   We believe that our affiliation with the AT&T brand name and the distinctive advantages of our TDMA network, combined with our simple-to-buy and easy-to-use philosophy, will allow us to expand our customer base by capturing significant market share from existing providers of wireless services in our markets. Additionally, we expect to attract new users to wireless. We developed our marketing strategy on the basis of extensive market research in each of our markets. This research indicates that limited coverage of existing wireless systems, relatively high costs, inconsistent performance and overall confusion about wireless services drive subscriber dissatisfaction and reduce the attractiveness of wireless services for potential new subscribers.

   We are focusing our marketing efforts on four primary market segments:

     .  corporate accounts;

     .  current wireless users;

     . individuals with the intent to purchase a wireless product within six months; and

     .  prepaid subscribers.

   For each segment, we are creating a specific marketing program, including a service package, pricing plan and promotional strategy. We believe that targeted service offerings will increase customer loyalty and satisfaction, reducing customer turnover.

   The following are key components of our marketing strategy:

 Branding

   We market our wireless services as "SunCom, Member of the AT&T Wireless Network" and use the globally recognized AT&T brand name and logo in equal size and prominence with the SunCom brand name and logo. We believe that consumers associate the AT&T brand with reliability and quality.

   We have entered into agreements with Triton PCS and Tritel Communications, other companies similarly affiliated with AT&T, to adopt a common regional brand, SunCom. We and the other SunCom companies are establishing the SunCom brand as a strong local presence with a service area covering a population of approximately 43.0 million. We enjoy preferred pricing on equipment, handset packaging and distribution by virtue of our affiliation with AT&T and the other SunCom companies.

 Advertising/Promotion

   We believe that the most successful marketing strategy is to establish a strong local presence in each of our markets. We are directing our media efforts at the community level by advertising in local publications and sponsoring local and regional events. We combine these local efforts with mass market media, including television, radio, newspaper, magazine, outdoor and Internet advertisements, to promote the SunCom and AT&T brands in the markets we serve. Outside advertising agencies support our brand campaigns, and also develop newspaper, radio and web page advertisements to promote specific product offerings and direct marketing programs for targeted audiences. All of our advertising materials use the SunCom and AT&T names and the tagline "SunCom, Member of the AT&T Wireless Network."

 Pricing

   Our pricing plans are designed to be competitive and straightforward, offering large buckets of minutes, large local calling areas and usage enhancing features. We offer pricing plans tailored for our market segments, including local, regional and national pricing plans. We also offer shared minute pools that are available for businesses and families who have multiple wireless users who want to share the bucket of minutes. Through September 30, 1999 our average usage per subscriber was approximately 420 minutes per month.

   We believe the pre-paid subscriber segment represents a large market opportunity, and we offer pricing plans that will drive growth in these categories. Pre-pay plans provide an opportunity for individuals whose credit profiles would not otherwise allow them access to wireless communications to take advantage of our services. In addition, our pre-pay plans provide an attractive alternative for families and business users to control the usage of family members or employees. We also structure our plans to be attractive to the youth market, who we believe want to pay as they use the service. We believe we differentiate ourselves from existing wireless competitors by providing our pre-paid subscribers the same digital services and features available to other customer segments. Our customers can use pre-pay service virtually anywhere in the United States on our network, on AT&T's network or through AT&T's extensive network of roaming agreements. Additionally, our pre-pay customers hear a "whispered" announcement of time remaining in their account before each call they place, which allows them to control usage and reduce balance inquiries to customer service. By contrast, typical pre-pay plans of our competitors limit service to their networks and usually provide fewer features and a narrow selection of handsets. As of September 30, 1999, prepay customers represented 25% of our total subscribers.

   AT&T introduced AT&T Digital One Rate SM in May 1998, a suite of rate plans that allows customers to purchase a large bucket of minutes per month that can be used locally, or across the U.S., on AT&T's wireless network and its extensive network of roaming partners for a fixed price with no additional roaming or long distance charges. We believe AT&T Digital One Rate SM and other competing flat rate plans are causing shifts in calling patterns in the wireless industry. As of June 30, 1999, AT&T has reported over 1.5 million subscribers on the AT&T Digital One Rate SM plans, and reported they were adding an additional 100,000 subscribers a month. We believe growth in this category will provide us a valuable roaming revenue stream as AT&T Digital One Rate SM subscribers use their minutes while visiting our networks.

   We are able to offer a similar national SunRate plan by virtue of our relationship with AT&T. Competing flat rate plans often limit flat rate usage to the competitor's own networks. We are able to offer a differentiated national rate plan by virtue of our roaming arrangements with AT&T and its roaming partners. Through September 30, 1999, 19% of our subscribers had chosen a national SunRate price plan.

   We believe our pricing policies differentiate us from our competition through simplicity and design. We offer 12 price plans per region, on average, and we design our plans to encourage customers to enter into long-term agreements. As of September 30, 1999, approximately 50% of our total subscribers, and approximately 75% of our total subscribers other than pre-pay customers, were on annual contracts.

 Handsets

   We sell our service exclusively with handsets that are compatible with wireless communications systems that operate using digital service on the PCS portion of the airwaves, as well as digital and analog service on the cellular portion of the airwaves. Through the use of technologically advanced Nokia, Ericsson and Motorola handsets, our customers can use their phones across a variety of wireless networks.

Service and Features

 Wireless Calling

   Our primary service is wireless calling, which features advanced handsets, enhanced voice clarity, improved protection from eavesdropping and a broad feature set. Our basic wireless service offering includes caller identification, three-way conference calling, call waiting, voicemail, paging and short-messaging.

 Feature-Rich Handsets

   As part of our basic service offering, we provide easy-to-use, interactive menu-driven handsets that can be activated over the air. These handsets primarily feature word prompts and easy-to-use menus rather than numeric codes to operate handset functions. These handsets allow mobile access to e-mail and other Internet services.

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

 Extended Battery Life

   Our advanced handsets offer significantly extended battery life over earlier technologies, providing up to 14 days of stand-by battery life. Handsets operating on a digital system are capable of "sleep-mode" while turned on but not in use, improving efficiency and extending battery life. We expect that this feature will increase usage, especially for incoming calls, as users will be able to leave the phone on for significantly longer periods. The use of these handsets further extends battery life by using a digital system for roaming when in areas covered by digital systems.

 Improved Voice Quality

   We believe the version of TDMA we are using offers significantly improved voice quality, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, which results in fewer dropped calls compared to earlier versions of TDMA.

 Voice Privacy and Call Security

   Digital technology is inherently more secure than analog technologies. This security provides increased voice privacy and enhanced fraud protection for our customers.

 Wireless Services Inside Buildings

   As the use of wireless devices becomes more widespread, consumers increasingly are demanding wireless services which extend into office buildings, subways, airports, shopping centers and private homes. We use large numbers of small network equipment sites to offer corporate users full coverage inside buildings of outside calls. We also provide intra-office wireless communications capabilities letting the user dial office extensions without the need to dial the complete telephone number. In addition, we are working with a number of hardware and software suppliers to develop next generation wireless office services including the use of small network equipment sites within a building that circumvent the local carrier.

 Data and Internet Services

   Because of the quality of digital signal transmission, wireless communications systems are suitable for the transmission of wireless data services such as applications providing weather reports, sports summaries, stock quotes, monitoring of alarm systems and Internet access.

 Bundling and Affinity Marketing

   We may bundle our wireless communications services with other communications services, including discounted long distance services, through strategic alliances and resale agreements with AT&T and others. We also may offer service options in partnership with local business and affinity marketing groups. Examples of these arrangements include offering wireless services with utility services, banking services, cable television, Internet access or alarm monitoring services in conjunction with local information services. These offerings provide the customer access to information, such as account status, weather and traffic reports, stock quotes, sports scores and text messages from any location.

Sales and Distribution

   Our sales strategy is to use a balanced mix of distribution channels to maximize penetration within our licensed service area while minimizing customer acquisition costs. Our channels include a network of company stores, nationally recognized retailers, a direct sales force for corporate and business customers, regional and local mass merchandisers, telesales, direct mail and on-line sales. We also work with AT&T's sales channels to cooperatively exchange leads and develop new business.

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

   We invest in training to ensure that knowledgeable staff is communicating with customers and potential customers. We also take advantage of over-the-air activation features available through our digital technology. Our goal is to let customers use their phone within ten minutes of deciding to purchase the handset. We provide point of sale materials and tools to educate customers on their coverage areas and how to use the handset. We differentiate ourselves from our competition by letting customers participate in the selection of their phone number, and we offer a variety of custom faceplates to make a customer's phone unique. We believe these tools, along with educating the customer, will lead to reduced customer turnover.

 Company Stores

   We have opened 35 company stores for the distribution and sale of our handsets and services. We believe that company stores offer a considerable competitive advantage by providing a strong local presence. We also believe that company stores offer one of the lowest customer acquisition costs among our different distribution channels. Sales representatives in company stores receive in-depth training to allow them to explain wireless communications services simply and clearly. We believe this process distinguishes us from our competitors and will increase subscribership within our markets. Our stores range in size from small kiosks to 3600 square foot stores in the principal retail district in each market. We expect to have a total of 45 SunCom stores open by the end of 1999.

 Retail Outlets

   We have negotiated distribution agreements with national and regional mass merchandisers and consumer electronics retailers, including Circuit City, Cellular Warehouse, Metrocall, Office Depot, Staples, Best Buy and Office Max. In Puerto Rico, we have relationships with Farmacia El Amal, Let's Talk Wireless and Beeper Connections and Radio Shack. We currently have over 500 retail outlet locations where customers can purchase our services. We chose these distributors based upon their ability to reach our target customers in our service area. In some of these retail store locations, we are implementing a store-within-a-store concept, which uses visual merchandising to leverage the brand awareness created by both SunCom and AT&T advertising. The ease of distribution of shrink-wrapped handsets appeals to mass merchandisers who have altered their in-store merchandising to reflect the changing wireless marketplace.

 Direct Sales

   We focus our direct sales distribution channel on high-revenue, high-profit corporate users. Our direct corporate sales force consists of approximately 85 dedicated professionals targeting the wireless decision maker within large corporations. We also benefit from AT&T's national corporate accounts sales force. AT&T, in conjunction with us, supports marketing of our services to AT&T's large national accounts located in our service areas. We have formed regional advisory groups as an additional way to interface with corporate customers in our markets. These advisory groups are comprised of local business leaders, who are also wireless users or prospective users, and are designed to provide timely feedback regarding our proposed wireless offerings and establish a customer base prior to launch. We expect our direct sales force to grow to approximately 135 business account executives by year end 1999.

 Direct Marketing

   We use direct marketing efforts such as direct mail and telemarketing. These efforts are used to generate leads and stimulate prospects. Direct marketing allows us to maintain low selling costs and to offer our customers additional features or customized services. We employ 21 telesales representatives in our Memphis call center, and we contract for 11 Spanish speaking telesales representatives in Convergys' Fort Lauderdale operation.

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

 E-Commerce

   Our web page provides current information about us, our markets and our product offerings. We are establishing an online store on our website, located at www.suncom1.com. The web page conveys our marketing message and we expect it will generate customers through online purchasing. All information that is required to make a purchasing decision is available through our website. Customers are able to choose any of our rate plans, features, handsets and accessories. The online store will provide a secure environment for transactions, and customers purchasing through the online store will experience a similar business process to that of customers purchasing service through other channels. We expect to add electronic bill viewing and online bill payment capabilities to our website by year end 1999. Information on our website is not part of this prospectus.

Customer Care

   We are committed to building strong customer relationships by providing customers with prompt and helpful service. We serve our customers from our state of the art facility in Memphis, Tennessee. Convergys, a leading provider of outsourced call center services, provides back up call center support and bilingual customer service, for our Spanish speaking customers, from two facilities in Florida. As of September 30, 1999, the three centers employed 193 customer care representatives including 65 of our employees. The three center structure allows us to distribute customer service calls between the centers to promote cost effective 24 hour/seven days a week customer service.

   We have strict quality standards in our care operation, including a commitment to handling at least 80% of calls within twenty seconds. All of our centers have sophisticated infrastructure and information systems including Lucent automated call distributors, Vantive Software, and diagnostic tools for one call trouble resolution.

   We emphasize proactive and responsive customer service, including welcome packages and first bill, three months and one year anniversary calls. We also are expanding web-based services to include online account information to allow customers to check billing, modify service or otherwise manage their accounts.

   We use a highly selective recruiting process, train our consultants for four weeks before they take live customer calls, and provide a sophisticated set of on-line tools for our representatives. Our experience with call forecasting and our three center design provide us with the resources to serve our customer base. We believe these initiatives will result in higher levels of customer satisfaction and reduce customer turnover.

Network Development

   We launched commercial operations in February 1999 and have commenced our services in each of our major markets. Consistent with our strategy, we launched in markets which have attractive characteristics for a high volume of wireless communications usage, including metropolitan "downtown" areas, the surrounding suburbs, commuting and travel corridors, and popular leisure and vacation destinations. Immediately upon launch, subscribers had access to coast-to-coast coverage through roaming arrangements with AT&T and its roaming partners, both inside and outside our licensed areas. Within each market, geographic coverage will be based upon changes in wireless communications usage patterns, demographic changes within our licensed areas and our experiences in those markets. We currently provide coverage to approximately 65% of the population of our licensed area. We define coverage to include an entire basic trading area if we have a significantly developed system in that basic trading area.

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

   Construction of our network is scheduled for multiple phases. In the first half of 1999, we completed the first phase and successfully launched service in the following 15 markets:

       .  Baton Rouge          .  Lafayette
       .  Cape Cod             .  Little Rock           .  Nantucket
                                                        .  Nashua
       .  Concord              .  Martha's Vineyard     .  New Orleans
       .  Fayetteville         .  Manchester            .  San Juan
       .  Hot Springs          .  Memphis               .  Worcester

Our network currently covers a population of 10.7 million. Our subscriber base and the number of minutes generated on our network have grown rapidly since we commenced service. Since February 1999, our subscriber base has grown to more than 100,000 customers.

   We are in the process of completing the second phase, covering ten additional markets and 1.6 million additional potential customers. To date, we have launched five of these ten markets, Jackson, Tennessee, Hammond, Louisiana, Jonesboro, Arkansas, and Ponce and Arecibo, Puerto Rico. We expect to complete the second phase by the end of the second quarter 2000. Our network includes five call connection sites and 613 network equipment sites. We expect that by the end of the second quarter 2000 our network will cover a total of 25 markets and a population of 12.3 million, and will include approximately 780 network equipment sites and five connection sites.

   The third and fourth phases of the plan will focus on expanding our coverage to a total of 46 markets including a population of 3.3 million, and entail launching service in Beaumont, Alexandria, Evansville, Paducah, Columbia, Jefferson City, Pine Bluff, Fort Smith, and the Virgin Islands. Upon completion of the fourth phase, which we expect by the end of 2001, we expect our network will be available to a population of 15.6 million, and our network will include 8 call connection sites and 1,215 network equipment sites. Additional network construction will further expand our coverage to all of our markets, except Monroe.

   In the event we acquire additional licenses, we may modify our network development plan, and we may need to incur substantial additional debt.

   We are committed to making the capital investment required to develop a superior network. We intend to invest approximately $55 per covered person for the construction of our network through 2001, which we believe will ensure consistent quality performance and result in a high level of customer satisfaction. Our capital investment is designed to provide a highly reliable network as measured by performance factors such as percentage of call completion and number of dropped calls.

   We intend to continue to meet our network development plan by using the expertise of vendors recognized in the industry for providing high quality services. Lucent is providing the necessary radio, call connecting and related equipment for construction of our network. In addition, a number of other experienced wireless vendors are assisting us in deploying our network.

   We have entered into an agreement with Lucent to purchase up to $285 million of equipment, software and services for the development of our network. We pay Lucent for equipment and software at Lucent's list prices less a discount on the items purchased. Lucent has agreed to provide specified technical support at no cost, and to provide us with incentive discount bonuses upon our completing markets. The agreement provides for cooperative marketing of our services. Lucent has agreed that the prices we pay and payment terms for equipment, software and services will be no less favorable than those offered by Lucent to any other affiliate of AT&T Wireless purchasing similar volumes. We have the right to terminate the agreement at any time subject to paying for materials already shipped. Lucent may terminate the agreement sixty days following our material breach. The agreement contains indemnities and limitations on liabilities for specific damages. Lucent provides us with warranties on products they produce for specified periods of between 12 and 60 months. Lucent has agreed to provide us with vendor financing. See "Description of Indebtedness--Vendor Financing."

   The network development requirements imposed by our agreements with AT&T create significant capital requirements much of which will be covered by indebtedness we incur. We believe that the capital we have

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raised to date as well as the other capital resources currently available to us under our senior credit facilities, our committed cash equity and the proceeds of this offering will be sufficient to meet our projected capital requirements through December 31, 2001. If we acquire additional licenses or properties, we may need to incur substantial additional debt to complete the acquisition and construct and operate the acquired properties.

 Network Construction

   As of September 30, 1999, we had leased approximately 735 network equipment sites and we had built and now operate five sites containing network call connection sites in four locations. We develop the network design, including frequency planning for our network equipment sites. We designed our network to allow us to use existing sites, which minimizes the construction of new towers and significantly reduces our need to obtain zoning approvals. We use two experienced vendors, WFI and Divine, to perform property acquisition, construction and installation of our sites.

Network Operations

   We maintain a state-of-the-art network operations center and, to ensure continuous monitoring and maintenance of our network, we have a disaster recovery plan. The effective operation of our network requires:

  . connection agreements and agreements to transmit signals from network equipment sites to call connection equipment with other communications providers;

  .  long distance connection;

  .  the implementation of roaming arrangements;

  .  the development of network monitoring systems; and

  .  the implementation of information technology systems.

 Connection

   Our network is connected to the public telephone network to facilitate the origination and termination of traffic between our network and both the local and long distance carriers. We have signed agreements with numerous carriers, including, among others:

  .  BellSouth in New Orleans and Memphis;

  .  SBC Communications in Little Rock;

  .  Bell Atlantic in New England; and

  .  Puerto Rico Telephone in Puerto Rico.

   These agreements are standard agreements entered into with all qualifying carriers on generally the same terms. Each party pays the other for the carrying or completion of calls on the other's network.

 Long Distance

   We have executed a wholesale long distance agreement with AT&T providing for preferred rates for long distance services. See "Certain Relationships and Related Transactions--AT&T Agreements."

 Roaming

   Through our arrangements with AT&T and via the use of advanced handsets, our customers have roaming capabilities on AT&T's wireless network and AT&T's customers have roaming capability on our wireless network. Further, we have the benefit of AT&T's roaming agreements with third party carriers at AT&T's preferred pricing. These agreements, together with AT&T's wireless network, cover approximately 98% of the U.S. population, including in-region roaming agreements covering all of our launched service areas. AT&T has recently experienced significant growth in roaming traffic in our markets as a result of the success of the AT&T Digital One Rate SM plan.

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

 Network Monitoring Systems

   Our network operations center provides around-the-clock monitoring and maintenance of our entire network. The network operations center is equipped with sophisticated electronics that constantly monitor the status of all network equipment sites and call connection equipment and record network traffic. The network operations center provides continuous monitoring of system quality for blocked or dropped calls, call clarity and evidence of tampering, cloning or fraud. We designed our network operations center to oversee the interface between customer usage, data collected by call connection equipment and our billing systems. Our network operations center is located in the Memphis site containing call connection equipment, and we also have back-up network operations center capabilities in our Arlington, Virginia data center.

 Information Technology

   We operate management information systems to handle customer care, billing, network management and financial and administrative services. The systems focus on three primary areas:

  . network management, including service activation, pre-pay systems, traffic and usage monitoring, trouble management and operational support systems;

  . customer care, including billing systems and customer service and support systems; and

  . business systems, including financial, purchasing, human resources and other administrative systems.

   We have incorporated sophisticated network management and operations support systems to facilitate network fault detection, correction and management, performance and usage monitoring and security. System capabilities have been developed to allow over-the-air activation of handsets and implement fraud protection measures. We maintain stringent controls for both voluntary and involuntary deactivations. Subscriber disconnections initiated by us are minimized by:

  . preactivation screening to identify any prior fraudulent or bad debt activity;

  .  credit review; and

  . call pattern profiling to identify where activation and termination policy adjustments are needed.

   We entered into a long-term software license, development and implementation agreement with LHS Communications Systems and CAP Gemini America to support our established billing system, and we have engaged a variety of industry leaders such as Lucent and Lightbridge to provide activation, fraud management and support systems.

Technology

 TDMA Digital Technology

   We have chosen digital TDMA technology for our network. TDMA technology allows for:

  . the use of advanced handsets which allow for roaming across the PCS and cellular portion of the airwaves, including both analog and digital technologies;

  . enhanced services and features, such as short-messaging, extended battery life, added call security and improved voice quality; and

  . network equipment sites that are small and that improve network coverage with low incremental investment.

   TDMA technology is the digital technology choice of two of the largest wireless communications companies in the United States, AT&T and SBC Communications. This technology served an estimated 19 million subscribers worldwide and nine million subscribers in North America as of December 31, 1998, according to the Universal Wireless Communications Consortium, an association of TDMA providers and manufacturers. We believe that the increased volume of TDMA has increased the probability that this technology will remain an industry standard. TDMA equipment is available from leading telecommunication vendors such as Lucent, Ericsson and Northern Telecom, Inc.

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

 Future Technology Development

   Our advanced TDMA technology provides us the ability to offer new services, including information services, wireless service applications inside buildings, two-way text messaging, voice-activated dialing, audio e-mail retrieval and web browsing. In addition, TDMA technology provides us with a strong foundation for the introduction of high-speed wireless data.

   The mobile data market is projected to grow at 30% annually over the next seven years, leading to a vast array of new services. Today, we participate in the data market through our short message service, one-way paging broadcasts, and Internet e-mails sent to our mobile phones. These applications are provided through the signaling capabilities of TDMA. We expect to introduce a suite of information services, including news, sports, stock quotes and weather, in January 2000. Our next series of offerings are scheduled for the second quarter of 2000, using two-way short message service and handsets capable of accessing the Internet.

   Our planned evolution to higher speed data applications, including video conferencing, is through the implementation of enhanced data rates for global evolution, which is expected to be available in 2001. With our TDMA architecture, we expect to be able to support faster transmission speeds with limited software and hardware upgrades. We are working with AT&T to plan for an evolution to these third generation services in 2002, and with Lucent to understand the implications on our network development.

Competition

   We believe subscribers choose a wireless communications service provider principally based upon network coverage, pricing, quality of service and customer care.

   We compete directly with at least two cellular providers and other PCS providers in each of our markets and against enhanced special mobile radio operations in some of our markets. We compete with at least one analog, one CDMA and one GSM operator in each of our markets other than Puerto Rico and New Orleans where there is no GSM system currently in operation. Most of the existing cellular providers in our markets have an infrastructure in place and have been operational for a number of years, with some of these competitors having greater financial and technical resources than we do. These cellular operators may upgrade their networks to provide services comparable to those offered by us. We also compete with other PCS license holders in each of our markets:

  . in New Orleans, we compete primarily against Radiofone and BellSouth for cellular services, Sprint PCS and PrimeCo Personal Communications for PCS, and Nextel for enhanced special mobile radio;

  . in Memphis, we compete primarily against GTE and BellSouth for cellular services, Powertel and Sprint PCS for PCS and Nextel for enhanced special mobile radio;

  .  in Little Rock, we compete primarily against ALLTEL and SBC
     Communications for cellular services and Sprint PCS for PCS;

  . in New England, we compete primarily against SBC Communications and Bell Atlantic for cellular services and Sprint PCS, Omnipoint Technologies for PCS and Nextel for enhanced special mobile radio;

  . in Puerto Rico, we compete primarily against Puerto Rico Telephone Company and Cellular One for cellular services and Centennial Cellular and NewCom Wireless Services, Inc. for PCS.

   We also compete with resellers of wireless communications services in each of our markets. Resellers purchase large volumes of services on a wireless operator's network, usually at a discount, and resell the services to end users under the reseller's own brand name. While the network operator receives some revenue from the sale of services to the reseller, the operator is competing with its own customer for sales to the end users. The principal resellers in our markets include MCI in New England and Motorola in Puerto Rico. We have agreed to resell services to AT&T in each of our markets should AT&T desire to do so. We have not yet entered into any such arrangements with AT&T or any other party. The FCC informally limits the amount of our minutes AT&T can resell in our market to less than a majority of the minutes they sell in our market. If we allow AT&T to resell more than a majority of our minutes, the FCC may question our compliance with FCC license requirements.

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

   As the most recent entrant into the market for wireless communications services, we do not believe that we have obtained a significant share of the market in any of our areas of operation. As a recent entrant, we face significant competition from operators who have already established strong market positions and have signed up many customers. Most of the existing cellular operators have developed systems that have larger local and regional coverage than we currently have or anticipate developing. We seek to compete by offering a competitive product with attractive pricing plans and through our extensive access to roaming, including in-region roaming, which gives us an effective coverage area competitive with that of our principal competitors. We have developed our pricing plans to be competitive and to emphasize the advantages of our offerings. We have and may continue to discount our pricing in order to obtain customers or in response to downward pricing in the market for wireless communications services.

   We do not believe that we are at a significant competitive disadvantage to competitors that can market wireless communications services together with other services, such as traditional telephone service, cable television access or Internet access. We may face such disadvantages in the future as a result of modified offerings by our competitors or changes in consumer expectations if such bundled offerings become common. If we were to become disadvantaged, we would be forced to respond by modifying our pricing or seeking to offer competitive bundled services. We may not be able to do so on profitable terms.

   Our ability to compete successfully will depend, in part, upon our ability to anticipate and respond to various competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, demographic trends, economic conditions and competitors' discount pricing strategies, all of which could adversely affect our operating margins. We expect that once deployed, our extensive digital network will provide cost-effective means to react appropriately to any price competition. Additionally, we believe we have invested in network and information technology which provides us scaleable cost effective capabilities to combat competition.

Government Regulation

   We are subject to substantial regulation by the FCC, state public utility commissions and, in some cases, local authorities. Our principal operations are classified as commercial mobile radio service by the FCC, subject to regulation under Title II of the Communications Act of 1934, as amended by the Telecommunications Act of 1996, as a common carrier and subject to regulation under Title III of the Communications Act as a radio licensee. The states are preempted from regulating our entry into and rates for commercial mobile radio service offerings, but remain free to regulate other terms and conditions of our commercial mobile radio service services and to regulate other intrastate offerings by us. Congress and the states regularly enact legislation, and the FCC, state commissions and local authorities regularly conduct rulemaking and adjudicatory proceedings that could have a material adverse effect on us and other similarly situated carriers. In addition, our nature as a regulated entity may adversely affect our ability to engage in, or rapidly complete, transactions and may require us to expend additional resources in due diligence and filings related to FCC and other requirements, as compared to unregulated entities.

 FCC Common Carrier Regulation Under Title II

   Under Title II of the Communications Act, among other things, we are:

  .  required to offer service upon reasonable request;

  . prohibited from imposing unjust or unreasonable rates, terms or conditions of service;

  .  proscribed from unjustly or unreasonably discriminating among customers;

  . required to reserve communications capacity for law enforcement surveillance operations and to make technical network changes to facilitate this surveillance;

  . required to make our services and products accessible to, and usable by, Americans with disabilities, if readily achievable; and

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

  . required to comply with limitations on our use of customer proprietary network information.

   Under the Telecommunications Act, we are entitled to benefits when negotiating interconnection arrangements with other communications carriers, such as resale rights, our customers being able to keep their old numbers when switching to us and compensation equal to that of the carriers, but we are subject to those same requirements when other carriers seek to interconnect with our network. The FCC is still in the process of implementing some of these benefits. While the rates of common carriers are subject to the FCC's jurisdiction, the FCC forbears from requiring commercial mobile radio service carriers to file tariffs for their services. Common carriers, including commercial mobile radio service providers, are also prohibited under the Communications Act from unreasonably restricting the resale of their services and are required to offer unrestricted resale. There can be no assurance that the FCC will not choose to regulate common carriers more comprehensively to promote competition under the Telecommunications Act, which could have an adverse effect on our operations.

 FCC Radio License Regulation Under Title III

   Among other things, Title III of the Communications Act:

  . does not permit licenses to be granted or held by entities that have been subject to the denial of federal benefits;

  . requires us to seek prior approval from the FCC to transfer control of us or to assign our radio authorizations, including subdividing our radio airwaves or partitioning geographic license areas, except in very limited circumstances; and

  .  limits foreign ownership in radio licensees, including PCS providers.

   While we believe that we comply with Title III, any future violation of these limitations could result in license revocation, forfeiture or the forced restructuring of our ownership to comply with the rules, any of which could have a material adverse effect on us. The Title III restrictions could also materially adversely affect our ability to attract additional equity financing.

 FCC Commercial Mobile Radio Service Regulation

   The FCC rules and policies impose substantial regulations on commercial mobile radio service providers. Among other regulations, commercial mobile radio service providers such as us:

  .  incur costs as a result of required contributions to federal programs;

  . are prohibited from acquiring or holding an attributable interest in PCS, cellular or special mobile radio licenses with more than 45MHz of airwaves in the same metropolitan area, and more than 55 MHz in rural markets;

  . are required to provide manual roaming service to enable a customer of one provider to obtain service while roaming in another carrier's service area;

  . are required to route emergency calls to public safety centers and provide the public safety centers with information regarding the originating number and the location of the caller; and

  . will be required to allow subscribers to retain their telephone numbers when changing service providers after March 31, 2000, in some circumstances.

   While we believe we comply with these regulations, any violation of the commercial mobile radio service regulations could result in a revocation or forfeiture of our licenses that would have a material adverse effect on us. In addition, there can be no assurance that the FCC will not choose to regulate commercial mobile radio service providers more comprehensively, which could have an adverse effect on our operations.

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

 FCC Personal Communications Services Regulation

   We are subject to service-specific regulations under the FCC's rules. Among other things, these regulations provide that PCS licensees, such as us, are granted licenses for a 10-year term, subject to renewal. Under these policies, we will be granted a renewal expectancy that would preclude the FCC from considering competing applications if we have:

  . provided "substantial" performance, that is "sound, favorable and substantially above a level of mediocre service just minimally justifying renewal;" and

  . substantially complied with FCC rules and policies and the Communications Act.

   While we intend to structure our operations to secure a renewal expectancy, there can be no assurance that a renewal expectancy will be granted and, if the renewal expectancy is not granted, that our licenses will be renewed. Our failure to obtain renewal of our licenses would have a material adverse effect on our operations.

   These regulations also govern the transmission characteristics of PCS handsets and network equipment sites and other technical requirements. PCS licensees are required to comply with limits intended to ensure that these operations do not interfere with radio services in other markets or in other portions of the airwaves and to ensure emissions from mobile transmitters do not cause adverse health effects. We are also subject to minimum construction requirements that will require us to deploy facilities with service coverage of a particular amount of the population of our licensed area within specified time periods. While we believe we comply with all PCS regulations in effect, any violation of the PCS regulations could result in a revocation or forfeiture that would have a material adverse effect on us. In addition, there can be no assurance that the FCC will not choose to regulate PCS licensees more comprehensively, which could have an adverse effect on our operations.

 Relocation of Fixed Microwave Licensees

   Because PCS carriers use airwaves occupied by existing microwave licensees, the FCC has adopted special regulations governing the relocation of incumbent systems and cost-sharing among licensees that pay to relocate microwave incumbents. Relocation usually requires a PCS operator to compensate an incumbent for the costs of system modifications and new equipment required to move the incumbent to new portions of the airwaves, including possible premium costs for early relocation to alternate portions of the airwaves. The transition plan allows most microwave users to operate in the PCS portion of the airwaves for a one-year voluntary negotiation period and an additional one-year mandatory negotiation period following the issuance of the PCS license. These periods are longer for public safety entities. We have entered into all necessary agreements for microwave relocation. Relocated licensees may exercise their rights to move back to their original sites in the event the new sites are inadequate. Any delay in the relocation of microwave users to other portions of the airwaves also may affect adversely our ability to operate our network. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 FCC and Federal Aviation Administration Facilities Regulation

   Because we acquire and operate antenna sites for use in our network, we are subject to FCC and Federal Aviation Administration regulations governing registration of towers, the marking and lighting of structures and regulations governing compliance with the National Environmental Policy Act of 1969, which requires carriers to assess the impact of their operations on the environment, including the health effects of radio airwave radiation on humans.

 FCC Designated Entity and Small Business Regulation

   Each of TeleCorp Holding, TeleCorp LMDS and Viper Wireless was the winning bidder of licenses in the auction of PCS licenses. Viper Wireless also acquired six licenses in the recent designated entity PCS reauction.

With respect to those licenses granted by the FCC, and additional designated entity licenses acquired and to be acquired through auctions and later transactions, we:

  (1) believe we qualify as a very small business and as an entrepreneurs, and

  (2) intend to diligently pursue and maintain our qualification as a very small business and as an entrepreneur in a manner intended to ensure compliance with the applicable FCC rules.

   We rely on representations of our investors to determine our compliance with the FCC's rules applicable to PCS licenses. There can be no assurance, however, that our investors or we will continue to satisfy these requirements during the term of any PCS license granted to TeleCorp Holding or TeleCorp PCS, LLC, our wholly owned subsidiary, or that we will be able successfully to implement divestiture or other mechanisms included in our corporate charter that are designed to ensure compliance with FCC rules. Any non-compliance with the FCC very small business and entrepreneur rules could subject us to penalties, including a fine, revocation of our PCS licenses, acceleration of installment payment obligations or retroactive loss of bidding credits.

   Entrepreneurs. In order to hold some of our PCS licenses, the qualifying entity, an entrepreneur, and its affiliates must have had less than $125 million in average gross revenues in the last two years and less than $500 million in total assets at the time it filed its application to acquire the licenses. In calculating revenues and assets for these purposes, the FCC includes the gross revenues and total assets of our affiliates, those entities that hold attributable interests in us and the affiliates of the entities. However, the revenues and assets of affiliates are not attributable to the licensee if the licensee maintains an organizational structure that satisfies entrepreneur requirements. For at least five years after the initial licensing of a these licenses, a licensee must continue to meet the control group requirements to continue to qualify for the installment payment program and must continue to meet the very small business requirements to continue to qualify for the bidding credits received in the auction, although normal business growth as a result of holding the licenses will not disqualify a licensee.

   Very Small Business. We are also structured under the FCC's rules to qualify as a very small business. A very small business is an entity that, together with its affiliates and entities that hold interests in the applicant and their affiliates, has average annual gross revenues of not more than $15 million for the previous three calendar years. As a result of our classification as a very small business, we were eligible for both a 25% bidding credit and for a preferential installment payment program. In the more recent reauction, Viper Wireless qualified as a very small business, eligible for the same bidding credit, but the FCC has ceased to provide installment payment financing.

   Control Group Requirements. To avoid attribution of the revenues and assets of some of our investors, we are required to maintain a conforming control group and to limit the amount of equity held by these entities on a fully-diluted basis. These requirements mandate that the control group, among other things, have and maintain both actual and legal control of the licensee. Under these control group requirements:

  . an established group of investors meeting the financial qualifications must own at least three-fifths of the control group's equity, or 15% of the licensee's overall equity, on a fully-diluted basis and at least 50.1% of the voting power, in the licensee entity; and

  . additional members of the control group must hold, on a fully-diluted basis, the remaining 10% equity interest in the licensee entity.

   Additional members may be non-controlling institutional investors, including most venture capital firms. A licensee must have met the requirements at the time it filed its application to acquire these licenses and must continue to meet the requirements for five years following the date that a license is granted, although normal business growth is permitted. Beginning the fourth year of the license term, the FCC rules:

  . eliminate the requirement that additional members hold the 10% equity interest; and

  . allow the qualifying investors to reduce the minimum required equity interest from 15% to 10%.

   If the FCC were to determine that we did not comply with the regulations, we would be required to attribute the revenues of additional stockholders, which would likely cause the loss of our status both as an entrepreneur and a very small business. Loss of this status would have a materially adverse effect on us.

   FCC Transfer Restrictions. During the first five years of their license terms, some PCS licensees may only transfer or assign their license, in whole or in part, to other qualified entrepreneurs. The acquiring entities would take over the license, or any portion of the license, subject to separately established installment payment obligations. After five years, licenses are transferable to entrepreneurs and non-entrepreneurs alike, subject to unjust enrichment penalties. If transfer occurs during years six through ten of the initial license term to a company that does not qualify for the same level of auction preferences as the transferor, the sale would be subject to immediate payment of the outstanding balance of the government installment payment debt and payment of any unjust enrichment assessments as a condition of transfer. The FCC has also initiated transfer disclosure regulations that require licensees who transfer control of or assign a PCS license within the first three years to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the applicant would receive in return for the transfer or assignment of its license. If the FCC determines that a transferor or assignor is being unjustly enriched by a proposed sale or transfer of a license, it may condition its approval of the transaction on payment of money to the U.S. Treasury, accelerate installment payments or require repayment of bidding credits.

 State and Local Regulation

   The FCC permits the states to:

  . regulate terms and conditions of our commercial mobile radio service services other than rates and entry and may regulate all aspects of our intrastate toll services;

  . regulate the intrastate portion of services offered by local telephone carriers, and therefore the rates we must pay to acquire critical facilities from other common carriers;

  .  administer numbering resources, subject to federal oversight; and

  . have other responsibilities that impact the nature and profitability of our operations, including the ability to specify cost-recovery mechanisms for network modifications to support emergency public safety services.

   States and localities also regulate construction of new antenna site facilities and are responsible for zoning and developmental regulations that can materially impact our timely acquisition of sites critical to our radio network. The states and localities regularly conduct legislative, rulemaking and adjudicatory proceedings on matters within their jurisdiction that could have a material adverse effect on us and other similarly situated carriers. States may petition the FCC to expand their jurisdiction over commercial mobile radio service rates and entry. There can be no assurance that a state in which we operate will not attempt to engage in more comprehensive regulation of our operations, which could increase the costs of providing service and materially affect our ability to operate in that state.

 Emission and Hands-Free Regulation

   Media reports have suggested that some radio airwave emissions from wireless handsets may be linked to health concerns, including the incidence of cancer. Data gathered in studies performed by manufacturers of wireless communications equipment dispute these media reports. Further, a major industry trade association and governmental agencies have stated publicly that the use of wireless handsets does not pose any undue health risks. Nevertheless, concerns regarding radio airwave emissions could have the effect of discouraging the use of wireless handsets, which would decrease demand for our services.

   The FCC adopted rules specifying the methods to be used in evaluating radio airwave emissions from radio equipment, including wireless handsets. The hand-held digital telephones that we offer to our customers comply with the standards adopted under the new rules. These handsets may not comply with any rules adopted by the FCC in the future. The failure of these handsets to remain in compliance with applicable FCC rules and standards would decrease demand for our services.

   Recent studies have shown that hand-held digital telephones interfere with medical devices, including hearing aids and pacemakers. The University of Oklahoma Center for the Study of Wireless Electromagnetic Compatibility, together with industry trade associations and other interested parties, are currently studying the extent of, and possible solutions to, this interference. If these studies demonstrate significant interference or create public concern about interference, the results of these studies could decrease demand for our services.

   Measures that would:

  . require hands free use of cellular phones while operating motor vehicles;

  .  ban cellular phone use while driving;

  .  limit the length of calls while driving; or

  . require people to pull to the side of the road to use cellular phones while driving,

have been proposed or are being considered in 12 state legislatures. In addition, some gas stations have banned the use of mobile phones on their premises. We cannot predict the success of the proposed laws concerning car phone use or the effect on the use of cellular phones as a result of the publicity surrounding or passage of these laws. In addition, more restrictive measures or measures aimed at wireless services companies as opposed to users may be proposed or passed in state legislatures in the future. The passage or proliferation of this legislation could decrease demand for our services.

Intellectual Property

   The AT&T and globe design logo is a service mark registered with the U.S. Patent and Trademark Office. AT&T owns the service mark. We use the AT&T and globe design logo, on a royalty free basis, with equal emphasis on our SunCom brand and logo, solely within our licensed area in connection with marketing, offering and providing licensed services to end-users and resellers of our services. Our license agreement with AT&T grants us the right and license to use licensed marks on permitted mobile phones. This license agreement contains numerous restrictions with respect to the use and modification of licensed marks. See "Certain Relationships and Related Transactions--AT&T Agreements."

   We, Triton PCS and Tritel Communications have adopted a common brand, SunCom, that is co-branded with equal emphasis with the AT&T brand name and logo. Each of the SunCom companies owns one-third of Affiliate License Co., which owns the SunCom name. We and the other SunCom companies license the SunCom name from Affiliate License Co. We use the brand to market, offer and provide services to end-users and resellers of our PCS. See "--Marketing Strategy," "Certain Relationships and Related Transactions--Other Related Party Transactions."

Employees

   As of September 30, 1999, we employed approximately 793 people. None of our employees currently are represented by a union. We believe that our relations with our employees are good.

Properties

   We lease space for our call connection equipment in New Orleans, Boston and Puerto Rico and for our network operations center, our call connection equipment, our customer care and our data center in Memphis. Further, we have operating leases primarily related to our headquarters, regional offices, retail store locations, distribution outlets, office space and network equipment sites.

Legal Proceedings

   We are not a party to any lawsuit or proceeding which is likely, in the opinion of management, to have a material adverse effect on our financial position, results of operations and cash flows. We are a party to routine filings and customary regulatory proceedings with the FCC relating to our operations.

                                  MANAGEMENT

   The table below sets forth our directors and executive officers and their ages as of September 30, 1999.

Name                     Age Position
- ----                     --- --------
Gerald T. Vento.........  52 Chief Executive Officer and Chairman
Thomas H. Sullivan......  37 Executive Vice President, Chief Financial Officer and Director
Julie A. Dobson.........  43 Vice President and Chief Operating Officer
Scott Anderson..........  41 Director
Rohit M. Desai..........  60 Director
Michael R. Hannon.......  39 Director
Gary Fuqua..............  48 Director
James M. Hoak...........  55 Director
Mary Hawkins-Key........  48 Director
William Kussell.........  40 Director
William Laverack, Jr....  42 Director
Joseph O' Donnell.......  57 Director
Michael Schwartz........  35 Director
James F. Wade...........  43 Director

   Mr. Wade, Mr. Laverack, Mr. Fuqua and Mr. O'Donnell have agreed to resign as directors upon completion of the offering.

   The table below sets forth our five regional general managers and their ages as of September 30, 1999:

Name                     Age Position
- ----                     --- --------
Raul Burgos.............  35 Vice President/General Manager, Puerto Rico
Steven Chandler.........  46 Vice President/General Manager, South Central Region
Andrew Hearn............  36 Vice President/General Manager, New Orleans
Mitchell Johnson........  37 Vice President/General Manager, New England
Randall Johnson.........  39 Vice President/General Manager, Little Rock

Executive Officers and Directors

   Gerald T. Vento is our co-founder and the co-founder of our predecessor company and has been Chief Executive Officer and a director since the inception. He has been Chairman of our board since June 1999. From December 1993 to March 1995, Mr. Vento was Vice Chairman and Chief Executive Officer of Sprint Spectrum/American PCS, L.P. Under Mr. Vento's leadership, that partnership developed the first PCS network in the United States. From April 1995 to March 1998, Mr. Vento was Chairman of Entel Technologies, Inc., a wireless site acquisition and construction management company. From April 1996 to October 1996, Mr. Vento also served as the Chief Executive Officer of National Fiber Networks, Inc. Mr. Vento also served as managing partner in a joint venture with the Washington Post Company to build and operate the company's systems in the United Kingdom prior to its sale in 1993 to TCI/US West Communications. Mr. Vento has spent over twenty years in cable, telephone and wireless businesses. Mr. Vento was the founder and Managing General Partner for several communications companies, which he developed from inception, including wireless and cable television properties throughout the United States and Puerto Rico.

   Thomas H. Sullivan is our co-founder and the co-founder of our predecessor company and has been Executive Vice President and one of our directors since our inception, and Chief Financial Officer since March 1999. Mr. Sullivan served as President of TeleCorp Holding from 1996 to 1998 and has served as a senior executive and founder of several wireless and wireline companies for the past five years. From 1992 to 1999, Mr. Sullivan was a partner of and counsel to McDermott, Will & Emery, where he served as co-head of its telecommunications practice and co-chairman of its Boston corporate department. In 11 years at McDermott, Will & Emery, he counseled several of the country's largest cellular and PCS operators including Sprint Spectrum/American PCS, L.P., Aerial Communications, NorthCoast Communications and Bell Atlantic Mobile.

   Julie A. Dobson has served as our Chief Operating Officer since July 1998. Prior to joining us, Ms. Dobson was President of Bell Atlantic Mobile Systems New York/New Jersey Metro Region. She was responsible for sales, marketing, customer service and the continued expansion of that company's wireless communications network in the region. She also oversaw more than 1,500 employees and an extensive retail store network in 22 counties in New York and northern and central New Jersey. Ms. Dobson had been with Bell Atlantic since 1980, when she began her career as an account executive in sales at Bell Atlantic-Pennsylvania, and served in a variety of positions in sales, marketing and operations over two decades.

   Scott Anderson has served as one of our directors since July 1998. Since 1997, Mr. Anderson has served as Principal in Cedar Grove Partners, an investment and consulting/advisory partnership, and since 1998 as Principal in Cedar Grove Investments, a small "angel" capital investment fund. Mr. Anderson was an independent board member of PriCellular Corp from March 1997 through June 1998. He is a board member and advisory board member of Tegic, a wireless technology licensing company, a board member of Tritel Communications, a board member of Triton PCS and a board member of Xypoint, a private emergency safety service company. He was employed by McCaw Cellular Communications and AT&T from 1986 until 1997, where he last served as Senior Vice President of the Acquisitions and Development group.

   Rohit M. Desai has served as one of our directors since July 1998. He has been the Chairman, President and Chief Investment Officer of Desai Capital Management Incorporated, an equity investment firm with approximately $1 billion under management, since 1984. Desai Capital Management is the investment advisor to Equity-Linked Investors II and Private Equity Investors III, L.P., of which Mr. Desai is the managing general partner. Mr. Desai currently sits on the board of The Rouse Company, Sunglass Hut International, Finlay Fine Jewelry Holdings and Independence Community Bankcorp.

   Michael R. Hannon has been one of our directors since July 1998. Mr. Hannon has been a General Partner of Chase Capital Partners, a subsidiary of Chase Manhattan Corporation, since January 1988. Mr. Hannon is currently a director of Formus Communications, Entertainment Communications and Financial Equity Partners.

   Gary Fuqua has served as one of our directors since July 1998. Mr. Fuqua is the President and Chief Executive Officer of Utility Engineering, an architecture and engineering firm, since August 1999. From July 1998 to July 1999, Mr. Fuqua managed corporate development activities at Entergy and oversaw Entergy's non-regulated domestic retail businesses, including District Energy, Entergy Security and Entergy's various telecommunications businesses. Before he joined Entergy, Mr. Fuqua served as a Vice President with Enron Ventures Corporation in London from January 1998 to July 1998. He also founded and managed his own company prior to joining Enron in 1988. Mr. Fuqua is also a member of the board of Tritel Communications.

   James M. Hoak, Jr., has served as one of our directors since July 1998. Mr. Hoak has served as Chairman and a Principal of Hoak Capital Corporation, a private equity investment firm, since September 1991. He has also served as Chairman of HBW Holdings, an investment bank, since July 1996. He served as Chairman of Heritage Media Corporation, a broadcasting and marketing services firm, from its inception in August 1987 to its sale in August 1997. From February 1991 to January 1995, he served as Chairman and Chief Executive Officer of Crown Media, a cable television company. From 1971 to 1987, he served as President and Chief Executive Officer of Heritage Communications, a diversified communications company, and as its Chairman and Chief Executive Officer from August 1987 to December 1990. He is also a director of PanAmSat Corporation, Pier 1 Imports and Texas Industries.

   Mary Hawkins-Key has served as one of our directors since March 1999. She has been Senior Vice President of Partnership Operations for AT&T Wireless since July 1998. Ms. Hawkins-Key joined AT&T's Messaging Division in April 1995, and subsequently became Chief Operating Officer for the 1100 employee division until its sale in late 1998. Ms. Hawkins-Key is on the board of Triton PCS and is a partner committee member for CMT Partners, the partnership which owns the Bay Area Cellular Telephone.

   William Kussell has served as one of our directors since July 1998. Mr. Kussell has served as President of Dunkin' Donuts marketing office since 1994, as well as Retail Concept Officer for Allied Domecq Retailing USA since 1997. He was Vice President of worldwide marketing for Reebok from November 1991 to March 1994.

   William Laverack, Jr. has served as one of our directors since July 1998. He has been a General Partner of J. H. Whitney & Co., an investment firm focused on private equity and mezzanine capital investments, since May 1993. Prior to May 1993, he was with Gleacher & Co., Morgan Stanley and J.P. Morgan. He is currently a director of Steel Dynamics, and several private companies.

   Joseph O'Donnell has served as one of our directors since July 1998. He is the former Chairman and Chief Executive Officer of two major advertising agencies: J. Walter Thompson Company Worldwide and Campbell-Mithum-Esty Advertising. Since leaving the advertising business in 1991, Mr. O'Donnell has founded several marketing and communication related businesses, principally Osgood, O'Donnell & Walsh LLC, a communications consulting company serving companies such as Equitable Insurance, Chase Manhattan Bank, PricewaterhouseCoopers LLP, Ford and Teligent.

   Michael Schwartz has served as one of our directors since November 1998. Mr. Schwartz joined AT&T in September of 1996. He is currently a Vice President in AT&T's Acquisitions and Development group. From September 1996 through September 1998, Mr. Schwartz was Vice President and Chief Counsel of AT&T's Messaging Division. Prior to joining AT&T, Mr. Schwartz was in private law practice in the Seattle office of Graham & James.

   James F. Wade has served as one of our directors since July 1998. He is currently the Managing Partner of M/C Venture Partners, a $250 million private equity fund and has been a General Partner in a series of predecessor funds since 1987. M/C Venture Partners invests solely in the telecommunications and information technology sectors.

Regional General Managers

   Raul Burgos joined us in May 1999 as the Vice President/General Manager of the Puerto Rico Region. Prior to joining us, Mr. Burgos served as General Manager/VP of Operations for Nextel International in Sao Paulo, Brazil from May 1998 to April 1999. Mr. Burgos also served as Director of Marketing and New Business Development for Nextel Communications in Orlando, Florida from October 1996 to May 1998. From August 1995 to September 1996, Mr. Burgos was a Marketing Analyst with Motorola Network Ventures and from March 1993 to August 1995, he was a Senior Marketing Analyst with Cellular One.

   Steven Chandler joined us in October 1997 as the Vice President/General Manager of the Southcentral Region. Prior to joining us, Mr. Chandler was the General Manager of Bell South Mobility PCS in Greenville, South Carolina from January 1996 to October 1997. Mr. Chandler also worked in Memphis, Tennessee and Louisville, Kentucky as General Manager for Bell South Mobility from 1988 through 1995.

   Andrew Hearn joined us in December 1998 as the Vice President/General Manager for the New Orleans Region. Prior to joining us, Mr. Hearn was the Vice President/General Manager for ALLTEL Communications in South Carolina from September 1996 to December 1998. Mr. Hearn also served as Retail Operations Manager for ALLTEL Communications in Charlotte, North Carolina from October 1994 to September 1996.

   Mitchell Johnson joined us in June 1999 as the Vice President/General Manager of the New England Region. Prior to joining us, Mr. Johnson was Vice President/General Manager for ALLTEL Communications throughout the Las Vegas, Nevada Region from August 1998 to June 1999. Mr. Johnson also served as Vice President/General Manager for the Western Arkansas and Eastern Oklahoma market from October 1996 to October 1998. From April 1994 to October 1996, Mr. Johnson was the Regional Customer Service Manager with ALLTEL Communications.

   Randall Johnson joined us in November 1997 as the Vice President/General Manager of the Little Rock Region. Prior to joining us, Mr. Johnson was Vice President/General Manager for ALLTEL Communications in Little Rock from April 1997 to October 1997. Mr. Johnson also served as Director of Marketing for ALLTEL Communications Cellular Operations throughout the Southeastern US from January 1995 to March 1997. From September 1989 to January 1995, Mr. Johnson served as Vice President/General manager with ALLTEL Communications for the Missouri Region.

Selection of Directors

   Upon completion of this offering, our board will consist of nine directors. Our directors are elected to serve until they resign or are removed or are otherwise disqualified to serve or until their successors are elected and qualified. Our directors are elected at the annual meeting of stockholders.

   The stockholders' agreement provides that any action of our board be approved by the affirmative vote of a majority of our entire board, except in circumstances where voting by particular classes of directors is required. Upon completion of this offering, the parties to the stockholders' agreement have agreed to vote all of the shares of class A voting common stock and voting preference stock to cause the election of the following nine individuals to our board:

  . Mr. Vento and Mr. Sullivan so long as each remains an officer and the management agreement with TeleCorp Management remains in effect;

  . two individuals selected by holders of a majority in interest of the common stock beneficially owned by our initial investors other than AT&T;

  . two additional individuals selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to the holders of a majority in interest of the common stock beneficially owned by our initial investors other than AT&T on the one hand, and AT&T Wireless on the other hand;

  . one individual nominated by AT&T Wireless in its capacity as the holder of series A preferred stock so long as AT&T has the right to nominate one director in accordance with our restated certificate of incorporation;

  . one individual selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to AT&T Wireless; and

  . one individual selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to the holders of a majority in interest of the class A voting common stock beneficially owned by our initial investors other than AT&T.

   The stockholders agreement provides that when FCC ownership restrictions no longer apply to us, our board will have seven members and the right of Mr. Vento and Mr. Sullivan to appoint the individuals set forth in the last two items above will expire.

   Effective upon completion of the offering, the board of directors will be divided into three classes, as nearly equal in number as possible. Each director will serve a three-year term, and one class will be elected at each year's annual meeting of stockholders. Messrs. Vento, Sullivan and Kussell will be in the class of directors whose term will expire at our 2000 annual meeting of stockholders. Ms. Hawkins-Key and Messrs. Hannon and Desai will be in the class of directors whose term will expire at our 2001 annual meeting of stockholders. Messrs. Anderson, Hoak and Schwartz will be in the class of directors whose term will expire at our 2002 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose terms expire at the meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Compensation of Directors

   Representatives of our initial investors who serve on our board or any committee of our board, do not receive cash compensation for their service on our board. Other non-management members of our board or its committees receive a quarterly stipend of $1,875, $1,000 for attending each board or committee meeting and $500 for participating in each teleconference. The directors are also eligible to receive stock options. All members of our board or any committee of our board, including our management members, will be reimbursed for out-of-pocket expenses in connection with attendance at meetings.

Committees of the Board of Directors

   Our bylaws provide that our board may establish committees to exercise powers delegated by our board. Under that authority, our board has established an audit committee and a compensation committee.

   Upon completion of the offering, the audit committee will be comprised of Mr. Hoak, Mr. Kussell and Mr. Schwartz.

   Upon completion of the offering, the compensation committee will be comprised of Mr. Anderson, Mr. Desai, Mr. Hannon and Mr. Schwartz.

Executive Compensation

   The following table contains information about the cash and other compensation that we paid in the 1998 fiscal year to Mr. Vento, our Chief Executive Officer, and the four other most highly paid executive officers. In addition to salary, our employees are eligible for annual cash bonuses. These bonuses are generally earned in the year prior to which they are paid based upon achievement of corporate and individual performance objectives; however some bonuses are specified in employment agreements. The bonuses earned in 1997 were paid in 1998 and are not included in this table. The bonuses in the table were earned in 1998 and were paid in 1999. Other annual compensation consists of amounts reimbursed for relocation expenses and any taxes that we paid on behalf of the executive for the reimbursement.

                           Summary Compensation Table

                                                                  Long-Term
                                                                 Compensation
                               Annual Compensation                  Awards
                         ----------------------------------  --------------------
                                               Other Annual
Name and Principal                             Compensation  Restricted Stock
Position                 Salary($)    Bonus($)     ($)          Awards($)
- ------------------       ---------    -------- ------------  ----------------
Gerald T. Vento......... $213,461(a)  $157,500   $ 4,664(b)       $   0
 Chief Executive Officer
  and Chairman
Thomas H. Sullivan......  206,931(c)   125,000   106,637(d)           0
 Executive Vice
 President and Chief
 Financial Officer
Julie A. Dobson.........  114,423(e)   155,000    66,134(f)       4,746(g)
 Vice President and
  Chief Operating
  Officer
Robert Dowski(h)........  181,196(i)   101,251     5,005(j)       2,170(k)
 Chief Financial Officer
Steven Chandler.........  118,808(l)    45,000   114,109(m)         776(n)
 General Manager

- --------
(a) This amount consists of $111,538 that TeleCorp Management paid to Mr. Vento out of amounts we paid to TeleCorp Management under the management agreement and $101,923 that TeleCorp Holding paid to Mr. Vento.
(b) Represents an amount paid on behalf of Mr. Vento into our 401(k) plan.

(c) This amount consists of $92,947 that TeleCorp Management paid to Mr. Sullivan out of amounts we paid to TeleCorp Management under the management agreement and $113,984 that TeleCorp Holding paid to Mr. Sullivan.
(d) This amount consists of $103,637 in relocation expenses that TeleCorp Management paid to Mr. Sullivan out of amounts that we paid to TeleCorp Management under the management agreement and $3,000 that we paid on behalf of Mr. Sullivan in our 401(k) plan.
(e) This amount consists of $114,423 that TeleCorp Communications paid to Ms. Dobson.
(f) This amount consists of $66,134 in relocation expenses that TeleCorp Communications paid to Ms. Dobson.
(g) Consists of 2,287 shares of series E preferred stock, valued at $1.00 per share, and 1,068,971 shares of class A common stock, valued at $.003 per share, issued under our restricted stock grant plan on July 17, 1998.
(h) Mr. Dowski ceased to be employed with us as of March 8, 1999, except for transition support.
(i) This amount consists of $72,692 that TeleCorp Holding paid to Mr. Dowski and $108,504 that TeleCorp Communications paid to Mr. Dowski.
(j) Represents an amount paid on behalf of Mr. Dowski into our 401(k) plan.
(k) Consists of 714 shares of series E preferred stock, valued at $1.00 per share, and 449,877 shares of class A common stock, valued at $.003 per share, issued under our restricted stock grant plan on July 17, 1998. On March 8, 1999, we repurchased 577 of Mr. Dowski's shares of series E preferred stock and 406,786 of Mr. Dowski's shares of class A common stock for a total of approximately $19, which is not reflected in the table.
(l) This amount consists of $54,519 that TeleCorp Holding paid to Mr. Chandler and $64,288 that TeleCorp Communications paid to Mr. Chandler.
(m) This amount consists of $111,995 in relocation expenses that TeleCorp Communications paid to Mr. Chandler and $2,114 that we paid on behalf of Mr. Chandler into our 401(k) plan.
(n) Consists of 255 shares of series E preferred stock, valued at $1.00 per share, and 160,965 shares of class A common stock, valued at $.003 per share, issued under our restricted stock grant plan on July 17, 1998.

1998 Restricted Stock Plan

   In July 1998 we established the TeleCorp PCS, Inc. 1998 Restricted Stock Plan to award key employees shares of our series E preferred stock and class A common stock. Each award is subject to a five- or six-year vesting schedule that depends on the employee's date of hire, with unvested shares being redeemed by us for $.003 per share upon termination of employment. The shares granted are subject to the same transfer restrictions and repurchase rights as our shares held by AT&T and our other initial investors. See "Description of Capital Stock." As of September 30, 1999, 6,687 shares of series E preferred stock and 3,799,832 shares of class A common stock are outstanding under this plan. We repurchased an additional 1,155 shares of series E preferred stock and 813,712 shares of class A common stock from our stockholders, which we had granted under this plan, and we have regranted some of these repurchased shares under this plan.

1999 Stock Option Plan

   On July 22, 1999, we implemented the 1999 Stock Option Plan to award employees and members of our board options to acquire shares of our class A common stock. Our board has the discretion to determine the terms of any options granted under this plan. We have reserved 1,814,321 shares of our class A common stock for issuance under this plan. On July 22, 1999, our board approved the grant of options to virtually all our employees and three of our directors to purchase 552,505 shares of class A common stock under our plan at an exercise price of $.0065 per share, the estimated fair value of the class A common stock on the date of grant. We effected these grants on August 31, 1999. These options vest ratably over a three to four year period. Upon the closing of the offering, the option holders will be able to exercise any vested options.

Management Agreement

   Under a management agreement dated July 17, 1998, as amended, TeleCorp Management, under our oversight, review and ultimate control and approval, assists us with:

  . administrative services, such as accounting, payment of all bills and collection;

  .  operational services, such as engineering, maintenance and construction;

  .  marketing services, such as sales, advertising and promotion;

  . regulatory services, such as tax compliance, FCC applications and regulatory filings; and

  . general business services, such as supervising employees, budgeting and negotiating contracts.

   Mr. Vento and Mr. Sullivan own TeleCorp Management.

   TeleCorp Management has agreed to provide the services of Mr. Vento and Mr. Sullivan in connection with the performance of TeleCorp Management's obligations under the management agreement. Mr. Vento and Mr. Sullivan have agreed to devote their entire business time and attention to providing these services, provided that they may devote reasonable periods of time to other enumerated activities.

   We reimburse TeleCorp Management for all out of pocket expenses it incurs for the retention of third parties on our behalf. We pay TeleCorp Management fees of $550,000 per year, payable in monthly installments. TeleCorp Management is also entitled to a potential annual bonus based upon the achievement of objectives established by the compensation committee of our board for a particular calendar year. In 1998, we paid bonuses totaling approximately $285,000 to TeleCorp Management.

   The management agreement has a five-year term. We may terminate the management agreement immediately in certain circumstances including:

  .  indictment of Mr. Vento or Mr. Sullivan for a felony;

  .  a material breach which remains uncured after 30 days written notice;

  . the failure of TeleCorp Management to provide to us the services of Mr. Vento and Mr. Sullivan;

  . an event of default on any of our credit agreements for borrowings of $25.0 million or more; or

  .  acceleration of any of our indebtedness over $25.0 million.

   TeleCorp Management may terminate the agreement voluntarily upon 30 days written notice to us. TeleCorp Management may also terminate the agreement immediately if:

  . Mr. Vento and Mr. Sullivan are removed as directors or are demoted or removed from their respective offices or there is a material diminishment of Mr. Vento's and Mr. Sullivan's responsibilities, duties or status, which diminishment is not rescinded within 30 days after the date of receipt by our board from Mr. Vento and Mr. Sullivan of their respective written notice referring to the management agreement and describing the diminishment; or

  . we relocate our principal offices without TeleCorp Management's consent to a location more than 50 miles from our principal offices in Arlington, Virginia.

   If TeleCorp Management terminates the agreement for the two preceeding reasons or if we terminate the agreement because of a breach by TeleCorp Management or we fail to comply with any of our credit agreements for borrowed money in the amount of $25.0 million or more, TeleCorp Management will be entitled to their management fee and annual bonus. Their annual bonus will be determined as follows:

  . if the date of termination is on or prior to June 30 or any applicable calendar year, the annual bonus will be equal to a pro rata portion of the annual bonus in respect of that year, as determined based upon our achievement of the objectives for that year;

  . if the date of termination is after June 30 of any applicable calendar year, the annual bonus will be equal to the annual bonus payable in respect of that year, as determined based upon our achievement of the objectives for that year, in either instance payable upon the later to occur of 30 days after certification of our financial statements for that year and the last day of the month after which a new management service provider is retained by us, and conditioned upon TeleCorp Management having nominated a successor person or persons, who are acceptable to our board, and:

  . who would not cause a significant and detrimental effect on our eligibility to hold our PCS licenses and to realize the benefits, if any, that we derive from TeleCorp Management's status as a very small business; and

  . to whom our voting preference common stock and class C common stock will be transferred by Mr. Vento and Mr. Sullivan.

   The management agreement protects us if TeleCorp Management does not nominate an acceptable person or persons to provide management services to us.

   The shares of class A common stock and series E preferred stock that Mr. Vento and Mr. Sullivan received under the securities purchase agreement vest in accordance with the following schedule, which is contained in the management agreement:

       Vesting Date                                            Percent of Shares
       ------------                                            -----------------
       July 17, 1998..........................................         20%
       July 17, 2000..........................................         15%
       July 17, 2001..........................................         15%
       July 17, 2002..........................................         15%
       July 17, 2003..........................................         15%

   The remaining shares vest according to the completion of different steps in our minimum construction plan.

   We are obligated to repurchase from Mr. Vento and Mr. Sullivan, and they are required to sell to us, following the termination of the management agreement for any reason, the amount of our class A common stock, up to 5,764,704 shares, and our series E preferred stock, up to 18,219 shares, that have not yet vested.

   During the term of the management agreement, and under limited circumstances for a period following termination, TeleCorp Management, Mr. Vento and Mr. Sullivan are prohibited from assisting or becoming associated with any person or entity, other than as a holder of up to 5% of the outstanding voting shares of any publicly traded company, that is actively engaged in the business of providing mobile wireless communications services in our territory, and from employing any person who was employed by us unless that person was not employed by us for a period of at least six months.

Employee Agreement

   On July 17, 1998, we entered into an employee agreement with Ms. Dobson, under which she serves as our Chief Operating Officer at a base annual salary of $250,000. Ms. Dobson is eligible under the employee agreement, at our board's discretion, to receive a potential annual bonus based upon the achievement of objectives established by the compensation committee of our board.

   Ms. Dobson's employee agreement provides that she is an employee-at-will. We will reimburse the reasonable expenses that she incurs while performing her services under her employee agreement and she may participate in our employee benefit plans available to employees of comparable status and position.

   If Ms. Dobson should die, we will pay any amounts that we owe her under her employee agreement accrued prior to her death to her estate, heirs and beneficiaries. All family medical benefits under the employee agreement for the benefit of Ms. Dobson will continue for six months after death. Termination for cause is:

  . engaging in misconduct which has caused demonstrable and serious injury, financial or otherwise, to us or our reputation;

  . being convicted of a felony or misdemeanor as evidenced by a judgment, order or decree of a court of competent jurisdiction;

  . failing to comply with our board's directions, or neglecting or refusing to perform the executive's duties or responsibilities, unless changed significantly without the executive's consent; or

  .  violating the employee agreement or restricted stock grant plan.

   If we terminate Ms. Dobson for cause, or she voluntarily quits, we will pay her any amounts that we owe her accrued prior to the cessation of employment. If we terminate her other than for cause, we will pay Ms. Dobson an amount equal to her then annual base salary, at normal payroll intervals, as well as continue to cover her under our employee benefit plans for 12 months.

   Under her employee agreement, Ms. Dobson is subject to confidentiality provisions, and has agreed, for one year after cessation of employment with us, to non-competition and non-solicitation provisions and to limit public statements concerning us.

Separation Agreement

   On March 8, 1999, we entered into a separation agreement with Mr. Dowski, under which we agreed to pay Mr. Dowski:

  .  $17,500 per month for 12 months;

  .  a lump sum of $105,000, representing a 1998 bonus;

  .  a lump sum equal to earned but unpaid or unused vacation;

  . $4,300 as reimbursement for relocation expenses, including taxes payable by Mr. Dowski on the sum; and

  .  a lump sum equal to outstanding travel and expense reimbursement.

   We also agreed to continue covering Mr. Dowski under our employee benefit plans for 12 months.

   In addition, we repurchased 577 shares of Mr. Dowski's series E preferred stock and 406,786 of Mr. Dowski's shares of class A common stock for an aggregate amount of approximately $19 in accordance with his share grant agreement concerning such restricted stock.

   The separation agreement contained mutual releases by Mr. Dowski and us of each other. In addition, in the separation agreement, Mr. Dowski confirmed his confidentiality agreements with us, and his one-year non-competition, non-solicitation and limitation on public speaking agreements.

         PRINCIPAL STOCKHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

   The following table describes, as of September 30, 1999, the number of shares of each class of our voting stock beneficially owned by:

    .  each of our directors;

    .  executive officers named in the summary compensation table above,

    . each person known by us to beneficially own more than 5% of the outstanding shares of any class of our voting capital stock at such date, and

    .  all of our current directors and executive officers, as a group.

Except as otherwise indicated, the address for each director and executive officer is c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201.

   The following table shows the beneficial ownership of our class A common stock on the assumption that FCC restrictions on the conversion of some classes of our capital stock into class A common stock no longer apply to us and any required stockholder approvals have been obtained.

   Under the terms of our restated certificate of incorporation that will become effective upon completion of this offering, until the occurrence of defined events, and subject to specific rights granted to holders of other classes of our capital stock, Mr. Vento and Mr. Sullivan, as the holders of voting preference common stock, possess 50.1% of the voting power of all shares of our capital stock, and the holders of class A common stock possess 49.9% of the voting power of all shares of our capital stock. If, under circumstances described under "Description of Capital Stock," we receive FCC approval for the class A common stock and voting preference common stock to vote as a single class, the class A common stock and the voting preference common stock will vote as a single class on all matters and be granted one vote per outstanding share. Holders of some of our other classes of capital stock have been granted voting rights regarding matters specifically affecting those classes. Finally, so long as AT&T continues to own not less than two-thirds of the shares of series A preferred stock it owned on July 17, 1998, it will have the right to nominate one member of our board.

                                                 Percentage of
                                                    Class A
                                  Class A        Common Stock    Percentage of
                                   Common        Beneficially    Total Voting
                                   Stock           Owned(a)          Power
                                 ----------    ----------------- Beneficially
                                 Number of      Before   After    Owned After
Stockholder                        Shares      Offering Offering  Offering(b)
- -----------                      ----------    -------- -------- -------------
Chase Capital Partners.......... 15,370,014(c)   20.7%    18.8%       7.8%
Equity-Linked Investors-II...... 14,591,225(d)   19.7     17.8        7.4
Hoak Communications Partners,
 L.P............................ 10,943,188(e)   14.8     13.4        5.6
Whitney Equity Partners, L.P....  9,119,127(f)   12.3     11.1        4.6
Media/Communications Partners...  5,861,555(g)    7.9      7.2        3.0
AT&T Wireless PCS, LLC.......... 15,838,417(h)   17.8     16.4        8.0
TWR Cellular, Inc............... 15,838,417(h)   17.8     16.4        8.0
Gerald T. Vento.................  5,094,396(i)    6.9      6.2       52.7
Thomas H. Sullivan..............  3,298,393(j)    4.5      4.0       51.8
Michael R. Hannon............... 15,370,014(k)   20.7     18.8        7.8
Rohit M. Desai.................. 14,591,225(l)   19.7     17.8        7.4
James M. Hoak................... 10,943,188(m)   14.6     13.4        5.6
William Laverack, Jr............  9,119,127(n)   12.3     11.2        4.6
Gary Fuqua......................        --        --       --         --
James F. Wade...................  5,861,555(o)    7.9      7.2        3.0
Scott Anderson..................    511,155(p)      *      *           *
William Kussell.................      7,725(q)      *      *           *
Joseph O'Donnell................      7,725(r)      *      *           *
Michael Schwartz................ 15,838,417(h)   17.8     16.4        8.0
Mary Hawkins-Key................ 15,838,417(h)   17.8     16.4        8.0
Julie A. Dobson.................  1,601,278       2.2      2.0         *
Robert Dowski...................     43,090         *      *           *
Steven Chandler.................    177,187(s)      *      *           *
All directors and executive
 officers, as a group,
 14 persons..................... 81,237,341(t)   90.4     83.2       91.4

- --------
*  Less than one percent.

(a) Pursuant to SEC rules, percentages of beneficial ownership of the class A common stock are calculated assuming that shares of class A common stock issuable upon conversion of securities convertible into class A common stock are outstanding for purposes of each respective stockholder or group, but not outstanding for purposes of computing the percentage of any other person. Included in the calculation of beneficial ownership are shares of class A common stock issuable upon conversion of securities within 60 days of September 30, 1999 and conversion of our class C, class D and voting preference common stock upon lapse of FCC ownership restrictions.
(b) Mr. Vento and Mr. Sullivan each own 1,545 shares of class A voting preference stock. Together, the voting preference stock possesses 50.1% of the voting power of all shares of our capital stock. Mr. Vento and Mr. Sullivan are required to vote their shares of voting preference stock together on all matters. The total voting power assumes conversion of all of our outstanding series F preferred stock, class C and class D common stock and the issuance of 552,505 shares issuable under outstanding options, subject in some cases to vesting. Percentage of total voting power is calculated on a fully-diluted basis assuming in all cases for all persons exercise of outstanding options and conversion of series F preferred stock and class C and class D common stock into shares of class A common stock.
(c) Consists of 352,956 shares of class A common stock, 575 shares of class C common stock and 3,780 shares of class D common stock held by TeleCorp Investment Corp., LLC. and 14,785,692 shares of class A common stock, 27,489 shares of class C common stock and 199,522 shares of class D common stock held by Chase Capital Partners. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. These shares may also be deemed to be beneficially owned by Mr. Hannon, who disclaims beneficial ownership of all of these shares. The address of the stockholders is 380 Madison Avenue, 12th Floor, New York, New York 10017.
(d) Consists of 8,615,818 shares of class A common stock, 13,457 shares of class C common stock and 105,947 shares of class D common stock held by Private Equity Investors III, L.P. and 5,754,205 shares of class A common stock, 13,457 shares of class C common stock and 88,341 shares of class D common stock held by Equity-Linked Investors-II. The shares of class C and D common stock under some circumstances are convertible into shares of class
   A common stock on a one for one basis. These shares may also be deemed to be beneficially owned by Mr. Desai. Mr. Desai disclaims beneficial ownership of all these shares. The address of these stockholders is 540 Madison Avenue, 36th Floor, New York, New York 10022.
(e) Consists of 903,331 shares of class A common stock, 1,691 shares of class
    C common stock and 12,212 shares of class D common stock held by HCP Capital Fund, L.P. and 9,873,950 shares of class A common stock, 18,494 shares of class C common stock and 133,510 shares of class D common stock held by Hoak Communications Partners, L.P. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. These shares may also be deemed to be beneficially owned by Mr. Hoak. The address of the stockholders is One Galleria Tower, 13355 Noel Road, Suite 1050, Dallas, Texas 75240.
(f) Consists of 6,138,683 shares of class A common stock, 11,498 shares of class C common stock and 83,004 shares of class D common stock held by J.
    H. Whitney III, L.P.; 147,922 shares of class A common stock, 279 shares of class C common stock and 2,003 shares of class D common stock held by Whitney Strategic Partners III, L.P.; and 2,694,260 shares of class A common stock, 5,046 shares of class C common stock and 36,432 shares of class D common stock held by Whitney Equity Partners, L.P. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. These shares may also be deemed to be beneficially owned by Mr. Laverack. The address of the stockholders is 177 Broad Street, 15th Floor, Stamford, Connecticut 06901.
(g) Consists of 5,513,726 shares of class A common stock, 10,241 shares of class C common stock and 73,604 shares of class D common stock held by Media/Communications Partners III Limited Partnership and 259,793 shares of class A common stock, 427 shares of class C common stock and 3,764 shares of Class D common stock held by Media/Communications Investors Limited Partnership. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. These shares may also be deemed to be beneficially owned by Mr. Wade. The address of the stockholders is 75 State Street, Suite 2500, Boston, Massachusetts 02109.

(h) Consists of 904,737 shares of class A common stock, 20,902 shares of class D common stock and 9,339,511 shares of series F preferred stock held by AT&T Wireless PCS, LLC and 5,573,267 shares of series F preferred stock held by TWR Cellular. The shares of series F preferred stock and class D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. These shares may also be deemed to be held by Mr. Schwartz, Ms. Hawkins-Key and various AT&T affiliates. Mr. Schwartz and Ms. Hawkins-Key disclaim beneficial ownership of all of these shares. The address of the stockholders is c/o AT&T Wireless PCS, LLC 7277 164th Avenue, N.E., Redmond, Washington 98052.
(i) Consists of 492,064 shares of class A common stock and 11,366 shares of class D common stock held by TeleCorp Investment Corp. II, L.L.C. and 4,482,385 shares of class A common stock, 105,444 shares of class C common stock and 3,137 shares of class D common stock held by Mr. Vento. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. Mr. Vento serves as a manager and is a stockholder of this entity.
(j) Consists of 492,064 shares of class A common stock and 11,366 shares of class D common stock held by TeleCorp Investment Corp. II, L.L.C. and 2,728,891 shares of class A common stock, 65,373 shares of class C common stock and 699 shares of class D common stock held by Mr. Sullivan. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. Mr. Sullivan serves as a manager and is a stockholder of this entity.
(k) Consists of 352,956 shares of class A common stock, 575 shares of class C common stock and 3,780 shares of class D common stock held by TeleCorp Investment Corp., LLC. and 14,785,692 shares of class A common stock, 27,489 shares of class C common stock and 199,522 shares of class D common stock held by Chase Capital Partners. Mr. Hannon serves as Vice President of CB Capital Investors, L.P. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. Mr. Hannon disclaims beneficial ownership of all of these shares.

   The address of the stockholder is c/o CB Capital Investors, L.P., 380 Madison Avenue, 12th Floor, New York, New York 10017.
(l) Consists of 8,615,818 shares of class A common stock, 13,457 shares of class C common stock and 105,947 shares of class D common stock held by Private Equity Investors III, L.P. and 5,754,205 shares of class A common stock, 13,457 shares of class C common stock and 88,341 shares of class D common stock held by Equity-Linked Investors-II. Mr. Desai serves as managing general partner of each of these stockholders. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. Mr. Desai disclaims beneficial ownership of all of these shares. The address of this stockholder is 540 Madison Avenue, 36th Floor, New York, New York 10022.
(m) Consists of 903,331 shares of class A common stock, 1,691 shares of class C common stock and 12,212 shares of class D common stock held by HCP Capital Fund, L.P. and 9,873,950 shares of class A common stock, 18,494 shares of class C common stock and 133,510 shares of class D common stock held by Hoak Communications Partners, L.P. Mr. Hoak serves as Principal and Chairman of the manager of these stockholders, shareholder of the manager and General Partner of Hoak Communications Partners, L.P. and limited partner and shareholder of the General Partner of HCP Capital Fund, L.P. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. The address of these stockholders is c/o Hoak Communications Partners, L.P., One Galleria Tower, 13355 Noel Road, Suite 1050, Dallas, Texas 75240.
(n) Consists of 6,138,683 shares of class A common stock, 11,498 shares of class C common stock and 83,004 shares of class D common stock held by J.H. Whitney III, L.P., 147,922 shares of class A common stock, 279 shares of class C common stock and 2,003 shares of Class D common stock held by Whitney Strategic Partners III, L.P.; and 2,694,260 shares of class A common stock, 5,046 shares of class C common stock and 36,432 shares of class D common stock held by Whitney Equity Partners, L.P. Mr. Laverack serves as Managing Member of J.H. Whitney Equity Partners, L.L.C., which is a General Partner in Whitney Equity Partners, L.P., Managing Member of J.H. Whitney Equity Partners III, L.L.C., which is a General Partner in J.H. Whitney III, L.P., and Whitney Strategic Partners III, L.P. The class C and class D shares, under some circumstances, are convertible into shares of class A common stock on a one for one basis. The address of these stockholders is c/o Whitney Equity Partners, L.P., 177 Broad Street, 15th Floor, Stamford, Connecticut 06901.
(o) Consists of 5,513,726 shares of class A common stock, 10,241 shares of class C common stock and 73,604 shares of class D common stock held by Media/Communications Partners III Limited Partnership and 259,793 shares of class A common stock, 427 shares of class C common stock and 3,764 shares of class D common stock held by Media/Communications Investors Limited Partnership. Mr. Wade serves as President of M/C Investor General Partner-J, Inc., which is a General Partner in Media Communications Investors Limited Partnerships and Manager of M/C III, L.L.C., which is a General Partner in Media Communications Partners III Limited Partnership. The shares of class C and D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis. The address of these stockholders is c/o Media/Communications Partners, 75 State Street, Suite 2500, Boston, Massachusetts 02109.
(p) Consists of 492,064 shares of class A common stock and 11,366 shares of class D common stock owned by TeleCorp Investment Corp. II, L.L.C., of which Cedar Grove Partners, LLC owns 4.49%, and vested options to purchase 7,725 shares of class A common stock held by Mr. Anderson. Mr. Anderson is a principal of Cedar Grove Partners, LLC. The shares of class D common stock under some circumstances are convertible into shares of class A common stock on a one for one basis.
(q) Consists of vested options to purchase 7,725 shares of class A common stock held by Mr. Kussell.
(r) Consists of vested options to purchase 7,725 shares of class A common stock held by Mr. O'Donnell.
(s) Includes vested options to purchase 773 shares of class A common stock held by Mr. Chandler.
(t) Consists of shares held by members of management and our initial investors that may be deemed to be beneficially owned by members of our board. These members of our board disclaim beneficial ownership. Does not include shares held by Mr. Dowski, whom we no longer employ. Does not include options that have been approved but not granted under our 1999 Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AT&T Agreements

   On January 23, 1998, we and AT&T announced the formation of a venture under which we are financing, constructing and operating a wireless communications network using the AT&T and SunCom brand names and logos together, giving equal emphasis to both. AT&T contributed licenses to us in exchange for an equity interest in us. The venture provides the basis for an alliance between us and AT&T to provide wireless communications services in particular markets. These agreements are unique and were heavily negotiated by the parties. The parties entered into these agreements as a whole, and, taken as a whole, we believe that the terms of these agreements were no more favorable to any of the parties than could have been obtained from third parties negotiated at arms' length. AT&T, as a result of these agreements, owns shares of our capital stock. The terms of the venture and the alliance are described in a number of agreements, summaries of which are set forth below. These summaries are qualified by reference to the agreements, which are exhibits to the registration statement that we filed with the SEC, including this prospectus.

 Securities Purchase Agreement

   Under a securities purchase agreement, dated as of January 23, 1998, as amended, among our initial investors, the former stockholders of TeleCorp Holding, Mr. Vento and Mr. Sullivan and us, we received PCS licenses from AT&T Wireless and TWR Cellular, Inc. in exchange for shares of our series A preferred stock, series D preferred stock and series F preferred stock and $21.0 million in cash. Our initial investors include AT&T Wireless, TWR Cellular, Chase Capital Partners, Desai Associates, Hoak Capital Corporation,
J. H. Whitney & Co., M/C Partners, One Liberty Fund III, L.P., Toronto Dominion Investments, Inc. and Northwood Capital Partners. Under the securities purchase agreement, the initial investors other than AT&T agreed to contribute $128.0 million to us in exchange for shares of our series C preferred stock, class A common stock, class C common stock, and class D common stock. In addition, the securities purchase agreement provides that, upon the closing by us of an acquisition of PCS licenses covering populations of one million or more people, our initial investors other than AT&T will contribute an additional $5.0 million to us in exchange for additional shares of our series C preferred stock and class A common stock. This obligation was satisfied in connection with our purchase of the Digital PCS licenses. Approximately $39.0 million of the contributions to be made by our initial investors other than AT&T were made upon the closing of the transactions contemplated by the securities purchase agreement, which occurred on July 17, 1998, and the remainder of the contributions will be made over a three-year period. The obligations of such initial investors to make its remaining contributions are:

  . irrevocable and unconditional, and not subject to counterclaim, set-off, deduction or defense, or to abatement, suspension, deferment, diminution or reduction for any reason whatsoever; and

  . secured by a pledge of the shares of our capital stock issued to each such initial investor under the securities purchase agreement.

   See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   Under the securities purchase agreement, Mr. Vento and Mr. Sullivan exchanged their shares of stock in TeleCorp Holding for shares of our series E preferred stock, class A common stock, class C common stock and class D common stock. Mr. Vento and Mr. Sullivan also each received 1,545 shares of our voting preference stock in exchange for shares of stock we previously issued to them. The other former stockholders of TeleCorp Holding exchanged their shares of stock in TeleCorp Holding for shares of our series C preferred stock, class A common stock, class C common stock and class D common stock. The table below indicates each of the parties to the securities purchase agreement, their contribution and the consideration received:

        Stockholder                     Contribution                    Consideration Received

  . AT&T Wireless PCS, LLC  . PCS licenses covering some of the   . 30,650 shares of our series A
                             basic trading areas or other areas    preferred stock
                             within the St. Louis major trading   . 15,741 shares of our series D
                             area, the Louisville-Lexington-       preferred stock
                             Evansville major trading area, and   . 4,735,410 shares of our series F
                             the Boston-Providence major           preferred stock
                             trading area
- ----------------------------------------------------------------------------------------------------
  . TWR Cellular, Inc.      . PCS licenses covering the Little    . 36,073 shares of our series A
                             Rock, Arkansas major trading area     preferred stock
                             and covering some of the basic       . 18,526 shares of our series D
                             trading areas or other areas within   preferred stock
                             the Memphis-Jackson major            . 5,573,267 shares of our series F
                             trading area                          preferred stock
- ----------------------------------------------------------------------------------------------------
  . Chase Capital Partners  . $27,782,016                         . 28,942 shares of our series C
                            . 363 class A shares of TeleCorp       preferred stock
                             Holding                              . 8,500,982 shares of our class A
                            . 2,296 class C shares of TeleCorp     common stock
                             Holding                              . 27,489 shares of our class C
                            . 58 series A preferred shares of      common stock
                             TeleCorp Holding                     . 180,459 shares of our class D
                                                                   common stock
- ----------------------------------------------------------------------------------------------------
  . Desai Associates        . $27,782,016                         . 27,782 shares of our series C
                                                                   preferred stock
                                                                  . 8,148,027 shares of our class A
                                                                   common stock
                                                                  . 26,914 shares of our class C
                                                                   common stock
                                                                  . 176,680 shares of our class D
                                                                   common stock
- ----------------------------------------------------------------------------------------------------
  . Hoak Capital            . $20,836,512                         . 20,837 shares of our series C
    Corporation
                                                                   preferred stock
                                                                  . 6,111,022 shares of our class A
                                                                   common stock
                                                                  . 20,184 shares of our class C
                                                                   common stock
                                                                  . 132,512 shares of our class D
                                                                   common stock
- ----------------------------------------------------------------------------------------------------
  . J.H. Whitney & Co.      . $17,363,760                         . 17,364 shares of our series C
                                                                   preferred stock
                                                                  . 5,092,518 shares of our class A
                                                                   common stock
                                                                  . 16,822 shares of our class C
                                                                   common stock
                                                                  . 110,427 shares of our class D
                                                                   common stock

           Stockholder                         Contribution                      Consideration Received
  . Entergy Technology Holding  . $13,891,008                              . 15,051 shares of our series C
   Company, who has since       . 1,974 class B shares of TeleCorp          preferred stock
   transferred all of our        Holding                                   . 4,426,969 shares of our class A
   capital
   stock it owned to others     . 685 class C shares of TeleCorp            common stock
   of our initial investors      Holding                                   . 106,151 shares of our class D
                                . 58 series A preferred shares of           common stock
                                 TeleCorp Holding
- -------------------------------------------------------------------------------------------------------------
  . M/C Partners and M/C        . $10,418,256                              . 11,578 shares of our series C
    Investors
                                . 363 class A shares of TeleCorp            preferred stock
                                 Holding                                   . 3,408,462 shares of our class A
                                . 2,296 class C shares of TeleCorp          common stock
                                 Holding                                   . 10,667 shares of our class C
                                . 58 series A preferred shares of           common stock
                                 TeleCorp Holding                          . 70,035 shares of our class D
                                                                            common stock
- -------------------------------------------------------------------------------------------------------------
  . One Liberty Fund III, L.P.  . $3,472,752                               . 5,004 shares of our series C
                                . 837 class A shares of TeleCorp            preferred stock
                                 Holding                                   . 1,431,461 shares of our class A
                                . 2,273 class C shares of TeleCorp          common stock
                                 Holding                                   . 4,039 shares of our class C
                                . 77 series A preferred shares of TeleCorp  common stock
                                 Holding                                   . 26,506 shares of our class D
                                                                            common stock
- -------------------------------------------------------------------------------------------------------------
  . Toronto Dominion            . $3,472,752                               . 3,473 shares of our series C
    Investments,
   Inc.                                                                     preferred stock
                                                                           .  1,018,504 shares of our class A
                                                                            common stock
                                                                           . 3,365 shares of our class C
                                                                            common stock
                                                                           . 22,084 shares of our class D
                                                                            common stock
- -------------------------------------------------------------------------------------------------------------
  . Northwood Capital Partners  .$2,430,928                                .3,591 shares of our series C
    and
   Northwood Ventures           .363 class A shares of TeleCorp             preferred stock
                                 Holding                                   .1,065,908 shares of our class A
                                .2,296 class C shares of TeleCorp           common stock
                                 Holding                                   .2,929 shares of our class C
                                .58 series A preferred shares of            common stock
                                 TeleCorp Holding                          .19,241 shares of our class D
                                                                            common stock
- -------------------------------------------------------------------------------------------------------------
  . Gilde Investment Fund B.V.  .8 class A shares of TeleCorp              .15 shares of our series C
                                 Holding                                    preferred stock
                                .23 class C shares of TeleCorp             .4,168 shares of our class A
                                 Holding                                    common stock
                                .1 series A preferred share of TeleCorp    .6 shares of our class C
                                 Holding                                    common stock
                                                                           .43 shares of our class D
                                                                            common stock
- -------------------------------------------------------------------------------------------------------------

           Stockholder                        Contribution                       Consideration Received
  . TeleCorp Investment Corp.,  .2,659 class C shares of TeleCorp         .352,956 shares of our class A
   L.L.C.                        Holding                                   common stock
                                .58 series A preferred shares of TeleCorp .575 shares of our class C
                                 Holding                                   common stock
                                                                          .3,780 shares of our class D
                                                                           common stock
                                                                          .1,160 shares of our series C
                                                                           preferred stock
- --------------------------------------------------------------------------------------------------------------
  . Gerald T. Vento             .$450,000                                 .1545 shares of our voting preferred
                                .1,788 class A shares of TeleCorp          common stock
                                 Holding                                  .450 shares of our series C
                                                                           preferred stock
                                                                          .8,729 shares of our series E
                                                                           preferred stock
                                                                          .3,462,725 shares of our class A
                                                                           common stock
                                                                          .105,443 shares of our class C
                                                                           common stock
                                                                          .2,861 shares of our class D
                                                                           common stock
- --------------------------------------------------------------------------------------------------------------
  . Thomas H. Sullivan          .$100,000                                 .1545 shares of our voting preferred
                                .1,112 class A shares of TeleCorp          common stock
                                 Holding                                  .100 shares of our series C
                                                                           preferred stock
                                                                          .5,426 shares of our series E
                                                                           preferred stock
                                                                          .2,099,927 shares of our class A
                                                                           common stock
                                                                          .65,372 shares of our class C
                                                                           common stock
                                                                          .637 shares of our class D
                                                                           common stock


   Our initial investors other than AT&T also committed in the securities purchase agreement to make additional irrevocable equity contributions in the aggregate amount of $5.0 million in return for the issuance of preferred and common stock in connection with the Digital PCS acquisition. In addition, upon the closing of the transactions contemplated by the securities purchase agreement, we also issued to other members of management shares of our series E preferred stock and class A common stock. Up to 35.71% of the class A common stock issued to members of management are under our restricted stock plan. Shares issued under the restricted stock plan are subject to forfeiture according to a schedule if employment of such stockholder with us is terminated within six years after the closing of the securities purchase agreement.

 Stockholders' Agreement

   General. The stockholders' agreement, as amended, among our initial investors, Messrs. Vento and Sullivan and us sets guidelines for our management and operations and restricts the sale, transfer or other disposition of our capital stock.

   Board of Directors. The stockholders' agreement provides that any action of our board be approved by the affirmative vote of a majority of our entire board, except in circumstances where voting by particular classes of directors is required. The stockholders' agreement also provides that, upon closing of this offering, our board will consist of nine directors.

   The parties to the stockholders' agreement have agreed to vote all of the shares of class A voting common stock and voting preference stock to cause the election of the following nine individuals to our board:

  . Mr. Vento and Mr. Sullivan so long as each remains an officer and the management agreement with TeleCorp Management remains in effect;

  . two individuals selected by holders of a majority in interest of the common stock beneficially owned by our initial investors other than AT&T;

  . two additional individuals selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to the holders of a majority in interest of the common stock beneficially owned by our initial investors other than AT&T on the one hand, and AT&T Wireless on the other hand;

  . one individual nominated by AT&T Wireless in its capacity as the holder of series A preferred stock so long as AT&T has the right to nominate one director in accordance with our restated certificate of incorporation;

  . one individual selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to AT&T Wireless; and

  . one individual selected by Mr. Vento and Mr. Sullivan, so long as they remain officers, who must be acceptable to the holders of a majority in interest of the class A voting common stock beneficially owned by our initial investors other than AT&T.

   The stockholders agreement provides that when FCC ownership restrictions no longer apply to us, our board will have seven members and the right of Mr. Vento and Mr. Sullivan to appoint the individuals set forth in the last two items above will expire.

   Exclusivity. The parties to the stockholders' agreement have agreed that, during the term of the stockholders' agreement, neither they nor any of their respective affiliates will provide or resell, or act as the agent for any person offering, within the areas covered by our licenses, wireless communications services initiated or terminated using TDMA and portions of the airwaves licensed by the FCC, except that AT&T and its affiliates may:

  . resell or act as agent for us in connection with mobile wireless communications services;

  . provide or resell wireless communications services only to or from specific locations, provided that any equipment sold in connection with the service must be capable of providing our wireless communications services; and

  . resell mobile wireless communications services from another person in any area where we have not placed a system into commercial service.

   Additionally, with respect to some markets identified in the intercarrier roamer services agreement with AT&T Wireless Services, each of us and AT&T Wireless has agreed to cause our respective affiliates in their home carrier capacities to:

  . program and direct the programming of customer equipment so that the other party, in its capacity as the serving carrier, is the preferred provider in these markets; and

  .  refrain from inducing any of its customers to change such programming.

   AT&T Wireless has retained some PCS licenses within the areas covered by our licenses for which we have a right of negotiation in the event of a proposed transfer.

   If we materially breach any of our obligations, AT&T Wireless may terminate its exclusivity obligations under the stockholders' agreement and may terminate our rights to the AT&T brand and logo under the license agreement if a default continues after the applicable cure periods lapse. These material breaches include:

  . AT&T Wireless and its affiliates decide to adopt a new technology standard other than TDMA in a majority of its markets, and we decline to adopt the new technology;

  . each portion of our network does not, within one year after being placed into service, meet or exceed technical standards that AT&T has developed regarding voice quality and performance of network and call completion equipment. Each portion of our network must, within one year after being placed into service, perform on a level, as measured by these standards manuals, that meets or exceeds the levels achieved by the average of all comparable wireless communications networks owned and operated by AT&T;

  . we fail to satisfy specific percentages that our entire network, measured as a single system, must meet, including as to percentage of calls completed, percentage of established calls that are dropped, percentages of calls that are not successfully transferred from one network equipment site to another as a handset moves, as well as technical standards regarding the functioning of network and call connection equipment; or

  . we fail to meet specified customer care, reception quality and network reliability standards.

   In all of our launched markets, we believe we currently meet all of the standards that we are required to satisfy by the first anniversary of each launch date.

   The exclusivity provisions in the stockholders' agreement do not apply to approximately 100,000 people that overlapped with the coverage area of licenses AT&T purchased from Vanguard Cellular in Strafford, New Hampshire. We have agreed with AT&T to exchange our licenses covering these people for licenses covering other people. These exchanged populations will be covered under the scope of our agreements with AT&T.

   Construction. The stockholders' agreement requires us to construct a PCS system in the areas covered by our licenses according to a minimum construction plan, which requires us to construct a system in areas covering:

  . 20% of the total 1995 population of the area covered by our licenses in the mainland United States by July 17, 1999, focusing on designated areas of Memphis and New Orleans;

  . 30% of the total 1995 population of the area covered by our licenses in Puerto Rico and the U.S. Virgin Islands by May 25, 2000, focusing on the core urban and suburban cities of the San Juan metropolitan area;

  . 40% of the total 1995 population of the area covered by our licenses in Puerto Rico and U.S. Virgin Islands by May 25, 2001, and also focusing on secondary cities throughout Puerto Rico;

  . 40% of the total 1995 population of the area covered by our licenses by July 17, 2000, and also focusing on designated areas of New England, Little Rock and Missouri and enhancing coverage in all markets;

  . 55% of the total 1995 population of the area covered by our licenses in the mainland United States by July 17, 2001 and also focusing on secondary cities and the important associated connecting highways;

  . 55% of the total 1995 population of the area covered by our licenses in Puerto Rico and the U.S. Virgin Islands by May 25, 2002, and continuing to expand the secondary cities of Puerto Rico and key cities to the U.S. Virgin Islands and the important associated connected highways;

  . 70% of the total 1995 population of the area covered by our licenses in the mainland United States by July 17, 2002, and continuing to expand the secondary cities and enhancing coverage of the core areas;

  . 70% of the total 1995 population of the area covered by our licenses in Puerto Rico and the U.S. Virgin Islands by May 25, 2003, and continuing to expand secondary cities and enhancing coverage and capacity of core areas;

  . 75% of the total 1995 population of the area covered by our licenses in the mainland United States by July 17, 2003, and also focusing on adding capacity sites and filling in the remaining suburban areas; and

  . 75% of the total 1995 population of the area covered by our licenses in Puerto Rico and the U.S. Virgin Islands by May 25, 2004, and also focusing on adding capacity sites and filling in the remaining suburban areas.

   In addition to the minimum construction plan, we are bound to do the following:

  . arrange for all necessary microwave relocation for our licenses and AT&T's retained licenses;

  . ensure compatibility of our systems with the majority of systems in Louisiana, Oklahoma, Minnesota, Illinois and Texas, excluding Houston;

  . satisfy the FCC construction requirements in the areas covered by our licenses and AT&T's retained licenses;

  . offer service features such as call forwarding, call waiting and voicemail with respect to our systems, causing our systems to comply with AT&T's network, audio and system performance quality standards; and

  . refrain from providing or reselling services other than long distance services that constitute mobile wireless communications services initiated or terminated using TDMA and portions of the airwaves licensed by the FCC or that are procured from AT&T.

   Disqualifying Transaction. If AT&T and an entity that:

  . derives annual revenues from communications businesses in excess of $5 billion;

  . derives less than one-third of its aggregate revenues from wireless communications; and

  . owns FCC licenses to offer, and does offer, mobile wireless communications services serving more than 25% of the residents, as determined by Equifax Marketing Decision Systems Inc., within the areas covered by our licenses merge, consolidate, acquire or dispose of assets to each other, or otherwise combine, then AT&T, upon written notice to us, may terminate its exclusivity obligations where the territory covered by our licenses overlaps with commercial mobile radio service licenses of the business combination partner. Upon such termination, we have the right to cause AT&T, TWR Cellular, or any transferee that acquired any shares of series A preferred stock, series D preferred stock or series F preferred stock owned by AT&T Wireless on July 17, 1998, and any shares of our common stock into which any of these shares are converted, to exchange their shares into shares of series B preferred stock. If we decide to convert their shares into shares of series B preferred stock AT&T may terminate its exclusivity obligations in all of our markets.

   Once so converted, we may redeem the shares of series B preferred stock at any time in accordance with our restated certificate of incorporation. Currently, only Sprint, SBC Communications, Bell Atlantic and BellSouth satisfy the criteria for a business combination partner.

   Under some circumstances, if AT&T proposes to sell, transfer or assign to any person that is not an affiliate of AT&T Wireless, any PCS system owned and operated by AT&T Wireless and its affiliates in any of the St. Louis, Missouri, Louisville, Kentucky, or Boston, Massachusetts basic trading areas, then AT&T must provide us with the opportunity to offer our network for sale jointly with AT&T for a 90-day period.

   Acquisition of Licenses. The stockholders' agreement provides that we may acquire any cellular license that our board has determined is a demonstrably superior alternative to constructing a PCS system within the corresponding areas covered by our licenses, if:

  . a majority of the population covered by the license is within the areas covered by our licenses;

  . AT&T Wireless and its affiliates do not own commercial mobile radio service licenses in the area covered by the license; and

  . our ownership of the license will not cause AT&T Wireless or any affiliate to be in breach of any law or contract.

   Vendor Discounts; Roaming Agreements. AT&T Wireless has agreed in the stockholders' agreement that, if we so request, and if such request shall not result in any adverse impact to AT&T Wireless PCS, it will use all commercially reasonable efforts:

  . to assist us in obtaining discounts from any AT&T Wireless vendor with whom we are negotiating for the purchase of any infrastructure equipment or billing services; and

  . to enable us to become a party to the roaming agreements between AT&T Wireless and its affiliates and operators of other cellular and PCS systems.

   Resale Agreements. We, upon the request of AT&T Wireless, will enter into resale agreements relating to the areas covered by our licenses under which AT&T may resell our services. The rates, terms and conditions of service that we provide are to be at least as favorable, and to the extent permitted by applicable law, more favorable, to AT&T Wireless, taken as a whole, as the rates, terms and conditions that we provide to other customers.

   Subsidiaries. The stockholders' agreement provides that all of our subsidiaries must be direct or indirect wholly owned subsidiaries. The stockholders' agreement also provides that, without the prior written consent of, or right of first offer to, AT&T Wireless, we and our subsidiaries may not:

  . sell or dispose of a substantial portion of our assets or the assets of any of our subsidiaries; or

  . liquidate, merge or consolidate until we meet minimum construction requirements.

   Restrictions on Transfer. The stockholders' agreement restricts the sale, transfer or other disposition of our capital stock, such as by giving rights of first offer, drag along and tag along rights and providing demand and piggyback registration rights.

   If one of our stockholders who is a party to the stockholders' agreement desires to transfer any or all of its shares of preferred or common stock, other than voting preference stock and class C common stock, the selling stockholder must first give written notice to us and:

  . if the selling stockholder is one of our initial investors other than AT&T or any other stockholder who is a party to the stockholders' agreement, to AT&T Wireless; and

  . if the selling stockholder is AT&T Wireless or TWR Cellular, to every other initial investor.

   The stockholders who receive notice from the selling stockholders may acquire all, but not less than all, of the shares offered to be sold at the price offered by the selling stockholder. If none of the stockholders opt to purchase the shares of the selling stockholder, the selling stockholder can sell its shares to any other person on the same terms and conditions as originally offered to the stockholders. The right of first offer does not apply to our repurchase of any shares of our class A voting common stock or class E preferred stock from one of our employees in connection with the termination of the employee's employment with us.

   A stockholder subject to the stockholders' agreement may not transfer 25% or more of any of the following shares of our capital stock, whether alone or with other stockholders or whether in one transaction or a series of transactions:

  .  series A preferred stock;

  .  series C preferred stock;

  .  series D preferred stock;

  .  series E preferred stock;

  .  series F preferred stock;

  .  voting preference stock;

  .  class A voting common stock;

  .  class B non-voting common stock;

  .  class C common stock; or

  .  class D common stock,

unless the proposed transfer includes an offer to our initial investors and Mr. Vento and Mr. Sullivan to join in the transfer. Class C common stock and class D common stock will count as one class of stock for purposes of the 25% test. If a selling stockholder receives an offer from a bona fide purchaser to transfer a selling stockholder's shares, the selling stockholder must follow procedures included in the stockholders' agreement to include the other stockholders in the proposed transfer.

   In addition to the foregoing restrictions, the initial investors have agreed not to transfer any shares of their common stock until July 17, 2001 except to affiliates, and Mr. Vento and Mr. Sullivan have agreed not to transfer any shares of common stock prior to July 17, 2003, subject to limited exceptions, including that 25% of their common stock may be transferred after July 17, 2001. In addition, some of our stockholders, including our initial investors, Mr. Vento and Mr. Sullivan, are subject to restrictions imposed by the underwriters prohibiting them from transferring any shares of their capital stock for 180 days.

   Our stockholders who are subject to the stockholders' agreement also have demand and piggyback registration rights. In some circumstances, stockholders may demand that we register some or all of their securities with the SEC under the Securities Act. See "Shares Eligible for Resale." Also, if we propose to register any shares of our class A voting common stock or securities convertible into or exchangeable for class A voting common stock with the SEC under the Securities Act, we must notify all stockholders of our intention to do so, and our stockholders may include in our registration their shares of class A voting stock or securities convertible into or exchangeable for class A voting common stock.

   Amendments. In addition to the approval of our senior lenders, the terms of the stockholders' agreement may be amended only if agreed to in writing by us and the beneficial holders of a majority of the class A common stock party to the stockholders' agreement, including AT&T Wireless, 66 2/3% of the class A common stock beneficially owned by our initial investors other than AT&T, and 66 2/3% of the class A common stock beneficially owned by Mr. Vento and Mr. Sullivan.

   Termination. The stockholders' agreement will terminate upon the earliest to occur of:

  .  the receipt of the written consent of each party;

  .  July 17, 2009; and

  . under specified circumstances, the date on which a single stockholder beneficially owns all of the outstanding shares of class A common stock.

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 Network Membership License Agreement

   Under a network license agreement dated as of July 17, 1998 between AT&T and us, AT&T granted to us a royalty-free, non-transferable, non-sublicensable, non-exclusive, limited license to use some of their licensed marks in our markets, including:

  .  the logo containing the AT&T name and globe design;

  .  the expression "Member, AT&T Wireless Services Network"; and

  .  AT&T colors, graphics and overall configurations,

   The licensed marks may only be used in connection with licensed activities. These licensed activities include:

  . providing to our customers and resellers of our wireless services, solely within the areas covered by our licenses, mobile wireless communications services; and

  . marketing and offering the licensed services within the areas covered by our licenses with limited advertising outside our licensed area.

   The license agreement also grants to us the right to use licensed marks on specified mobile phones distributed to our customers.

   Except in specified instances, AT&T has agreed not to grant to any other person a right to provide or resell, or act as agent for any person offering, mobile wireless communications services under the licensed marks in our licensed markets. AT&T retains all rights of ownership in the licensed marks, subject to its exclusivity obligations to us, in both the areas covered by our licenses and all other areas.

   The license agreement restricts our use and modification of any of the licensed marks. Although we may develop our own marks, we may not use them together with the licensed marks without the prior approval of AT&T. Any services we market or provide using the licensed marks must be of comparable quality to similar services that AT&T markets and provides in areas that are comparable to the areas covered by our licenses. We may take into account commercial reasonableness and the relative stage of development of the licensed areas, to determine what is comparable service. We must also provide sufficiently high quality services to provide maximum enhancement to and protect licensed marks, such as attaining specified levels of network quality, audio quality, system performance and meeting customer care standards. The license agreement also defines specific testing procedures to determine compliance with these standards and affords us with a grace period to cure any instances of noncompliance. Following the cure period, we must stop using the licensed marks until we comply with the standards, or we may be deemed to be in breach of the license agreement and we may lose our rights to the licensed marks.

   We may not assign, sublicense or transfer, by change of control or otherwise, any of our rights under the license agreement, except that the license agreement may be, and has been, assigned to our lenders under our senior credit facilities. After the expiration of any applicable grace and cure periods under our senior credit facilities, the lenders may then enforce our rights under the license agreement and assign the license agreement to any person with AT&T's consent.

   The initial term of the license agreement is for a period of five years, which will be automatically renewed for an additional five-year period if each party gives written notice to the other party of our election to renew the license agreement and neither party gives notice of non-renewal.

   The license agreement may be terminated by AT&T at any time in the event of our significant breach and the exhaustion of any applicable cure periods, which include:

  .  our misuse of any licensed marks;

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  .  our bankruptcy;

  . our licensing or assignment of any of our rights under the license agreement, except as permitted by the terms of the license agreement;

  .  our loss of the licenses acquired from AT&T;

  . our failure to maintain AT&T's quality standards in any material respect; or

  . our change of control, which is defined as a transaction, other than a transfer by AT&T, that results in any person other than our initial stockholders or our senior lenders acquiring beneficial ownership of more than 50% of our voting stock, or 33.3% of our voting stock if the person acquiring our stock acquires more than our initial stockholders hold at that time. Also included is a transaction that results in any of the three largest telecommunications carriers, excluding AT&T and any wireless carrier using TDMA technology, or any regional bell operating company, or Microsoft acquiring more than 15% of our voting stock, excluding acquisitions through open market transactions or a majority of our directors are removed in a proxy contest.

Our rights under the license agreement are also subject to the minimum construction plan set forth in the stockholders' agreement. For more information concerning the minimum construction plan, see the discussion under "Stockholders' Agreement" under the heading "A&T Agreements." After the initial term, AT&T may also terminate the license agreement in connection with a disqualifying transaction.

   Upon closing of the Digital PCS acquisition, the license agreement was automatically amended to include the Baton Rouge, Houma, Hammond and Lafayette, Louisiana basic trading areas under its scope. Upon closing of the Puerto Rico acquisition, the license agreement was automatically amended to include the San Juan major trading area under its scope. Upon the closing of the Wireless 2000 acquisition, the license agreement was automatically amended to include the Alexandria and Lake Charles, Louisiana basic trading areas and certain other counties under the Monroe, Louisiana basic trading area under its scope.

 Intercarrier Roamer Service Agreement/Roaming Administration Service
 Agreement

   Intercarrier Roamer Service Agreement. We entered into the intercarrier roamer services agreement dated as of July 17, 1998 with AT&T Wireless Services and several of its affiliates. We have agreed with AT&T Wireless that each party, in its capacity as a serving provider, will provide services to each others customers where it has a license or permit to operate a wireless communications system. Each home carrier whose customers receive service from a serving provider will pay to the serving provider all of the serving provider's charges for wireless service and all of the applicable charges. Each serving provider's service charges per minute or partial minute for use for the first three years will be fixed at a declining rate.

   The intercarrier roamer service agreement has a term of 20 years, which is automatically renewed on a year-to-year basis unless terminated by either party upon 90 days prior written notice after 10 years. The intercarrier roamer service agreement may be terminated immediately by either party upon written notice to the other of a default of the other party. A party will be in default under the intercarrier roamer service agreement upon any of the following:

  . material breach of any material term of the intercarrier roamer service agreement by a party that continues for thirty days after receipt of written notice of the breach from the nonbreaching party;

  . voluntary liquidation or dissolution or the approval by the management or owners of a party of any plan or arrangement for the voluntary liquidation or dissolution of the party; or

  .  bankruptcy or insolvency of a party.

   The intercarrier roamer service agreement may also be suspended by either party immediately upon written notice to the other party of the existence of a breach of the agreement, whether or not the breach constitutes a default, if the breach materially affects the service being provided to the customers of the non-

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breaching party. While the suspension is in effect, either in whole or in part, the parties will work together to resolve as quickly as possible the difficulty that caused the suspension. When the party who originally gave notice of suspension concludes that the problem causing the suspension has been resolved, that party will give to the other written notice to this effect, and the agreement will resume in full effect within five business days after the parties have mutually agreed that the problem has been resolved. Neither party may assign or transfer its rights and obligations under the intercarrier roamer service agreement without the written consent of the other party, except to an affiliate or an assignee of its license.

   Roaming Administrative Service Agreement. Under the roaming administrative service agreement dated as of July 17, 1998 between AT&T Wireless and us, AT&T Wireless has agreed to make available to us the benefits of the intercarrier roaming services agreements it has entered into with other wireless carriers, subject to the consent of the other wireless carriers and to our remaining a member in good standing of the North American Cellular Network.

   The roaming administrative service agreement has an initial term of two years, which is automatically renewed on a year-to-year basis unless terminated by either party upon 90 days prior written notice. Either party may terminate the roaming administrative service agreement for any reason at any time upon 180 days prior written notice. Either party may also terminate the roaming administrative service agreement:

  . upon a material breach of the other party that is not cured or for which cure is not reasonably begun within 30 days after written notice of the claimed breach; or

  . immediately by either party, after reasonable prior notice, if the other party's operations materially and unreasonably interfere with its operations and the interference is not eliminated within 10 days.

   AT&T Wireless can terminate the roaming administrative service agreement if:

  . we are no longer a member in good standing of the North American Cellular Network; or

  . the agreement under which AT&T Wireless receives roaming administration services is terminated or expires; provided, however, that AT&T Wireless will offer to resume its services in the event that it extends or continues that agreement.

   Neither party may assign or transfer its rights and obligations under the roaming administrative service agreement without the written consent of the other party, except to an affiliate or an assignee of its license, except that AT&T Wireless may subcontract its duties.

 Resale Agreement

   The stockholders' agreement provides that, from time to time, at AT&T Wireless' request, we are required to enter into a resale agreement with AT&T Wireless PCS or other of its affiliates. The resale agreement would grant to AT&T Wireless the right to purchase from us our wireless services on a non-exclusive basis within a designated area and resell access to, and use of, our services. AT&T Wireless must pay charges for any services that are resold, including usage, roaming, directory assistance and long distance charges, and taxes and tariffs. Any resale agreement would have an initial term of ten years that would be automatically renewed on a year-to-year basis unless terminated by either party upon 90 days prior written notice. In addition, AT&T Wireless would be able to terminate any resale agreement for any reason at any time upon 180 days prior written notice.

 Long Distance Agreement

   Under the long distance agreement dated as of December 21, 1998 between AT&T Wireless and us, we purchase interstate and intrastate long distance services from AT&T Wireless at preferred rates. We then resell these long distance services to our customers. We can only obtain these preferred rates if we continue our affiliation with AT&T Wireless. The long distance agreement has a term of up to three years.

   The long distance agreement requires that we meet a minimum traffic volume during the term of the agreement, which are adjusted at least once each calendar year at the time specified by AT&T Wireless. The

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minimum traffic volume commitments may be adjusted more frequently upon mutual agreement by AT&T Wireless and us. During the first year, we set the minimum traffic volume commitment in our sole discretion. After the first calendar year, the commitment may be increased by any amount or decreased by any amount up to ten percent at our discretion. We may reduce the minimum traffic volume commitments by more than ten percent with AT&T Wireless' permission. If we fail to meet the volume commitments, we must pay to AT&T Wireless the difference between the expected fee based on the volume commitment and the fees based on actual volume.

   The long distance services we purchase from AT&T Wireless may only be used in connection with:

  .  our commercial mobile radio services;

  .  calls that originate on our network; and

  . those commercial mobile radio services that share our call connection equipment.

 Puerto Rico License

   In a series of transactions, we acquired a license and related assets covering the San Juan major trading area from AT&T Wireless on May 25, 1999. The following transactions took place ultimately to effect the acquisition of the license and related assets from AT&T Wireless:

  . on May 24, 1999, we sold to AT&T for $40.0 million 30,750 shares of our series A preferred stock, 10,250 shares of our series D preferred stock, and 3,090,000 shares of our series F preferred stock under a preferred stock purchase agreement;

  . on May 25, 1999, we sold to our initial investors other than AT&T 39,997 shares of our series C preferred stock and 12,358,950 shares of our class A common stock in exchange for an aggregate amount of $40.0 million in cash under a stock purchase agreement, which will be funded over a three-year period.

  . on May 25, 1999, we purchased the license for the San Juan major trading area and related assets, which included 27 constructed network equipment sites, call connection equipment and leases for additional network equipment sites, from AT&T for $95.0 million in cash under an asset purchase agreement; and

  . we reimbursed AT&T $3.2 million for microwave relocation and $1.5 million for other expenses it incurred in connection with this acquisition.

   In addition, Mr. Vento and Mr. Sullivan were issued fixed and variable awards of 5,244 and 2,334,186 restricted shares of our series E preferred stock and class A common stock, respectively, in exchange for their interest in Puerto Rico Acquisition Corporation. Puerto Rico Acquisition Corporation was an entity wholly-owned by Mr. Vento and Mr. Sullivan that was created for the special purpose of acquiring the license and related assets of the San Juan major trading area. The fixed awards typically vest over a five-year period. The variable awards vest based upon certain events taking place, including our reaching milestones in our minimum construction plan.

   The stockholders' agreement sets forth network development requirements for the Puerto Rico license. See "Certain Relationships and Related Transactions-- Stockholders Agreement--Construction."

   The San Juan major trading area covers a population of approximately 3.9 million in Puerto Rico, as well as the U.S. Virgin Islands. Our agreements with AT&T were automatically amended to include the San Juan major trading area under the scope of those agreements.

1999 Stock Option Plan

   On July 22, 1999, we implemented a 1999 Stock Option Plan to award employees and members of the board options to acquire shares of our class A common stock. Our board granted options to purchase 552,505 shares of class A common stock under the plan with an exercise price equal to the fair market value of the underlying stock at the date of the grant. For information regarding grants under the plan, see "Management--1999 Stock Option Plan."

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Management Agreement

   As of July 17, 1998, we entered into a management agreement with TeleCorp Management, a company owned by Mr. Vento and Mr. Sullivan under which TeleCorp Management provides to us administrative, operational, marketing, regulatory and general business services. For information regarding compensation payable under the management agreement, see "Management--Management Agreement."

   The terms of this agreement were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

Other Related Party Transactions

 Relationship with Entel Technologies and other Site Acquisition Service
 Providers

   We receive site acquisition, construction management, program management, microwave relocation and engineering services under a master services agreement with Wireless Facilities, Inc. Payments under the agreement were approximately $30.7 million in the 1998 fiscal year. At the time of entering into the master services agreement, Mr. Vento was a senior officer, and he and Mr. Sullivan were the controlling stockholders, of Entel Technologies. In February 1998, they sold their interests in Entel Technologies to Wireless Facilities, Inc. The terms of this agreement were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

   American Towers, Inc. provides us with network site leases for PCS deployment under a master site lease agreement. Chase Capital Partners, one of our beneficial owners, has a noncontrolling interest in American Towers. The terms of these lease agreements were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

 Relationship with the Initial Purchasers of the Senior Subordinated Discount Notes

   Chase Securities Inc. was one of the initial purchasers of the outstanding notes. Chase Securities Inc. and its affiliates perform various investment banking and commercial banking services from time to time for us and our affiliates. Chase Securities Inc. acted as our lead manager for our offering of our senior subordinated discount notes. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the agent bank and a lender under our senior credit facilities. Michael R. Hannon, a member of our board, is a General Partner of Chase Capital Partners, an affiliate of Chase Securities Inc. In addition, CB Capital Investors, L.P., an affiliate of Chase Capital Partners, is one of our initial investors and owns shares of our common and preferred stock. For further information concerning these relationships, see "Management," "Principal Stockholders and Beneficial Ownership of Management" and "Underwriting." The terms of our senior credit facilities were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

 Relationships with Tritel Communications and Triton PCS

   We have formed Affiliate License Co. with Triton PCS and Tritel Communications to adopt a common brand, SunCom, that is co-branded with AT&T on an equal emphasis basis. Under the agreement, we, Triton PCS and Tritel Communications each own one third of Affiliate License Co., the owner of the SunCom name. We and the other SunCom companies license the SunCom name from Affiliate License Co. Mr. Sullivan is a director of Affiliate License Co. The terms of this agreement were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.


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   AT&T owns stock in us and in Tritel Communications, and we may be deemed affiliates by virtue of common ownership. Mr. Anderson and Mr. Fuqua, two of our directors, also serve as directors of Tritel Communications. See "Management." AT&T, CB Capital Investors and Equity-Linked Investors own stock in us and in Triton PCS, and we may be deemed affiliates by virtue of common ownership. Ms. Hawkins-Key, our director nominated by AT&T Wireless, and Mr. Anderson also serve as directors of Triton PCS. See "Management."

   Tritel Communications owned a controlling interest in Digital PCS at the time we acquired licenses from Digital PCS. Tritel Communications may be deemed an affiliate of Digital PCS. In addition, at the time we acquired licenses from Digital PCS, Mr. Anderson and Mr. Fuqua were directors of Tritel Communications. See "Business--Recent Developments." The terms of this agreement were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

 Relationship with Other Entities

   TeleCorp Holding. TeleCorp Holding, our predecessor company, was incorporated to participate in the FCC's auction of licenses in April 1997. TeleCorp Holding raised money from investors to develop any licenses it obtained in the auction. TeleCorp Holding successfully obtained licenses in the New Orleans, Memphis, Beaumont, Little Rock, Houston, Tampa, Melbourne and Orlando basic trading areas. In August 1997, TeleCorp Holding transferred the Houston, Tampa, Melbourne and Orlando basic trading area licenses to four newly-formed entities created by TeleCorp Holding's stockholders:

  .  THC of Houston;

  .  THC of Tampa;

  .  THC of Melbourne; and

  .  THC of Orlando;

and issued notes in the aggregate amount of approximately $2.7 million to these entities to develop these licenses. These licenses were transferred along with the related operating assets and liabilities in exchange for investment units consisting of class A, B and C common stock and series A preferred stock in August 1997. Concurrently, TeleCorp Holding distributed the investment units, on a pro rata basis, in a partial stock redemption to TeleCorp Holding's existing stockholder group. As a result of this distribution, TeleCorp Holding no longer retains any ownership equity interest in the newly formed entities. TeleCorp Holding performed administrative and management services and paid costs on behalf of these entities for the year ended December 31, 1997 worth the aggregate amount of $0.7 million. In 1998, upon the closing of the agreements with AT&T, TeleCorp Holding paid approximately $2.0 million to the four THC entities as payment of the notes, offset by the approximately $0.7 million in services and costs. The terms of these transactions were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

   TeleCorp WCS. On May 5, 1997, TeleCorp Holding lent approximately $3.0 million to TeleCorp WCS, Inc. in exchange for interest-free notes from TeleCorp WCS. On May 5, 1997, TeleCorp Holding received equity investments in exchange for the right to receive:

  .  the notes from TeleCorp WCS;

  . any cash, notes or other assets received by TeleCorp Holding on behalf of the notes; or

  .  any capital stock into which the notes were converted.

   TeleCorp WCS repaid approximately $2.7 million of the notes with cash to TeleCorp Holding, and TeleCorp Holding forwarded this cash to the equity investors. TeleCorp WCS issued a note in the amount of approximately $0.3 million directly to the investors on behalf of the remaining $0.3 million outstanding under the notes. TeleCorp WCS converted these notes into capital stock issued to the investors in 1998.

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   Mr. Sullivan and Mr. Vento own 2,875 and 4,625 shares of class C common stock of TeleCorp WCS, respectively, which represents 60% of its outstanding class A common stock. At the time of entering into the transactions with TeleCorp WCS, Mr. Sullivan and Mr. Vento were stockholders in TeleCorp Holding.

   The terms of these transactions were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

   TeleCorp Investment Corp.; TeleCorp Investment Corp. II. TeleCorp Investment Corp. owns 352,956 shares of our class A common stock, 575 shares of our class C common stock, 3,780 shares of our class D common stock and 1,160.17 shares of our series C preferred stock. Some of our stockholders own stock in TeleCorp Investment Corp., as follows:

  . Chase Capital Partners, one of our initial investors, owns an 80% equity interest;

  .  Mr. Sullivan and Mr. Vento each own a 2.4% equity interest;

  .  Mr. Chandler owns a 2.0% equity interest; and

  .  Mr. Dowski owns a 1.6% equity interest.

   In addition, TeleCorp Investment Corp. II was formed to purchase from Entergy Technology Holding Corporation 492,064 shares of class A common stock and 11,366 shares of class D common stock. The purchase of shares was concluded on July 15, 1999. Mr. Vento, Mr. Sullivan and Ms. Dobson each own 5.99% of TeleCorp Investment Corp. II. Mr. Vento and Mr. Sullivan serve as managers of TeleCorp Investment Corp. II.

   The terms of these transactions were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

   Viper Wireless. Viper Wireless was formed to participate in the FCC's reauction of PCS licenses in most of our markets. TeleCorp Holding owns 85% of Viper Wireless, and Mr. Vento and Mr. Sullivan collectively own the remaining 15%. Mr. Vento and Mr. Sullivan collectively have voting control over Viper Wireless. On September 30, 1999, we solicited the approval of the FCC for the transfer of the shares of Viper Wireless we do not yet own to TeleCorp Holding.

   AT&T and some of our other initial investors have funded an aggregate of approximately $32.3 million in exchange for additional shares of our preferred and common stock in connection with the Viper Wireless reauction. AT&T received one share each of our series D preferred stock and our series F preferred stock, and each of the other participating initial investors received one share each of our class A common stock and our series C preferred stock, for each $1,000 of the pro rata portion of the amount we invested in Viper Wireless, which is based upon their portion of the aggregate amount. Additionally, upon approval of the FCC, some of our employees, Mr. Vento and Mr. Sullivan will receive a total of 1,111 shares of series E preferred stock and 503,022 shares of class A common stock. Our employees will receive their shares as restricted stock that will vest ratably over 5 years. Mr. Vento and Mr. Sullivan will receive their shares in exchange for shares they hold in Viper Wireless, and their shares will vest immediately. The estimated value of the series E preferred stock is $57,772, and of the class A common stock is $3,907. As part of this financing, we paid approximately $0.5 million to Chase Securities, Inc., an initial purchaser and an affiliate of one of our initial investors, for placement advice. The terms of these transactions were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

   On April 20, 1999, the FCC announced that the reauction ended, and Viper Wireless was the higher bidder for additional portions of the airwaves in New Orleans, Houma and Alexandria, Louisiana, San Juan, Puerto Rico, Jackson, Tennessee and Beaumont, Texas. The FCC has granted us all of these licenses. AT&T and the investors funded a total of approximately $32.3 million to satisfy Viper Wireless' payment to the FCC.

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 TeleCorp LMDS

   On October 18, 1999, we agreed to acquire TeleCorp LMDS, Inc. through an exchange of all of the outstanding stock of TeleCorp LMDS for 834,300 shares of our class A common stock and 2,700 shares of our series C preferred stock. TeleCorp LMDS's stockholders are Mr. Vento, Mr. Sullivan and three of our initial investors. By acquiring TeleCorp LMDS, we will gain LMDS licenses covering airwaves in Little Rock, Arkansas, Beaumont, Texas, New Orleans, Louisiana, San Juan and Mayaguez, Puerto Rico, and the U.S. Virgin Islands. See "Principal Stockholders and Beneficial Ownership of Management."

 Relationship with Toronto Dominion

   Toronto Dominion Investments, one of our initial investors, and TD Securities (USA), an affiliate of Toronto Dominion Investments, which is a lender under our senior credit facilities, may be deemed to be under common control by virtue of their relationship to each other and to us. The terms of our senior credit facilities were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

 Relationships with Stockholders

   From inception through June 1998, our primary source of financing was notes issued to some of our initial investors. In July 1996, we issued $0.5 million of subordinated promissory notes to such investors. These notes were converted into 50 shares of our series A preferred stock in April 1997. In December 1997, we issued various promissory notes to some of our initial investors. These notes were converted into mandatorily redeemable preferred stock in July 1998. From January 1, 1998 to June 30, 1998, we borrowed approximately $22.5 million in the form of promissory notes to existing and prospective investors to satisfy working capital needs. These notes were converted into equity in July 1998 in connection with the completion of the venture with AT&T.

   The terms of these transactions were no more favorable to the parties than they could have obtained from third parties negotiated at arms' length.

 Relationship with McDermott, Will & Emery

   We use the services of a law firm, McDermott, Will & Emery, to which Mr. Sullivan, our executive vice president, was counsel until October 1999 and a partner prior to July 1998. The terms of these arrangements were no more favorable to McDermott, Will & Emery than could have been obtained from third parties negotiated at arms' length.

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                          DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

   Our credit agreement, as amended, provides for senior credit facilities for $560.0 million with several lenders, including The Chase Manhattan Bank, as administrative agent and issuing bank, TD Securities (USA) Inc., as syndication agent, and Bankers Trust Company, as documentation agent.

   The senior credit facilities provide for:

  . a $150.0 million senior secured term loan, the tranche A term loan, which matures in January 2007;

  . a $225.0 million senior secured term loan, the tranche B term loan, which matures in January 2008;

  . a $150.0 million senior secured revolving credit facility, which matures in January 2007; and

  . a $35.0 million senior secured term loan, the tranche C term loan, established under an expansion facility, which matures in May 2009.

   The tranche A term loan is required to be repaid, beginning in September 2002, in 18 consecutive quarterly installments. The amount of each of the first six installments is $3.75 million. The amount of each of the next four installments is approximately $9.4 million. The amount of each of the last eight installments is $11.25 million. The tranche B term loan is required to be repaid, beginning in September 2002, in 22 consecutive quarterly installments. The amount of each of the first 18 installments is approximately $0.6 million. The amount of each of the last four installments is approximately $54.0 million. The tranche C term loan is required to be repaid in May 2009. The commitments to make loans under the revolving credit facility automatically and permanently reduce, beginning in April 2005, in eight consecutive quarterly reductions. The amount of each of the first four reductions is $12.5 million. The amount of each of the last four reductions is $25.0 million.

   We may select the rate at which interest accrues on all loans. We may choose a eurodollar loan, which accrues at a reserve-adjusted London Interbank Offering Rate, with a margin equal to:

  . between 1.25% and 2.75% per annum, depending upon our leverage ratio, with respect to the tranche A Term loan and the revolving credit loans; and

  .  3.0% per annum, with respect to the tranche B term loan.

   Alternatively, we may choose an alternative rate loan, which accrues at the higher of (a) the administrative agent's prime rate and (b) the federal funds rate plus 0.50% plus, in each case,

  . a rate between 0.25% and 1.75% per annum, depending on our leverage ratio with respect to the tranche A term loan and the revolving credit loans; and

  .  2.0% per annum, with respect to the tranche B term loan.

  .  2.0% per annum, with respect to the tranche C term loan.

   Interest on any overdue amounts will accrue at a rate per annum equal to 2.00% plus the rate otherwise applicable to these amounts.

   The terms of the senior credit facilities require us to pay a commitment fee accruing at an annual rate of between 0.50% and 1.25% on the unused portion of the revolving credit and tranche A term loan facilities, depending on the percentage of undrawn tranche A and revolving credit commitments. The commitment fees are payable quarterly in arrears, and a separate agent's fee is payable to the administrative agent. The senior credit facilities also require us to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of our outstanding indebtedness, excluding indebtedness that bears interest at a fixed rate. As of December 31, 1998 and September 30, 1999, we hedged 100% of our outstanding indebtedness under our senior credit facilities of $225,000,000 to take advantage of favorable interest rate swaps. The six outstanding interest rate swap contracts fix LIBOR at annual interest rates from 5.20% to 5.26%. The contracts mature in September of 2003.

   The tranche A term loan automatically will be reduced to the extent its undrawn portion exceeds $50.0 million in July 2000 by the amount of the excess. The term loans will be prepaid, and commitments under the revolving credit facility will be reduced, in an aggregate amount equal to:

  (1) 50% of the excess cash flow of each fiscal year beginning with the fiscal year ending December 31, 2001;

  (2) 100% of the net proceeds of asset sales outside of the ordinary course of business, in excess of a $1.0 million annual threshold, or unused insurance proceeds;

  (3) 100% of the net cash proceeds of issuances of debt obligations, other than debt obligations permitted by the senior credit agreement, including the issuance of the notes; and

  (4) 50% of the net cash proceeds of issuances of equity securities, other than in connection with our equity investments and other than the proceeds of this offering, and, provided that, this clause (4) shall not apply at any time we have a class of equity securities publicly held;

provided that the prepayments and reductions described under clauses (3) and
(4) will not be required if, after giving effect to the issuance:

  (A) our leverage ratio would be less than 5.0 to 1.0; and

  (B) in the case of clause (4), we would be in pro forma compliance with each covenant contained in the senior credit agreement.

   Each of our existing and future domestic subsidiaries unconditionally guarantees all our obligations under the senior credit facilities. The facilities and the credit facility subsidiary guarantees, and any related hedging contracts provided by the lenders under the senior credit facilities, are secured by substantially all of our assets and the assets of each of our existing and future domestic subsidiaries, including a first priority pledge of all of the capital stock held by us or any of our subsidiaries. Under the senior credit facilities, no action may be taken against our licenses unless and until the requisite approval is obtained from the FCC.

   The senior credit agreement contains financial and other covenants customary for senior credit agreements. The senior credit agreement also contains customary representations, warranties, indemnities, conditions precedent to borrowing and events of default.

   Borrowings under the senior credit facilities are available to finance capital expenditures related to the construction of our network, the acquisition of related businesses, working capital needs and subscriber acquisition costs.

Senior Subordinated Discount Notes

   On April 20, 1999, we sold $575,000,000 aggregate principal amount at maturity of 11 5/8% senior subordinated discount notes due April 15, 2009. Cash interest on these notes will not accrue or be payable prior to April 15, 2004. From April 15, 2004, cash interest will accrue at a rate of 11 5/8% per annum on the principal amount at maturity of the notes through and including the maturity date and will be payable semi-annually on April 15 and October 15 of each year. In connection with the sale of these notes, we received net proceeds of approximately $317 million after deducting initial purchasers' discount and issuance expenses of approximately $10 million.

   These notes are general senior unsecured obligations subordinate to all of our existing and future senior debt and will rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our subordinated indebtedness. The notes are guaranteed by our subsidiary, Telecorp Communications, Inc., and may be guaranteed by future subsidiaries. The notes are redeemable at any time and from time to time at our option, in whole or in part on or after April 15, 2004, plus accrued and unpaid interest. The redemption prices for the senior subordinated discount notes, if redeemed during the 12-month period beginning on April 15 of the years described below are as follows:

                                                                      Redemption
      Year                                                              Price
      ----                                                            ----------
      2004...........................................................  105.813%
      2005...........................................................  103.875%
      2006...........................................................  101.938%
      2007 and thereafter............................................  100.000%

   In addition, on or prior to April 15, 2002, we may redeem, at our option, up to 35% of the aggregate principal amount at maturity of the notes with the net proceeds of one or more equity offerings, at 111.625% of the accreted value thereof, as long as notes representing at least 65% of the aggregate initial accreted value of the notes originally issued remain outstanding after each redemption and that the redemption occurs within 60 days of the closing of any equity offering.

   If we experience a change of control, each holder of senior subordinated discount notes will have the right to require us to repurchase all or any part of the holder's notes at a purchase price in cash equal to:

     (1) 101% of the accreted value on the purchase date, if the date is on or before April 15, 2004; or

     (2) 101% of the principal amount at maturity, plus accrued and unpaid interest, if any, to the purchase date, if the date is after April 15, 2004.

   A change of control would occur under the indenture if any of the following occurs:

  . any person or group, as the terms are used in the applicable provisions of the Securities Exchange Act of 1934, other than some permitted holders, becomes the beneficial owners, as defined in the beneficial ownership provisions under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all the securities that the person has the right to acquire within one year, upon the happening of an event or otherwise, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding voting stock;

  . the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on our board: individuals who, on April 23, 1999, constituted our board and any new director, other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation relating to the election of our directors, whose appointment or election by our board or nomination for election by our stockholders was approved by the vote of at least two-thirds of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or made in accordance with the terms of the stockholders' agreement; or

  . our stockholders shall approve any plan of liquidation, whether or not otherwise in compliance with the provisions of the indenture.

   The indenture under which the notes were issued restricts, among other things, our ability to:

  .  incur debt;

  . create levels of debt that are senior to the notes but junior to our senior debt;

  .  pay dividends on or redeem capital stock;

  .  make some investments or redeem other subordinated debt;

  .  make particular dispositions of assets;

  .  engage in transactions with affiliates;

  .  engage in particular business activities; and

  .  engage in mergers, consolidations and particular sales of assets.

   The indenture provides for acceleration of payments under the senior subordinated discount notes upon customary events of default, including cross defaults, judgment defaults and events of bankruptcy.

Vendor Financing

   In May 1998, we entered into a vendor procurement contract with Lucent, under which we agreed to purchase radio, call connecting and related equipment and services for the development of our network. We also entered into a note purchase agreement with Lucent under which Lucent agreed to provide us with $80.0 million of junior subordinated vendor financing. This $80.0 million consisted of $40.0 million aggregate principal amount of increasing rate Lucent series A notes and $40.0 million aggregate principal amount of increasing rate Lucent series B notes.

   We borrowed $40.0 million under the series B note facility and repaid this amount and accrued interest of $227,778 in April 1999 from proceeds of our sale of senior subordinated discount notes. This amount cannot be reborrowed. As of September 30, 1999, we had outstanding approximately $42.5 million of our Lucent series A notes, including $1.6 million of Lucent series A notes issued as payment of interest in kind, plus $0.9 million of additional accrued interest and accruing interest at a rate per annum of 8.5% as of September 30, 1999. Proceeds from the sale of these notes have been used to develop our network in designated areas. The Lucent series A notes as amended mature in October 2009 and amounts outstanding under these series A notes and any future series A note borrowings are subject to mandatory prepayment in an amount equal to 50% of the excess of $198.0 million in net proceeds we receive from an equity offering other than the issuance of capital stock used to acquire related businesses or assets.

   In October 1999 we entered into an amended and restated note purchase agreement with Lucent under which Lucent has agreed to purchase up to $12.5 million of new series A notes and up to $12.5 of new series B notes under a vendor expansion facility in connection with our prior acquisition of licenses in the San Juan, Puerto Rico, Evansville Indiana, Paducah, Kentucky and Alexandria and Lake Charles, Louisiana markets. The obligation of Lucent to purchase notes under this vendor expansion facility is subject to a number of conditions, including that we commit to purchase one wireless call connection equipment site and 50 network equipment sites for each additional market from Lucent.

   In addition, pursuant to the amended and restated note purchase agreement Lucent has agreed to make available up to an additional $50.0 million of new vendor financing not to exceed an amount equal to 30% of the value of equipment, software and services provided by Lucent in connection with any additional markets we acquire. This $50.0 million of availability is subject to a reduction up to $20 million on a dollar for dollar basis of any additional amounts Lucent otherwise lends to us for such purposes under our senior credit facilities. Any notes purchased under this facility would be divided equally between Lucent series A and series B notes.

   The terms of Lucent series A and series B notes issued under these expansion facilities would be identical to the terms of the original Lucent series A and series B notes as amended, including a maturity date of October 23, 2009.

   In addition, any Lucent series B notes issued under the vendor expansion facility will mature and will be subject to mandatory prepayment on a dollar for dollar basis out of the net proceeds of any future public or private offering or sale of debt securities, exclusive of any private placement of notes issued to finance any additional markets and borrowings under the senior credit facilities or any replacement facility.

   Lucent series A notes, including any Lucent series A notes issued under the vendor expansion facility, initially accrue interest at a rate of 8.5% per annum. If the Lucent series A notes are not redeemed in full on or prior to January 1, 2001, the rate will increase by 1.5% per annum on each January 1 thereafter, beginning January 1, 2001, provided that the maximum interest rate will not exceed 12 1/8%. Interest on the Lucent series A notes will be payable semi-annually, provided that prior to May 11, 2004, interest will be payable in additional Lucent series A notes and subsequently will be payable in cash, unless prohibited by the senior credit facilities or the indenture.

   Any Lucent series B notes issued under the vendor expansion facility will initially accrue interest at a rate of 10% per annum. If the Lucent series B notes are not redeemed in full on or prior to January 1, 2000, the rate will increase by 1.5% per annum on each January 1 beginning on January 1, 2000, provided that the maximum interest rate will not exceed 12 1/8%. Interest on the Lucent series B notes will be payable semi-annually, provided that prior to May 11, 2004, interest will be payable in additional Lucent series B notes and subsequently will be payable in cash unless prohibited by the terms of the senior credit facilities or the indenture.

   Upon a change of control, we must offer to repay the Lucent series A and series B notes at their principal amount plus a premium, unless prohibited by our senior credit facilities or the senior subordinated notes indenture. In the event a change of control occurs prior to May 1, 2002 in the case of the Lucent series A notes, or in the case of the Lucent series B notes, May 1, 2000, the Company may elect to prepay all of the Lucent series A or series B notes in accordance with the optional prepayment provisions, but that such time restrictions do not apply to any notes held by Lucent or its affiliates. The Lucent Series A and Series B notes may not be prepaid, however, if prohibited by the terms of the senior credit facilities, the senior subordinated notes indenture or other indebtedness that ranks senior to the Lucent series A and series B notes.

   The Lucent series A notes may be prepaid without payment of a premium at any time prior to May 1, 2002. In addition, the Lucent series A notes may be prepaid at any time after May 1, 2002 without payment of a premium to the extent Lucent or its affiliates have retained them. The Lucent series B notes may be prepaid without payment of a premium at any time prior to May 1, 2000. In addition, the Lucent series B notes may be prepaid at any time after May 1, 2000 without payment of a premium to the extent Lucent or its affiliates have retained them. We cannot redeem the series A Notes that Lucent has assigned or participated to a third party from May 1, 2002 through April 30, 2007 and any redemption thereafter will require the payment of a premium. We cannot redeem the series B Notes that Lucent has assigned or participated to a third party from May 1, 2000 through April 30, 2005 and any redemption thereafter will require the payment of a premium. The premiums decrease in each year after the first year in which the premiums first become payable. The Lucent series A and series B Notes may not be prepaid, however, if prohibited by the terms of our senior credit facilities, the senior subordinated notes indenture or other indebtedness that ranks senior to the Lucent series A and series B Notes.

   If Lucent has not completed specified resales in respect of the Lucent series A or series B notes then outstanding prior to January 1, 2003, we must pay Lucent up to 3% of the then outstanding principal amount of all the Lucent series A and series B notes to defray any actual marketing distribution and other costs incurred by Lucent in connection with any resales of series A and series B notes.

Government Debt

   In connection with our purchase of our licenses, we issued to the FCC secured installment payment plan notes in an aggregate principal amount of $9.2 million. This debt is shown on our balance sheet at a value of $8.0 million reflecting a discount of $1.2 million reflecting the below market interest rate on the debt. The FCC notes are due April 28, 2007, and bear interest at a rate of 6.25% per annum. In addition, we assumed $4.1 million in aggregate principal amount of additional secured installment payment plan notes in connection with the Digital PCS acquisition. This debt is shown on our balance sheet at a value of $3.0 million reflecting a discount of $1.1 million reflecting the below market interest rate on the debt. The Digital PCS notes are due August 21, 2007, and bear interest at a rate of 6.125% per annum. In connection with the Wireless 2000 acquisition, we assumed $7.4 million in aggregate principal amount of additional secured installment payment plan notes. This debt is shown on our balance sheet at a value of $6.1 million reflecting a discount of $1.3 million reflecting the below market interest rate on the debt. The Wireless 2000 notes are due September 17, 2006, and bear interest at a rate of 7.0% per annum. A security agreement secures the FCC notes, Wireless 2000 notes and Digital PCS notes, which grants the FCC a first priority security interest in the license for which the applicable note was issued. In the event of a default under the FCC notes, Wireless 2000 notes or Digital PCS notes, the FCC may revoke the licenses for which the defaulted notes were issued.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock, as set forth in our restated certificate of incorporation that will become effective upon closing of this offering, will consist of:

  . 918,339,090 shares of common stock, par value $0.01 per share, consisting of:

    .  608,550,000 shares of class A common stock

    .  308,550,000 shares of class B common stock

    .  309,000 shares of class C common stock

    .  927,000 shares of class D common stock

    .  3,090 shares of voting preference common stock

  . 17,045,000 shares of preferred stock, par value $0.01 per share, consisting of:

    .  100,000 shares of series A preferred stock

    .  200,000 shares of series B preferred stock

    .  215,000 shares of series C preferred stock

    .  50,000 shares of series D preferred stock

    .  30,000 shares of series E preferred stock

    .  15,450,000 shares of series F preferred stock

    .  1,000,000 undesignated shares

   As of September 30, 1999 our outstanding capital stock consisted of:

    .  73,835,264 shares of class A common stock

    .  283,813 shares of class C common stock

    .  851,429 shares of class D common stock

    .  3,090 shares of voting preference common stock

    .  97,473 shares of series A preferred stock

    .  210,608 shares of series C preferred stock

    .  49,417 shares of series D preferred stock

    .  24,980 shares of series E preferred stock

    .  14,912,778 shares of series F preferred stock

   Subject to any required approval of holders of any shares of any class or series of preferred stock, our board has the power, by resolution, to issue additional shares of preferred stock with the preferences, rights and designations as it determines.

Voting Rights

   Subject to the rights of specific classes of stock to vote as a class on some matters, regardless of the number of shares outstanding, the holders of the class A common stock are entitled to an aggregate 4,990,000 votes and the holders of voting preference common stock are entitled to an aggregate 5,010,000 votes of all outstanding capital stock. Each holder of class A common stock shall have the number of votes equal to 4,990,000 divided by the number of outstanding shares of class A common stock multiplied by the number of shares of class A common stock held by such stockholder. No other class of capital stock has the right to vote on any matter except as required by law. In addition, for so long as AT&T and its affiliates continue to hold at least two-thirds of the shares of series A preferred stock they held as of May 14, 1999, they will be entitled, but not obliged, to nominate one of our directors.

   Our restated certificate of incorporation that will become effective upon closing of this offering provides that, except where a class of capital stock has the right to vote as a class, a quorum will be present so long as a majority of the outstanding voting preference common stock and shares representing at least 5,010,000 votes are present. When a class vote is required, a majority of that class must also be present. Any further action not requiring a class vote may be approved by the affirmative vote of a majority of voting preference common stock present at any meeting where a quorum is present.
   The holders of each class of preferred stock have the right to vote as a class on any measure to:

  .  authorize or issue any shares senior to or on a parity with the class;

  . amend our restated certificate of incorporation to change any of the characteristics of the class; or

  . authorize or issue any security convertible into, exchangeable for or granting the right to purchase or otherwise receive any shares of stock senior to or on a parity with the class.

   The majority of each class of preferred stock must affirmatively vote to act.

   Subject to any class voting requirements, shares of common stock representing at least two-thirds of the votes entitled to be cast for the election of our directors must affirmatively vote for any amendment, alteration or repeal of our certificate of incorporation or bylaws, unless any amendment, alteration or repeal is proposed and declared advisable by our board, in which case only the affirmative vote of a majority of these shares is required.

   If:

  . we receive an opinion of regulatory counsel that class A common stock and voting preference common stock can vote and be treated as a single class of stock for quorum purposes and have one vote per share;

  . not less than two-thirds of the outstanding class A common stock affirmatively vote for the single class status; and

  .  our board determines that it is not likely to be detrimental to us,

we will seek the approval of the FCC to have class A common stock and voting preference common stock vote and be treated together as a single class with one vote per share.

   Some of our stockholders have entered into agreements regarding the voting of their shares on particular matters, including the election of directors. These agreements include the stockholders' agreement and the investors stockholders' agreement among our initial investors and the management stockholders. See "Certain Relationships and Related Transactions--AT&T Agreements."

Conversion

   After July 17, 2006, holders of series A preferred stock may convert their shares into shares of class A common stock at a conversion rate equal to the liquidation preference of series A preferred stock divided by the market price of class A common stock.

   If we receive an opinion of regulatory counsel that class A common stock and voting preference common stock can vote and be treated as a single class of stock with one vote per share, then, unless our board determines that it is likely to be detrimental to us, holders of class C common stock and class D common stock may convert their shares into shares of class A common stock or class B common stock upon the affirmative vote of the holders of 66 2/3% or more of the class A common stock. We expect that in 2004, the FCC ownership restrictions will no longer apply to us, allowing regulatory counsel to deliver this opinion.

   At any time, holders of series F preferred stock may convert each share into one share of class A or class B common stock; provided, that, until the class C common stock and class D common stock is convertible into class A common stock as set forth in the preceding paragraph, the first 195,063 of these shares to be converted are convertible into shares of class D common stock.

   At any time, holders of class A common stock and class B common stock may convert their shares into shares of the other class.

   All conversions are subject to obtaining any required FCC approvals. Holders of preferred or common stock may elect to convert any or all of their shares by giving written notice to us prior to the requisite FCC approvals. This conversion will not become effective until the final receipt of all necessary FCC approvals.

Redemption

   We have the right to redeem our capital stock as follows:

  . shares of series A preferred stock: following 30 days after the 10th anniversary of issuance at the liquidation preference of the series A preferred stock;

  . shares of series B preferred stock: at any time at the liquidation preference of the series B preferred stock; and

  . shares of series C preferred stock and series D preferred stock: at any time at the liquidation preferences of series C preferred stock and series D preferred stock; provided, that if we redeem any shares of either series C preferred stock or series D preferred stock, we must redeem a proportionate number of shares of the other.

   In addition, the holders of some classes of capital stock have the right to require us to redeem their shares as follows:

  . holders of series A preferred stock or series B preferred stock: following the 30th day after the 20th anniversary of issuance at the liquidation preference of the series A preferred stock or series B preferred stock; and

  . holders of series C preferred stock, series D preferred stock or series E preferred stock: following the 30th day after the 20th anniversary of issuance at the liquidation preference of the series C preferred stock, series D preferred stock and series E preferred stock.

   Neither we nor any holder of shares of any class of our capital stock may cause us to redeem our capital stock if, at that time:

  .  we are insolvent or will be rendered insolvent by the redemption; or

  .  law or any of our agreements prohibits the redemption.

   Further, our restated certificate of incorporation restricts our ability to redeem any shares of capital stock to the extent shares of capital stock ranking senior to or on a parity with the shares remain outstanding or dividends on the senior or parity shares have not been paid in full.

   Our restated certificate of incorporation also provides for our redemption of any shares of our capital stock that is held by stockholders whose holding of the shares, in the opinion of our board, may result in the loss of, or failure to obtain the reinstatement of, any of our licenses or franchises.

   The management agreement provides for the redemption by us of specific shares of class A common stock and series E preferred stock held by Mr. Vento and Mr. Sullivan in particular circumstances. See "Management--Management Agreement."

Ranking

   With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, classes of our preferred stock rank as follows:

  Class of Stock         Parity with              Junior to                Senior to
- --------------------------------------------------------------------------------------------
  series A         series B preferred       none                   series C preferred
   preferred                                                       series D preferred
                                                                   series E preferred
                                                                   series F preferred
                                                                   common stock
- --------------------------------------------------------------------------------------------
  series B         series A preferred       none                   series C preferred
   preferred                                                       series D preferred
                                                                   series E preferred
                                                                   series F preferred
                                                                   common stock
- --------------------------------------------------------------------------------------------
  series C         series D preferred--     series A preferred and series E preferred
   preferred        except when a statutory series B preferred     series F preferred
                    liquidation             series D preferred--   common stock--
                   common stock--            only upon a statutory  only with respect to
                    only with respect to     liquidation            dissolution, liquidation
                    dividends                                       and winding up
- --------------------------------------------------------------------------------------------
  series D         series C preferred--     series A preferred     series C preferred--
   preferred        except when a statutory series B preferred      only upon a statutory
                    liquidation                                     liquidation
                   common stock--                                  series E preferred
                    only with respect to                           series F preferred
                    dividends                                      common stock--
                                                                    only with respect to
                                                                    dissolution, liquidation
                                                                    and winding up
- --------------------------------------------------------------------------------------------
  series E                                  series A preferred     series F preferred
   preferred                                series B preferred     common stock
                                            series C preferred
                                            series D preferred
- --------------------------------------------------------------------------------------------
  series F         common stock--           series A preferred     common stock--
   preferred        except when a statutory series B preferred      only upon a statutory
                    liquidation             series C preferred      liquidation
                                            series D preferred
                                            series E preferred


Dividends

   The holders of series A preferred stock and series B preferred stock are entitled to receive annual dividends equal to 10% of the liquidation preference related to their shares; provided that so long as any shares of series A preferred stock or series B preferred stock are outstanding, no dividends may be paid on any shares of any class of capital stock ranking junior to series A preferred stock or series B preferred stock. Dividends accrue from the date of issuance of the shares and are payable quarterly, provided that we have the option to defer payments for up to ten and one-half years from the date of issuance.

   The holders of series C preferred stock, series D preferred stock, series E preferred stock and series F preferred stock are entitled to dividends as declared by our board.

   The dividend rights of our outstanding preferred stock are summarized below:


  Series of                                                                         Aggregate
  Preferred                                                                  Liquidation Preference
    Stock           Amount of Dividend                Payment Dates            as of June 30, 1999
- ----------------------------------------------------------------------------------------------------
  series A    10% of liquidation preference   Quarterly commencing           $104,303,999
              annually, accruing daily from   September 30, 1998; may
              July 17, 1998                   be deferred until December 31,
                                              2008 on which date all past
                                              unpaid dividends become due
- ----------------------------------------------------------------------------------------------------
  series C    As declared by our board, up to When and if declared by        $197,099,048, accreting
              the liquidation preference      our board                      at 6% per annum,
                                                                             compounded quarterly.
- ----------------------------------------------------------------------------------------------------
  series D    As declared by our board, up to When and if declared by our    $47,564,935, accreting
              the liquidation preference      board                          6% per annum,
                                                                             compounded quarterly.
- ----------------------------------------------------------------------------------------------------
  series E    As declared by our board, up to When and if declared by our    $1,186,066, accreting
              the liquidation preference      board                          at 6% per annum,
                                                                             compounded quarterly.
- ----------------------------------------------------------------------------------------------------
  series F    As declared by our board        When and if declared by our    $443
                                              board


   Subject to the rights of the holders of the preferred stock, our board may declare dividends on the common stock; provided, that dividends on class C common stock and class D common stock may only be paid up to the amount by which funds legally available for the dividends exceed the excess of:

  (1) fair market value of the assets of TeleCorp Holding less TeleCorp Holding's liabilities over

  (2) the aggregate par value of class C common stock and class D common stock, at our board's discretion.

   Dividends may only be paid on the other classes of common stock up to the amount legally available after subtracting the maximum amount payable in respect of class C common stock and class D common stock, at our board's discretion.

   We may not pay dividends on any shares of any class of our capital stock if, at the time:

  .  we are insolvent or will be rendered insolvent by the payments; or

  .  law or any of our agreements prohibits the dividend payments.

   Further, our restated certificate of incorporation restricts our ability to pay any dividends on any class of capital stock to the extent shares of capital stock ranking senior to or on a parity with the class remain outstanding or dividends on the senior or parity shares have not been paid in full.

Liquidation Preference

   The holders of preferred stock are entitled to preferences with respect to distributions upon our liquidation, dissolution or winding up as follows:

  . holders of series A preferred stock and series B preferred stock are entitled to a preference per share equal to $1,000 plus accrued and unpaid dividends on the shares;

  . holders of series C preferred stock are entitled to a preference per share equal to the paid-in capital per share of series C preferred stock together with interest on $1,000 from the date of issuance at a rate of 6% per annum, compounded quarterly, less the amount of any dividends paid on the share, plus accrued and unpaid dividends;

  . holders of series D preferred stock are entitled to a preference per share equal to $1,000 together with interest from the date of issuance at rate of 6% per annum, compounded quarterly, less the amount of any dividends paid on the share, plus accrued and unpaid dividends;

  . holders of series E preferred stock are entitled to a preference per share equal to the amount of accrued and unpaid dividends on the share, together with interest on $1,000 from the date of issuance at a rate of 6% per annum, compounded quarterly, less the amount of any dividends declared and paid on the share; and

  . holders of series F preferred stock are entitled to a preference equal to $.000032 plus accrued and unpaid dividends on the shares.

   Following payment of all amounts payable to the holders of preferred stock upon our liquidation, dissolution or winding up, the holders of class C common stock and class D common stock will be entitled to receive the fair market value of the assets of TeleCorp Holding less TeleCorp Holding's liabilities. The holders of the other classes of common stock will be entitled to receive the remaining amounts available for distribution.

Transfer Restriction

   Some of our stockholders have entered into agreements that restrict transfer of their shares and provide for the happening of specified events, such as share conversions. See "Certain Relationships and Related Transactions--AT&T Agreements" and "--Management Agreement."

   Our restated certificate of incorporation provides that, upon the happening of specified events described in the stockholders' agreement, we have the right to exchange all or some of the shares of series A preferred stock, series D preferred stock, series F preferred stock and common stock held by AT&T for an equal number of shares of series B preferred stock. See "Certain Relationships and Related Transactions--AT&T Agreements."

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to us and, accordingly, may discourage attempts to acquire us.

   In addition, provisions of our restated certificate of incorporation and bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

   Nomination and Election of Directors. Our restated certificate of incorporation provides that following completion of this offering, our nine member board of directors will be divided into three classes of directors. Each class will serve a staggered three-year term where one-third of the board of directors will be elected each year. In general, this means that a director will stand for election only once every three years. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay the stockholders who do not agree with the policies of the board from removing a majority of the board for two years.

   Board of Directors Removal and Vacancies. Our restated certificate of incorporation provides that directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of voting stock cast, at an annual or special meeting, except that any director nominated by any holder of our preferred stock having the right to nominate such director may be removed and replaced by such holder with or without cause. In addition, our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors except that any vacancy that was left by a nominee of a stockholder entitled to nominate the nominee will be filled by a new director selected by the holder, subject to any required approvals. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

   Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman, the President or a majority of the board of directors or stockholders holding 35% of our outstanding voting shares.

   Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to the limitations imposed by the Nasdaq National Market. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Amendment to Our Certificate of Incorporation. Amendments to our restated certificate of incorporation which are not proposed by our board must be approved by the affirmative vote of at least two-thirds of our outstanding shares of capital stock entitled to vote in the election of directors. Any amendment proposed by the board requires only the minimum vote required by law or any applicable terms of our capital stock. Our bylaws may be amended in the same manner as our restated certificate of incorporation or, alternatively, by a majority vote of our board of directors.

   Stockholder Proposals. The bylaws require that stockholders wishing to bring any business, including the nomination of directors, before an annual meeting of stockholders, deliver written notice to us not less than 90 days prior to the date of the annual meeting of stockholders. If, however, the date of the meeting is scheduled to occur more than 30 days before or more than 90 days after the anniversary of the prior year's annual meeting, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The foregoing provisions regarding director nomination procedures do not apply to holders of our capital stock who have the right to nominate directors under our stockholders' agreement or restated certificate of incorporation. These provisions may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise.

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Indemnification of Directors and Executive Officers and Limitation of
Liability

   Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors and executive officers for monetary damages for breach of fiduciary duty as a director or executive officer, except:

  . for any breach of the director's or executive officer's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful dividends and stock purchases under the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

   Our bylaws provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  . we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or agreements; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

   We have entered into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we have obtained directors' and officers' insurance providing indemnification for our directors, officers and key employees for various liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

   The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of stockholder derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that my result in claims for indemnification.

Transfer Agent and Registrar

   The transfer agent and registrar for our class A common stock is State Street Bank and Trust Company.

Listing

   We have applied for quotation of our class A common stock on the Nasdaq National Market under the trading symbol "TLCP."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our class A common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of substantial amounts of our class A common stock in the public market after the restrictions lapse or are waived could cause the market price of our class A common stock to drop significantly.

   Upon completion of this offering, we will have outstanding an aggregate of 81,673,889 shares of class A common stock assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering, other than shares held by our "affiliates" and certain of our other key employees other than 390,000 shares sold pursuant to the directed share program, will be freely tradable without restriction or further registration under the Securities Act. The remaining class A common shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold under an exemption to registration under the Securities Act. There are also contractual restrictions on some of the holders of these shares which restrict their ability to sell the shares.

   The following table summarizes approximately when the 73,873,889 shares of class A common stock that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market:

                                         Date of availability for resale into
 Number of shares % of total outstanding public market
 ---------------- ---------------------- ------------------------------------
     101,459               0.12%         After January 11, 2000, due to
                                         provisions of the federal securities
                                         laws.
   3,783,362               4.63%         180 days after the date of this
                                         prospectus due to an agreement these
                                         stockholders have with the
                                         underwriters, subject to vesting
                                         requirements listed in our 1998
                                         Restricted Stock Plan. However, the
                                         underwriters can waive this
                                         restriction and allow these
                                         stockholders to sell their shares at
                                         any time.
  69,989,068              85.69%         After July 17, 2001 upon lapse of
                                         restrictions on transfer under the
                                         stockholders' agreement, unless such
                                         restrictions are earlier waived by the
                                         parties thereto, in which case all
                                         such shares will be subject to resale
                                         subject to volume limitations and, in
                                         the case of non-affiliates, without
                                         restriction after July 17, 2000. In
                                         addition the 16,051,110 shares of our
                                         class A common stock issuable upon
                                         conversion of our class C and class D
                                         and voting preference common stock and
                                         our series F preferred stock and
                                         shares of class A common stock
                                         issuable upon conversion of our class
                                         A preferred stock are also subject to
                                         the restrictions on transfer under the
                                         Stockholders' agreement.

   These rules and contractual restrictions governing the shares' eligibility for public sale are as follows:

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned class A common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of class A common shares then outstanding, which will equal approximately816,739 class A common shares immediately after this offering; or

  . the average weekly trading volume of the class A common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

   As of October 18, 1999, we have granted to our employees and certain directors and officers options to purchase an aggregate of 552,505 shares of class A common stock, of which options to purchase 75,844 of class A common stock had vested.

   In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase class A common shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period contained in Rule 144.

   The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, may be sold:

   .  beginning 90 days after the date of this prospectus;

   . by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

  . by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Lock-up Agreements

   Our executive officers, directors, other key employees and our initial investors have signed lock-up agreements under which they agreed not to dispose of or hedge any capital stock or any securities convertible into or exchangeable for capital stock for a period of 180 days from the date of this prospectus.

Stock Options

   Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of class A common shares reserved for issuance under our stock option plan and other options issued to our employees, directors and officers. We expect the registration statement to be filed soon after the date of this prospectus and automatically to become effective upon filing. Accordingly, class A common stock registered under the registration statement will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, or, in the case of certain directors and other key employees, immediately after the 180-day lock-up agreements expire.

Registration Rights

   Commencing on the first anniversary of the completion of this offering, stockholders beneficially holding 86,037,088 shares of class A common stock prior to completion of this offering are entitled to request that we register their shares of class A common stock under the Securities Act. After these shares are registered, they will become freely tradable without restriction under the Securities Act. However, under the stockholders' agreement, these stockholders have agreed not to transfer their shares until at least July 17, 2001.

               MATERIAL U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

   Following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of the class A common stock applicable to non-U.S. holders of class A common stock. For purposes of this discussion, a non-U.S. holder is any holder of class A common stock that, for U.S. federal income tax purposes, is not a U.S. person. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service may disagree with or challenge any of the conclusions set forth in this discussion.

   For purposes of this discussion, the term U.S. person means:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  . an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

   A dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from that withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

   In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

   A non-U.S. holder that is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty may be required to submit documentation to avail itself of that treaty and may be able to obtain a refund of any excess amounts withheld by us by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

   A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of class A common stock unless:

  . the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes;

  . the non-U.S. holder is an individual who holds his or her class A common stock as a capital asset, which generally means as an asset held for investment purposes, and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  . We are or we have been a United States real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its class A common stock. We believe that we are not and will not become a United States real property holding corporation for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

   Generally, we would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the class A common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

   Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under the recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. Holder satisfies various certification requirements.

   Under current treasury regulations, the payment of the proceeds of the disposition of class A common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of class A common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  .  a U.S. person;

  .  a controlled foreign corporation for U.S. federal income tax purposes;
     or

  . a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of class A common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

   In general, the recently finalized treasury regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of class A common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final treasury regulations on an investment in the class A common stock. Those final treasury regulations are generally effective for payments made after December 31, 2000.

   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

   An individual non-U.S. holder who owns class A common stock at the time of his or her death or had made certain lifetime transfers of an interest in class A common stock will be required to include the value of that class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   The foregoing discussion is a summary of the principal U.S. federal income and estate tax consequences of the ownership, sale or other disposition of class A common stock by non-U.S. holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences of the ownership and disposition of class A common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of each underwriter.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Salomon Smith Barney Inc. .........................................
   Lehman Brothers Inc. ..............................................
   Deutsche Bank Securities Inc. .....................................
   Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...........................................
                                                                       ---------
     Total............................................................ 7,800,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price listed on the cover page of this prospectus and some of the shares to various dealers at the public
offering price less a concession not in excess of $    per share. The
underwriters may allow, and these dealers may reallow, a concession not in
excess of $    per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,170,000 additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise their option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   At our request, the underwriters will reserve up to approximately 390,000 shares of class A common stock to be sold, at the initial public offering price, to our directors, officers and employees and their friends and family members. This directed share program will be administered by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

   Our executive officers, directors, other key employees and initial investors have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of any of our capital stock, or any securities convertible into or exchangeable for our capital stock, except for shares of our class A common stock acquired in the public market following the offering by persons other than our officers and directors.

   Prior to this offering, there has been no public market for the class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the class A common stock will develop and continue after this offering.

   The following table shows the underwriting discounts and commissions we must pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of class A common stock to cover over-allotments.

                                                               Paid by TeleCorp
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share..................................................   $        $
   Total......................................................   $        $

   We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the class A common stock made for the purpose of preventing or retarding a decline in the market price of the class A common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the class A common stock to be higher than the price that would otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq national market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   Deutsche Bank Securities Inc. and Lehman Brothers Inc. have performed investment banking and advisory services for us from time to time for which they have received customary compensation and reimbursement of expenses. Among other services, they have acted as underwriters and arrangers for our senior subordinated discount notes offering and as agents and lenders under our senior credit facilities.

                                 LEGAL MATTERS

   Certain legal matters in connection with the common stock we are offering under this prospectus are being passed upon for us by McDermott, Will & Emery. The underwriters have been represented by Cravath, Swaine & Moore. Wiley, Rein & Fielding are also advising us on regulatory matters under the Federal communications laws.

                                    EXPERTS

   The consolidated balance sheets as of December 31, 1997 and 1998 and September 30, 1999, and the consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period July 29, 1996, date of our inception, to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the class A common shares. As permitted by the rules and regulations of the SEC, this prospectus omits some information, exhibits and undertakings contained in the registration statement. For further information with respect to us and the class A common shares, you should review the registration statement, including the exhibits and the financial statements to the registration statement, notes and schedules filed as a part of the registration statement. We are subject to the informational requirements of the Exchange Act. The registration statement and the exhibits and schedules to the registration statement, as well as the periodic reports and other information filed with the SEC, may be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington DC 20549, and its public reference facilities in New York, New York at the prescribed rates. You may obtain information as to the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains periodic reports, proxy and information statements and other information regarding registrants that file documents electronically with the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference.

                         INDEX TO FINANCIAL STATEMENTS

                      TELECORP PCS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets..............................................  F-3
Consolidated Statements of Operations....................................  F-4
Consolidated Statement of Changes in Stockholders' Equity (Deficit)......  F-5
Consolidated Statements of Cash Flows....................................  F-6
Notes to Consolidated Financial Statements...............................  F-8

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

Description of Unaudited Pro Forma Condensed Consolidated Financial
 Statements.............................................................. F-43
Unaudited Pro forma Condensed Consolidated Balance Sheet as of September
 30, 1999................................................................ F-44
Unaudited Pro forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 1999................................ F-45
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the Year Ended December 31, 1998........................................ F-46
Notes to the Unaudited Pro Forma Condensed Consolidated Financial
 Statements.............................................................. F-47

                       Report of Independent Accountants

To the Board of Directors and Stockholders
TeleCorp PCS Inc. and Subsidiaries and Predecessor Company:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of TeleCorp PCS Inc. and Subsidiaries and Predecessor Company (the Company) at December 31, 1997 and 1998 and September 30, 1999 and the consolidated results of their operations and their cash flows for the period July 29, 1996 (date of inception) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine month period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
McLean, Virginia

November 16, 1999

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                             December 31
                                       -------------------------  September 30,
                                          1997          1998          1999
                                       -----------  ------------  -------------
               ASSETS
Current assets:
 Cash and cash equivalents...........  $ 2,566,685  $111,732,841  $  80,410,108
 Accounts receivable, net............          --            --      17,852,412
 Inventory...........................          --        778,235     12,125,650
 Prepaid expenses....................          --      2,185,444      2,268,836
 Other current assets................       73,468     1,218,263        231,747
                                       -----------  ------------  -------------
  Total current assets...............    2,640,153   115,914,783    112,888,753
 Property and equipment, net.........    3,609,274   197,468,622    347,348,394
 PCS licenses and microwave
  relocation costs, net..............   10,018,375   118,107,256    235,759,502
 Intangible assets -- AT&T
  agreements, net....................          --     26,285,612     39,696,161
 Deferred financing costs, net.......          --      8,584,753     18,384,404
 Other assets........................       26,673       283,006        705,964
                                       -----------  ------------  -------------
  Total assets.......................  $16,294,475  $466,644,032  $ 754,783,178
                                       ===========  ============  =============
 LIABILITIES, MANDATORILY REDEEMABLE
           PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable....................  $ 3,202,295  $ 14,591,922  $  21,962,774
 Accrued expenses....................      824,164    94,872,262     38,794,385
 Microwave relocation obligation,
  current portion....................          --      6,636,369      5,297,484
 Long-term debt, current portion.....    4,881,073           --       1,340,378
 Accrued interest....................      389,079     4,490,553      3,635,106
 Deferred revenue....................          --            --       1,133,018
                                       -----------  ------------  -------------
  Total current liabilities..........    9,296,611   120,591,106     72,163,145
Long-term debt.......................    7,727,322   243,385,066    628,409,693
Microwave relocation obligation......          --      2,481,059      2,364,544
Accrued expenses.....................          --            --       5,028,943
Deferred rent........................          --        196,063        605,496
                                       -----------  ------------  -------------
  Total liabilities..................   17,023,933   366,653,294    708,571,821
                                       -----------  ------------  -------------
Mandatorily redeemable preferred
 stock, issued 367, 255,999 and
 382,478 shares, respectively; and
 outstanding, 367, 255,215 and
 382,478 shares, respectively,
 (liquidation preference $382,802,874
 as of September 30, 1999)...........    4,144,340   240,408,879    353,014,125
Deferred compensation................          --         (4,111)        (9,482)
Treasury stock, none, 784 shares, and
 none, respectively, at cost.........          --             (8)           --
Preferred stock subscriptions
 receivable..........................          --    (75,914,054)  (103,000,543)
                                       -----------  ------------  -------------
  Total mandatorily redeemable
   preferred stock, net..............    4,144,340   164,490,706    250,004,100
                                       -----------  ------------  -------------
Commitments and contingencies........
Stockholders' equity (deficit):
 Series F preferred stock, par value
  $.01 per share, none, 10,308,676
  and 14,912,778 shares issued and
  outstanding, respectively
  (liquidation preference; $443 as of
  September 30, 1999)................          --        103,087        149,128
 Common stock, par value none, for
  December 31, 1997, $.01 per share
  for December 31, 1998 and September
  30, 1999, issued 19,335, 49,357,658
  and 74,973,596 shares,
  respectively; and outstanding
  19,335, 48,805,184 and 74,973,596
  shares, respectively...............          856       493,576        749,704
 Additional paid-in capital..........          --            --       5,379,062
 Deferred compensation...............          --         (7,177)      (801,083)
 Common stock subscriptions
  receivable.........................          --        (86,221)      (190,991)
 Treasury stock, none, 552,474 shares
  and none, respectively, at cost....          --            (18)           --
 Accumulated deficit.................   (4,874,654)  (65,003,215)  (209,078,563)
                                       -----------  ------------  -------------
  Total stockholders' equity
   (deficit).........................   (4,873,798)  (64,499,968)  (203,792,743)
                                       -----------  ------------  -------------
  Total liabilities, mandatorily
   redeemable preferred stock and
   stockholders' equity (deficit)....  $16,294,475  $466,644,032  $ 754,783,178
                                       ===========  ============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          For the period
                          July 29, 1996
                             (date of       For the year ended      For the nine months ended
                          inception) to        December 31,               September 30,
                           December 31,  -------------------------  ---------------------------
                               1996         1997          1998          1998          1999
                          -------------- -----------  ------------  ------------  -------------
                                                                    (unaudited)
Revenue:
  Service revenue.......    $     --     $       --   $        --   $        --   $  18,937,031
  Equipment revenue.....          --             --            --            --      10,321,594
  Roaming revenue.......          --             --         29,231           --      18,942,080
                            ---------    -----------  ------------  ------------  -------------
    Total revenue.......          --             --         29,231           --      48,200,705
                            ---------    -----------  ------------  ------------  -------------
Operating expenses:
  Cost of revenue.......          --             --            --            --      23,086,816
  Operations and
   development..........          --             --      9,772,485     3,501,647     25,925,009
  Selling and
   marketing............        9,747        304,062     6,324,666     2,488,497     39,719,864
  General and
   administrative.......      515,146      2,637,035    26,239,119    15,884,861     38,942,446
  Depreciation and
   amortization.........           75         10,625     1,583,864       643,026     34,799,411
                            ---------    -----------  ------------  ------------  -------------
    Total operating
     expenses...........      524,968      2,951,722    43,920,134    22,518,031    162,473,546
                            ---------    -----------  ------------  ------------  -------------
    Operating loss......     (524,968)    (2,951,722)  (43,890,903)  (22,518,031)  (114,272,841)
Other (income) expense:
  Interest expense......          --         396,362    11,934,263     5,500,733     34,447,452
  Interest income.......          --         (12,914)   (4,697,233)   (2,630,576)    (4,805,133)
  Other expense.........          --             --         27,347        23,193        160,188
                            ---------    -----------  ------------  ------------  -------------
    Net loss............     (524,968)    (3,335,170)  (51,155,280)  (25,411,381)  (144,075,348)
Accretion of mandatorily
 redeemable preferred
 stock..................     (288,959)      (725,557)   (8,566,922)   (4,026,459)   (16,959,618)
                            ---------    -----------  ------------  ------------  -------------
    Net loss
     attributable to
     common equity......    $(813,927)   $(4,060,727) $(59,722,202) $(29,437,840) $(161,034,966)
                            =========    ===========  ============  ============  =============
Net loss attributable to
 common equity per
 share--Basic and
 Diluted................    $  (44.45)   $   (111.74) $      (2.19) $      (1.45) $       (2.30)
                            =========    ===========  ============  ============  =============
Weighted average common
 equity shares
 outstanding--Basic and
 Diluted................       18,313         36,340    27,233,786    20,367,373     70,089,141
                            =========    ===========  ============  ============  =============
Pro forma net loss
 attributable to common
 equity (unaudited).....                              $(75,710,500)               $(173,489,966)
                                                      ============                =============
Pro forma net loss
 attributable to common
 equity per share
 (unaudited)--Basic and
 Diluted................                              $      (1.28)               $       (2.43)
                                                      ============                =============
Pro forma weighted
 average common equity
 shares outstanding
 (unaudited)--Basic and
 Diluted................                                58,944,055                   71,362,532
                                                      ============                =============

  The accompanying notes are an integral part of these consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                       Series F
                    preferred stock      Common stock       Additional                Common stock  Treasury stock
                  ------------------- --------------------    paid-in      Deferred   subscriptions ----------------
                    Shares    Amount    Shares     Amount     capital    compensation  receivable    Shares   Amount
                  ---------- -------- ----------  --------  -----------  ------------ ------------- --------  ------
Initial
capitalization
for cash........         --  $    --       8,750  $  2,000  $       --    $     --      $     --         --    $--
Issuance of
common stock for
cash............         --       --      34,374       --           --          --            --         --     --
Accretion of
mandatorily
redeemable
preferred
stock...........         --       --         --        --           --          --            --         --     --
Net loss........         --       --         --        --           --          --            --         --     --
                  ---------- -------- ----------  --------  -----------   ---------     ---------   --------   ----
Balance,
December 31,
1996............         --       --      43,124     2,000          --          --            --         --     --
Issuance of
common stock for
cash............         --       --       6,875       --           --          --            --         --     --
Accretion of
mandatorily
redeemable
preferred
stock...........         --       --         --        --           --          --            --         --     --
Noncash
redemption of
equity
interests.......         --       --     (30,664)   (1,144)         --          --            --         --     --
Net loss........         --       --         --        --           --          --            --         --     --
                  ---------- -------- ----------  --------  -----------   ---------     ---------   --------   ----
Balance,
December 31,
1997............         --       --      19,335       856          --          --            --         --     --
Noncash
redemption of
equity
interests.......         --       --     (19,335)     (856)         --          --            --         --     --
Issuance of
preferred and
common stock for
cash, licenses
and AT&T
agreements......  10,308,676  103,087 46,262,185   462,622          --          --        (86,221)       --     --
Accretion of
mandatorily
redeemable
preferred
stock...........         --       --         --        --           --          --            --         --     --
Noncash issuance
of restricted
stock to
employees.......         --       --   3,095,473    30,954          --      (10,018)          --         --     --
Repurchase of
common stock for
cash............         --       --         --        --           --        1,787           --    (552,473)   (18)
Amortization of
deferred
compensation....         --       --         --        --           --        1,054           --         --     --
Net loss........         --       --         --        --           --          --            --         --     --
                  ---------- -------- ----------  --------  -----------   ---------     ---------   --------   ----
Balance,
December 31,
1998............  10,308,676  103,087 49,357,658   493,576          --       (7,177)      (86,221)  (552,473)   (18)
Issuance of
preferred stock
and common stock
for cash and
licenses........   4,604,102   46,041 23,231,330   232,313   21,550,730         --       (104,770)       --     --
Accretion of
mandatorily
redeemable
preferred
stock...........         --       --         --        --   (16,959,618)        --            --         --     --
Noncash issuance
of restricted
stock to
employees.......         --       --   2,384,607    23,815      787,950    (800,792)          --     959,259     31
Amortization of
deferred
compensation....         --       --         --        --           --        5,582           --         --     --
Repurchase of
common stock for
cash............         --       --         --        --           --        1,304           --    (406,786)   (13)
Net loss........         --       --         --        --           --          --            --         --     --
                  ---------- -------- ----------  --------  -----------   ---------     ---------   --------   ----
Balance,
September 30,
1999 ...........  14,912,778 $149,128 74,973,595  $749,704  $ 5,379,062   $(801,083)    $(190,991)       --    $--
                  ========== ======== ==========  ========  ===========   =========     =========   ========   ====
                   Accumulated
                     deficit         Total
                  -------------- --------------
Initial
capitalization
for cash........  $         --   $       2,000
Issuance of
common stock for
cash............            --             --
Accretion of
mandatorily
redeemable
preferred
stock...........       (288,959)      (288,959)
Net loss........       (524,968)      (524,968)
                  -------------- --------------
Balance,
December 31,
1996............       (813,927)      (811,927)
Issuance of
common stock for
cash............            --             --
Accretion of
mandatorily
redeemable
preferred
stock...........       (725,557)      (725,557)
Noncash
redemption of
equity
interests.......            --          (1,144)
Net loss........     (3,335,170)    (3,335,170)
                  -------------- --------------
Balance,
December 31,
1997............     (4,874,654)    (4,873,798)
Noncash
redemption of
equity
interests.......            --            (856)
Issuance of
preferred and
common stock for
cash, licenses
and AT&T
agreements......       (383,636)        95,852
Accretion of
mandatorily
redeemable
preferred
stock...........     (8,566,922)    (8,566,922)
Noncash issuance
of restricted
stock to
employees.......        (20,936)           --
Repurchase of
common stock for
cash............         (1,787)           (18)
Amortization of
deferred
compensation....            --           1,054
Net loss........    (51,155,280)   (51,155,280)
                  -------------- --------------
Balance,
December 31,
1998............    (65,003,215)   (64,499,968)
Issuance of
preferred stock
and common stock
for cash and
licenses........            --      21,724,314
Accretion of
mandatorily
redeemable
preferred
stock...........            --     (16,959,618)
Noncash issuance
of restricted
stock to
employees.......            --          11,004
Amortization of
deferred
compensation....            --           5,582
Repurchase of
common stock for
cash............                         1,291
Net loss........   (144,075,348)  (144,075,348)
                  -------------- --------------
Balance,
September 30,
1999 ...........  $(209,078,563) $(203,792,743)
                  ============== ==============

  The accompanying notes are an integral part of these consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ------------

                          For the period
                          July 29, 1996         For the year
                             (date of              ended               For the nine months ended
                          inception) to         December 31                  September 30,
                           December 31,  ---------------------------  -----------------------------
                               1996          1997          1998           1998            1999
                          -------------- ------------  -------------  -------------  --------------
                                                                       (unaudited)
Cash flows from
 operating activities:
 Net loss...............    $ (524,968)  $ (3,335,170) $ (51,155,280) $ (25,411,381) $ (144,075,348)
 Adjustment to reconcile
  net loss to net cash
  used in operating
  activities:
 Depreciation and
  amortization..........            75         10,625      1,583,864        643,026      34,799,411
 Noncash compensation
  expense associated
  with the issuance of
  restricted common
  stock and preferred
  stock.................           --             --           1,664            --              --
 Noncash interest
  expense associated
  with issuance of
  Lucent Notes and
  senior subordinated
  discount notes........           --             --         460,400        247,900      19,533,603
 Allowance for bad debt
  expense...............           --             --             --             --        1,022,267
 Noncash general and
  administrative expense
  charge by affiliates..           --             --         196,622            --              --
 Amortization of
  deferred financing
  costs.................           --             --         524,924        232,398       1,199,642
 Amortization of
  discount on notes
  payable...............           --         134,040        197,344        142,696         261,796
 Changes in cash flow
  from operations
  resulting from changes
  in assets and
  liabilities:
 Accounts receivable....           --             --             --             --      (17,923,554)
 Inventory..............           --             --        (778,235)           --      (11,347,415)
 Prepaid expenses.......           --             --      (2,185,444)      (885,463)        (83,392)
 Other current assets...       (21,877)       (51,591)    (1,144,795)      (135,573)        997,337
 Other assets...........           --         (26,673)      (256,333)      (210,413)        715,246
 Accounts payable.......        98,570        618,889     11,389,627      7,831,768      11,137,988
 Accrued expenses.......           --             --       9,145,111      7,636,992      15,591,173
 Deferred rent..........           --             --         196,063        105,388         409,433
 Accrued interest.......           --         257,682      2,046,432        569,409        (946,588)
 Deferred revenue.......           --             --             --             --        1,133,018
                            ----------   ------------  -------------  -------------  --------------
  Net cash used in
   operating
   activities...........      (448,200)    (2,392,198)   (29,778,036)    (9,233,253)    (87,575,383)
                            ----------   ------------  -------------  -------------  --------------
Cash flows from
 investing activities:
 Expenditures for
  network under
  development, wireless
  network and property
  and equipment.........          (904)    (1,134,234)  (107,542,189)   (38,502,943)   (245,528,171)
 Capitalized interest on
  network under
  development and
  wireless network......           --             --        (227,000)           --       (4,478,356)
 Expenditures for
  microwave relocation..           --             --      (3,339,410)    (1,966,669)     (5,678,837)
 Purchase of PCS
  licenses..............           --             --     (21,000,000)   (21,000,000)    (72,390,417)
 Deposit on PCS
  licenses..............    (7,500,000)           --             --             --      (43,647,343)
 Partial refund of
  deposit on PCS
  licenses..............           --       1,561,702            --             --       11,361,351
 Purchase of
  intangibles--AT&T
  agreements............           --             --             --             --      (16,144,725)
                            ----------   ------------  -------------  -------------  --------------
  Net cash (used in)
   provided by investing
   activities...........    (7,500,904)       427,468   (132,108,599)   (61,469,612)   (376,506,498)
                            ----------   ------------  -------------  -------------  --------------
Cash flows from
 financing activities:
 Proceeds from sale of
  mandatorily redeemable
  preferred stock.......     7,500,000      1,500,000     26,661,420     14,036,700      64,520,902
 Receipt of preferred
  stock subscription
  receivable............           --             --             --             --        3,740,068
 Direct issuance costs
  from sale of
  mandatorily redeemable
  preferred stock.......           --             --      (1,027,694)    (1,027,694)     (2,500,000)
 Proceeds from sale of
  common stock..........         2,000            --          38,305         38,305      21,724,314
 Proceeds from long-term
  debt..................       498,750      2,808,500    257,491,500    255,390,954     397,635,000
 Purchases of treasury
  shares................           --             --             (26)            (7)            (19)
 Payments on notes
  payable...............           --             --      (2,072,573)    (2,072,573)    (40,223,611)
 Payments of deferred
  financing costs.......           --             --      (9,109,677)    (9,109,677)    (10,999,293)
 Net increase (decrease)
  in amounts due to
  affiliates............           --         171,269       (928,464)      (824,164)     (1,138,213)
                            ----------   ------------  -------------  -------------  --------------
  Net cash provided by
   financing
   activities...........     8,000,750      4,479,769    271,052,791    256,431,844     432,759,148
                            ----------   ------------  -------------  -------------  --------------
Net increase (decrease)
 in cash and cash
 equivalents............        51,646      2,515,039    109,166,156    185,728,979     (31,322,733)
Cash and cash
 equivalents at the
 beginning of period....           --          51,646      2,566,685      2,566,685     111,732,841
                            ----------   ------------  -------------  -------------  --------------
Cash and cash
 equivalents at the end
 of period..............    $   51,646   $  2,566,685  $ 111,732,841  $ 188,295,664  $   80,410,108
                            ==========   ============  =============  =============  ==============

  The accompanying notes are an integral part of these consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

                         For the period
                         July 29, 1996                            For the nine months
                            (date of      For the year ended             ended
                         inception) to       December 31,            September 30,
                          December 31,  ----------------------- -----------------------
                              1996         1997        1998        1998        1999
                         -------------- ---------- ------------ ----------- -----------
                                                                (unaudited)
Supplemental disclosure
 of cash flow
 information:
  Cash paid for income
   taxes................    $    --     $      --  $        --  $       --  $       --
  Cash paid for
   interest.............    $    --     $      --  $  9,785,829 $       --  $14,569,654
Supplemental disclosure
 of non-cash investing
 and financing
 activities:
  Network under
   development and
   microwave relocation
   costs included in
   accounts payable and
   accrued expenses.....    $    --     $2,484,836 $ 98,091,667 $27,000,000 $14,857,198
  Issuance of
   mandatorily
   redeemable preferred
   stock and preferred
   stock in exchange for
   PCS licenses and AT&T
   agreements...........    $    --     $      --  $100,900,000 $       --  $ 2,674,130
  Issuance of
   mandatorily
   redeemable preferred
   stock and common
   stock in exchange for
   stock subscriptions
   receivable..........     $    --     $      --  $ 76,000,275 $       --  $27,191,259
  U.S. Government
   financing of PCS
   licenses.............    $    --     $9,192,938 $        --  $       --  $11,550,645
  Discount on U.S.
   Government
   financing............    $    --     $1,599,656 $        --  $       --  $ 1,630,562
  Conversion of notes
   payable to
   stockholders into
   preferred stock......    $    --     $  498,750 $ 25,300,000 $       --  $       --
  Accretion of preferred
   stock dividends......    $288,959    $  725,557 $  8,566,922 $ 4,026,459 $16,959,618
  Elimination of equity
   interests in Holding
   for equity interests
   in TeleCorp..........    $    --     $      --  $  4,369,680 $       --  $21,886,073
  Redemption of equity
   interests............    $    --     $6,370,070 $        --  $       --  $       --
  Distribution of net
   assets to
   affiliates...........    $    --     $3,644,602 $        --  $       --  $       --
  Notes payable to
   affiliates...........    $    --     $2,725,468 $        --  $       --  $       --
  Capitalized interest..    $    --     $  131,397 $  2,055,043 $       --  $ 4,542,033

  The accompanying notes are an integral part of these consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ------------

   The consolidated financial statements and the Notes have been adjusted to give effect to the stock split as described in Note 16.

1. Organization

   TeleCorp Holding Corp., Inc. (Holding) was incorporated in the State of Delaware on July 29, 1996 (date of inception). Holding was formed to participate in the Federal Communications Commission's (FCC) Auction of F-Block Personal Communications Services (PCS) licenses (the Auction) in April 1997. Holding successfully obtained licenses in the New Orleans, Memphis, Beaumont, Little Rock, Houston, Tampa, Melbourne and Orlando Basic Trading Areas (BTAs). Holding qualifies as a Designated Entity and Very Small Business under Part 24 of the rules of the FCC applicable to broadband PCS.

   In April 1997, Holding entered into an agreement to transfer the PCS licenses for the Houston, Tampa, Melbourne and Orlando BTAs to four newly-formed entities created by Holding's existing stockholder group: THC of Houston, Inc.; THC of Tampa, Inc.; THC of Melbourne, Inc.; and THC of Orlando, Inc. These licenses were transferred along with the related operating assets and liabilities in exchange for investment units consisting of Class A, B and C common stock and Series A preferred stock in August 1997. Concurrently, Holding distributed the investment units, on a pro rata basis, in a partial stock redemption to Holding's existing stockholder group and issued an aggregate of approximately $2.7 million in affiliate notes payable (see Note 5) to the newly-formed entities. As a result of this distribution, Holding no longer retains any ownership equity interest in the newly-formed entities. Because the above transaction was non-monetary in nature and occurred between entities with the same stockholder group, the transaction was accounted for at historical cost (see Note 14).

   TeleCorp PCS, Inc. (TeleCorp) was incorporated in the State of Delaware on November 14, 1997 by the controlling stockholders of Holding. TeleCorp will be the exclusive provider of wireless mobility services in its licensed regions in connection with a strategic alliance with AT&T Corporation and its affiliates (collectively AT&T). Upon finalization of the AT&T Transaction, Holding became a wholly-owned subsidiary of TeleCorp (see Note 6).

   TeleCorp has various wholly-owned subsidiaries which includes TeleCorp Communications, Inc., TeleCorp LLC and Holding. TeleCorp receives services from TeleCorp Management Corp., an affiliate company owned by two officers and stockholders of TeleCorp (see Note 14).

2. Summary of Significant Accounting Policies

 Basis of presentation

   Holding was formed to explore various business opportunities in the wireless telecommunications industry. TeleCorp was formed to continue the activity of Holding through its strategic alliance with AT&T. Since inception, Holding's and TeleCorp's activities have consisted principally of hiring a management team, raising capital, negotiating strategic business relationships, participating in the Auction and operating wireless networks. Consequently, for purposes of the accompanying financial statements, Holding has been treated as a "predecessor" entity. Therefore, the financial statements as of December 31, 1997 and for the period July 29, 1996 to December 31, 1996 and for the year ended December 31, 1997 include the historical financial information of Holding, the predecessor entity. The financial statements as of and for the year ended December 31, 1998 and for all periods thereafter, include the historical financial information of Holding and TeleCorp. The Chief Executive Officer and President of Holding maintain the positions of Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively, of TeleCorp. In addition, these

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

officers own a majority of the voting stock of TeleCorp and, prior to the finalization of the AT&T Transaction, owned a majority of the voting stock of Holding. As a result of this relationship, certain financing relationships and the similar nature of business activities, Holding and TeleCorp are considered companies under common control. Therefore, the accompanying financial statements incorporate the combined business activities of Holding and TeleCorp. Collectively, TeleCorp and Holding are referred to as the Company in the accompanying consolidated financial statements.

 Unaudited Interim Financial Information

   The unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 1998, and related footnotes, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, the interim data includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the results for the interim period.

 Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which includes TeleCorp Communications, Inc., TeleCorp LLC and Holding. All intercompany accounts and transactions have been eliminated in consolidation. For the nine months ended September 30, 1999, the Company has consolidated the results of Viper Wireless, Inc. since the Company's absence of voting control is considered temporary (see Notes 7 and 17).

 Development Stage Company

   Prior to January 1, 1999, the Company's activities principally have been planning and participation in the Auction, initiating research and development, conducting market research, securing capital and developing its proposed service and network. Since the Auction, the Company has been relying on the borrowing of funds and the issuance of common and preferred stock rather than recurring revenues, for its primary sources of cash flow. Accordingly, the Company's financial statements for all periods prior to January 1, 1999 were presented as a development stage enterprise, as prescribed by Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." In the first quarter of 1999, the Company commenced operations in the New Orleans, Memphis and Little Rock BTA's and began providing wireless mobility services for its customers. As a result, the Company exited the development stage in the quarter ended March 31, 1999.

   The Company incurred cumulative losses through September 30, 1999 of approximately $199,000,000. The Company expects to continue to incur significant operating losses and to generate negative cash flow from operating activities for at least the next several years while it constructs its network and develops its customer base. The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control. These factors include: (1) the cost of constructing its network, (2) changes in technology, (3) changes in governmental regulations, (4) the level of demand for wireless communications services, (5) the product offerings, pricing strategies and other competitive factors of the Company's competitors and (6) general economic conditions. If the Company's is unable to implement its business plan successfully, it may not be able to eliminate operating losses, generate

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

positive cash flow or achieve or sustain profitability which would materially adversely affect its business, operations and financial results as well as its ability to make payments on its debt obligations.

 Fair Value of Financial Instruments

   The Company believes that the carrying amount of its financial instruments approximate fair value.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company has invested its excess cash in overnight sweep accounts and U.S. Treasury obligations. The Company has not experienced any losses on its cash and cash equivalents.

 Cash Equivalents

   The Company considers all highly liquid instruments with a maturity from purchase date of three months or less to be cash equivalents. Cash equivalents consist of overnight sweep accounts and U.S. Treasury obligations.

 Revenue Recognition

   The Company earns revenue by providing wireless mobility services to both its subscribers and subscribers of other wireless carriers traveling in the Company's service area, as well as sale of equipment and accessories.

   Wireless mobility services revenue consists of monthly service fees, activation fees, airtime and long distance revenue. Generally, access fees, airtime and long distance charges are billed monthly and are recognized when service is provided. Prepaid service revenue is collected in advance, is recorded as deferred revenue and recognized as service is provided.

   Roaming revenue consists of the airtime and long distance charged to the subscribers of other wireless carriers for use of the Company's network while traveling in the Company's service area and is recognized when the service is rendered.

   Equipment revenue is recognized upon delivery of the equipment to the customer and when future obligations are no longer significant.

 PCS Licenses and Microwave Relocation Costs

   PCS licenses include costs incurred, including capitalized interest related to the U.S. Government financing, to acquire FCC licenses in the 1850-1990 MHz radio frequency band. Interest capitalization on the

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

U.S. Government financing began when the activities necessary to get the Company's network ready for its intended use were initiated and concluded when the wireless networks were ready for intended use. The PCS licenses are issued conditionally for ten years. Historically, the FCC has granted license renewals providing the licensees have complied with applicable rules, policies and the Communications Act of 1934, as amended. The Company believes it has complied with and intends to continue to comply with these rules and policies.

   As a condition of each PCS license, the FCC requires each license-holder to relocate existing microwave users (Incumbents) within the awarded spectrum to microwave frequencies of equal capacity. Microwave relocation costs include the actual and estimated costs incurred to relocate the Incumbent's microwave links affecting the Company's licensed frequencies.

   PCS licenses, microwave relocation costs, and capitalized interest consist of the following:

                                               December 31,       September 30,
                                            1997         1998         1999
                                         ----------- ------------ -------------
   PCS licenses......................... $ 9,886,978 $104,736,978 $220,873,613
   Microwave relocation costs...........         --    12,456,838   15,597,399
   Capitalized interest.................     131,397      913,440    1,004,581
                                         ----------- ------------ ------------
                                          10,018,375  118,107,256 $237,475,593
   Accumulated amortization.............         --           --    (1,716,091)
                                         ----------- ------------ ------------
                                         $10,018,375 $118,107,256 $235,759,502
                                         =========== ============ ============

   The Company began amortizing the cost of the PCS licenses, microwave relocation costs, and capitalized interest in March 1999, when PCS services commenced in certain BTAs. Amortization is calculated using the straight-line method over 40 years. Amortization expense for the nine months ended September 30, 1999 was $1,716,091.

 Property and Equipment and Network Under Development

   Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the following estimated useful lives:

   Computer equipment.............. 3 to 5 years
   Network under development and
    wireless network............... 5 to 10 years upon commencement of service
   Internal use software........... 3 years
   Furniture, fixtures and office
    equipment...................... 5 years
   Leasehold improvements.......... Lesser of useful life or lease term

   Expenditures for repairs and maintenance are charged to operations when incurred. Gains and losses from disposals, if any, are included in the statements of operations. Network under development includes all costs related to engineering, cell site acquisition, site development, interest expense and other development costs being incurred to ready the Company's wireless network for use.

   Internal and external costs incurred to develop the Company's billing, financial systems and other internal applications during the application development stage are capitalized as internal use software. All costs incurred prior to the application development stage are expensed as incurred. Training costs and all post implementation internal and external costs are expensed as incurred.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

 Intangible assets--AT&T Agreements

   The AT&T Agreements consist of the fair value of various agreements with AT&T (see Note 6) exchanged for mandatorily redeemable preferred stock and Series F preferred stock (see notes 6 and 7). The AT&T Agreements are amortized on a straight-line basis over the related contractual terms, which range from three to ten years. Amortization on the AT&T Exclusivity Agreement, Long Distance Agreement and the Intercarrier Roamer Services Agreement began once wireless services were available to its customers. Amortization of the Network Membership License Agreement began on July 17, 1998, the date of the finalization of the AT&T Transaction. During 1999, the Company completed acquisitions for additional licenses (see Note 7).

 Inventory

   Inventory consists of the following:

                                                       December 31,
                                                       -------------
                                                                      September
                                                                         30,
                                                       1997   1998      1999
                                                       ---- -------- -----------
Handsets.............................................. $--  $778,235 $11,355,389
Accessories...........................................  --       --      770,261
                                                       ---- -------- -----------
  Total inventory..................................... $--  $778,235 $12,125,650
                                                       ==== ======== ===========

Inventory is valued at the lower of cost or market and is recorded net of an allowance for obsolescence. No allowance for obsolescence has been recorded as of December 31, 1998 and September 30, 1999.

 Deferred Financing Costs

   In connection with entering into the credit facility and the senior-subordinated discount rates (see Note 5), the Company incurred certain debt issuance costs. The Company has capitalized financing costs of $9,109,677 and $20,108,970, as of December 31, 1998 and September 30, 1999, respectively. The financing costs are being amortized using the straight line method over the term of the credit facility. For the year ended December 31, 1998 and for the nine months ended September 30, 1999, the Company recorded interest expense related to the amortization of the deferred financing costs of $524,924 and $1,199,642, respectively.

 Long-Lived Assets

   The Company periodically evaluates the recoverability of the carrying value of property and equipment, network under development, intangible assets, PCS licenses and microwave relocation costs. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and future and undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of the present value of expected future cash flows are less than the assets' carrying value. No such impairment losses have been recognized to date.

 Income Taxes

   The Company accounts for income taxes in accordance with the liability method. Deferred income taxes are recognized for tax consequences in future years for differences between the tax bases of assets and

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. The provision for income taxes consists of the current tax provision and the change during the period in deferred tax assets and liabilities.

 Start-Up and Advertising Costs

   Start-up costs are expensed as incurred. The Company expenses production costs of print, radio and television advertisements and other advertising costs as such costs are incurred. Advertising expenses in selling and marketing for 1996, 1997, and 1998 were insignificant. Advertising expenses in selling and marketing were $9,331,592 for the nine months ended September 30, 1999.

 Interest Rate Swaps

   The Company uses interest swaps to hedge the effects of fluctuations in interest rates from their Senior Credit Facility (see Note 5). These transactions meet the requirements for hedge accounting, including designation and correlation. The interest rate swaps are managed in accordance with the Company's policies and procedures. The Company does not enter into these transactions for trading purposes. The resulting gains or losses, measured by quoted market prices, are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of hedged transactions are expensed. Gains or losses associated with interest rate swaps are computed as the difference between the interest expense per the amount hedged using the fixed rate compared to a floating rate over the term of the swap agreement. As of December 31, 1998, the Company has entered into six interest rate swap agreements with various commercial lenders totaling a notional amount of $225,000,000 to convert the Company's variable rate debt of LIBOR plus 3.25% to fixed rate debt. The six outstanding interest rate swap contracts fix LIBOR at annual interest rates from 5.20% to 5.26%. The contracts mature in September of 2003. The interest rate swaps had no material impact on the consolidated financial statements as of and for the year ended December 31, 1998 and as of and for the nine months ended September 30, 1999.

 Segment Reporting

   The Company presently operates in a single business segment as a provider of wireless mobility services in its licensed regions primarily in the south-central and northeastern United States. The Company operates in various MTAs including New Orleans, LA, Memphis, TN, Little Rock, AK, Boston, MA and Puerto Rico.

 Stock Compensation

   The Company periodically issues restricted stock awards to its employees. Upon reaching a measurement date, the Company records deferred compensation equal to the estimated fair value of the stock award. Deferred compensation is amortized to compensation expense over the related vesting period.

 Recently Issued Accounting Standards

   In July 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 137, "Deferral of the Effective Date of FAS 133" which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has not determined the effect of adopting this standard.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


 Net Loss Attributable to Common Equity Per Share and Pro Forma Net Loss Attributable to Common Equity Per Share

   The Company computes net loss attributable to common equity per share in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS No. 128 and SAB 98, basic net loss attributable to common equity per share is computed by dividing the net loss attributable to common equity for the period by the weighted average number of common equity shares outstanding during the period, which includes Series F Preferred Stock and all classes of Common Stock. Diluted net loss attributable to common equity per share is computed by dividing the net loss attributable to common equity for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. As the Company had a net loss attributable to common equity in each of the periods presented, basic and diluted net loss attributable to common equity per share are the same. Pro forma basic and diluted net loss attributable to common equity per share has been calculated assuming the completion of our pending acquisitions of Telecorp LMDS, Inc., the finalization of the share issuance of Viper Wireless, Inc. (see Note 17) and the completed acquisitions (see Note 7) as if these acquisitions were in effect in the periods presented. As the Company had a net loss attributable to common equity in each of the periods presented, pro forma basic and diluted net loss attributable to common equity per share is the same.

3. Property and Equipment

   Property and equipment consists of the following:

                                            December 31,
                                       ------------------------
                                                                  September
                                                                     30,
                                          1997         1998          1999
                                       ----------  ------------  ------------
   Wireless network................... $      --   $        --   $306,052,853
   Network under development..........  3,269,793   170,885,628    17,736,768
   Computer equipment.................    328,875    10,115,063    14,999,193
   Internal use software..............        --     11,161,142    19,421,145
   Leasehold improvements.............        --      3,204,623    10,516,173
   Furniture, fixtures and office
    equipment.........................     21,306     2,924,233     8,574,678
   Land...............................        --            --         48,800
                                       ----------  ------------  ------------
                                        3,619,974   198,290,689   377,349,610
   Accumulated depreciation...........    (10,700)     (822,067)  (30,001,216)
                                       ----------  ------------  ------------
                                       $3,609,274  $197,468,622  $347,348,394
                                       ==========  ============  ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


4. Accrued Expenses

   Accrued expenses consist of the following:

                                                   December 31,
                                               --------------------
                                                                     September
                                                                        30,
                                                 1997      1998        1999
                                               -------- ----------- -----------
   Property and equipment..................... $    --  $85,634,829 $14,947,063
   Sales taxes................................      --          --    9,759,041
   Consulting services........................      --    4,237,411   3,279,878
   Bonuses and vacation.......................      --    2,386,317   4,425,633
   Engineering................................      --      676,893   1,079,395
   Selling and marketing......................      --      346,552   2,009,731
   Inventory..................................      --          --    3,381,724
   Legal fees.................................      --      402,893     809,956
   Other......................................  824,164   1,187,367   4,130,907
                                               -------- ----------- -----------
                                                824,164  94,872,262  43,823,328
   Less: non-current portion..................      --          --    5,028,943
                                               -------- ----------- -----------
                                               $824,164 $94,872,262 $38,794,385
                                               ======== =========== ===========

5. Long-term Debt

   Long-term debt consists of the following:

                                             December 31,
                                       -------------------------
                                                                  September
                                                                     30,
                                          1997          1998         1999
                                       -----------  ------------ ------------
   Senior subordinated discount
    notes............................. $       --   $        --  $344,351,212
   Senior credit facilities...........         --    225,000,000  225,000,000
   Lucent notes payable...............         --     10,460,400   42,515,924
   U.S. Government financing..........   7,727,322     7,924,666   17,882,935
   Notes payable to stockholders......   2,808,500           --           --
   Notes payable to affiliates........   2,072,573           --           --
                                       -----------  ------------ ------------
                                        12,608,395   243,385,066  629,750,071
   Less: current portion..............  (4,881,073)          --     1,340,378
                                       -----------  ------------ ------------
                                       $ 7,727,322  $243,385,066 $628,409,693
                                       ===========  ============ ============

 Senior Subordinated Discount Notes

   On April 23, 1999, the Company completed the issuance and sale of 11 5/8% Senior Subordinated Discount Notes (the Notes) with an aggregate principal amount at maturity of $575,000,000. The total gross proceeds from the sale of the Notes were $327,635,000. Offering expenses consisting of underwriting, printing, legal and accounting fees totaled $10,999,293. The Notes mature April 15, 2009, unless previously redeemed by the Company. As interest accrues, it will be added to the principal as an increase to interest expense and the carrying value of the Notes until April 15, 2004. The Company will begin paying interest semi-annually on April 15 and October 15 of each year beginning October 15, 2004. The Notes are not collateralized. The Notes

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

are subordinate to all of the Company's existing and future senior debt and ranks equally with all other senior subordinated debt, and ranks senior to all of the Company's existing and future subordinated debt. The Notes are guaranteed by the Company's wholly owned subsidiary, TeleCorp Communications, Inc. (see Note 16). As of September 30, 1999 accrued interest added to the principal was $16,716,212.

 Senior Credit Facilities

   In July 1998, the Company entered into a credit facility (the Senior Credit Facility) with a group of commercial lenders, under which the Company may borrow up to $525,000,000, in the aggregate, consisting of (i) up to $150,000,000 in revolving loans (the Senior Revolving Credit Facility) with a maturity date of January 2007, (ii) a $150,000,000 term loan (the Tranche A Term Loan) with a maturity date of January 2007, and (iii) a $225,000,000 term loan (the Tranche B Term Loan) with a maturity date of January 2008. A total of $225,000,000 of indebtedness from the Tranche B Term Loan was outstanding as of December 31, 1998 and September 30, 1999. The Senior Credit Facility also provides for an uncommitted $75,000,000 senior term loan (the Expansion Facility) with a maturity date of January 2008.

   Beginning in September 2002, principal repayments will be made in 18 quarterly installments for the Tranche A Term Loan and 22 quarterly installments for the Tranche B Term Loan. Quarterly principal repayments for the Tranche A Term Loan are as follows: first six, $3,750,000; next four, $9,375,000; last eight, $11,250,000. Quarterly principal repayments for the Tranche B Term Loan are as follows: first 18, $562,500, last four, $53,718,750. Interest payments on the senior credit facility are made quarterly. The Senior Credit Facility contains a prepayment provision whereby certain amounts borrowed must be repaid upon the occurrence of certain specified events.

   The commitment to make loans under the Tranche A Term loan will terminate in July 2001, or earlier if elected by the Company. Beginning in April 2005, the commitment to make loans under the Senior Revolving Credit Facility will be permanently reduced on a quarterly basis through April 2007 as follows: first four reductions, $12,500,000; last four reductions $25,000,000. The unpaid principal on the Senior Revolving Credit Facility is due January 2007. In July 2000, if the undrawn portion of the Tranche A Term Loan exceeds $50,000,000 the amount of the Tranche A Term Loan will be automatically reduced by such excess.

   The interest rate applicable to the Senior Credit Facility is based on, at the Company's option, (i) LIBOR (Eurodollar Loans) plus the Applicable Margin, as defined, or (ii) the higher of the administrative agent's prime rate or the Federal Funds Effective Rate (ABR Loans), plus the Applicable Margin, as defined. The Applicable Margin for Eurodollar Loans will range from 125 to 325 basis points based upon certain events by the Company, as specified. The Applicable Margin for ABR Loans will range from 25 to 225 basis points based upon certain events by the Company, as specified. At December 31, 1998, the interest rate applicable to the Tranche B Term Loan was 8.75% and interest incurred for the year ended December 31, 1998 was $9,210,187 of which $7,710,187 was expensed and $1,500,000 was capitalized. At September 30, 1999, the interest rate applicable to the Tranche B Term Loan was 8.48%, and for the nine months ended September 30, 1999 interest incurred on the Tranche B Term Loan was $14,093,750 of which $9,615,395 was expensed and $4,478,355 was capitalized.

   The loans from the Senior Credit Facility are subject to an annual commitment fee which ranges from 0.50% to 1.25% of the available portion of the Tranche A Term Loan and the Senior Revolving Credit Facility. The Company has expensed $3,305,905 and $2,863,252, for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively, related to these bank commitment fees. The Senior Credit Facility requires the Company to purchase interest rate hedging contracts covering amounts equal to at least

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

50% of the total amount of the outstanding indebtedness of the Company. As of December 31, 1998 and September 30, 1999, the Company hedged 100% of its outstanding indebtedness of $225,000,000 to take advantage of favorable interest rate swaps. The six outstanding interest rate swap contracts fix LIBOR at annual interest rates from 5.20% to 5.26%. The contracts mature in September of 2003.

   Initially, borrowings under the Senior Credit Facility are subject to a maximum Senior Debt to Total Capital ratio, as defined, of 50%. This ratio is increased to 55% if certain specified operating benchmarks are achieved. In addition, the Company must comply with certain financial and operating covenants. The financial covenants include various debt to equity, debt to EBITDA, interest coverage, and fixed charge coverage ratios, as defined in the Senior Credit Facility. The operating covenants include minimum subscribers, minimum aggregate service revenue, minimum coverage of population and maximum capital expenditure thresholds. As of December 31, 1998 and September 30, 1999, the Company was in compliance with these covenants.

   The Company may utilize the Expansion Facility as long as the Company is not in default of the Senior Credit Facility and is in compliance with each of the financial covenants. However, none of the lenders are required to participate in the Expansion Facility.

   The Senior Credit Facility is collateralized by substantially all of the assets of the Company. In addition, the Senior Credit Facility has been guaranteed by the Company's subsidiaries and shall be guaranteed by subsequently acquired or organized domestic subsidiaries of the Company.

 Lucent Note Agreements

   In May 1998, the Company entered into a Note Purchase Agreement (the Lucent Note Agreement) with Lucent Technologies, Inc. (Lucent) which provides for the issuance of increasing rate 8.5% Series A (the Series A Notes) and 10.0% Series B (the Series B Notes) junior subordinated notes (the Subordinated Notes) with an aggregate face value of $80,000,000. The aggregate face value of the Subordinated Notes shall decrease dollar for dollar, upon the occurrence of certain events as defined in the Lucent Note Agreement. The proceeds of the Subordinated Notes are to be used to develop the Company's network in certain designated areas. As of December 31, 1998, the Company had $10,460,400 outstanding under the Series A Notes. As of September 30, 1999, the Company had $42,515,924 outstanding under the Series A Notes. During the nine months ended September 30, 1999, the Company borrowed and repaid $40,000,000 on the Lucent Series B Notes plus $227,778 of accrued interest. Interest expense for the year ended December 31, 1998 and for the nine months ended September 30, 1999 was $460,000 and $2,283,302, respectively.

   The Series A and Series B Notes will not amortize and will have a maturity date six months after the final maturity of the Company's high yield debt offering, but in no event later than May 1, 2012. The Series A Notes will have a mandatory redemption at par plus accrued interest from the proceeds of a subsequent equity offering to the extent the net proceeds exceed an amount identified in the Lucent Note Agreement. If the Series A Notes and Series B Notes are not redeemed in full by January 2001 and January 2000, respectively, the interest rate on each note will increase by 1.5% per annum on January 1. However, the interest rate applicable to the Subordinated Notes shall not exceed 12.125%. Interest payable on the Series A Notes and the Series B Notes on or prior to May 11, 2004 shall be payable in additional Series A and Series B Notes. Thereafter, interest shall be paid in arrears in cash on each six month and yearly anniversary of the Series A and Series B closing date or, if cash interest payments are prohibited under the Senior Credit Facility and/or the Senior Subordinated Discount Notes, in additional Series A and Series B Notes. As of December 31, 1998 and September 30, 1999, interest accrued under the Series A Notes of $460,400 and $2,515,924, respectively has been included in long-term debt.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   The Company may redeem the Subordinated Notes held by Lucent or any of its affiliates at any time. The Series A Notes that are not held by Lucent or any of its affiliates may be redeemed by the Company prior to May 2002 and after May 2007. The Series B Notes that are not held by Lucent or any of its affiliates may be redeemed by the Company prior to May 2000 and after May 2005. Any redemption after May 2007, in the case of the Series A Notes, and May 2005, in the case of the Series B Notes, shall be subject to an interest rate premium, as specified. All of the outstanding notes under the Lucent Note Agreement as of December 31, 1998 and September 30, 1999 are held by Lucent. The Company must comply with certain operating covenants. As of December 31, 1998 and September 30, 1999, the Company was in compliance with these operating covenants.

   In addition, Lucent has agreed to make available up to an additional $80,000,000 of junior subordinated vendor financing in amounts up to 30% of the value of the equipment, software and services provided by Lucent in connection with any additional markets the Company acquires, subject to certain conditions as specified (the Vendor Expansion Facility). The expiration date for any notes issued pursuant to the Vendor Expansion Facility is the date which is six months after the scheduled maturity of the Notes, subject to mandatory prepayment if certain future events occur.

 U.S. Government financing

   As of December 31, 1998 and September 30, 1999, the Company owes the U.S. Government $9,192,938 and $20,519,972, less a discount of $1,268,272 and
$2,637,037, respectively, for the acquisition of PCS licenses in New Orleans, Memphis, Beaumont and Little Rock obtained during the 1997 F-Block auction. The terms of the notes include: an interest rate of 6.25%, quarterly interest payments which commenced in July 1998 and continue for the one year thereafter, then quarterly principal and interest payments for the remaining 9 years. The promissory notes are collateralized by the underlying PCS licenses.

   During the nine months ended September 30, 1999, the Company completed the acquisition of additional PCS licenses from Digital PCS, LLC and Wireless 2000, Inc. (see Note 7). As part of these acquisitions, the Company assumed additional U.S. Government financing with the FCC amounting to $11,550,645, less a discount of $1,630,562. The terms of the notes include an interest rate of 6.125% for notes assumed from Digital PCS, LLC and 7.00% for notes assumed from Wireless 2000, Inc., quarterly interest payments for a two-year period and then quarterly principal and interest payments for the remaining eight years.

   The notes were discounted using management's best estimate of the prevailing market interest rate at the time of issuance of 10.25%.

 Notes payable to stockholders

   In July 1996, the Company issued $498,750 of subordinated promissory notes to two stockholders. The notes bore interest at a rate of 10%, compounded semi-annually, and were due in full in July 2002. In April 1997, these notes were converted into 50 shares of Series A preferred stock.

   In December 1997, the Company issued various promissory notes totaling $2,808,500 to stockholders. The notes bore interest at a rate of 6% and were converted into mandatorily redeemable preferred stock of the Company in July 1998. The notes were discounted using management's best estimate of the prevailing market interest rate at the time of issuance of 10.25%. The effect on the Company's 1997 financial statements of discounting these notes was not material.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   From January 1, 1998 to June 30, 1998, the Company borrowed approximately $22,491,500 in the form of promissory notes from existing and prospective stockholders to satisfy the working capital needs of the Company. The promissory notes bore interest at the rate of 6.25% per annum compounded quarterly and were payable in one lump sum on August 31, 1998. In July 1998, these notes were converted to mandatorily redeemable preferred stock of the Company (see Note 11) in connection with the AT&T Transaction.

   As of September 30, 1999, minimum required annual principal repayment (undiscounted) under all of the Company's outstanding debt obligations were as follows:

   October-December 1999.......................................... $    327,389
   For the year ending December 31:
     2000.........................................................    1,361,193
     2001.........................................................    1,447,737
     2002.........................................................    2,102,284
     2003.........................................................    5,560,835
     2004.........................................................    5,785,195
     Thereafter...................................................  843,935,332
                                                                   ------------
                                                                   $860,519,965
                                                                   ============

6. AT&T Transaction

   In January 1998, the Company entered into a Securities Purchase Agreement (the Securities Purchase Agreement) with AT&T Wireless PCS, Inc. and TWR Cellular, Inc. (both subsidiaries of AT&T Corporation and collectively referred to as AT&T PCS), the stockholders of Holding and various venture capital investment firms (the Cash Equity Investors). The Securities Purchase Agreement provides the Company will be a provider of wireless mobility services in its licensed regions utilizing the AT&T brand name.

   Upon the receipt of FCC approval in July 1998, the Company finalized the transaction contemplated in the Securities Purchase Agreement (the AT&T Transaction). As a result, the Company (i) issued preferred stock and paid AT&T $21,000,000 in exchange for 20 MHz PCS licenses with a fair value of $94,850,000 and certain operating agreements with AT&T for exclusivity, network membership, long distance and roaming with a fair value of $27,050,000; (ii) issued preferred and common stock for 100% of the outstanding ownership interests in Holding, which includes 10 MHz PCS licenses which was recorded at historical cost; and (iii) issued preferred and common stock for a cash commitment from the Cash Equity Investors of $128,000,000 to be paid over a three year term (see Note 11) plus an additional $5,000,000 upon the closing of the Digital PCS, Inc. transaction (see Note 7).

   The general terms of the operating agreements with AT&T are summarized below:

  . AT&T Exclusivity: The Company will be AT&T's exclusive facilities-based provider of mobile wireless telecommunications services within the Company's BTAs for an initial ten year period. This agreement will automatically renew for a one-year term and then operate on a year-to-year basis unless one party terminates at least ninety (90) days prior to the end of any one-year term.

     The Company has determined the fair value of this agreement to be $11,870,000 and is amortizing this value over the initial 10 year term.

  . Network Membership License Agreement: The Network Membership License Agreement (the License Agreement) defines that AT&T will make available to the Company use of the AT&T logo and the right to refer to itself as a "Member of the AT&T Wireless Network" to market its PCS services. Through the use of these rights, the Company expects to participate in and benefit from AT&T

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

     promotional and marketing efforts. The License Agreement has an initial five-year term with a five-year renewal term if both the Company and AT&T elect to renew at least ninety 90 days prior to the expiration of the initial term.

     The Company has determined the fair value of this agreement to be $8,480,000 and is amortizing this value over the initial five year term.

  . Intercarrier Roamer Services Agreement: AT&T and the Company have entered into a twenty-year reciprocal roaming agreement provided that their customers who own tri-mode phones will roam on the other's mobile wireless systems at commercially reasonable rates to the extent commercially and technologically feasible. Thereafter, this agreement shall renew automatically on a year-to-year basis unless either the Company or AT&T terminates this agreement by written notice at least 90 days prior to the conclusion of the original or any subsequent term. After ten years, this agreement may be terminated by the Company or AT&T at any time upon 90 days prior written notice.

     The Company has determined the value of this roaming agreement to be $3,500,000 and is amortizing this value over the initial 10 year term.

  . Long Distance Agreement: The long distance agreement provides that AT&T will be the exclusive provider for long distance services to the Company's customers within the Company's licensed regions for an initial three year period. The long distance agreement requires that the Company meet a minimum traffic volume commitment during the term of the agreement. If the Company fails to meet such volume commitments, the Company must pay to AT&T the difference between the expected fee based on the volume of the commitment and the fees based on actual volume.

     The Company had determined the fair value of this agreement to be $3,200,000 and is amortizing this value over the initial three year term.

   Triton PCS, Inc. (Triton), Tritel Communications (Tritel), and the Company have adopted a common brand, SunCom, which is co-branded with equal emphasis with the AT&T brand name and logo. On April 16, 1999, Triton, Tritel and TeleCorp Communications formed a new company, Affiliate License Co., L.L.C., to own, register and maintain the marks SunCom, SunCom Wireless and other SunCom and Sun formative marks (SunCom Marks) and to license the SunCom marks to Triton, Tritel and the Company. Triton, Tritel and TeleCorp Communications each have a 33% membership interest in Affiliate License Co., L.L.C. On April 16, 1999, Triton entered into an agreement to settle a potential dispute regarding prior use of the SunCom brand. In connection with this settlement, Triton agreed to pay $975,000 to acquire the SunCom Marks which were contributed to Affiliate License Co., L.L.C. The Company paid $325,000 in royalty payments to reimburse Triton for the contributed SunCom marks.

7. Acquisitions

   On April 20, 1999, the Company completed the acquisition of 10 MHz PCS licenses covering the Baton Rouge, Houma, Hammond and Lafayette, Louisiana BTA's from Digital PCS, LLC. The total purchase price of $6,113,889 was comprised of $2,334,819 of mandatorily redeemable preferred stock and common stock of the Company, the assumption of U.S. Government financing with the FCC of $4,101,455, less a discount of $608,941, and $286,556 in cash as reimbursement to Digital PCS, LLC, for interest due to the FCC incurred prior to close and legal costs. The entire purchase price has been allocated to the PCS license.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   As a result of completing the transaction with Digital PCS, LLC, the Cash Equity Investors have irrevocably committed to contribute $5,000,000 in exchange for mandatorily redeemable preferred stock and common stock over a two year period from the close of this transaction. As of September 30, 1999 the Company has received $2,200,000 of the $5,000,000 commitment.

   On May 24, 1999, the Company sold mandatorily redeemable preferred stock and preferred stock to AT&T for $40,000,000. On May 25, 1999, the Company acquired from AT&T 20 MHz PCS licenses covering the San Juan MTA, 27 constructed cell sites, a switching facility, leases for additional cell sites, the extension of the Network Membership License Agreement, Long Distance Agreement, Intercarrier Roamer Services Agreement and AT&T Exclusivity Agreement and the reimbursement of AT&T for microwave relocation costs, salary and lease payments (the Puerto Rico Transaction) incurred prior to acquisition. The total purchase price of this asset acquisition was $99,694,055 in cash plus legal fees of $252,340. The purchase price has been allocated to the assets acquired, based upon their estimated fair value as follows:

   PCS licenses................................................... $70,421,295
   Intangible assets--AT&T Agreements.............................  17,310,000
   Cell sites site acquisition, switching facility assets and
    other assets..................................................   9,015,100
   Microwave relocation costs.....................................   3,200,000
                                                                   -----------
                                                                   $99,946,395
                                                                   ===========

   As a result of completing this transaction, the Company's available borrowings under the Lucent Note Agreement (see Note 5) increased by $15,000,000 ($7,500,000 of Series A and $7,500,000 of Series B) and certain
Cash Equity Investors committed $39,996,600 in cash in exchange for mandatorily redeemable preferred and common stock. The Cash Equity Investors cash commitment of $39,996,600 will be funded over a three year period from the close of this transaction. As of September 30, 1999, the Company received $11,998,980 of this cash commitment. As a part of obtaining this additional preferred and common stock financing, the Company paid $2,000,000 to a Cash Equity Investor upon the closing of the transaction. In addition, certain officers, the Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company were issued fixed and variable awards of 5,318 and 2,380,536 restricted shares of mandatorily redeemable Series E preferred stock and Class A common stock, respectively, in exchange for their interest in Puerto Rico Acquisition Corporation. Puerto Rico Acquisition Corporation was a special purpose entity wholly-owned by the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer. The fixed awards typically vest over a five-year period. The estimated fair value of these shares has been recorded as deferred compensation and is being amortized over the related vesting periods. The variable awards vest based upon certain future events taking place, such as build-out milestone POP coverage, the completion of our initial public offering and other events. Upon the occurrence of these future events, the Company will remeasure the variable awards and record compensation expense, deferred compensation and additional paid-in-capital.

   On June 2, 1999 the Company acquired from Wireless 2000, Inc. 15 MHz PCS licenses in the Alexandria, Lake Charles and Monroe, Louisiana BTAs. The total purchase price of $7,448,318 was comprised of $370,810 of mandatorily redeemable preferred stock and common stock of the Company, the assumption of U.S. Government financing with the FCC of $7,449,190, less a discount of $1,021,621, and $649,939 in cash as reimbursement of microwave relocation costs and reimbursement of FCC interest and legal costs. The entire purchase price has been allocated to the PCS licenses acquired.

   In February 1999, Viper Wireless, Inc. (Viper), was formed to participate in the C-Block PCS license reauction for additional spectrum in most of the Company's markets. Viper was initially capitalized for $100 and was equally-owned by the Company's Chief Executive Officer and Executive Vice President-Chief

        TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

Financial Officer. In order to participate in the reauction, the Company paid the FCC an initial deposit of $17,818,549, on behalf of Viper. Simultaneously, the Company transferred this initial deposit to Viper in exchange for an 85% ownership interest which represented a 49.9% voting interest.

   On April 15, 1999, the FCC announced Viper was the high bidder for 15 MHz licenses in New Orleans, Houma and Alexandria, Louisiana, San Juan, Puerto Rico and Jackson, Tennessee and 30 MHz licenses in Beaumont, Texas. The total auction price is $32,286,000 plus legal fees of $46,566. During the nine months ended September 30, 1999, the FCC refunded $11,361,351 of the initial deposit; however, the Company was required to pay the FCC $11,059,194 as a final deposit on behalf of Viper. As of and for the nine months ended September 30, 1999, Viper had no financial activity other than its capitalization which includes the transfer of the initial deposit to Viper. The Company received final regulatory approval of the license transfer from the FCC on September 9, 1999. The entire purchase price has been allocated to the PCS licenses acquired.

   AT&T and certain of the Company's other stockholders have committed an aggregate of up to approximately $32,300,000 in exchange for additional shares of mandatorily redeemable preferred stock, Series F preferred stock and common stock of the Company. As part of this financing, the Company paid approximately $500,000 to an affiliate of a Cash Equity Investor for closing this preferred and common stock financing. In May and July 1999, AT&T and the certain Cash Equity Investors funded approximately $17,516,000 of their commitment to the Company. The Company made its final payment of $14,769,600 to the FCC on September 13, 1999 with respect to these licenses and received the remaining funding commitments from AT&T and the certain Cash Equity Investors on September 29, 1999.

8. Mandatorily Redeemable Preferred Stock and Stockholders' Equity

 Holding

   Holding's authorized capital stock consisted of 6,000 shares of no par value mandatorily redeemable Series A preferred stock, 125,000 shares of no par value Class A common stock, 175,000 shares of no par value Class B common stock and 175,000 shares of no par value Class C common stock. This capital stock was in existence during 1996, 1997, and through July 1998, the closing of the AT&T Transaction, at which time Holding became a wholly-owned subsidiary of the Company. Subsequent to the AT&T Transaction, the authorized and outstanding shares of Holding were cancelled and replaced with 1,000 authorized shares of common stock of which 100 shares were issued to the Company.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


 TeleCorp

   On May 14, 1999, TeleCorp restated its Certificate of Incorporation, which was subsequently amended. The Restated Certificate of Incorporation, as amended, provides the Company with the authority to issue 656,014,090 shares of stock, consisting of the following:

                     Par    Shares
Preferred Stock     Value authorized
- ---------------     ----- ----------
Mandatorily
 redeemable Series
 A................. $0.01    100,000
Mandatorily
 redeemable Series
 B................. $0.01    200,000
Mandatorily
 redeemable Series
 C................. $0.01    215,000
Mandatorily
 redeemable Series
 D................. $0.01     50,000
Mandatorily
 redeemable Series
 E................. $0.01     30,000
Series F........... $0.01 15,450,000
                          ----------
  Total............       16,045,000
                          ==========

                    Par    Shares
Common Stock       Value authorized
- ------------------ ----- -----------
Senior............ $0.01  21,630,000
Class A........... $0.01 308,550,000
Class B........... $0.01 308,550,000
Class C tracked... $0.01     309,000
Class D tracked... $0.01     927,000
Voting
 Preference....... $0.01       3,090
                         -----------
  Total...........       639,969,090
                         ===========

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   The following schedules represent the transactions that took place with respect to Holding's mandatorily redeemable preferred stock and common stock for the period from July 29, 1996 (date of inception) to December 31, 1998.

                                                                  Series A
                                                              preferred stock
                                                             ------------------
                                                             Shares   Amount
                                                             ------ -----------
Mandatorily redeemable preferred stock
Initial capitalization for cash.............................   750  $ 7,500,000
Accretion of preferred stock dividends......................   --       288,959
                                                              ----  -----------
Balance, December 31, 1996..................................   750    7,788,959
Issuance of preferred stock for cash........................   150    1,500,000
Accretion of preferred stock dividends......................   --       725,557
Conversion of promissory note to preferred stock............    50      498,750
Noncash redemption of equity interests (see Note 14)........  (583)  (6,368,926)
                                                              ----  -----------
Balance, December 31, 1997..................................   367    4,144,340
Accretion of preferred stock dividends......................   --       224,484
Recapitalization of Holding.................................  (367)  (4,368,824)
                                                              ----  -----------
Balance, December 31, 1998..................................   --   $       --
                                                              ====  ===========

                             Class A         Class B        Class C
                          common stock    common stock    common stock   Common stock
                          --------------  -------------- --------------- -------------
                          Shares  Amount  Shares  Amount Shares   Amount Shares Amount Total
                          ------  ------  ------  ------ -------  ------ ------ ------ ------
Common stock
Initial capitalization
 for cash...............   8,750  $2,000     --    $--    25,520   $--     --    $--   $2,000
Issuance of common
 stock..................   3,750     --    5,104    --       --     --     --     --      --
                          ------  ------  ------   ----  -------   ----   ----   ----  ------
Balance, December 31,
 1996...................  12,500   2,000   5,104    --    25,520    --     --     --    2,000
Issuance of common stock
 for cash...............     --      --      --     --     6,875    --     --     --      --
Noncash redemption of
 equity interests (See
 Note 14)...............  (7,666) (1,144) (3,130)   --   (19,868)   --     --     --   (1,144)
                          ------  ------  ------   ----  -------   ----   ----   ----  ------
Balance, December 31,
 1997...................   4,834     856   1,974    --    12,527                          856
Recapitalization of
 Holding................  (4,834)   (856) (1,974)   --   (12,527)   --     100    --     (856)
Elimination of 100% of
 equity interests in
 Holding................     --      --      --     --       --     --    (100)   --      --
                          ------  ------  ------   ----  -------   ----   ----   ----  ------
Balance, December 31,
 1998...................     --   $  --      --    $--       --    $--     --    $--   $  --
                          ======  ======  ======   ====  =======   ====   ====   ====  ======

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   The following schedule represents the transactions that took place with respect to TeleCorp's mandatorily redeemable preferred stock, Series F preferred stock and common stock for the period July 1998 to September 30, 1999:

                               Series A             Series C            Series D          Series E
                            preferred stock     Preferred stock     preferred stock    preferred stock
                          ------------------- -------------------- ------------------ ------------------
                          Shares    Amount    Shares     Amount    Shares   Amount    Shares    Amount       Total
                          ------ ------------ ------- ------------ ------ ----------- ------  ----------  ------------
Mandatorily redeemable
 preferred stock
Issuance of preferred
 stock to AT&T PCS for
 licenses and AT&T
 Agreements.............  66,723 $ 66,723,000     --  $        --  34,267 $34,143,639    --   $      --   $100,866,639
Issuance of preferred
 stock to Cash Equity
 Investors, net of
 issuance costs of
 $1,027,695.............     --           --  128,000  126,847,780    --          --     --          --    126,847,780
Accretion of preferred
 stock dividends........     --     3,039,603     --     3,818,827    --      945,788    --      541,038     8,345,256
Noncash issuance of
 restricted stock.......     --           --      --           --     --          --   5,505       5,505         5,505
Repurchase of restricted
 stock for cash.........     --           --      --           --     --          --    (784)       (792)         (792)
Noncash issuance of
 preferred stock for
 equity of Holding......     --           --    7,348    4,334,276    --          --  14,156      10,215     4,344,491
                          ------ ------------ ------- ------------ ------ ----------- ------  ----------  ------------
Balance, December 31,
 1998...................  66,723   69,762,603 135,348  135,000,883 34,267  35,089,427 18,877     555,966   240,408,879
Issuance of preferred
 stock for cash, net of
 issuance costs of
 $2,500,000.............  30,750   30,454,218  72,382   51,089,023 15,150  11,079,951    --          --     92,623,192
Issuance of preferred
 stock for PCS licenses
 and operating
 agreements.............     --           --    2,878    2,674,130    --          --     --          --      2,674,130
Accretion of preferred
 stock dividends........     --     6,450,160     --     7,633,135    --    1,865,758    --    1,010,565    16,959,618
Noncash issuance of
 restricted stock.......     --           --      --           --     --          --   6,680     348,883       348,883
Repurchase of restricted
 stock for cash.........     --           --      --           --     --          --    (577)       (577)         (577)
                          ------ ------------ ------- ------------ ------ ----------- ------  ----------  ------------
Balance, September 30,
 1999...................  97,473 $106,666,981 210,608 $196,397,171 49,417 $48,035,136 24,980  $1,914,837  $353,014,125
                          ====== ============ ======= ============ ====== =========== ======  ==========  ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


                                                                       Class C        Class D        Voting
                               Series F             Class A         tracked common tracked common  preference
                            preferred stock      common stock           stock          stock      common stock
                          ------------------- --------------------  -------------- -------------- -------------
                            Shares    Amount    Shares     Amount   Shares  Amount Shares  Amount Shares Amount  Total
                          ---------- -------- ----------  --------  ------- ------ ------- ------ ------ ------ --------
Series F preferred and
 common stock
Issuance of common stock
 to Cash Equity
 Investors for cash.....         --  $    --  37,540,390  $375,404  110,549 $1,105 827,487 $8,275   --    $--   $384,784
Issuance of preferred
 stock to AT&T PCS for
 licenses and AT&T
 agreements.............  10,308,676  103,087        --        --       --     --      --     --    --     --    103,087
Exchange of 100% of
 equity interests in
 Predecessor Company for
 equity in the Company..         --       --   7,583,463    75,834  173,264  1,733  23,942    239 3,090     31    77,837
Noncash issuance of
 restricted stock.......         --       --   3,095,473    30,955      --     --      --     --    --     --     30,955
Repurchase of restricted
 stock for cash.........         --       --    (552,474)      (18)     --     --      --     --    --     --        (18)
                          ---------- -------- ----------  --------  ------- ------ ------- ------ -----   ----  --------
Balance, December 31,
 1998...................  10,308,676  103,087 47,666,852   482,175  283,813  2,838 851,429  8,514 3,090     31   596,645
Issuance of common stock
 and preferred stock for
 cash...................   4,604,102   46,041 22,366,242   223,662      --     --      --     --    --     --    269,703
Issuance of common stock
 for PCS licenses and
 operating agreements...         --       --     865,089     8,651      --     --      --     --    --     --      8,651
Noncash issuance of
 restricted stock.......         --       --   3,343,868    23,846      --     --      --     --    --     --     23,846
Repurchase of restricted
 stock for cash.........         --       --    (406,787)      (13)     --     --      --     --    --     --        (13)
                          ---------- -------- ----------  --------  ------- ------ ------- ------ -----   ----  --------
Balance, September 30,
 1999...................  14,912,778 $149,128 73,835,264  $738,321  283,813 $2,838 851,429 $8,514 3,090   $ 31  $898,832
                          ========== ======== ==========  ========  ======= ====== ======= ====== =====   ====  ========

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   There are no issued or outstanding shares of Series B preferred stock, Senior common stock or Class B common stock as of September 30, 1999.

   The conversion features and conversion prices of the Company's issued stock are summarized below:

Convertible Security          Convertible Into                  Conversion Price
- --------------------          ----------------                  ----------------
Series A preferred stock  After July 2006, at the  The Series A conversion rate is equal to
                          holders' option, into    the liquidation preference of the Series A
                          Class A common stock     preferred stock on the conversion date
                                                   divided by the market price of the Class A
                                                   common stock on the conversion date.

Series C preferred stock  At the option of the     The liquidation preference of the Series C
                          Company at the IPO date  preferred stock divided by the IPO price.
                          into either Class A or B
                          common stock

Series D and Series F     If Series C preferred    The liquidation preference divided by the
 preferred stock          stock is converted then  IPO price.
                          automatically at the IPO
                          date into Senior common
                          stock

Series E preferred stock  At the option of the     The liquidation preference of the Series E
                          Company at the IPO date  preferred stock divided by the IPO price.
                          into either Class A or
                          Class B common stock

Series F preferred stock  At the holders' option,  One share of Series F preferred stock or and Senior common stock  into Class A, Class B or Senior common stock for one share of either
                          Class D common stock,    Class A, Class B or Class D common stock.
                          depending upon the
                          occurrence of certain
                          defined events

Class A common stock      At the holders' option   One share of Class B common stock for one
                          into Class B common      share of Class A common stock.
                          stock

Class C tracked common    Subject to FCC           One share of Class A or Class B common
 stock                    constraints and Board    stock for one share of Class C tracked
                          approval, at the         common stock.
                          holders' option and by
                          affirmative vote of at
                          least 66 2/3% of Class A
                          common stock into Class
                          A or Class B common
                          stock

Class D tracked common    Subject to FCC           One share of Class A or Class B common
 stock                    constraints and Board    stock for one share of Class D tracked
                          approval, at the         common stock.
                          holders' option and by
                          affirmative vote of at
                          least 66 2/3% of Class A
                          common stock into Class
                          A or Class B common
                          stock

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


   The conversion features and conversion prices of the Company's issued stock are summarized below:

 Liquidation rights

   In the event of any liquidation, dissolution or winding up of the Company, as defined, the stockholders of the Company are entitled to liquidation preferences as follows:

Order of Distribution      Stock Classification                Distribution Preference
- ---------------------      --------------------                -----------------------
First                  Series A and Series B         $1,000 per share plus accrued and unpaid
                       preferred stock               dividends.

Second                 Series C and Series D         Series C: actual paid-in capital per share
                       preferred stock               plus accrued and unpaid dividends plus
                                                     interest of 6% per annum on the actual
                                                     paid-in capital, compounded quarterly, less
                                                     amount of dividends declared and paid.

                                                     Series D: $1,000 per share plus accrued and
                                                     unpaid dividends plus an amount equal to
                                                     interest on $1,000 per share at a rate of
                                                     6% per annum, compounded quarterly, less
                                                     amount of dividends declared and paid.

Third                  Series E preferred stock      Accrued and unpaid dividends, plus an
                                                     amount equal to interest on $1,000 per
                                                     share at 6% per annum, compounded
                                                     quarterly, less dividends declared and
                                                     paid.

Fourth                 Series F preferred stock and  Series F preferred: $0.000032 per share
                       Senior common stock           plus accrued and unpaid dividends.

                                                     Senior common stock: The sum of the
                                                     liquidation preference of each share of
                                                     Series D and Series F preferred stock
                                                     converted in Senior common stock divided by
                                                     the aggregate number of shares of Senior
                                                     common stock issued upon conversion of
                                                     shares of Series D and Series F preferred
                                                     stock

 Dividends and voting rights

   The holders of the Series A and Series B preferred stock are entitled to cumulative quarterly cash dividends at an annual rate of 10% of the liquidation preference of the then outstanding shares. The holders of the remaining shares of preferred and common stock are entitled to dividends if and when declared.

   The Class A common stock has 15,419,100 voting rights and the Voting Preference common stock has 15,480,900 voting rights. The remaining shares of preferred and common stock shall have no voting rights, except as provided by law or in certain limited circumstances.

 Call and Redemption features

   The preferred stock is callable at the option of the Company at a price equal to the liquidation preference on the redemption date. The Series A preferred stock is callable thirty days after the 10th anniversary of the issuance of such shares. The Series B preferred stock is callable at any time. The Series C and Series D preferred stock are callable at any time, provided that the Series C and Series D Preferred Stock are called concurrently.

   The Series A, Series B, Series C, Series D and Series E preferred stock are redeemable thirty days after the 20th anniversary of the issuance of such shares at the option of the holder at a price equal to the liquidation preference on the redemption date. The Series F preferred stock is not redeemable. Pursuant to a Management

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

Agreement, the Company may redeem certain shares of Class A common stock and Series E preferred stock held by the Company's Chief Executive Officer and Executive Vice President (the TMC officers). For the period from the finalization of the AT&T Transaction to December 31, 1998, the Company accreted $8,345,248 of dividends in connection with this redemption feature.

 Tracked common stock

   The Class C and Class D common stock have been designated as Tracked common stock. The holders of the Tracked common stock are entitled to a dividend, when available, equal to the excess of the fair value of the net assets of Holding over the aggregate par value of the outstanding shares of the Tracked common stock. After all other preferential liquidating distributions have been made, the holders of the Tracked common stock will be entitled to a liquidation preference equal to the excess of the fair value of the net assets of Holding.

 Participating stock

   The Series F preferred stock, the Senior common stock and the Class A and B common stock are participating stock, and the Board of Directors may not declare dividends on or redeem, purchase or otherwise acquire for consideration any shares of the Participating Stock, unless the Board of Directors makes such declaration or payment on the same terms with respect to all shares of participating stock, ratably in accordance with each class and series of participating stock then outstanding.

9. Restricted Stock Plan

   In July 1998, the Company adopted a Restricted Stock Plan (the Plan) to attract and retain key employees and to reward outstanding performance. Key employees selected by management may elect to become participants in the Plan by entering into an agreement which provides for issuance of fixed and variable units consisting of Series E mandatorily redeemable preferred stock and Class A common stock. The fixed units typically vest over a five or six year period. The variable units vest based upon certain events taking place, such as buildout milestones, Pop coverage, the completion of an initial public offering and other events. Unvested shares are forfeited upon termination of employment. The shares issued under the Plan shall consist of units transferred to participants without payment as additional compensation for their services to the Company. The total number of units that may be awarded to key employees shall not exceed 7,085 units or a defined number of shares of Series E preferred stock and Class A common stock, respectively, as determined upon award. Any units not granted on or prior to July 17, 2003 shall be awarded to two officers of the Company. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. Prior to the Class A shares becoming publicly traded, the Company retains the right of first offer to buy the employees' vested shares at the offer price. After the Class A shares become publicly traded, the right of first offer will no longer exist for the Series E preferred shares. In addition the shares contain rights of inclusion and first negotiation. The Company may repurchase unvested shares, and under certain circumstances, vested shares of participants whose employment with the Company terminates. The repurchase price is equal to $0.01 and $0.00003 per share for the Series E preferred and common stock, respectively.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


   Activity under the Plan is as follows:

                              Series E    Estimated                 Estimated
                              preferred  fair value     Class A     fair value
                                stock     per share   common stock  per share
                              --------- ------------- ------------ ------------
Shares awarded..............    5,505   $        1.00  3,095,473   $       .003
Repurchases.................     (784)            --    (552,474)           --
                                -----   -------------  ---------   ------------
Balance, December 31, 1998..    4,721   $        1.00  2,542,999   $       .003
Shares awarded..............    2,616   $52.00-$72.98  1,709,984   $.003-$17.00
Repurchases.................     (577)            --   (406,787)            --
                                -----   -------------  ---------   ------------
Balance, September 30,
 1999.......................    6,760   $ 1.00-$72.98  3,846,196   $.003-$17.00
                                =====                  =========

   Deferred compensation and compensation expense related to the issuance of restricted stock to employees, based on the estimated fair value of the preferred and common stock, was immaterial for the year ended December 31, 1998 and for the nine months ended September 30, 1999.

   Some of the awards granted under the Plan are variable awards. When it is probable the future events will occur, the Company determines the fair value of the variable awards of the Series E preferred stock and Class A common stock, subject to a final measurement date upon the occurrence of defined events. Outstanding fixed awards and variable awards as of December 31, 1998 and September 30, 1999 for each class of stock are as follows:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
   Series E preferred stock:
     Fixed awards....................................      3,664         5,339
     Variable awards.................................      1,057         1,421
                                                       ---------     ---------
       Total Series E awards.........................      4,721         6,760
                                                       =========     =========
   Class A common stock:
     Fixed awards....................................  1,152,605     1,731,493
     Variable awards.................................  1,390,394     2,114,703
                                                       ---------     ---------
       Total Class A awards..........................  2,542,999     3,846,196
                                                       =========     =========

10. Employee and Director Stock Option Plan

   On July 22, 1999, the Company implemented the 1999 Stock Option Plan to allow employees and members of the Board of Directors to acquire shares of Class B common stock. The options will have an option term of 10 years, ratable vesting over a three to four year period, exercise prices equal to the estimated fair value of the underlying Class B common stock on the date of award and restrictions on exercisability until (i) a qualified initial public offering (IPO) to which the Class A voting common stock has been registered under the Securities Act of 1933 for aggregate proceeds of $20,000,000, (ii) the sale of all or substantially all of the assets of the Company or (iii) the sale of all or substantially all of the outstanding capital stock of the Company. The Company has reserved 1,814,321 shares of Class A common stock for issuance under this plan.

   On July 22, 1999, the Company granted 552,505 stock options at an exercise price of $.0065 per share. The stock options awarded during the nine month period ended September 30, 1999 represent variable awards

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

since their exercisability is restricted until the completion of an initial public offering, sale of assets or sale of the Company. Therefore, the measurement date will occur when the exercisability restrictions are relieved, upon the initial public offering.

11. Preferred and Common Stock Subscriptions Receivable

   In connection with the AT&T Transaction described in Note 6 and the acquisitions described in Note 7, the Company received cash commitments of $172,996,600 from the Cash Equity Investors in exchange for Series C preferred stock and various classes of common stock. The agreements require the Cash Equity Investors to fund their unconditional and irrevocable obligations in installments in accordance with the following schedules:

Due Date                                                              Amount
- --------                                                           ------------
AT&T Transaction:
Initial closing (July 17, 1998)................................... $ 39,375,005
December 31, 1998.................................................   16,125,005
Second anniversary of initial closing.............................   36,250,005
Third anniversary of initial closing..............................   36,249,985
                                                                   ------------
                                                                   $128,000,000
                                                                   ============

   The initial contributions were provided in the form of short-term interest bearing promissory notes (see Note 5). These notes were converted to mandatorily redeemable preferred and common stock of the Company as partial satisfaction of the $128,000,000 of committed contributions in connection with the closing of the AT&T Transaction.

Due Date                                                              Amount
- --------                                                            -----------
Digital PCS, LLC Transaction:
Initial closing (April 20, 1999)................................... $ 2,200,000
July 2000..........................................................   1,400,000
July 2001..........................................................   1,400,000
                                                                    -----------
                                                                    $ 5,000,000
                                                                    ===========
Due Date                                                              Amount
- --------                                                            -----------
Puerto Rico Transaction:
Initial closing (May 24, 1999)..................................... $11,996,600
December 31, 1999..................................................   6,000,000
March 30, 2001.....................................................  11,000,000
March 30, 2002.....................................................  11,000,000
                                                                    -----------
                                                                    $39,996,600
                                                                    ===========

   Through December 31, 1998, the Company received $51,999,725 of the above committed equity and received an additional $14,196,600 during the nine months ended September 30, 1999. The Company has recorded a preferred stock subscription receivable of $75,914,054 and $103,000,543 as of December 31, 1998 and September 30, 1999, respectively, as a reduction to the mandatorily redeemable preferred stock and a common stock subscription receivable of $86,221 and $190,991 as of December 31, 1998 and September 30, 1999,
respectively, as a reduction to stockholders equity (deficit) for the unpaid commitment.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

12. Income Taxes

   The tax effect of temporary differences which gives rise to significant portions of the deferred tax assets as of December 31, 1997 and 1998 and September 30, 1999, respectively, are as follows:

                                              December 31,         September 30,
                                           1997          1998          1999
                                        -----------  ------------  -------------
Capitalized start-up costs............. $ 1,321,340  $ 17,599,251   $14,362,330
Net operating losses...................     145,710     3,634,809    61,014,328
Depreciation and amortization..........         --        288,985    (6,757,195)
Deferred rent..........................         --         74,504       230,088
Capitalized interest...................         --       (917,107)   (2,598,058)
Original Issue Discount................      (4,220)      174,952     7,189,515
Accrued expenses.......................         --            --        388,447
Bad debt allowance.....................         --            --      1,910,998
Deferred compensation..................         --            --       (232,289)
Other..................................         --            --         23,275
                                        -----------  ------------   -----------
                                          1,462,830    20,855,394    75,531,439
Less valuation allowance...............  (1,462,830)  (20,855,394)  (75,531,439)
                                        -----------  ------------   -----------
                                        $       --   $        --    $       --
                                        ===========  ============   ===========

   For federal income tax purposes, start-up costs are being amortized over five years starting January 1, 1999 when active business operations commenced. As of September 30, 1999, the Company had approximately $161 million of net operating losses. The net operating losses will begin to expire in 2017. There may be a limitation on the annual utilization of net operating losses and capitalized start-up costs as a result of certain ownership changes that have occurred since the Company's inception. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based on the Company's financial results, management has concluded that a full valuation allowance for all of the Company's deferred tax assets is appropriate.

13. Commitments

   In May 1998, the Company entered into a vendor procurement contract (the Vendor Procurement Contract) with Lucent, pursuant to which the Company may purchase up to $285,000,000 of radio, switching and related equipment and services for the development of the Company's wireless communications network. Through December 31, 1998 and September 30, 1999, the Company has purchased approximately $90,900,000 and $194,500,000, respectively, of equipment and services from Lucent since the inception of the Vendor Procurement Contract.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

   The Company has operating leases primarily related to retail store locations, distribution outlets, office space, and rent for the Company's network build-out. The terms of some of the leases include a reduction of rental payments and scheduled rent increases at specified intervals during the term of the leases. The Company is recognizing rent expense on a straight-line basis over the life of the lease, which establishes deferred rent on the balance sheet. As of September 30, 1999, the aggregate minimum rental commitments under non-cancelable operating leases are as follows:

           October-December 1999................ $  3,794,049
           For the year ending December 31;
             2000...............................   18,786,811
             2001...............................   18,587,171
             2002...............................   18,311,199
             2003...............................   15,976,624
             2004...............................    8,982,627
             Thereafter.........................   24,347,399
                                                 ------------
               Total............................ $108,785,880
                                                 ============

   Rental expense was approximately $2,000, $157,000, $3,193,000 and $9,675,500 for the period ended December 31, 1996 and for the years ended December 31, 1997 and 1998, and nine months ended September 30, 1999, respectively.

   The Company has entered into a series of agreements for software licenses, consulting, transition support and maintenance with various vendors. The total future commitments under the agreements are approximately $6,000,000 as of September 30, 1999.

   The Company has entered into letters of credit to facilitate local business activities. The Company is liable under the letters of credit for nonperformance of certain criteria under the individual contracts. The total amount of outstanding letters of credit was $1,425,000 and $1,476,000 at December 31, 1998 and September 30, 1999, respectively. The outstanding letters of credit reduce the amount available to be drawn under the Senior Credit Facility (see Note 5). The Company is unaware of any events that would have resulted in nonperformance of a contract during the year ended December 31, 1998 or the nine months ended September 30, 1999.

14. Related Parties

   The Company utilizes the services of a law firm in which the Executive Vice President and Chief Financial Officer of the Company was also a partner. The Company incurred expenses of approximately $110,000, $250,000, $2,123,000 and $1,868,300 for the period ended December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, respectively, for legal services. As of December 31, 1997, 1998 and September 30, 1999, the Company owed the law firm $70,464, $160,000 and $306,087, respectively. Subsequent to December 31, 1997, the officer resigned from the law firm but continues as special counsel.

   The Company receives site acquisition, construction management, program management, microwave relocation, and engineering services pursuant to a Master Services Agreement with WFI/Entel Technologies, Inc. (Entel). The Chief Executive Officer and Executive Vice President and Chief Financial Office of the Company were formerly stockholders and senior officers of Entel. Fees for the above services are as follows: $12,000 per site for site acquisition services, $7,000 per site for construction management services, $9,000 per

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

site for program management and $1,100,000 for microwave relocation services for all of the Company's existing regions. Fees for engineering services are based upon Entel's customary hourly rates. For the period ended December 31, 1996 and for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, the Company paid $30,829, $1,939,795, $30,719,865 and
$63,310,066, respectively, to Entel for these services. As of December 31, 1997 and 1998 and September 30, 1999, the Company owed Entel $170,596, $21,177,516 and $10,981,097, respectively. Subsequent to December 31, 1997, the Chief Executive Officer and Executive Vice President sold 100% of their interests in Entel.

   In April 1997, Holding entered into an agreement to transfer PCS licenses, operating assets, liabilities and U.S. Government financing, for the Houston, Tampa, Melbourne and Orlando BTAs to four newly-formed entities created by Holding's existing stockholder group: THC of Houston, Inc.; THC of Tampa, Inc.; THC of Melbourne, Inc.; and THC of Orlando, Inc. (the THC entities). These assets and liabilities were transferred in exchange for investment units of the newly-formed THC entities which consisted of Class A, B and C common stock and Series A preferred stock in August 1997. The carrying amount of the total assets and liabilities transferred was $15,678,814 and $12,034,212, respectively. Simultaneously, Holding reacquired shares of its preferred and common stock in a $6,370,070 partial stock redemption through the exchange of the investment units in the newly-formed companies of $3,644,602, which represented the net difference between the cost of the assets and liabilities transferred and the issuance of an aggregate of $2,725,468 of notes payable to those newly-formed THC entities. Summarized below is a reconciliation of this activity:

           PCS licenses and other assets....... $ 15,678,814
           U.S. Government financing and other
            liabilities........................  (12,034,212)
                                                ------------
           Investment units in the THC enti-
            ties...............................    3,644,602
           Notes payable to the THC entities...    2,725,468
                                                ------------
           Partial preferred and common stock
            redemption......................... $  6,370,070
                                                ============

   As a result of this transfer, Holding no longer retains any ownership interest in the THC entities. Because this transaction was nonmonetary in nature and occurred between entities with the same stockholder group, the transaction was recorded at historical cost. Subsequent to the transfer, the Company reduced the notes payable by $652,895, which represented certain costs incurred by the Company on behalf of the THC entities for the year ended December 31, 1997 pursuant to Transfer Agreements and Management Agreements. The combined amounts owed THC Houston, Inc., THC Tampa, Inc., THC Melbourne, Inc., and THC Orlando, Inc. of $2,072,573 as of December 31, 1997 were repaid in full during 1998. As of December 31, 1998 and September 30, 1999, the combined amounts owed by the Company to THC Houston, Inc., THC Tampa, Inc., THC Melbourne, Inc., and THC Orlando, Inc. were $547,047 and $2,491, respectively.

   As of December 31, 1997, the Company had amounts payable of $824,164 to TeleCorp WCS, Inc. (WCS), an affiliate, formerly TeleCorp Management Corporation, Inc. The amount payable to WCS represented $1,200,000 of funds received by the Company on behalf of WCS related to wireless communications service licenses owned by WCS reduced by expenses and other payments owed by WCS to the Company. The entire balance due WCS as of December 31, 1997 was repaid during 1998.

   Pursuant to a Management Agreement, TeleCorp Management Corp. (TMC) provides assistance to the Company in the form of administrative, operational, marketing, regulatory and general business services. For these services, beginning in July 1998, the Company pays a management fee to TMC of $550,000 per year plus reimbursement of certain business expenses, payable in equal monthly installments, plus an annual bonus. The

        TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

management agreement has a five-year term, but may be terminated by the Company upon the occurrence of certain defined events. TMC may terminate the agreement at any time with proper notice. The Officers of TMC own all of the ownership interest in TMC. For the year ended December 31, 1998, the Company paid approximately $250,000 to TMC for these services plus $282,500 in bonuses to TMC officers. For the nine months ended September 30, 1999, the Company paid approximately $1,073,000 to TMC for these services.

   The Company has entered into a Master Site Lease Agreement with American Towers, Inc., a company partially owned by certain stockholders of the Company. Under this arrangement American Towers provides network site leases for PCS deployment. The Company has incurred $16,862 and $77,460 expense for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

15. Defined Contribution Plan

   During 1998, the Company established the TeleCorp Communications, Inc. 401(k) Plan (the 401(k) Plan), a defined contribution plan in which all employees over the age of 21 are immediately eligible to participate in the 401(k) Plan. TeleCorp Communications, Inc. is a wholly-owned subsidiary of the Company. Under the 401(k) Plan, participants may elect to withhold up to 15% of their annual compensation, limited to $160,000 of total compensation as adjusted for inflation. The Company may make a matching contribution based on a percentage of the participant's contributions. Participants vest in the Company's matching contributions as follows: 20% after one year; 60% after two years and 100% after three years. Total Company contributions to the 401(k) Plan were $505,495 and $628,262 for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively.

16. Subsidiary Guarantee

   On April 23, 1999, the Company completed the issuance and sale of 11 5/8% Senior Subordinated Discount Notes. The Notes are fully and unconditionally guaranteed on a joint and several basis by TeleCorp Communications, Inc., one of the Company's wholly-owned subsidiaries. Summarized financial information of TeleCorp, TeleCorp Communications, Inc. and non-guarantor subsidiaries as of December 31, 1998 and September 30, 1999, and for the year ended December 31, 1998 and for the nine months ended September 30, 1999 are as follows:

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


Balance Sheet Information as of December 31, 1998:

                                               TeleCorp
                                        Communications, Inc.-- Non-Guarantor
                            TeleCorp     Guarantor Subsidiary  Subsidiaries   Eliminations   Consolidated
                          ------------  ---------------------- -------------  -------------  ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 93,046,614       $ 21,440,720      $ (2,754,493)  $         --   $111,732,841
 Accounts receivable....           --                 --                --              --            --
 Inventory..............           --             778,235               --              --        778,235
 Intercompany
  receivables...........   279,077,565                --                --     (279,077,565)          --
 Prepaid expenses.......           --             811,999         1,373,445             --      2,185,444
 Other current assets...       637,102            581,161               --              --      1,218,263
                          ------------       ------------      ------------   -------------  ------------
   Total current
    assets..............   372,761,281         23,612,115        (1,381,048)   (279,077,565)  115,914,783
Property and equipment,
 net....................     1,500,000         90,072,502       105,912,651         (16,531)  197,468,622
PCS licenses and
 microwave relocation
 costs..................           --          12,456,838       105,650,418             --    118,107,256
Intangible assets--AT&T
 agreements.............           --                 --         26,285,612             --     26,285,612
Deferred financing
 costs, net.............     8,584,753                --                --              --      8,584,753
FCC deposit.............           --                 --                --              --            --
Other assets............     4,369,680              6,944           276,062      (4,369,680)      283,006
                          ------------       ------------      ------------   -------------  ------------
   Total assets.........  $387,215,714       $126,148,399      $236,743,695   $(283,463,776) $466,644,032
                          ============       ============      ============   =============  ============
LIABILITIES, MANDATORILY
  REDEEMABLE PREFERRED
 STOCK AND SHAREHOLDERS'
    EQUITY (DEFICIT)
Current liabilities:
 Due to affiliates......  $        --        $ 92,923,096      $186,154,469   $(279,077,565) $        --
 Accounts payable.......            11          8,331,045         6,260,866             --     14,591,922
 Accrued expenses.......        13,403         41,644,524        53,214,335             --     94,872,262
 Microwave relocation
  obligation............           --           6,636,369               --              --      6,636,369
 Long-term debt.........           --                 --                --              --            --
 Accrued interest.......     3,991,500                --            499,053             --      4,490,553
 Deferred revenue.......           --                 --                --              --            --
                          ------------       ------------      ------------   -------------  ------------
   Total current
    liabilities.........     4,004,914        149,535,034       246,128,723    (279,077,565)  120,591,106
Long-term debt..........   235,460,400                --          7,924,666             --    243,385,066
Microwave relocation
 obligation.............           --           2,481,059               --              --      2,481,059
Accrued expenses........           --                 --                --              --            --
Deferred rent...........           --                 --            196,063             --        196,063
                          ------------       ------------      ------------   -------------  ------------
   Total liabilities....   239,465,314        152,016,093       254,249,452    (279,077,565)  366,653,294
                          ------------       ------------      ------------   -------------  ------------
Mandatorily redeemable
 preferred stock........   240,408,879                --                --              --    240,408,879
Deferred compensation...           --              (4,111)              --              --         (4,111)
Treasury stock..........            (8)               --                --              --             (8)
Preferred stock
 subscriptions
 receivable.............   (75,914,054)               --                --              --    (75,914,054)
                          ------------       ------------      ------------   -------------  ------------
   Total mandatorily
    redeemable preferred
    stock...............   164,494,817             (4,111)              --              --    164,490,706
                          ------------       ------------      ------------   -------------  ------------
Series F preferred
 stock..................       103,087                --                --              --        103,087
Common stock............       493,576                --                --              --        493,576
Additional paid in
 capital................           --                 --          4,369,680      (4,369,680)          --
Deferred compensation...           --              (7,177)              --              --         (7,177)
Common stock
 subscriptions
 receivable.............       (86,221)               --                --              --        (86,221)
Treasury stock..........           (18)               --                --              --            (18)
Accumulated deficit.....   (17,254,841)       (25,856,406)      (21,875,437)        (16,531)  (65,003,215)
                          ------------       ------------      ------------   -------------  ------------
   Total shareholders'
    equity (deficit)....   (16,744,417)       (25,863,583)      (17,505,757)     (4,386,211)  (64,499,968)
                          ------------       ------------      ------------   -------------  ------------
   Total liabilities and
    shareholders' equity
    (deficit)...........  $387,215,714       $126,148,399      $236,743,695   $(283,463,776) $466,644,032
                          ============       ============      ============   =============  ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

Balance Sheet as of September 30, 1999:

                                               TeleCorp
                                        Communications, Inc.-- Non-Guarantor
                            TeleCorp     Guarantor Subsidiary  Subsidiaries    Eliminations   Consolidated
                          ------------  ---------------------- -------------  --------------  -------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 93,203,433       $(10,164,328)     $ (2,628,997)  $          --   $  80,410,108
 Accounts receivable,
  net...................           --          17,823,462            28,950              --      17,852,412
 Inventory..............           --          12,125,650               --               --      12,125,650
 Intercompany
  receivables...........   701,489,565                --                --      (701,489,565)           --
 Prepaid expenses.......           --             784,848         1,483,988              --       2,268,836
 Other current assets...        31,053            196,248             4,446              --         231,747
                          ------------       ------------      ------------   --------------  -------------
   Total current
    assets..............   794,724,051         20,765,880        (1,111,613)    (701,489,565)   112,888,753
Property and equipment,
 net....................     5,513,458        163,707,122       178,198,908          (71,094)   347,348,394
PCS licenses and
 microwave relocation
 costs..................     1,292,605        117,306,326       117,160,571              --     235,759,502
Intangible assets--AT&T
 agreements.............           --                 --         39,696,161              --      39,696,161
Deferred financing
 costs, net.............    18,080,655            303,749               --               --      18,384,404
FCC deposit.............           --         (32,285,994)       32,285,994              --             --
Other assets............     4,369,680            322,671        17,899,686      (21,886,073)       705,964
                          ------------       ------------      ------------   --------------  -------------
   Total assets.........  $823,980,449       $270,119,754      $384,129,707   $ (723,446,732) $ 754,783,178
                          ============       ============      ============   ==============  =============
LIABILITIES, MANDATORILY
  REDEEMABLE PREFERRED
 STOCK AND SHAREHOLDERS'
    EQUITY (DEFICIT)
Current liabilities:
 Due to affiliates......  $        --        $327,455,847      $374,033,718   $ (701,489,565)           --
 Accounts payable.......           --           8,069,648        13,893,126              --   $  21,962,774
 Accrued expenses.......        24,751         35,078,700         3,690,934              --   $  38,794,385
 Long-term debt,
  current portion.......           --                 --          1,340,378              --       1,340,378
 Microwave relocation
  obligation............           --           5,297,484               --               --       5,297,484
 Accrued interest.......     3,163,174                --            471,932              --       3,635,106
 Deferred Revenue.......           --           1,133,018               --               --       1,133,018
                          ------------       ------------      ------------   --------------  -------------
   Total current
    liabilities.........     3,187,925        377,034,697       393,430,088     (701,489,565)    72,163,145
Long-term debt..........   611,867,136                --         16,542,557              --     628,409,693
Microwave relocation
 obligation.............           --           2,364,544               --               --       2,364,544
Accrued expenses........           --                 --          5,028,943              --       5,028,943
Deferred rent...........           --                 --            605,496              --         605,496
                          ------------       ------------      ------------   --------------  -------------
   Total liabilities....   615,055,061        379,399,241       415,607,084     (701,489,565)   708,571,821
                          ------------       ------------      ------------   --------------  -------------
Mandatorily redeemable
 preferred stock........   353,014,125                --                --               --     353,014,125
Deferred compensation...        (5,371)            (4,111)              --               --          (9,482)
Treasury stock..........           --                 --                --               --             --
Preferred stock
 subscriptions
 receivable.............  (103,000,543)               --                --               --    (103,000,543)
                          ------------       ------------      ------------   --------------  -------------
   Total mandatorily
    redeemable preferred
    stock, net..........   250,008,211            (4,111)               --               --     250,004,100
                          ------------       ------------      ------------   --------------  -------------
Series F preferred
 stock..................       149,128                --                --               --         149,128
Common stock............       749,704                --                --               --         749,704
Additional paid in
 capital................     5,379,060                --         21,886,075      (21,886,073)     5,379,062
Deferred compensation...      (793,906)           (7,177)               --               --        (801,083)
Common stock
 subscriptions
 receivable.............      (190,991)               --                --               --        (190,991)
Treasury stock..........           --                 --                --               --             --
Accumulated deficit.....   (46,375,818)      (109,268,199)      (53,363,452)         (71,094)  (209,078,563)
                          ------------       ------------      ------------   --------------  -------------
   Total shareholders'
    equity (deficit)....   (41,082,823)      (109,275,376)      (31,477,377)     (21,957,167)  (203,792,743)
                          ------------       ------------      ------------   --------------  -------------
   Total liabilities and
    shareholders' equity
    (deficit)...........  $823,980,449        270,119,754      $384,129,707   $ (723,446,732) $ 754,783,178
                          ============       ============      ============   ==============  =============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

Statement of Operations Information for the year ended December 31, 1998:

                                               TeleCorp
                                        Communications, Inc.-- Non-Guarantor
                            TeleCorp     Guarantor Subsidiary  Subsidiaries   Eliminations  Consolidated
                          ------------  ---------------------- -------------  ------------  ------------
Revenue:
 Service revenue........  $        --        $        --       $        --    $       --    $        --
 Equipment revenue......           --             777,187           260,509    (1,037,696)           --
 Roaming revenue........           --              29,231               --            --          29,231
                          ------------       ------------      ------------   -----------   ------------
 Total revenue..........           --             806,418           260,509    (1,037,696)        29,231
                          ------------       ------------      ------------   -----------   ------------
Operating expenses:
 Cost of revenue........           --                 --                --            --             --
 Operations and
  development...........           --           5,218,225         4,675,429      (121,169)     9,772,485
 Selling and
  marketing.............           --           4,920,442         1,404,224                    6,324,666
 General and
  administrative........       974,761         16,136,799        10,027,554      (899,995)    26,239,119
 Depreciation and
  amortization..........           --             458,704         1,125,160           --       1,583,864
                          ------------       ------------      ------------   -----------   ------------
   Total operating
    expense.............       974,761         26,734,170        17,232,367    (1,021,164)    43,920,134
                          ------------       ------------      ------------   -----------   ------------
   Operating loss.......      (974,761)       (25,927,752)      (16,971,858)      (16,532)   (43,890,903)
Other (income) expense:
 Interest expense.......    11,922,994                --             11,269           --      11,934,263
 Interest income........    (4,426,810)           (86,517)         (183,906)          --      (4,697,233)
 Other expense..........        21,000              4,553             1,794           --          27,347
                          ------------       ------------      ------------   -----------   ------------
   Net loss.............    (8,491,945)       (25,845,788)      (16,801,015)      (16,532)   (51,155,280)
Accretion of mandatorily
 redeemable preferred
 stock..................    (8,566,922)               --                --            --      (8,566,922)
                          ------------       ------------      ------------   -----------   ------------
   Net loss attributable
    to common equity....  $(17,058,867)      $(25,845,788)     $(16,801,015)  $   (16,532)  $(59,722,202)
                          ============       ============      ============   ===========   ============

Statement of Operations Information for the nine months ended September 30, 1999:

                                               TeleCorp
                                        Communications, Inc.-- Non-Guarantor
                            TeleCorp     Guarantor Subsidiary  Subsidiaries   Eliminations  Consolidated
                          ------------  ---------------------- -------------  ------------  -------------
Revenue:
 Service revenue........  $        --        $ 18,937,031      $        --    $       --    $  18,937,031
 Equipment revenue......           --          10,321,594               --            --       10,321,594
 Roaming revenue........           --          18,853,647         2,791,385    (2,702,952)     18,942,080
                          ------------       ------------      ------------   -----------   -------------
 Total revenue..........           --          48,112,272         2,791,385    (2,702,952)     48,200,705
                          ------------       ------------      ------------   -----------   -------------
Operating expenses:
 Cost of revenue........                       23,086,816               --            --       23,086,816
 Operations and
  development...........           --          20,019,859         8,553,540    (2,648,390)     25,925,009
 Selling and
  marketing.............           --          39,237,880           481,984           --       39,719,864
 General and
  administrative........       742,888         36,077,088         2,122,470           --       38,942,446
 Depreciation and
  amortization..........       542,745         12,959,402        21,297,264           --       34,799,411
                          ------------       ------------      ------------   -----------   -------------
   Total operating
    expense.............     1,285,633        131,381,045        32,455,258    (2,648,390)    162,473,546
                          ------------       ------------      ------------   -----------   -------------
   Operating loss.......    (1,285,633)       (83,268,773)      (29,663,873)      (54,562)   (114,272,841)
Other (income) expense:
 Interest expense.......    32,649,508                 76         1,797,868           --       34,447,452
 Interest income........    (4,625,686)          (173,111)           (6,336)          --       (4,805,133)
 Other expense..........         8,089            144,200             7,899           --          160,188
                          ------------       ------------      ------------   -----------   -------------
   Net loss.............  $(29,317,544)      $(83,239,938)     $(31,463,304)  $   (54,562)  $(144,075,348)
Accretion of mandatorily
 redeemable preferred
 stock..................   (16,959,618)               --                --            --      (16,959,618)
                          ------------       ------------      ------------   -----------   -------------
   Net loss attributable
    to common equity....  $(46,277,162)      $(83,239,938)     $(31,463,304)  $   (54,562)  $(161,034,966)
                          ============       ============      ============   ===========   =============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------


December 31, 1998 Cash Flow Information:

                                                                TeleCorp
                                                         Communications, Inc.--
                                            TeleCorp      Guarantor Subsidiary
                                          -------------  ----------------------
Cash flows from operating activities:
 Net loss................................ $  (8,495,787)      $(26,644,880)
 Adjustment to reconcile net loss to net
  cash used in operating activities:
 Depreciation and amortization...........           --             581,120
 Noncash compensation expense associated
  with the issuance of restricted common
  stock and preferred stock..............           --                 --
 Noncash interest expense associated
  with Lucent notes and senior
  subordinated debt......................       460,400                --
 Noncash general administrative expense
  charged by affiliates..................           --                 --
 Amortization of deferred financing
  costs..................................       524,924                --
 Amortization of discount on notes
  payable................................           --                 --
 Changes in cash flow from operations
  resulting from changes in assets and
  liabilities:
 Accounts receivable.....................       (56,689)          (472,572)
 Inventory...............................           --            (778,235)
 Prepaid expenses........................           --            (816,020)
 Other current assets....................      (580,413)          (104,568)
 Other assets............................           --              (6,944)
 Accounts payable........................           --           2,260,294
 Accrued expenses........................        13,414         16,211,148
 Deferred rent...........................           --                 --
 Accrued interest........................     3,991,500                --
                                          -------------       ------------
   Net cash used in operating
    activities...........................    (4,142,651)        (9,770,657)
                                          -------------       ------------
Cash flows from investing activities:
 Expenditures for network under
  development, wireless network and
  property and equipment.................           --         (58,205,039)
 Capitalized interest on network under
  development and wireless network.......      (227,000)               --
 Expenditures for microwave relocation...           --          (3,339,410)
 Purchase of PCS licenses................   (21,000,000)
 Deposit on PCS licenses.................           --                 --
 Partial refund of deposit on PCS
  licenses...............................
                                          -------------       ------------
   Net cash used in investing
    activities...........................   (21,227,000)       (61,544,449)
                                          -------------       ------------
Cash flows from financing activities:
 Proceeds from sale of mandatorily
  redeemable preferred stock.............    26,661,420                --
 Receipt of preferred stock subscription
  receivable.............................           --                 --
 Direct issuance costs from sale of
  mandatorily redeemable preferred
  stock..................................    (1,027,694)               --
 Proceeds from sale of common stock......        38,305                --
 Proceeds from long-term debt............   235,000,000                --
 Purchases of treasury shares............           (26)               --
 Payments on notes payable...............           --                 --
 Payments of deferred financing costs....    (9,109,677)               --
 Proceeds from cash transfers from and
  expenses paid by affiliates............     1,064,858        121,750,000
 Payments on behalf of and transfers to
  affiliates.............................  (134,210,920)       (28,994,174)
                                          -------------       ------------
   Net cash provided by financing
    activities...........................   118,416,266         92,755,826
                                          -------------       ------------
 Net increase in cash and cash
  equivalents............................    93,046,615         21,440,720
 Cash and cash equivalents at the
  beginning of period....................           --                 --
                                          -------------       ------------
 Cash and cash equivalents at the end of
  period................................. $  93,046,615       $ 21,440,720
                                          =============       ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

September 30, 1999 Cash Flow Information:

                                                                    TeleCorp
                                                                 Communications,
                                                                 Inc.--Guarantor
                                                    TeleCorp       Subsidiary
                                                  -------------  ---------------
Cash flows from operating activities:
 Net loss.......................................  $ (29,317,544)  $(83,239,938)
 Adjustment to reconcile net loss to net cash
  used in operating activities:
 Depreciation and amortization..................        542,744     12,959,536
 Noncash compensation expense associated with
  the issuance of restricted common stock and
  preferred stock...............................            --             --
 Noncash accretion of Series E preferred stock..
 Noncash interest expense associated with Lucent
  Notes and High Yield facility.................     19,033,533            --
 Noncash general and administrative expense
  charged by affiliates.........................            --         932,267
 Amortization of deferred financing costs.......      1,199,642            --
 Amortization of discount on notes payable......            --             --
Changes in cash flow from operations resulting
 from changes in assets and liabilities:
 Accounts receivable............................         56,689    (16,968,748)
 Inventory......................................            --     (11,347,415)
 Prepaid expenses...............................            --          31,172
 Other current assets...........................        549,360        (80,858)
 Other assets...................................        395,025        220,262
 Accounts payable...............................             --      5,810,780
 Accrued expenses...............................        950,237     12,715,386
 Deferred rent..................................            --             --
 Accrued interest...............................    (1,103,686)        427,657
                                                  -------------   ------------
  Net cash used in operating activities.........    (7,694,000)    (78,539,899)
                                                  -------------   ------------
Cash flows from investing activities:
 Expenditures for network under development,
  wireless network and property and equipment...       (325,655)  (111,663,204)
 Capitalized interest on network under
  development and wireless network..............    (3,876,641)            --
 Expenditures for microwave relocation..........            --      (5,679,738)
 Purchase of PCS licenses.......................     (1,371,153)   (69,690,000)
 Deposit on PCS licenses........................   (28,877,743)            --
 Partial refund of deposit on PCS licenses......     11,361,350            --
                                                  -------------   ------------
  Net cash used in investing activities.........    (23,089,842)  (187,032,942)
Cash flows from financing activities:
 Proceeds from sale of mandatorily redeemable
  preferred stock...............................     64,364,415            --
 Receipt of preferred stock subscription
  receivable....................................      3,740,068            --
 Direct issuance costs from sale of mandatorily
  redeemable preferred stock....................     (2,500,000)           --
 Proceeds from sale of common stock.............     21,880,791            --
 Proceeds from long-term debt...................    397,635,000            --
 Purchases of treasury shares...................            (19)           --
 Payments on notes payable......................   (40,938,898)            --
 Payments of deferred financing costs...........    (10,738,044)      (261,249)
 Proceeds from cash transfers from and expenses
  paid by affiliates............................      4,171,365    315,780,445
 Payments on behalf of and transfers to
  affiliates....................................  (406,674,017)    (81,551,403)
                                                  -------------   ------------
  Net cash provided by financing activities.....     30,940,661    233,967,793
                                                  -------------   ------------
 Net increase in cash and cash equivalents......        156,819    (31,605,048)
 Cash and cash equivalents at the beginning of
  period........................................     93,046,614     21,440,720
                                                  -------------   ------------
 Cash and cash equivalents at the end of
  period........................................     93,203,433    (10,164,328)
                                                  =============   ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

17. Subsequent Events

 Initial Public Offering

   On November 2, 1999, the Company filed a preliminary prospectus with the Securities and Exchange Commission for an initial public offering of 7,800,000 shares of Class A common stock with an estimated price range of $16 to $18 per share.

 Deferred Compensation

   Upon an initial public offering, the variable stock option awards (see Note
10) will reach their measurement date. At that point, the Company will record deferred compensation expense based on the difference between the estimated fair value and the exercise price of the award. Deferred compensation has been estimated to be $9,400,000 and will be recognized as compensation expense over the related vesting periods, of which approximately $1,700,000 will be recorded as compensation expense in the fourth quarter of 1999.

   In addition, certain variable restricted stock awards will become fixed upon effectiveness of an initial public offering (see Note 9). This will result in estimated deferred compensation of approximately $53,300,000 of which $17,600,000 will be recorded as compensation expense in the fourth quarter of 1999.

   Certain employees, the Chief Executive Officer and the Executive Vice President of the Company will be issued a total of 1,111 shares and 503,022 shares of mandatorily redeemable Series E preferred stock and Class A common stock, respectively, pending final FCC approval of the share issuance related to the Viper Wireless transaction. The Chief Executive Officer's and the Executive Vice President's shares vest immediately and the employees' shares vest ratably over five years. The total estimated fair value of these shares is approximately $8,600,000, which will be recorded as deferred compensation, of which $5,500,000 will be recorded as compensation expense in the fourth quarter of 1999 if final share transfer approval is received from the FCC.

 Stock Split

   On November 8, 1999, the Company filed an amendment to its certificate of incorporation with the Delaware Secretary of State to effect a 3.09-for-1 stock split of its outstanding and authorized Series F preferred stock and all classes of its common stock. The stock split has been retroactively reflected in the financial statements for all periods presented. In addition, the amendment to the Company's certificate of incorporation increased the authorized number of shares of each of the Class A common stock and the Class B common stock by 15 million. In addition, the Board of Directors and the stockholders approved further amendments and restatements to the Company's certificate of incorporation to become effective upon the closing of the Company's pending initial public offering, including a 300 million increase in the number of authorized shares of the Company's class A common stock.

 Pending Acquisitions

   On October 18, 1999, the Company agreed to acquire TeleCorp LMDS, Inc. (TeleCorp LMDS) through a purchase of all of the outstanding stock of TeleCorp LMDS for an estimated aggregate purchase price of approximately $16,900,000. The consideration will be comprised of Series C preferred stock and Class A common stock. TeleCorp LMDS' only assets are LMDS licenses. The purchase price has been preliminarily allocated to the acquired licenses, subject to adjustment, based on a final valuation. TeleCorp LMDS'

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                 ------------

stockholders are Mr. Vento, Mr. Sullivan and three of our Cash Equity Investors. By acquiring TeleCorp LMDS, the Company will gain local multipoint distribution service, or LMDS. The LMDS licenses will provide the Company with additional airwaves to use as back-haul portions of the Company's PCS network traffic in several of the Company's markets.

   On October 14, 1999, the Company agreed to purchase 15 MHz of additional airwaves in the Lake Charles, Louisiana basic trading area from Gulfstream Telecomm, L.L.C. Total consideration approximates $2,700,000 and consists of approximately $400,000 in cash plus the assumption of approximately $2,300,000 in debt related to the license. Additionally, the Company will reimburse Gulf Telecomm for all interest it paid to the FCC on debt related to the license from June 1998 until the date the transaction is completed.

   Each of these agreements are subject to governmental approvals and other customary conditions to closing, but no assurance can be given that they will be closed on schedule or at all.

 Vendor Financing

   In October 1999, the Company entered into an amended and restated note purchase agreement with Lucent for the issuance of up to $12,500,000 of new series A notes and up to $12,500,000 of new series B notes under a vendor expansion facility in connection with prior acquisitions of licenses in certain markets. The terms of these notes issued under these facilities are identical to the original Lucent series A and series B notes.

   In addition, pursuant to the amended and restated note purchase agreement, Lucent has agreed to make available up to an additional $50.0 million of new vendor financing not to exceed an amount equal to 30% of the value of equipment, software and services provided by Lucent in connection with any additional markets we acquire. This $50.0 million of availability is subject to a reduction up to $20 million on a dollar for dollar basis of any additional amounts Lucent otherwise lends to us for such purposes under our senior credit facilities. Any notes purchased under this facility would be divided equally between Lucent series A and series B notes.

   The terms of Lucent series A and series B notes issued under these expansion facilities would be identical to the terms of the original Lucent series A and series B notes as amended, including a maturity date of October 23, 2009.

   In addition, any Lucent series B notes issued under the vendor expansion facility will mature and will be subject to mandatory prepayment on a dollar for dollar basis out of the net proceeds of any future public or private offering or sale of debt securities, exclusive of any private placement of notes issued to finance any additional markets and borrowings under the senior credit facilities or any replacement facility.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                       Description of Unaudited Pro Forma

                  Condensed Consolidated Financial Statements

   The following unaudited pro forma condensed consolidated financial statements are based upon the historical consolidated financial statements of the Company. The unaudited pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The unaudited pro form condensed consolidated balance sheet as of September 30, 1999 has been prepared to illustrate the effects of the issuance of mandatorily redeemable preferred stock and common stock to certain employees, the Chief Executive Officer and the Executive Vice President of the Company related to Viper Wireless, the acquisition of TeleCorp LMDS, Inc. and certain adjustments related to the asset acquisitions which completed in the first nine months of 1999 as if these transactions had occurred on January 1, 1998. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999 have been prepared to illustrate the effects of the issuance of mandatorily redeemable preferred stock and common stock to certain employees, the Chief Executive Officer and the Executive Vice President of the Company related to Viper Wireless, and the acquisition of TeleCorp LMDS, Inc. as if these transactions occurred on January 1, 1998.

   The unaudited pro forma condensed consolidated financial statements and accompanying notes thereto should be read in conjunction with the historical consolidated financial statements of the Company and the other financial information included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to be indicative of what the Company's consolidated financial position would actually have been had the issuance of mandatorily redeemable preferred stock, preferred stock, and common stock to certain employees, the Chief Executive Officer and the Executive Vice President of the Company related to Viper Wireless and the acquisition of TeleCorp LMDS, Inc. occurred on such date or to project the Company's consolidated financial position for any future period.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                  As of September 30, 1999 (unaudited)
                          ------------------------------------------------------
                           Historical
                          TeleCorp PCS,
                            Inc. and
                          Subsidiaries
                          and Predeces-   Telecorp     Proforma
                           sor Company      LMDS     Adjustments     Pro Forma
                          -------------  ----------- ------------  -------------
Assets
 Current assets:
 Cash and cash
  equivalents...........  $  80,410,108  $       --  $        --   $  80,410,108
 Accounts receivable,
  net...................     17,852,412          --           --      17,852,412
 Inventory..............     12,125,650          --           --      12,125,650
 Prepaid expenses.......      2,268,836          --           --       2,268,836
 Other current assets...        231,747          --           --         231,747
                          -------------  ----------- ------------  -------------
  Total current assets..    112,888,753          --           --     112,888,753
 Property and equipment,
  net...................    347,348,394          --           --     347,348,394
 PCS licenses and
  microwave relocation
  costs.................    235,759,502   16,900,000          --     252,659,502
 Intangible assets --
  AT&T agreements.......     39,696,161          --    (2,065,000)    37,631,161
 Deferred financing
  costs, net............     18,384,404          --           --      18,384,404
 Other assets...........        705,964          --           --         705,964
                          -------------  ----------- ------------  -------------
  Total assets..........  $ 754,783,178  $16,900,000 $ (2,065,000) $ 769,618,178
                          =============  =========== ============  =============
Liabilities, Mandatorily
 Redeemable Preferred
 Stock and Stockholders'
 Equity (Deficit)
 Current liabilities:
 Accounts payable.......  $  21,962,774  $       --  $        --   $  21,962,774
 Accrued expenses.......     38,794,385          --           --      38,794,385
 Microwave relocation
  obligation, current
  portion...............      5,297,484          --           --       5,297,484
 Long-term debt, current
  portion...............      1,340,378          --           --       1,340,378
 Accrued interest.......      3,635,106          --           --       3,635,106
 Deferred revenue.......      1,133,018          --           --       1,133,018
                          -------------  ----------- ------------  -------------
  Total current
   liabilities..........     72,163,145          --           --      72,163,145
                          -------------  ----------- ------------  -------------
 Long-term debt.........    628,469,693          --           --     628,409,693
 Microwave relocation
  obligation............      2,364,544          --           --       2,364,544
 Accrued expenses.......      5,028,943          --           --       5,028,943
 Deferred rent..........        605,496          --           --         605,496
                          -------------  ----------- ------------  -------------
  Total liabilities.....    708,571,821          --           --     708,571,821
                          -------------  ----------- ------------  -------------
 Mandatorily redeemable
  preferred stock.......    353,014,125    2,500,000   15,453,775    370,967,900
 Deferred compensation..         (9,482)         --       (16,172)       (25,654)
 Treasury stock, at
  cost..................            --           --           --             --
 Preferred stock
  subscriptions
  receivable............   (103,000,543)         --           --    (103,000,543)
                          -------------  ----------- ------------  -------------
  Total mandatorily
   redeemable preferred
   stock, net...........    250,004,100    2,500,000   15,437,603    267,941,703
                          -------------  ----------- ------------  -------------
 Commitments and
  contingencies.........
 Stockholders' equity
  (deficit):
 Series F preferred
  stock.................        149,128          --           --         149,128
 Common stock...........        749,704        8,343        5,030        763,077
 Additional paid-in-
  capital...............      5,379,062   14,391,657    8,534,970     28,305,689
 Deferred compensation..       (801,083)         --    (3,040,000)    (3,841,083)
 Common stock
  subscriptions
  receivable............       (190,991)         --           --        (190,991)
 Treasury stock, at
  cost..................            --           --           --             --
 Accumulated deficit....   (209,078,563)              (23,002,603)  (232,081,166)
                          -------------  ----------- ------------  -------------
  Total stockholders'
   equity (deficit).....   (203,792,743)  14,400,000  (17,502,603)  (206,895,346)
                          -------------  ----------- ------------  -------------
  Total liabilities,
   mandatorily
   redeemable preferred
   stock and
   stockholders' equity
   (deficit)............  $ 754,783,178  $16,900,000 $ (2,065,000) $ 769,618,178
                          =============  =========== ============  =============

       See accompanying notes to unaudited pro forma condensed consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

       UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                             For the nine months September 30, 1999 (Unaudited)
                          ------------------------------------------------------------
                             Historical
                          TeleCorp PCS, Inc
                           and Predecessor  TeleCorp   Pro Forma
                               Company        LMDS    Adjustments     Pro Forma
                          ----------------- --------  ------------  -------------
Revenue:
  Service revenue.......    $  18,937,031   $   --    $        --   $  18,937,031
  Equipment revenue.....       10,321,594       --             --      10,321,594
  Roaming revenue.......       18,942,080       --             --      18,942,080
                            -------------   -------   ------------  -------------
    Total revenue.......       48,200,705       --             --      48,200,705
                            -------------   -------   ------------  -------------
Operating expenses:
  Cost of revenue.......       23,086,816       --             --      23,086,816
  Operations and
   development..........       25,925,009       --             --      25,925,009
  Selling and
   marketing............       39,719,864       --             --      39,719,864
  General and
   administrative.......       38,942,446    13,258      5,500,000     44,455,704
  Depreciation and
   amortization.........       34,799,411       --         885,000     35,684,411
                            -------------   -------   ------------  -------------
    Total operating
     expenses...........      162,473,546    13,258      6,385,000    168,871,804
                            -------------   -------   ------------  -------------
Operating loss..........     (114,272,841)  (13,258)    (6,385,000)  (120,671,099)
Other (income) expense:
  Interest expense......       34,447,452       --             --      34,447,452
  Interest income.......       (4,805,133)   (9,667)           --      (4,814,800)
  Other expense.........          160,188       --             --         160,188
                            -------------   -------   ------------  -------------
    Net loss............     (144,075,348)   (3,591)    (6,385,000)  (150,463,939)
Accretion of mandatorily
 redeemable preferred
 stock..................      (16,959,618)      --      (6,066,409)   (23,026,027)
                            -------------   -------   ------------  -------------
    Proforma net loss
     attributable to
     common equity......    $(161,034,966)  $(3,591)  $(12,451,409) $(173,489,966)
                            =============   =======   ============  =============

       See accompanying notes to unaudited pro forma condensed consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                            For the year ended December 31, 1998 (unaudited)
                          -------------------------------------------------------
                              Historical
                          TeleCorp PCS, Inc.
                           and Predecessor   TeleCorp    ProForma
                               Company         LMDS    Adjustments    Pro Forma
                          ------------------ --------  ------------  ------------
Revenue:
  Service revenue.......     $        --     $    --   $        --   $        --
  Equipment revenue.....              --          --            --            --
  Roaming revenue.......           29,231         --            --         29,231
                             ------------    --------  ------------  ------------
    Total revenue.......           29,231         --            --         29,231
                             ------------    --------  ------------  ------------
Operating expenses:
  Cost of revenue.......                          --            --            --
  Operations and
   development..........        9,772,485         --            --      9,772,485
  Selling and
   marketing............        6,324,666         --            --      6,324,666
  General and
   administrative.......       26,239,119      40,996     5,500,000    31,780,115
  Depreciation and
   amortization.........        1,583,864         --      1,180,000     2,763,864
                             ------------    --------  ------------  ------------
    Total operating
     expenses...........       43,920,134      40,996     6,680,000    50,641,130
                             ------------    --------  ------------  ------------
    Operating loss......      (43,890,903)    (40,996)   (6,680,000)  (50,611,899)
Other (income) expense:
  Interest expense......       11,934,263         --            --     11,934,263
  Interest income.......       (4,697,233)    (62,292)          --     (4,759,525)
  Other expense.........           27,347         --            --         27,347
                             ------------    --------  ------------  ------------
    Net (loss) income...      (51,155,280)     21,296    (6,680,000)  (57,813,984)
Accretion of mandatorily
 redeemable preferred
 stock..................       (8,566,922)        --     (9,329,594)  (17,896,516)
                             ------------    --------  ------------  ------------
  Proforma net (loss)
   income attributable
   to common equity.....     $(59,722,202)   $ 21,296  $(16,009,594) $(75,710,500)
                             ============    ========  ============  ============

       See accompanying notes to unaudited pro forma condensed consolidated financial statements.

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 ------------

   On October 18, 1999, the Company agreed to acquire TeleCorp LMDS, Inc. through a purchase of all of the outstanding stock of TeleCorp LMDS for an aggregate purchase price of approximately $16,900,000. The consideration will be comprised of Series C preferred stock and Class A Common Stock. TeleCorp LMDS' only assets are LMDS licenses. The purchase price has been preliminarily allocated to the acquired licenses, subject to adjustment based upon a final valuation. TeleCorp LMDS' stockholders are Mr. Vento, Mr. Sullivan and three of the Company's Cash Equity Investors. By acquiring TeleCorp LMDS, the Company will gain local multipoint distribution service, or LMDS. The LMDS licenses will provide the Company with additional airwaves the Company can use to back-haul portions of its PCS network traffic in several of its markets.

   On October 14, 1999, the Company agreed to purchase 15 MHz of additional airwaves from Gulf Telecomm, LLC for $362,844 in cash, the assumption of approximately $2.3 million of FCC debt and the reimbursement of Gulf Telecomm for all interest paid to the FCC from June 1998 until the transaction is completed. This acquisition has not been included in the unaudited pro forma condensed consolidated financial statements due to its immateriality.

   The proforma adjustments result from the following:

  (i) The amortization of the extension of the Network Membership License Agreement related to the AT&T Puerto Rico acquisition as if the transaction occurred on January 1, 1998, and

  (ii) The accretion of manditorily redeemable preferred stock issued related to asset acquisitions which have completed (AT&T Puerto Rico, Wireless 2000, Digital PCS and Viper Wireless) or to be issued related to pending acquisitions (TeleCorp LMDS) as if the transactions occurred on January 1, 1998.

  (iii) Certain employees, the Chief Executive Officer and the Executive Vice President of the Company will be issued a total of 1,111 shares and 503,022 shares of mandatorily redeemable Series E preferred stock and Class A common stock, respectively, pending final FCC approval of the share issuance related to the Viper Wireless transaction. The Chief Executive Officer and the Executive Vice President's shares vest immediately and the employees' shares vest ratably over five years. The total estimated fair value of these shares is approximately $8,600,000 which will be recorded as deferred compensation of which $5,500,000 will be recorded as compensation expense in the fourth quarter of 1999 if final share transfer approval is received from the FCC.

    [Pictures of company stores, customers using handsets and customer care center.]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                7,800,000 Shares
                               TeleCorp PCS, Inc.
                              Class A Common Stock
                                   --------
                                   PROSPECTUS
                                      , 1999

                                   --------

                              Salomon Smith Barney

                                Lehman Brothers

                           Deutsche Banc Alex. Brown

                              Merrill Lynch & Co.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the Nasdaq National Market listing application fee, are estimated.

Securities and Exchange Commission registration fee................. $   44,886
National Association of Securities Dealers, Inc. filing fee.........     14,875
Nasdaq National Market listing fee..................................     95,000
Printing and engraving fees and expenses*...........................    250,000
Legal fees and expenses*............................................    550,000
Accountants' fees and expenses*.....................................    250,000
Transfer Agent and Registrar fees and expenses*.....................      5,000
Miscellaneous expenses*.............................................    116,239
                                                                     ----------
  Total*............................................................ $1,326,000
                                                                     ==========

- --------
 * Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   As permitted by Section 101(b)(7) of the DGCL, our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors and executive officers for monetary damages for breach of fiduciary duty as a director or executive officer, except: (1) for any breach of the director's or executive officer's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) for unlawful dividends and stock purchases under the DGCL; or (4) for any transaction from which the director derived an improper personal benefit.

   In addition, Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation may indemnify a director, officer, employee or agent against expenses (including attorneys' fees), judgements, fines and for amounts paid in settlement in respect of or in successful defense of any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Our bylaws provide that: (1) we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions; (2) we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or agreements; and (3) we must advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

   Prior to the closing of this offering, we intend to enter into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we have obtained directors' and officers' insurance providing indemnification for our directors, officers and key employees for various liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Since our inception, we sold shares of our common stock and preferred stock in the amounts (restated to account for our 100-to-1 stock split effected on August 27, 1999 and 3.09-to-1 stock split effected on November 8, 1999), at the times, and for the aggregate amounts of consideration listed below without registration under the Securities Act of 1933. Exemption from registration under the Securities Act for each of the following sales is claimed under
Section 4(2) of the Securities Act because such transactions were by an issuer and did not involve a public offering.

   On July 17, 1998, we issued, in the aggregate, 66,722.81 shares of series A preferred stock, 135,347.76 shares of series C preferred stock, 34,266.97 shares of series D preferred stock, 3,336,141 shares of series F preferred stock, 12,855,107 shares of class A common stock, 36,738 shares of class C common stock, 275,539 shares of class D common stock and 1,000 shares of voting preference stock to 21 individuals and entities for an aggregate consideration of $128,000,000, ownership of all of the issued and outstanding shares of TeleCorp Holding Corp. and a PCS license.

   On April 20, 1999, we issued 2,332.55 shares of class C preferred stock and 226,923 shares of class A common stock to Digital PCS, LLC in consideration for the transfer of the ownership of PCS licenses.

   On May 14, 1999, we issued 980 shares of series D preferred stock, 98,000 shares of series F preferred stock, 5,477.2 shares of series C preferred stock and 547,720 shares of class A common stock to 15 entities for an aggregate consideration of $6,457,200.

   On May 25, 1999, we issued 30,750 shares of series A preferred stock, 39,996.60 shares of series C preferred stock, 4,063.35 shares of series E preferred stock and 3,999,660 shares of class A common stock to 20 individuals and entities for an aggregate consideration of $79,996,640.63 and a PCS license.

   On June 2, 1999, we issued 545.20 shares of series C preferred stock and 53,040 shares of class A common stock to Wireless 2000, Inc. in consideration for the transfer of the ownership of PCS licenses.

   On July 15, 1999, we issued 1,678.44 shares of series D preferred stock, 518,638 shares of series F preferred stock, 9,380.75 shares of series C preferred stock and 2,898,652 shares of class A common stock to 15 entities for an aggregate consideration of $11,059,190.

   On September 29, 1999, we issued 2,241.56 shares of series D preferred stock, 224,156 shares of series F preferred stock, 12,528.05 shares of series C preferred stock and 3,871,168 shares of class A common stock to 15 entities for an aggregate consideration of $14,769,610.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES.

   (a) Unless indicated otherwise below, the following exhibits were filed with registrant's Registration Statement on Form S-4 as initially filed on June 22 , 1999, or amendments thereto, and are incorporated herein by reference.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Draft of Underwriting Agreement

  3.1.1 Fourth Amended and Restated Certificate of Incorporation of the registrant, as amended

  3.1.2* Form of Fifth Amended and Restated Certificate of Incorporation to be adopted by the registrant

  3.2.1  Amended and Restated Bylaws of the registrant

  3.2.2* Second Amended and Restated Bylaws to be adopted by the registrant

  4.1*   Articles IV, V, VI, and IX of the TeleCorp PCS, Inc. Fifth Amended and
         Restated Certificate of Incorporation to be adopted by the registrant
         (contained in Exhibit 3.1.2)

  4.2*   Articles 1, 5, 8 and 9 of the TeleCorp PCS, Inc. Second Amended and
         Restated Bylaws to be adopted by the registrant (contained in Exhibit
         3.22)

  5.1* Opinion of McDermott, Will & Emery regarding the legality of the securities being registered

 10.1.1  Note Purchase Agreement by and between TeleCorp PCS, Inc. and Lucent
         Technologies, Inc., dated as of May 11, 1998

 10.1.2* Amended and Restated Note Purchase Agreement by and between TeleCorp
         PCS, Inc. and Lucent Technologies, Inc., dated as of October 29, 1999

 10.2 General Agreement for Purchase of PCS Systems and Services by and between TeleCorp PCS, Inc. and Lucent Technologies, Inc., dated as of
         May 12, 1998, as amended

 10.3    Securities Purchase Agreement by and among TeleCorp PCS, Inc., AT&T
         Wireless PCS Inc, TWR Cellular, Inc. and certain Cash Equity
         Investors, TeleCorp Investors and Management Stockholders identified, dated as of January 23, 1998

 10.4.1 Network Membership License Agreement by and among AT&T Corp., including AT&T Wireless Services, Inc., and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.4.2  Amendment No. 1 to Network Membership License Agreement, dated March
         30, 1999

 10.5.1  Management Agreement by and between TeleCorp Management Corp. and
         TeleCorp PCS, Inc., dated as of July 17, 1998

 10.5.2  Amendment No. 1 to the Management Agreement between TeleCorp
         Management Corp. and TeleCorp PCS, Inc., dated as of May 25, 1999

 10.5.3* Amendment No. 2 to the Management Agreement between TeleCorp
         Management Corp. and TeleCorp PCS, Inc., dated as of October 18, 1999

 10.6.1  Intercarrier Roamer Service Agreement by and between AT&T Wireless
         Services, Inc. and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.6.2  Amendment No. 1 to Intercarrier Roamer Service Agreement, dated May
         25, 1999

 10.7    Roaming Administration Service Agreement by and between AT&T Wireless
         Services, Inc. and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.8.1 Credit Agreement by and among TeleCorp PCS, Inc., the Lenders party to, and the Chase Manhattan Bank, as Administrative Agent and Issuing
         Bank, TD Securities (USA) Inc., as Syndication Agent, and Bankers
         Trust Company, as Documentation Agent, dated as of July 17, 1998 (the
         "Credit Agreement")

 10.8.2 First Amendment, Consent, and Waiver to the Credit Agreement, dated as of December 18, 1998

 10.8.3  Second Amendment and Waiver to the Credit Agreement, dated as of March
         1, 1999

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.8.4   Third Amendment to the Credit Agreement, dated as of March 30, 1999

 10.8.5   Fourth Amendment to the Credit Agreement, dated as of March 31, 1999

 10.8.6 Fifth Amendment and Acceptance to the Credit Agreement, dated as of April 7, 1999

 10.8.7   Sixth Amendment to the Credit Agreement, dated as of April 7, 1999

 10.8.8   Seventh Amendment to the Credit Agreement, dated as of May 21, 1999

 10.8.9*  Eighth Amendment to the Credit Agreement, dated as of October 25,
          1999

 10.8.10* Ninth Amendment to the Credit Agreement, dated as of October 26, 1999

 10.9.1   Stock Purchase Agreement by and among TeleCorp PCS, Inc., AT&T
          Wireless PCS, Inc. and certain Cash Equity Investors identified in, dated as of March 22, 1999

 10.9.2   Amendment No. 1 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of March 30, 1999.

 10.9.3   Amendment No. 2 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of April 6, 1999.

 10.9.4   Amendment No. 3 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of May 14, 1999.

 10.9.5   Amendment No. 4 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of July 15, 1999.

 10.10    Stock Purchase Agreement by and among Viper Wireless, Inc., TeleCorp
          Holding Corp., Inc. and TeleCorp PCS, Inc., dated as of March 1, 1999

 10.11    Puerto Rico Stock Purchase Agreement by and among TeleCorp PCS, Inc.,
          Puerto Rico Acquisition Corp. and certain Management Stockholders and
          Cash Equity Investors, dated as of March 30, 1999

 10.12    Letter of Agreement by and between AT&T Wireless Services, Inc. and
          TeleCorp Communications, Inc., dated as of December 21, 1998

 10.13    Asset Purchase Agreement, dated May 25, 1999, by and between AT&T
          Wireless PCS Inc. and TeleCorp PCS, Inc.

 10.14 Preferred Stock Purchase Agreement, dated May 24, 1999, by and between AT&T Wireless PCS Inc. and TeleCorp PCS, Inc.

 10.15    License Acquisition Agreement, dated May 15, 1998, by and between
          Mercury PCS II, LLC and TeleCorp PCS, Inc.

 10.16    License Acquisition Agreement, dated May 15, 1998, by and between
          Wireless 2000, Inc. and TeleCorp PCS, Inc.

 10.17.1  Stockholders' Agreement, dated as of July 17, 1998, by and among AT&T
          Wireless PCS, Inc., TWR Cellular, Inc., Cash Equity Investors,
          Management Stockholders, and TeleCorp PCS, Inc.

 10.17.2  Amendment No. 1 to Stockholders' Agreement dated May 25, 1999

 10.17.3* Amendment No. 2 to Stockholders' Agreement dated November 1, 1999

 10.18    Purchase Agreement, dated April 20, 1999, by and among Chase
          Securities Inc., BT Alex. Brown Incorporated, Lehman Brothers Inc.,
          TeleCorp PCS, Inc. and TeleCorp Communications, Inc.

 10.19 Exchange and Registration Rights Agreement, dated April 23, 1999, by and among Chase Securities Inc., BT Alex. Brown Incorporated, Lehman
          Brothers Inc., TeleCorp PCS, Inc. and TeleCorp Communications, Inc.

 10.20    Agreement, dated as of July 17, 1998, by and among AT&T Wireless PCS
          Inc., TWR Cellular, Inc., the Cash Equity Investors, the TeleCorp
          Investors and the Management Stockholders.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.21    Employee Agreement, dated as of July 17, 1998, by and between
          TeleCorp PCS, Inc. and Julie A. Dobson.

 10.22    Share Grant Agreement, dated July 16, 1998, by and between TeleCorp
          PCS, Inc. and Julie A. Dobson.

 10.23 Separation Agreement, dated as of March 8, 1999, by and among TeleCorp PCS, Inc., TeleCorp Communications, Inc. and Robert Dowski.

 10.24 Agreement among the Parties, dated as of June 30, 1999, by and among TeleCorp PCS, Inc., the Cash Equity Investors, Entergy Technology
          Holding Company, AT&T Wireless PCS, Inc., TWR Cellular Inc. and other stockholders.

 10.25    Amended and Restated Agreement, dated April 16, 1999, by and among
          TeleCorp Communications, Inc., Triton PCS, Inc., Tritel
          Communications, Inc. and Affiliate License Co, L.L.C.

 10.26    TeleCorp PCS, Inc. 1998 Restricted Stock Plan, as amended May 20,
          1999.

 10.27* TeleCorp PCS, Inc. 1999 Stock Option Plan, dated June 23, 1999, as amended.

 10.30    Indenture, dated as of April 23, 1999, by and between Bankers Trust
          Company, as trustee, and TeleCorp PCS, Inc. relating to the 11 5/8%
          Senior Subordinated Discount Notes due 2009

 10.31*   Form of Indemnification Agreement to be entered into between TeleCorp
          PCS, Inc. and its directors and executive officers.

 21.1     Subsidiaries of TeleCorp PCS, Inc.

 23.1*    Consent of McDermott, Will & Emery (contained in Exhibit 5.1)

 23.2*    Consent of PricewaterhouseCoopers, LLP

 24.1***  Power of Attorney for TeleCorp PCS, Inc. (included on signature page)

 27.1**** Financial Data Schedule

- --------

   *Filed herewith.

  **To be filed by amendment.

 ***Previously filed with this registration statement.

****Filed with registrant's Form 10-Q on November 15, 1999 and incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling persons of the registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Commonwealth of Virginia, on November 17, 1999.

                                          Telecorp PCS, Inc.

                                                    /s/ Gerald T. Vento
                                          By: _________________________________
                                                      Gerald T. Vento
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Gerald T. Vento           Chief Executive Officer     November 17, 1999
______________________________________  (Principal Executive
           Gerald T. Vento              Officer) and Chairman

        /s/ Thomas H. Sullivan         Executive Vice President,   November 17, 1999
______________________________________  Chief Financial Officer
          Thomas H. Sullivan            (Principal Financial and
                                        Accounting Officer) and
                                        Director

                  *                    Director                    November 17, 1999
______________________________________
          Michael R. Hannon

                  *                    Director                    November 17, 1999
______________________________________
            Scott Anderson

                                       Director                    November  , 1999
______________________________________
            Rohit M. Desai

                                       Director                    November  , 1999
______________________________________
            Gary S. Fuqua

                  *                    Director                    November 17, 1999
______________________________________
            James M. Hoak

                  *                    Director                    November 17, 1999
______________________________________
           Mary Hawkins-Key

                  *                    Director                    November 17, 1999
______________________________________
           William Kussell

              Signature                          Title                   Date
              ---------                          -----                   ----

                                       Director                    November  , 1999
______________________________________
        William Laverack, Jr.

                  *                    Director                    November 17, 1999
______________________________________
           Joseph O'Donnell

                  *                    Director                    November 17, 1999
______________________________________
           Michael Schwartz

                  *                    Director                    November 17, 1999
______________________________________
            James F. Wade

         /s/ Thomas H. Sullivan
*By: ________________________________
           Thomas H. Sullivan
            Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Draft of Underwriting Agreement

  3.1.1 Fourth Amended and Restated Certificate of Incorporation of the registrant, as amended

  3.1.2* Form of Fifth Amended and Restated Certificate of Incorporation to be adopted by the registrant

  3.2.1  Amended and Restated Bylaws of the registrant

  3.2.2* Second Amended and Restated Bylaws to be adopted by the registrant

  4.1*   Articles IV, V, VI, and IX of the TeleCorp PCS, Inc. Fifth Amended and
         Restated Certificate of Incorporation to be adopted by the registrant
         (contained in Exhibit 3.1.2)

  4.2*   Articles 1, 5, 8 and 9 of the TeleCorp PCS, Inc. Second Amended and
         Restated Bylaws to be adopted by the registrant (contained in Exhibit
         3.22)

  5.1* Opinion of McDermott, Will & Emery regarding the legality of the securities being registered

 10.1.1  Note Purchase Agreement by and between TeleCorp PCS, Inc. and Lucent
         Technologies, Inc., dated as of May 11, 1998

 10.1.2* Amended and Restated Note Purchase Agreement by and between TeleCorp
         PCS, Inc. and Lucent Technologies, Inc., dated as of October 29, 1999

 10.2 General Agreement for Purchase of PCS Systems and Services by and between TeleCorp PCS, Inc. and Lucent Technologies, Inc., dated as of
         May 12, 1998, as amended

 10.3    Securities Purchase Agreement by and among TeleCorp PCS, Inc., AT&T
         Wireless PCS Inc, TWR Cellular, Inc. and certain Cash Equity
         Investors, TeleCorp Investors and Management Stockholders identified, dated as of January 23, 1998

 10.4.1 Network Membership License Agreement by and among AT&T Corp., including AT&T Wireless Services, Inc., and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.4.2  Amendment No. 1 to Network Membership License Agreement, dated March
         30, 1999

 10.5.1  Management Agreement by and between TeleCorp Management Corp. and
         TeleCorp PCS, Inc., dated as of July 17, 1998

 10.5.2  Amendment No. 1 to the Management Agreement between TeleCorp
         Management Corp. and TeleCorp PCS, Inc., dated as of May 25, 1999

 10.5.3* Amendment No. 2 to the Management Agreement between TeleCorp
         Management Corp. and TeleCorp PCS, Inc., dated as of October 18, 1999

 10.6.1  Intercarrier Roamer Service Agreement by and between AT&T Wireless
         Services, Inc. and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.6.2  Amendment No. 1 to Intercarrier Roamer Service Agreement, dated May
         25, 1999

 10.7    Roaming Administration Service Agreement by and between AT&T Wireless
         Services, Inc. and TeleCorp PCS, Inc., dated as of July 17, 1998

 10.8.1 Credit Agreement by and among TeleCorp PCS, Inc., the Lenders party to, and the Chase Manhattan Bank, as Administrative Agent and Issuing
         Bank, TD Securities (USA) Inc., as Syndication Agent, and Bankers
         Trust Company, as Documentation Agent, dated as of July 17, 1998 (the
         "Credit Agreement")

 10.8.2 First Amendment, Consent, and Waiver to the Credit Agreement, dated as of December 18, 1998

 10.8.3  Second Amendment and Waiver to the Credit Agreement, dated as of March
         1, 1999

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.8.4   Third Amendment to the Credit Agreement, dated as of March 30, 1999

 10.8.5   Fourth Amendment to the Credit Agreement, dated as of March 31, 1999

 10.8.6 Fifth Amendment and Acceptance to the Credit Agreement, dated as of April 7, 1999

 10.8.7   Sixth Amendment to the Credit Agreement, dated as of April 7, 1999

 10.8.8   Seventh Amendment to the Credit Agreement, dated as of May 21, 1999

 10.8.9*  Eighth Amendment to the Credit Agreement, dated as of October 25,
          1999

 10.8.10* Ninth Amendment to the Credit Agreement, dated as of October 26, 1999

 10.9.1   Stock Purchase Agreement by and among TeleCorp PCS, Inc., AT&T
          Wireless PCS, Inc. and certain Cash Equity Investors identified in, dated as of March 22, 1999

 10.9.2   Amendment No. 1 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of March 30, 1999.

 10.9.3   Amendment No. 2 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of April 6, 1999.

 10.9.4   Amendment No. 3 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of May 14, 1999.

 10.9.5   Amendment No. 4 to Stock Purchase Agreement by and among TeleCorp
          PCS, Inc., AT&T Wireless PCS, Inc. and Cash Equity Investors, dated as of July 15, 1999.

 10.10    Stock Purchase Agreement by and among Viper Wireless, Inc., TeleCorp
          Holding Corp., Inc. and TeleCorp PCS, Inc., dated as of March 1, 1999

 10.11    Puerto Rico Stock Purchase Agreement by and among TeleCorp PCS, Inc.,
          Puerto Rico Acquisition Corp. and certain Management Stockholders and
          Cash Equity Investors, dated as of March 30, 1999

 10.12    Letter of Agreement by and between AT&T Wireless Services, Inc. and
          TeleCorp Communications, Inc., dated as of December 21, 1998

 10.13    Asset Purchase Agreement, dated May 25, 1999, by and between AT&T
          Wireless PCS Inc. and TeleCorp PCS, Inc.

 10.14 Preferred Stock Purchase Agreement, dated May 24, 1999, by and between AT&T Wireless PCS Inc. and TeleCorp PCS, Inc.

 10.15    License Acquisition Agreement, dated May 15, 1998, by and between
          Mercury PCS II, LLC and TeleCorp PCS, Inc.

 10.16    License Acquisition Agreement, dated May 15, 1998, by and between
          Wireless 2000, Inc. and TeleCorp PCS, Inc.

 10.17.1  Stockholders' Agreement, dated as of July 17, 1998, by and among AT&T
          Wireless PCS, Inc., TWR Cellular, Inc., Cash Equity Investors,
          Management Stockholders, and TeleCorp PCS, Inc.

 10.17.2  Amendment No. 1 to Stockholders' Agreement dated May 25, 1999

 10.17.3* Amendment No. 2 to Stockholders' Agreement dated November 1, 1999

 10.18    Purchase Agreement, dated April 20, 1999, by and among Chase
          Securities Inc., BT Alex. Brown Incorporated, Lehman Brothers Inc.,
          TeleCorp PCS, Inc. and TeleCorp Communications, Inc.

 10.19 Exchange and Registration Rights Agreement, dated April 23, 1999, by and among Chase Securities Inc., BT Alex. Brown Incorporated, Lehman
          Brothers Inc., TeleCorp PCS, Inc. and TeleCorp Communications, Inc.

 10.20    Agreement, dated as of July 17, 1998, by and among AT&T Wireless PCS
          Inc., TWR Cellular, Inc., the Cash Equity Investors, the TeleCorp
          Investors and the Management Stockholders.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.21    Employee Agreement, dated as of July 17, 1998, by and between
          TeleCorp PCS, Inc. and Julie A. Dobson.

 10.22    Share Grant Agreement, dated July 16, 1998, by and between TeleCorp
          PCS, Inc. and Julie A. Dobson.

 10.23 Separation Agreement, dated as of March 8, 1999, by and among TeleCorp PCS, Inc., TeleCorp Communications, Inc. and Robert Dowski.

 10.24 Agreement among the Parties, dated as of June 30, 1999, by and among TeleCorp PCS, Inc., the Cash Equity Investors, Entergy Technology
          Holding Company, AT&T Wireless PCS, Inc., TWR Cellular Inc. and other stockholders.

 10.25    Amended and Restated Agreement, dated April 16, 1999, by and among
          TeleCorp Communications, Inc., Triton PCS, Inc., Tritel
          Communications, Inc. and Affiliate License Co, L.L.C.

 10.26    TeleCorp PCS, Inc. 1998 Restricted Stock Plan, as amended May 20,
          1999.

 10.27* TeleCorp PCS, Inc. 1999 Stock Option Plan, dated June 23, 1999, as amended.

 10.30    Indenture, dated as of April 23, 1999, by and between Bankers Trust
          Company, as trustee, and TeleCorp PCS, Inc. relating to the 11 5/8%
          Senior Subordinated Discount Notes due 2009

 10.31*   Form of Indemnification Agreement to be entered into between TeleCorp
          PCS, Inc. and its directors and executive officers.

 21.1     Subsidiaries of TeleCorp PCS, Inc.

 23.1**   Consent of McDermott, Will & Emery (contained in Exhibit 5.1)

 23.2*    Consent of PricewaterhouseCoopers, LLP

 24.1***  Power of Attorney for TeleCorp PCS, Inc. (included on signature page)

 27.1**** Financial Data Schedule

- --------
   *Filed herewith.
  **To be filed by amendment.

 ***Previously filed with this registration statement.

****Filed with registrant's Form 10-Q on November 15, 1999 and incorporated by reference herein.